Form 10-K, Exhibit 13
period 1996-03-31
DANKA BUSINESS SYSTEMS PLC
filed 1996-06-28
CIK 894010

                                                                     EXHIBIT 13


                                                 PORTIONS OF THE REGISTRANT'S
                                                 1996 ANNUAL REPORT THAT ARE
                                                 INCORPORATED BY REFERENCE.

                                            FINANCIAL AND CORPORATE INFORMATION


CONTENTS



Selected consolidated financial data ....................................   16

Management's discussion and analysis of financial
  condition and results of operations ...................................   17

Consolidated statements of earnings .....................................   23

Consolidated balance sheets .............................................   24

Consolidated statements of cash flows ...................................   25

Consolidated statements of shareholders' equity .........................   26

Notes to the consolidated financial statements ..........................   27

Independent auditors' report ............................................   37

Market prices of ADSs and Ordinary Shares ...............................   38

Board of directors ......................................................   39

Corporate information ...................................................   40






Note
The financial information in this section has been prepared under United States Generally Accepted Accounting Principles in U.S. dollars. Financial information prepared under United Kingdom Generally Accepted Accounting Principles in pounds sterling may be obtained by contacting the Company's offices at the addresses shown on page 40.


Danka Business Systems PLC                                                  15

SELECTED CONSOLIDATED FINANCIAL DATA


For the years ended March 31

                                                           1996          1995         1994         1993         1992
                                                           $000          $000         $000         $000         $000
                                                                            (Except Per ADS Data)
- ----------------------------------------------------------------------------------------------------------------------
STATEMENTS OF EARNINGS DATA:
REVENUE:
     Retail ........................................    1,069,593       702,740      453,218      292,538      194,481
     Wholesale .....................................      170,711        99,456       78,190       60,157       41,541
- ----------------------------------------------------------------------------------------------------------------------
                                                        1,240,304       802,196      531,408      352,695      236,022
- ----------------------------------------------------------------------------------------------------------------------
GROSS PROFIT:
     Retail ........................................      466,533       306,202      199,080      129,683       87,023
     Wholesale .....................................       30,116        17,691       14,688       10,164        6,095
- ----------------------------------------------------------------------------------------------------------------------
                                                          496,649       323,893      213,768      139,847       93,118
- ----------------------------------------------------------------------------------------------------------------------
Selling, general and administrative expenses .......      378,407       245,525      162,119      107,668       73,383
Amortization of intangible assets ..................       13,587         6,818        3,765        1,821       10,111
Restructuring charges ..............................        8,500          --           --           --           --
- ----------------------------------------------------------------------------------------------------------------------
EARNINGS FROM OPERATIONS ...........................       96,155        71,550       47,884       30,358        9,624

Interest expense and other, net ....................       21,566         7,742        3,667        2,751        3,338
- ----------------------------------------------------------------------------------------------------------------------
EARNINGS BEFORE INCOME TAXES .......................       74,589        63,808       44,217       27,607        6,286

Provision for income taxes .........................       28,241        24,761       17,751        6,395        1,721
- ----------------------------------------------------------------------------------------------------------------------
EARNINGS BEFORE EXTRAORDINARY ITEM .................       46,348        39,047       26,466       21,212        4,565

Extraordinary item* ................................        1,133          --           --           --           --
- ----------------------------------------------------------------------------------------------------------------------
NET EARNINGS .......................................       45,215        39,047       26,466       21,212        4,565
- ----------------------------------------------------------------------------------------------------------------------

PER ADS DATA:
     Earnings before extraordinary item ............   $     0.90    $     0.80   $     0.59   $     0.51   $     0.11
     Extraordinary item* ...........................        (0.02)         --           --           --           --

     Net earnings per ADS ..........................   $     0.88    $     0.80   $     0.59   $     0.51   $     0.11

     Dividends per ADS .............................   $     0.13    $     0.11   $     0.09   $     0.07   $     0.06

BALANCE SHEET DATA:
     Total assets ..................................    1,091,556       635,314      356,804      164,504      125,070
     Long-term debt, less current maturities .......      318,262       233,681       67,520       19,954       20,595
     Shareholders' equity ..........................      441,843       206,408      169,925       62,154       43,540


*Extraordinary item in 1996 represents the loss on early extinguishment of debt, net of the related income tax benefit.


16                                                   Danka Business Systems PLC

                                        MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS


THE COMPANY

Danka Business Systems PLC and its subsidiaries (the "Company") is one of the largest independent suppliers in North America and Europe of photocopiers, facsimiles and related service, parts and supplies. The Company principally distributes the products of Canon, Konica, Minolta, Mita, Ricoh, Sharp, and Toshiba and recently signed a marketing agreement with Eastman Kodak's Office Imaging division ("Kodak"), granting it the non-exclusive right to sell and service Kodak high-volume copiers in the United States and Canada. The addition of the Kodak high-volume products enhances the Company's product line.

Effective November 1, 1995, the Company acquired all of the issued and outstanding shares of Infotec Europe B.V. and its operating subsidiaries ("Infotec"), one of Europe's largest independent suppliers of photocopiers, facsimile equipment and related service, parts and supplies. Infotec markets a full range of Ricoh products under the Infotec brand name, through its offices in Germany, the United Kingdom, France, Italy, Denmark, Belgium and The Netherlands, as well as through its wholesale distribution network of independent dealers in these and other European countries. For calendar 1994, Infotec had total revenue of approximately $256 million and income from operations of approximately $17 million.

The Company recorded an $8.5 million pre-tax restructuring charge in the third quarter of fiscal 1996, principally related to the restructuring of its international operations. The restructuring charge included, among other things, severance and other employee termination benefits, lease settlement costs associated with the consolidation of duplicate facilities, and the write-off of certain leasehold improvements and other fixed assets. In connection with the acquisition of Infotec, the Company is making investments in training, advertising, the establishment of a European headquarters and a European management information system which were dilutive to earnings in the third and fourth quarters of fiscal 1996. The Company believes these investments are necessary to help assist in the long-term integration of Infotec. These costs were not included in the restructuring charge and accordingly are being charged to operations as incurred. The Company is in the process of integrating existing European operations with Infotec and believes that such integrated operations will provide a substantial core operation from which to pursue its growth strategy in Europe.

Over the last three years, the Company has completed over 100 acquisitions and believes that significant acquisition opportunities continue to exist in the highly fragmented North American and European automated office equipment industry. The Company seeks to improve the profitability of the businesses it acquires by integrating them into its sales and service network.


Danka Business Systems PLC                                                  17

RESULTS OF OPERATIONS
The following table sets forth for the periods indicated the percentage of total revenue represented by certain items in the Company's Consolidated Statements of Earnings:


                                                                Year Ended March 31
- --------------------------------------------------------------------------------------
                                                              1996      1995      1994
- --------------------------------------------------------------------------------------
REVENUE:
     Retail equipment sales ...........................       38.2%     40.5%     38.1%
     Retail service, supplies and rentals .............       48.0      47.1      47.2
     Wholesale ........................................       13.8      12.4      14.7
- --------------------------------------------------------------------------------------
TOTAL REVENUE .........................................      100.0     100.0     100.0
Cost of revenue .......................................       60.0      59.6      59.8
- --------------------------------------------------------------------------------------
GROSS PROFIT ..........................................       40.0      40.4      40.2
Selling, general and administrative expenses ..........       30.5      30.6      30.5
Amortization of intangible assets .....................        1.1       0.9       0.7
Restructuring charges .................................        0.7       --        --
- --------------------------------------------------------------------------------------
EARNINGS FROM OPERATIONS ..............................        7.7       8.9       9.0
Interest expense and other, net .......................        1.7       0.9       0.7
- --------------------------------------------------------------------------------------
EARNINGS BEFORE INCOME TAXES ..........................        6.0       8.0       8.3
Provision for income taxes ............................        2.3       3.1       3.3
- --------------------------------------------------------------------------------------
NET EARNINGS BEFORE EXTRAORDINARY ITEM ................        3.7       4.9       5.0
Extraordinary item ....................................        0.1       --        --
- --------------------------------------------------------------------------------------
NET EARNINGS ..........................................        3.6%      4.9%      5.0%
- --------------------------------------------------------------------------------------

The following table sets forth for the periods indicated the gross profit margin percentage for each of the Company's revenue classifications:

                                                             Year Ended March 31
- --------------------------------------------------------------------------------
                                                            1996     1995   1994
- --------------------------------------------------------------------------------
Retail equipment sales ................................     39.3%   39.4%   39.2%
Retail service, supplies and rentals ..................     47.1    47.2    47.7
Wholesale .............................................     17.6    17.8    18.8

REVENUE
In fiscal 1996, the Company achieved record revenue of $1.240 billion compared with revenue of $802.2 million in fiscal 1995 and $531.4 million in fiscal 1994. Revenue increased by 55% in fiscal 1996 and 51% in fiscal 1995. The increase resulted from growth in core operations as well as significant contributions from acquisitions. Internal growth, excluding the impact of acquisitions, was 11% in fiscal 1996, and 14% in fiscal 1995 and 1994. Internal growth for fiscal 1996 was below fiscal 1995 and 1994 levels due to two events. First, because of the rapid pace of acquisitions, the Company promoted and transferred a significant number of its sales managers and representatives from its core operations to fill various positions at newly acquired companies. In the second quarter of fiscal 1996, the Company began hiring and training new sales representatives to fill vacated positions at its core operations. The second event impacting internal growth has been the Company's recent agreement to market Kodak high-volume copiers. To effectively market these products, the Company began semi-monthly


18                                                  Danka Business Systems PLC
two-week training sessions of its top sales producers, along with six-week training programs for the technicians who will service the Kodak products. These programs, which began in August 1995, will continue through the first quarter of fiscal 1997. In fiscal 1996, wholesale revenue as a percentage of total revenue increased from fiscal 1995, primarily due to the acquisition of Infotec which has substantial wholesale operations throughout Europe. Wholesale revenue as a percentage of total revenue decreased in fiscal 1995 from fiscal 1994, as substantially all fiscal 1995 acquisitions made by the Company were retail dealers. Revenue increases related to vendor pricing were not material.

GROSS PROFIT

                                                               [GRAPH]

Gross profit increased 53% to $496.6 million in fiscal 1996 from $323.9 million in fiscal 1995, and 52% in fiscal 1995 from $213.8 million in fiscal 1994. Gross profit as a percentage of total revenue decreased to 40.0% in fiscal 1996 from 40.4% in fiscal 1995, due to a higher mix of the Company's revenue being generated from wholesale revenue. This margin increased to 40.4% in fiscal 1995 from 40.2% in fiscal 1994, primarily due to a higher portion of fiscal 1995 revenue being generated by retail operations. Gross profit as a percentage of retail equipment sales remained relatively constant in fiscal 1996, 1995 and 1994, at 39.3%, 39.4% and 39.2% respectively. As a percentage of total revenue, gross profit on retail service, supplies and rentals remained relatively constant in fiscal 1996 and 1995 at 47.1% and 47.2%, respectively. In fiscal 1995, this margin decreased to 47.2% from 47.7% in fiscal 1994 due to the Company's acquisition of Omnifax in September 1993. Omnifax's gross profit on service, supplies and rentals is lower than the Company's other retail operations. Gross profit as a percentage of wholesale revenue was 17.6% in fiscal 1996, 17.8% in fiscal 1995 and 18.8% in fiscal 1994. In fiscal 1994, the Company benefited from forward purchases of inventory prior to vendor price increases.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES
Selling, general and administrative expenses increased 54% to $378.4 million in fiscal 1996 and 51% in fiscal 1995. The increases primarily related to acquisitions. As a percentage of total revenue, selling, general and administrative expenses remained relatively constant in all years.

AMORTIZATION OF INTANGIBLE ASSETS
Amortization of intangible assets increased to $13.6 million in fiscal 1996 from $6.8 million in fiscal 1995 and $3.8 million in fiscal 1994. These increases related to acquisitions for which additional intangible assets are being amortized.

RESTRUCTURING CHARGES
The Company recorded an $8.5 million pre-tax restructuring charge during the third quarter of fiscal 1996, principally related to the restructuring of its international operations. The restructuring charge included, among other things, severance and other employee termination benefits, lease settlement costs associated with the consolidation of duplicate facilities, and the write-off of certain leasehold improvements and other fixed assets.

EARNINGS FROM OPERATIONS
Earnings from operations rose to $96.2 million in fiscal 1996, a 34% increase over fiscal 1995 earnings from operations of $71.6 million. Fiscal 1995 earnings from operations were 49% higher than fiscal 1994 earnings from operations of $47.9 million. The increases primarily related to increased total revenue. As a percentage of total revenue, earnings from operations were 7.7% in fiscal 1996, 8.9% in fiscal 1995 and 9.0% in fiscal 1994. The decrease in fiscal 1996 from fiscal 1995 was principally due to the restructuring charge and higher levels of amortization of intangible assets.

INTEREST EXPENSE AND OTHER, NET
Interest expense increased to $21.6 million in fiscal 1996 from $7.7 million in fiscal 1995 and $3.7 million in fiscal 1994. Interest expense increased because of the Company's acquisition program which has been financed in part with the net proceeds from the issuance in March 1995 of the Company's 6.75% Convertible Subordinated Notes due 2002, and borrowings under its credit facilities.


Danka Business Systems PLC                                                  19

INCOME TAXES
Income taxes increased to $28.2 million in fiscal 1996 from $24.8 million in fiscal 1995 and $17.8 million in fiscal 1994. The increases primarily related to higher levels of earnings before tax. The effective tax rate was 37.9% for fiscal 1996, 38.8% for fiscal 1995 and 40.1% for fiscal 1994. These rates have decreased due to higher earnings outside of the U.S. for which the effective tax rates are lower.

SHAREHOLDER
RETURNS (1993-1996)
DANKA VS S&P 500

[GRAPH]

EXTRAORDINARY ITEM
In the fourth quarter of fiscal 1996, the Company recorded an extraordinary loss of $1.1 million related to the early extinguishment of debt, net of the income tax benefit of $0.7 million. The extraordinary charge consisted primarily of premiums paid in connection with the early redemption of $27.0 million of Senior Notes, and the write-off of unamortized deferred finance costs.

NET EARNINGS
As a result of the above factors, net earnings increased 16% to $45.2 million in fiscal 1996 and 48% to $39.0 million in fiscal 1995. As a percentage of total revenue, net earnings decreased to 3.6% in fiscal 1996 primarily due to the restructuring charge and higher levels of interest expense. In fiscal 1995 and 1994, net earnings as a percentage of total revenue remained relatively constant at 4.9% and 5.0%, respectively.

TAXATION
As part of many of its acquisitions, the Company enters into non-compete and protection of trade secret agreements with certain key management personnel of the businesses acquired. The amounts paid pursuant to these agreements are amortized for financial reporting purposes over the term of the agreement, normally three to seven years. For U.S. federal and state income tax purposes, agreements entered into prior to the enactment of the Omnibus Budget Reconciliation Act of 1993 (the "Act"), are deductible over the term of the agreement. Agreements entered into subsequent to the enactment of the Act are generally deductible over fifteen years. Further, goodwill, trademarks and other intangible assets purchased in asset acquisitions are deductible over fifteen years for U.S. federal and state income tax purposes. Prior to the enactment of the Act, goodwill on asset acquisitions was not deductible and amounts paid for the other intangible assets were deductible only to the extent that such assets had identifiable useful lives. Goodwill, trademarks, and other intangible assets acquired in stock acquisitions are not deductible for income tax purposes.

A significant portion of the Company's retail operation's photocopier and facsimile machine sales are effected through the use of leases. These transactions are recorded as sales for financial reporting purposes. However, for income tax purposes, the leases are accounted for as operating leases and the profit is recognized over the life of the lease.

EXCHANGE RATES
Fluctuations in the exchange rate between the pound sterling and the U.S. dollar affect the dollar equivalent of the pound sterling price of the Ordinary Shares on the London Stock Exchange and, as a result, may affect the market price of the ADSs. Additionally, the Company declares its dividends in pounds sterling. Fluctuations in exchange rates will affect dividend income measured in U.S. dollars because the depositary is required to convert pounds sterling into U.S. dollars at the prevailing exchange rates at the time of making any dividend payments or other distributions. The Company has significant operations in the United States, Western Europe and Canada. Fluctuations in the exchange rates between the U.S. dollar and the currencies of such other countries will affect the results of the Company's international operations reported in U.S. dollars and the value of such operations' net assets reported in U.S. dollars. Infotec substantially increases the Company's sales in foreign countries. The results of operations, financial condition and competitive position of Infotec may be affected by the relative strength of the currencies in countries where its products are sold. The Company's operating results and financial condition may be adversely affected by fluctuations in foreign currencies and by translation of the financial statements of the Company's foreign subsidiaries from local currencies into U.S. dollars.


20                                                   Danka Business Systems PLC

The Company purchases most of its automated office equipment, related parts and supplies from Japanese manufacturers. The purchase price for most of these products is denominated in local currencies and therefore, short term fluctuations in the local currencies relative to the Japanese yen do not impact the Company's purchase price. However, the yen significantly strengthened against the dollar during the fourth quarter of the Company's fiscal 1995. This impacted the yen amounts received by the Company's Japanese manufacturers as they converted the U.S. dollars received from the Company and other dealers into yen. As a result, during the first half of fiscal 1996, some of these manufacturers raised prices. As prices were raised by these manufacturers the Company was able to pass these increases on to its customers. The Company has historically been successful in passing price increases on to its customers. However, there can be no assurances that it can continue to do so in the future. Also, most of the Company's service contracts are for one year periods and accordingly, pricing for parts and supplies cannot be adjusted until the contract is renewed.

LIQUIDITY AND CAPITAL RESOURCES
The Company's net cash flow provided by operating activities was $57.2 million, $52.0 million and $33.7 million for fiscal 1996, 1995 and 1994, respectively. The Company experiences increases in certain balance sheet accounts which result primarily from acquisitions as well as from normal working capital needs. In fiscal 1996, one of the larger uses of working capital was accounts receivable. The increase in accounts receivable partially resulted from the Company's internal growth and from strong sales in the month of March 1996. The increase in inventory in fiscal 1996 was partially attributable to the Company's decision to begin marketing Kodak high-volume equipment. The increase was also due to the Company's introduction of Ricoh color photocopiers into a large number of major markets where the Company was previously not authorized to sell these products. The introduction of both Kodak high-volume copiers and Ricoh color copiers required additional investments in inventory. The increase in inventory in fiscal 1995 primarily resulted from the overstocking of certain new products at the Company's dex operations. Cash flow used in investing activities was $306.6 million, $126.6 million and $116.8 million for fiscal 1996, 1995 and 1994, respectively. The increase in fiscal 1996 was primarily due to the Company's acquisition of Infotec. The increase in fiscal 1995 was primarily due to increased capital expenditures, offset by a decrease in cash paid for subsidiaries from fiscal 1994. Net cash provided by financing activities was $198.1 million, $145.9 million, and $93.1 million in fiscal 1996, 1995 and 1994, respectively. The increase in fiscal 1996 resulted mostly the Company's ADS offering which was principally used to finance the acquisition of Infotec.

MARKET
CAPITALIZATION
($M)

[GRAPH]

In February 1996, the Company issued 4,944,500 ADSs (representing 19,778,000 Ordinary Shares) in a public offering ("the Offering"). The net proceeds of the Offering of $196 million were used to repay borrowings oustanding under the Company's credit facilities, including borrowings used to finance the acquisition of Infotec.

In March 1995, the Company issued $200 million of 6.75% Convertible Subordinated Notes due 2002 (the "Notes") at par, in an offering under Rule 144A and Regulation S of the Securities Act of 1933. The Notes are currently convertible into the Company's ADSs at a conversion rate of $29.125 per ADS, or into the Company's Ordinary Shares at a conversion rate of $7.281 per Ordinary Share (equivalent to 34.335 ADSs or 137.339 Ordinary Shares for each $1,000 principal amount of the Notes). Interest is payable semi-annually on April 1 and October 1. The Notes are not subject to sinking fund requirements. The Company has filed a shelf registration statement under the Securities Act of 1933 to register the Notes and the underlying ADSs or Ordinary Shares.


Danka Business Systems PLC                                                  21

In March 1996, the Company entered into a $400 million multicurrency revolving line of credit ("Credit Facility Loan") with a consortium of banks. The Credit Facility Loan, which replaced the Company's previous $200 million revolving credit facility, is unsecured and guaranteed by certain of the Company's subsidiaries. The Credit Facility Loan, which matures in March 2001, contains negative and affirmative covenants and agreements restricting the Company's disposition of assets, capital expenditures, acquisitions and operations, as well as requiring the maintenance of certain financial ratios. The adjustable rate of interest on the Credit Facility Loan is, at the option of the Company, either (i) the Interbank Offered Rate plus an applicable margin of between
 .375% to 1%, determined by certain financial ratios, for the periods of one, two, three or six months, or (ii) the lead bank's base rate. As of March 31, 1996 the Credit Facility Loan had an outstanding balance of $109.9 and was incurring interest at a weighted average rate of 4.9% per annum. Therefore, subject to availability under the covenants, $290.1 million was available for future borrowings.

Additionally, in March 1996, the Company entered into various cash management lines of credit (the "Lines") in each of the countries in which it operates. The Lines provide for daily liquidity for each country's local operations. The Lines are unsecured and short-term in nature, and are provided to the local operating company in each country.

In the fourth quarter of fiscal 1996, the Company recorded an extraordinary charge of $1.1 million ($0.02 per ADS) relating to the early extinguishment of debt, primarily in connection with the repayment of $27.0 million of Senior Notes, and the refinancing of the previous $200 million revolving credit facility. The extraordinary charge, which is net of the income tax benefit of $0.7 million, consists primarily of premiums paid in connection with the early redemption of the Senior Notes, and the write-off of unamortized deferred finance costs.

The Company has a number of other loans and credit facility arrangements with banks, financial institutions and certain other individuals which had an aggregate balance of $38.8 million at March 31, 1996. These loans vary widely in terms and conditions and were primarily assumed by the Company in connection with certain acquisitions.

At March 31, 1996, the Company had no material commitments for capital expenditures. The Company's cash flow from operations, together with the borrowing capacity under the Credit Facility Loan should be adequate to finance its operating cash requirements and capital expenditures for the immediate future. It is anticipated that future acquisitions and expansion will be funded primarily with cash flow from operations, borrowings under the Credit Facility Loan, other credit sources, and where desirable, funding from the sale of additional debt or equity securities.

SEASONALITY
The Company experiences some seasonality in its business. The Company's revenue and net earnings during the fourth quarter are generally higher than other quarters of its fiscal year. The Company believes that this is due to year-end sales contests and a focus on the finalization of transactions before year end. However, there can be no assurance that fourth quarter results will continue to be higher in future years. The Company's European operations have historically experienced lower revenues and net earnings for the three month period ended September 30 due to increased vacation time by Europeans during July and August. This has resulted in reduced sales activity and reduced usage of photocopiers, facsimiles and other automated office equipment during such period.

IMPACT OF INFLATION
The Company believes that inflation has not had a significant impact on its operations.


22                                                   Danka Business Systems PLC

                                        CONSOLIDATED STATEMENTS OF EARNINGS

                                                                                         For the years ended March 31
                                                                                       1996           1995         1994
                                                                                       $000           $000         $000
                                                                               Note           (Except Per ADS Data)
- -------------------------------------------------------------------------------------------------------------------------
REVENUE:
     Retail equipment sales .......................................                    474,116       324,758      202,246
     Retail service, supplies and rentals .........................                    595,477       377,982      250,972
     Wholesale ....................................................                    170,711        99,456       78,190
- -------------------------------------------------------------------------------------------------------------------------
     Total revenue ................................................                  1,240,304       802,196      531,408
- -------------------------------------------------------------------------------------------------------------------------
COSTS AND OPERATING EXPENSES:
     Cost of retail equipment sales ...............................                    288,000       196,953      122,964
     Retail service, supplies and rental costs ....................                    315,060       199,585      131,174
     Wholesale costs of revenue ...................................                    140,595        81,765       63,502
     Selling, general and administrative expenses .................                    378,407       245,525      162,119
     Amortization of intangible assets ............................                     13,587         6,818        3,765
     Restructuring charges ........................................            5         8,500            --           --
- -------------------------------------------------------------------------------------------------------------------------
     Total costs and operating expenses ...........................                  1,144,149       730,646      483,524
- -------------------------------------------------------------------------------------------------------------------------
EARNINGS FROM OPERATIONS ..........................................                     96,155        71,550       47,884
Interest expense and other, net ...................................            4        21,566         7,742        3,667
- -------------------------------------------------------------------------------------------------------------------------
EARNINGS BEFORE INCOME TAXES ......................................                     74,589        63,808       44,217
Provision for income taxes ........................................            7        28,241        24,761       17,751
- -------------------------------------------------------------------------------------------------------------------------
EARNINGS BEFORE EXTRAORDINARY ITEM ................................                     46,348        39,047       26,466
Extraordinary item - loss on early extinguishment of debt,
   net of income tax benefit of $691 ..............................            4         1,133            --           --
- -------------------------------------------------------------------------------------------------------------------------
NET EARNINGS ......................................................                     45,215        39,047       26,466
EARNINGS PER ADS:
     Earnings before extraordinary item ...........................                 $     0.90    $     0.80   $     0.59
     Extraordinary item ...........................................                      (0.02)         --           --
- -------------------------------------------------------------------------------------------------------------------------
     NET EARNINGS PER ADS .........................................                 $     0.88    $     0.80   $     0.59
- -------------------------------------------------------------------------------------------------------------------------
Weighted average ADSs outstanding .................................                     51,533        48,735       45,210
- -------------------------------------------------------------------------------------------------------------------------






The accompanying notes are an integral part of these consolidated financial statements.


Danka Business Systems PLC                                                   23

CONSOLIDATED BALANCE SHEETS
AT MARCH 31



                                                                                             1996           1995
                                                                                    Note     $000           $000
- ------------------------------------------------------------------------------------------------------------------
Assets
CURRENT ASSETS:
     Cash and cash equivalents ..........................................                     38,217        86,848
     Accounts receivable, net of allowance for doubtful
          accounts of $8,804 (1995 - $6,034) ............................                    247,479       133,046
     Inventories ........................................................                    214,519       132,246
     Prepaid expenses and other current assets ..........................                      9,534         4,267
     Investments ........................................................                         --        10,285
- ------------------------------------------------------------------------------------------------------------------
     TOTAL CURRENT ASSETS ...............................................                    509,749       366,692

Equipment on operating leases, net ......................................            2        73,303        43,813
Property and equipment, net .............................................            3        42,795        36,533
Intangible assets:
   Goodwill, net of accumulated amortization
      of $22,391 (1995 - $11,034) .......................................           11       427,354       162,215
   Noncompete agreements, net of accumulated
      amortization of $6,944 (1995 - $4,658) ............................           11         8,490         6,248
Other assets ............................................................                     29,865        19,813
- ------------------------------------------------------------------------------------------------------------------
TOTAL ASSETS ............................................................                  1,091,556       635,314
- ------------------------------------------------------------------------------------------------------------------

Liabilities and Shareholders' Equity
CURRENT LIABILITIES:
     Current maturities of long-term debt and notes payable .............            4        30,414        23,494
     Accounts payable ...................................................                     88,817        60,001
     Accrued expenses and other current liabilities .....................                    108,621        45,457
     Deferred revenue ...................................................                     64,223        44,812
- ------------------------------------------------------------------------------------------------------------------
     TOTAL CURRENT LIABILITIES ..........................................                    292,075       173,764

Convertible subordinated notes ..........................................            4       200,000       200,000
Other long-term debt ....................................................            4       118,262        33,681
Deferred income taxes and other long-term liabilities ...................            7        39,376        21,461
- ------------------------------------------------------------------------------------------------------------------
     TOTAL LIABILITIES ..................................................                    649,713       428,906
- ------------------------------------------------------------------------------------------------------------------

Shareholders' equity:
     Ordinary shares 1.25 pence stated value; 400,000,000 authorized;
          219,112,247 issued and outstanding (1995 - 191,351,765) .......            9         4,585         4,050
     Additional paid-in capital .........................................                    297,378        92,777
     Retained earnings ..................................................                    148,501       110,143
     Currency translation adjustment ....................................                     (8,621)         (562)
- ------------------------------------------------------------------------------------------------------------------
     TOTAL SHAREHOLDERS' EQUITY .........................................                    441,843       206,408
- ------------------------------------------------------------------------------------------------------------------
Commitments and contingencies ...........................................           10
- ------------------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY ..............................                  1,091,556       635,314
==================================================================================================================

The accompanying notes are an integral part of these consolidated financial statements.


24                                                   Danka Business Systems PLC

                                                                       CONSOLIDATED STATEMENTS OF CASH FLOWS
- -----------------------------------------------------------------------------------------------------------

                                                                             For the years ended March 31
- -----------------------------------------------------------------------------------------------------------
                                                                             1996         1995       1994
                                                                             $000         $000       $000
- -----------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
     Net earnings ......................................................     45,215      39,047      26,466
     Adjustments to reconcile net earnings to net cash
     provided by operating activities:

         Depreciation and amortization .................................     52,136      32,400      19,619
         Loss (gain) on sale of property and equipment .................      3,081      (2,730)        101
         Proceeds from sale of rental equipment ........................      9,018       9,459       3,299
         Extraordinary item ............................................        494          --          --
         Changes in assets and liabilities, net of effects
            from the purchase of subsidiaries:
              Accounts receivable ......................................    (32,806)    (17,561)    (13,029)
              Inventories ..............................................    (16,721)    (26,699)       (237)
              Prepaid expenses and other current assets ................     (3,751)      1,789      (2,583)
              Income tax refund receivable .............................         --       4,492      (4,856)
              Other noncurrent assets ..................................     (4,039)     (4,444)      1,252
              Accounts payable .........................................      3,687       5,841      (7,324)
              Accrued expenses .........................................        843       4,181        (935)
              Deferred revenue .........................................     (9,463)     (1,889)       (784)
              Deferred income taxes and other long-term liabilities ....      9,511       8,075      12,728
- -----------------------------------------------------------------------------------------------------------
NET CASH PROVIDED BY OPERATING ACTIVITIES ..............................     57,205      51,961      33,717
- -----------------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES
     Capital expenditures ..............................................    (45,212)    (51,256)    (25,403)
     Proceeds from sale of property and equipment ......................      1,961       9,127       2,153
     Payment for purchase of subsidiaries, net of cash acquired ........   (269,860)    (70,752)    (90,842)
     Payment for purchase of noncompete agreements .....................     (4,312)     (2,315)     (2,033)
     Purchase of investments ...........................................         --     (11,451)         --
     Net proceeds from sale of investments .............................     10,854          --          --
     Payment for dissenter's shares ....................................         --          --        (750)
     Net earnings of pooled company January 1, 1993 to March 31, 1993 ..         --          --         118
- -----------------------------------------------------------------------------------------------------------
NET CASH USED IN INVESTING ACTIVITIES ..................................   (306,569)   (126,647)   (116,757)
- -----------------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES
     Net borrowings (payments) under line of credit agreements .........     74,773     (35,431)     (6,541)
     Principal payments on debt ........................................    (69,047)    (13,659)    (13,183)
     Net proceeds from issuance of Convertible Subordinated Notes ......         --     195,000          --
     Net proceeds from issuance of other long-term debt ................      1,599       4,132      30,000
     Net proceeds from ADS offering ....................................    195,985          --      86,239
     Proceeds from stock options exercised .............................        935         833         445
     Dividends .........................................................     (6,164)     (4,970)     (3,877)
- -----------------------------------------------------------------------------------------------------------
NET CASH PROVIDED BY FINANCING ACTIVITIES ..............................    198,081     145,905      93,083
- -----------------------------------------------------------------------------------------------------------
EFFECT OF EXCHANGE RATES ...............................................      2,652           9        (178)
- -----------------------------------------------------------------------------------------------------------
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS ...................    (48,631)     71,228       9,865
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD .........................     86,848      15,620       5,755
- -----------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS, END OF PERIOD ...............................     38,217      86,848      15,620
- -----------------------------------------------------------------------------------------------------------
SUPPLEMENTAL DISCLOSURES CASH FLOW INFORMATION:
     Cash flow information:
         Interest paid .................................................     21,958       7,871       4,124
         Income taxes paid .............................................     15,008      11,634       8,328

     Non-cash flow information:
         Notes payable issued for noncompete agreements ................      3,030       1,745         591
         Notes payable issued for purchase of subsidiaries .............     21,932      29,205          --
- -----------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated financial statements.

Danka Business Systems PLC                                                   25

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY



                                                               Additional                  Currency
                                                    Ordinary      paid-in    Retained   translation
                                                      shares      capital    earnings    adjustment     Total
                                                        $000         $000        $000          $000      $000
- --------------------------------------------------------------------------------------------------------------
BALANCES AT MARCH 31, 1993 ........................      3,523       4,893      54,051        (313)     62,154

Net earnings ......................................         --          --      26,466          --      26,466
Dividends .........................................         --          --      (3,877)         --      (3,877)
Distributions to former shareholders of
    pooled companies ..............................         --          --        (692)         --        (692)
Currency translation adjustment ...................         --          --          --        (178)       (178)
Shares issued under employee option plans .........         27         418          --          --         445
Net earnings of pooled company
    January 1, 1993 to March 31, 1993 .............         --          --         118          --         118
Payment for dissenter's shares ....................         (4)       (746)         --          --        (750)
Shares issued in public offering ..................        428      85,811          --          --      86,239
- --------------------------------------------------------------------------------------------------------------
BALANCES AT MARCH 31, 1994 ........................      3,974      90,376      76,066        (491)    169,925

Net earnings ......................................         --          --      39,047          --      39,047
Dividends .........................................         --          --      (4,970)         --      (4,970)
Currency translation adjustment ...................         --          --          --         (71)        (71)
Shares issued under employee option plans .........         35         798          --          --         833
Shares issued for acquisitions ....................         41       1,603          --          --       1,644
- --------------------------------------------------------------------------------------------------------------
BALANCES AT MARCH 31, 1995 ........................      4,050      92,777     110,143        (562)    206,408

Net earnings ......................................         --          --      45,215          --      45,215
Dividends .........................................         --          --      (6,164)         --      (6,164)
Distributions to former shareholders of
    pooled companies ..............................         --          --        (693)         --        (693)
Currency translation adjustment ...................         --          --          --      (8,059)     (8,059)
Shares issued under employee option plans .........         35         900          --          --         935
Shares issued in public offering ..................        380     195,605          --          --     195,985
Shares issued for acquisitions ....................        120       8,096          --          --       8,216
- --------------------------------------------------------------------------------------------------------------
BALANCES AT MARCH 31, 1996 ........................      4,585     297,378     148,501      (8,621)    441,843
- --------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated financial statements.

26                                                    Danka Business Systems PLC

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(a)  Basis of preparation
The financial statements have been prepared in accordance with United States Generally Accepted Accounting Principles. The principal accounting policies are set forth below.

(b)  Basis of consolidation
The consolidated financial statements include the accounts of Danka Business Systems PLC and its subsidiaries (the "Company"). The Company's principal operating subsidiaries are located in the United States, Canada and Europe and are principally engaged in the retail and wholesale distribution and service of photocopiers and facsimile equipment. All significant intercompany balances and transactions have been eliminated in consolidation.

(c)  Use of estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at year end and the reported amounts of revenues and expenses during the reporting period. Certain significant estimates are disclosed throughout this report. Actual results could differ from these estimates.

(d)  Revenue recognition
Equipment sales are recognized at the time of customer acceptance, or in the case of equipment sales financed by third party leasing companies, at the time of acceptance by the leasing company and the customer. Supply sales to customers are recognized at the time of shipment, or in the case of service contracts which include supplies, upon usage by the customer.

Operating lease income is recognized as earned and maintenance contract service revenues are recognized ratably over the term of the underlying maintenance contract. Other service revenues are recognized as earned. Deferred revenue consists of unearned maintenance contract revenue that is recognized using the straight-line method over the life of the related contract, generally twelve months.

(e)  Property and equipment
Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization is provided using the straight-line method over the assets' estimated economic lives. Expenditures for additions, major renewals or betterments are capitalized and expenditures for repairs and maintenance are charged to earnings as incurred. When property and equipment are retired or otherwise disposed of, the cost thereof and the applicable accumulated depreciation are removed from the respective accounts and the resulting gain or loss is reflected in earnings.

(f)  Inventories
Inventories consist of photocopiers, facsimile equipment, other automated office equipment, and related parts and supplies, and are valued at the lower of cost (specific cost for equipment and first-in, first-out method for supplies and parts) or market value.

(g)  Intangibles
Goodwill recognized in business combinations accounted for as purchases is amortized over thirty years on a straight-line basis, and is evaluated for realizability annually based on expectations of undiscounted cash flows and earnings from operations for each subsidiary having a material goodwill balance. Impairments would be recognized if future undiscounted cash flows and earnings from operations were not sufficient to recover the goodwill and the carrying amount of the goodwill would be reduced by the estimated shortfall of the cash flows. Based upon its most recent analysis, the Company believes that no material impairment of goodwill exists at March 31, 1996. Noncompete agreements are amortized over the lives of the agreements, generally three to seven years on a straight-line basis. Deferred financing costs incurred in connection with the issuance of the Convertible Subordinated Notes and other financings are charged as interest expense over the term of the related debt, and are included in other noncurrent assets.

(h)  Foreign currencies
Foreign currency transactions are converted at the rate of exchange on the date of the transaction or translated at the year end rate in the case of transactions not then finalized. Assets and liabilities in currencies other than U.S. dollars are translated into U.S. dollars at the exchange rate in effect at the balance sheet date. Revenues and expenses are translated using the average rate of exchange for the period. Exchange differences arising in consolidation are recorded in shareholders' equity.

Danka Business Systems PLC                                                    27

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(i)  Cash and cash equivalents
Cash and cash equivalents consist of cash on hand and commercial paper with original maturities of three months or less.

(j)  Income taxes
Income taxes are provided using the liability method in accordance with Statement of Financial Accounting Standards No. 109. Principal temporary differences which give rise to deferred tax assets and liabilities include leases which are treated as sales for financial reporting purposes and as operating leases for tax purposes, additional costs capitalized into inventory for tax purposes, and the nondeductibility for income tax purposes of reserves for bad debts and slow moving inventory.

(k)  Earnings per share
Earnings per American Depositary Share ("ADS") are based on net earnings and the weighted average number of ADSs outstanding during the year, as adjusted for shares issuable upon exercise of share options. The computation assumes the proceeds from the exercise of share options are used to repurchase the Company's ADSs at the average market price of the ADSs during the year. Earnings per ADS are based on the current ratio of four Ordinary Shares to one ADS.

(l)  Concentrations of credit risk
Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents and trade receivables. The Company's cash and cash equivalents are placed with high credit quality financial institutions, and are invested in short-term maturity, highly rated corporate and government debt securities. Concentrations of credit risk with respect to trade receivables are limited due to the large number of customers comprising the Company's customer base, and their dispersion across many different industries and geographical areas. As of March 31, 1996, the Company had no significant concentrations of credit risk.

(m)  Financial instruments
The Company enters into foreign exchange forward and option contracts to manage its exposure to fluctuations in foreign currency exchange rates. Gains and losses that hedge specific currency commitments are deferred and recognized in net earnings in the period in which the transaction is consummated. Premiums paid on option contracts that hedge specific currency commitments are amortized over the term of the option. At March 31, 1996, the Company had no outstanding forward exchange contracts or option contracts.

(n)  Reclassifications
Certain prior year amounts have been reclassified to conform to the current year presentation.

(o)  Advertising costs
The Company expenses advertising costs as incurred, except production costs which are expensed the first time the advertising takes place.

(p)  Pending accounting changes
In March 1995, the Financial Accounting Standards Board issued Statement No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." Statement No. 121 requires the recognition of impairment losses on long-lived assets used in operations, when indicators of impairment are present, and the estimated undiscounted cash flows to be generated by those assets are less than the assets' carrying value. Statement No. 121 also addresses the accounting for long-lived assets that are expected to be disposed of. The Company will adopt Statement No. 121 during the first quarter of fiscal 1997, but does not believe it will have a material effect on the Company's earnings or financial position when adopted.

In October 1995, the Financial Accounting Standards Board issued Statement No. 123 "Accounting for Stock-Based Compensation", which requires adoption in fiscal 1997. Statement No. 123 defines a new "fair value" method of accounting for stock-based compensation, and requires certain additional disclosures for these plans. Pursuant to the new standard, companies are encouraged, but not required to adopt the "fair value" method of accounting for employee stock-based transactions. Companies are also permitted to continue to account for such transactions under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees", but would be required to disclose pro forma net earnings and earnings per share, as if the company had applied the new method of accounting. The Company intends to continue applying the provisions of Opinion No. 25, and therefore, the new standard will have no effect on the Company's earnings or financial position. The impact will however be disclosed in accordance with Statement No. 123.

28                                                    Danka Business Systems PLC

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2. EQUIPMENT ON OPERATING LEASES, NET

Substantially all of the Company's operating leases are cancelable. Equipment on operating leases is depreciated over three years assuming a ten percent salvage value and consists of the following at March 31, 1996 and 1995:


                                                         1996         1995
                                                         $000         $000
- ---------------------------------------------------------------------------
Equipment on operating leases ......................    109,589      72,278

Less accumulated depreciation ......................    (36,286)    (28,465)
- ---------------------------------------------------------------------------
Equipment on operating leases, net .................     73,303      43,813
- ---------------------------------------------------------------------------


Depreciation expense for the years ended March 31, 1996, 1995 and 1994 approximated $28,691,000, $18,457,000, and $11,429,000, respectively.

3. PROPERTY AND EQUIPMENT, NET

Property and equipment, along with their useful lives, consist of the following at March 31, 1996 and 1995:


                                                                                    Average
                                                               1996        1995   useful life
                                                                $000       $000    in years
- ---------------------------------------------------------------------------------------------
Buildings .................................................     5,201      3,178          31
Office furniture, equipment and leasehold improvements ....    51,723     40,752        3-10
Transportation equipment ..................................     6,803      5,600        5-15
Land ......................................................     2,309      3,379          --
- ---------------------------------------------------------------------------------------------
Total cost ................................................    66,036     52,909
Less accumulated depreciation and amortization ............   (23,241)   (16,376)
- --------------------------------------------------------------------------------
Property and equipment, net ...............................    42,795     36,533
- --------------------------------------------------------------------------------

Depreciation expense for the years ended March 31, 1996, 1995 and 1994 approximated $9,858,000, $7,125,000, and $4,425,000, respectively.

4. DEBT

Debt consists of the following at March 31, 1996 and 1995:

                                                                                   1996          1995
                                                                                   $000          $000
- -----------------------------------------------------------------------------------------------------
6.75% Convertible Subordinated Notes due April 2002 ..........................    200,000     200,000
Senior Notes, interest at 7.6% ...............................................         --      30,000
Revolving line of credit (limited to $400 million) interest at IBOR plus an applicable margin or the agent bank's reference rate (currently averaging
   4.9%), matures March 2001  ................................................    109,887          --
Amounts payable to previous owners of acquired businesses ....................      8,292      16,659
Noncompete agreements, principal payable in varying amounts ..................      2,340       1,846
Various notes payable bearing interest from prime

   to 15.2%, maturing principally over the next 5 years ......................     28,157       8,670
- -----------------------------------------------------------------------------------------------------
Total long-term debt and notes payable .......................................    348,676     257,175
Less current maturities of long-term debt and notes payable ..................    (30,414)    (23,494)
- -----------------------------------------------------------------------------------------------------
Long-term debt, less current maturities ......................................    318,262     233,681
- -----------------------------------------------------------------------------------------------------

Danka Business Systems PLC                                                    29

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

In March 1995, the Company issued $200 million of 6.75% Convertible Subordinated Notes (the "Notes") at par, in a private placement offering, due April 2002. The Notes are currently convertible into the Company's ADSs at a conversion rate of $29.125 per ADS, or into the Company's Ordinary Shares at a conversion rate of $7.281 per Ordinary Share (equivalent to approximately
34.335 ADSs or 137.339 Ordinary Shares for each $1,000 principal amount of Notes). Interest is payable semi-annually on April 1 and October 1. The Notes are not subject to sinking fund provisions.

In March 1996 the Company entered into a $400 million multicurrency revolving line of credit ("Credit Facility Loan") with a group of banks. The Credit Facility Loan, which is unsecured, requires scheduled payments of interest throughout the term of the loan, and the maintenance of certain financial ratios. The Company was in compliance with all terms of the Credit Facility Loan at March 31, 1996.

In February 1996, the Company used a portion of the net proceeds from its ADS offering to repay certain debt obligations. As a result, the Company recorded an extraordinary loss of approximately $1,133,000 ($0.02 per ADS) relating to the early extinguishment of debt, net of the income tax benefit of $691,000. The extraordinary loss consists principally of premiums paid in connection with the early redemption of $27 million of Senior Notes, and the write-off of unamortized deferred finance costs.

Aggregate annual maturities of long-term debt and notes payable at March 31, 1996, are as follows:


Year ending March 31                                        $000
- ----------------------------------------------------------------
1997                                                      30,414
1998                                                       2,482
1999                                                       1,112
2000                                                         754
2001                                                     112,888
Thereafter                                               201,026
- ----------------------------------------------------------------
                                                         348,676
- ----------------------------------------------------------------

5. RESTRUCTURING CHARGES
In the third quarter of fiscal 1996, the Company finalized a plan to restructure its international operations. The restructuring consisted of a series of planned actions, including a reduction in the number of employees, consolidation of offices and facilities, and the write-off of certain leasehold improvements and other fixed assets. In connection with these actions, the Company recorded a restructuring charge of $8,500,000 in the third quarter of fiscal 1996. These charges reduced net earnings by approximately $5,278,000, or $0.10 per ADS.

The restructuring charge reflects $2,647,000 for severance and other termination benefits, $3,411,000 for lease settlement costs associated with the consolidation of duplicate facilities, and $2,442,000 for the write-off of leasehold improvements and other fixed assets.

Of the initial restructuring charges, at March 31, 1996, $2,770,000 remained in accrued liabilities, comprised of $523,000 for the remaining reduction of the workforce, $1,071,000 for the closing of duplicate facilities, and $1,176,000 for the write-off of leasehold improvements. Management anticipates that the remaining restructuring actions will be completed by the third quarter of fiscal 1997.

30                                                    Danka Business Systems PLC

                                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

6. FOREIGN OPERATIONS

The following table indicates the relative amounts of revenue, earnings from operations and identifiable assets of the Company by geographic area, during the three years ended March 31, 1996:

                                                     1996          1995        1994
                                                     $000          $000        $000
- ---------------------------------------------------------        -------     -------
REVENUE:
     United States .............................     938,622     702,565     500,771
     United Kingdom ............................      99,551      65,917      28,050
     The Netherlands ...........................      67,306        --          --
     Other international .......................     134,825      33,714       2,587
- ------------------------------------------------------------     -------     -------
     Consolidated revenue ......................   1,240,304     802,196     531,408
- ------------------------------------------------------------     -------     -------
EARNINGS FROM OPERATIONS:
     United States .............................      73,821      67,629      44,993
     United Kingdom ............................       8,812       2,837       2,822
     The Netherlands ...........................       7,352        --          --
     Other international .......................       6,170       1,084          69
- ------------------------------------------------------------     -------     -------
     Consolidated earnings from operations .....      96,155      71,550      47,884
- ------------------------------------------------------------     -------     -------
IDENTIFIABLE ASSETS:
     United States .............................     612,428     535,104     309,043
     United Kingdom ............................     129,142      61,682      34,646
     The Netherlands ...........................     127,121        --          --
     Other international .......................     222,230      27,748       8,912
- ------------------------------------------------------------     -------     -------
                                                   1,090,921     624,534     352,601
     Corporate assets ..........................         635      10,780       4,203
- ------------------------------------------------------------     -------     -------
     Consolidated assets .......................   1,091,556     635,314     356,804
- ------------------------------------------------------------     -------     -------


Corporate assets are those assets maintained for general purposes, principally cash and cash equivalents and short-term investments.

7. INCOME TAXES

Earnings before income taxes for U.S. based and non-U.S. based operations for the three years ended March 31, 1996 was as follows:


                                                       1996         1995       1994
                                                       $000         $000       $000
- -----------------------------------------------------------         ----       ----
U.S. based .....................................      43,501      50,386      36,435
Non U.S. based .................................      31,088      13,422       7,782
- ------------------------------------------------------------      ------      ------
Total ..........................................      74,589      63,808      44,217
- ------------------------------------------------------------      ------      ------


The provision for income taxes for the three years ended March 31, 1996 was allocated as follows:


                                                      1996         1995        1994
                                                      $000         $000        $000
- ------------------------------------------------------------       ----        ----
Provision for income taxes before
  extraordinary item ...........................      28,241      24,761      17,751
Tax benefit from extraordinary loss on early
  extinguishment of debt .......................        (691)       --          --
- ------------------------------------------------------------      ------      ------
Total provision for income taxes ...............      27,550      24,761      17,751
- ------------------------------------------------------------      ------      ------


NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The provision for income taxes before the extraordinary item for the three years ended March 31, 1996 was as follows:

                                                                            1996      1995       1994
                                                                            $000      $000       $000
- ---------------------------------------------------------------------------------    ------     ------
U.S. INCOME TAX

     Current ..........................................................    13,345    10,841      2,500
     Deferred .........................................................     7,142     9,260     13,000
- ---------------------------------------------------------------------------------    ------     ------
     Total U.S. tax provision .........................................    20,487    20,101     15,500
- ---------------------------------------------------------------------------------    ------     ------
U.K. INCOME TAX

     Current ..........................................................     4,846     4,600      2,748
     Deferred .........................................................       485      (180)      (248)
     (Recoverable)/Irrecoverable advance corporation tax ..............      --        --         (276)
- ---------------------------------------------------------------------------------    ------     ------
     Total U.K. tax provision .........................................     5,331     4,420      2,224
- ---------------------------------------------------------------------------------    ------     ------
NETHERLANDS INCOME TAX

     Current ..........................................................     1,620      --         --
     Deferred .........................................................      --        --         --
- ---------------------------------------------------------------------------------    ------     ------
     Total Netherlands tax provision ..................................     1,620      --         --
- ---------------------------------------------------------------------------------    ------     ------
OTHER INTERNATIONAL INCOME TAX

     Current ..........................................................       803       560         51
     Deferred .........................................................      --        (320)       (24)
- ---------------------------------------------------------------------------------    ------     ------
     Total other international tax provision ..........................       803       240         27
- ---------------------------------------------------------------------------------    ------     ------
     TOTAL PROVISION FOR INCOME TAXES BEFORE EXTRAORDINARY ITEM .......    28,241    24,761     17,751
- ---------------------------------------------------------------------------------    ------     ------


A reconciliation of the U.K. statutory corporate rate to the effective rate is as follows:

                                                                            1996      1995       1994
                                                                            $000      $000       $000
- ---------------------------------------------------------------------------------    ------     ------
Tax charge at standard U.K. rate 33% ..................................    24,614    21,057     14,592
Profits taxed at other than standard U.K. rate ........................     3,142     2,645      2,553
(Recoverable)/Irrecoverable advance corporation tax ...................        --        --       (276)
Goodwill amortization and other permanent differences .................       485     1,059        748
Adjustment to deferred taxes for change in tax rates ..................        --        --        134
- ---------------------------------------------------------------------------------    ------     ------
Provision for income taxes before extraordinary item ..................    28,241    24,761     17,751
- ---------------------------------------------------------------------------------    ------     ------

                                NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The tax effects of temporary differences that comprise the elements of deferred tax at March 31, 1996 and 1995 are as follows:


                                                                                          1996       1995
                                                                                          $000       $000
- -----------------------------------------------------------------------------------------------    -------
DEFERRED TAX ASSETS:

     Accrued expenses not deducted for tax purposes .................................     2,678      2,969

     Reserves for inventory and accounts receivable not deducted for tax purposes ...     5,760      5,540

     Additional inventory costs capitalized for tax purposes under the uniform

       cost capitalization rules ....................................................     3,110      2,539

     Net operating loss carryforwards ...............................................    11,965       --
- -----------------------------------------------------------------------------------------------    -------


     Total gross deferred tax assets ................................................    23,513     11,048

     Valuation allowance ............................................................   (11,965)      --
- -----------------------------------------------------------------------------------------------    -------

     Net deferred tax assets ........................................................    11,548     11,048
- -----------------------------------------------------------------------------------------------    -------

DEFERRED TAX LIABILITIES:

     Leases treated as operating leases for tax purposes and sales-type

      leases for financial reporting purposes .......................................   (37,487)   (31,939)

     Differences in depreciation methods and other ..................................    (3,718)      (570)
- -----------------------------------------------------------------------------------------------    -------
     Total gross deferred tax liabilities ...........................................   (41,205)   (32,509)
- -----------------------------------------------------------------------------------------------    -------
     NET DEFERRED TAX LIABILITY .....................................................   (29,657)   (21,461)
- -----------------------------------------------------------------------------------------------    -------

There was no valuation allowance for deferred tax assets at March 31, 1995, and 1994. The net change in the total valuation allowance for the year ended March 31, 1996 was approximately $11,965,000.

8. Employee Benefits

Substantially all of the U.S. employees of Danka Industries, Inc. ("Danka Industries") are entitled to participate in the Profit Sharing Plan (the "Plan") established under Section 401(k) of the U.S. Internal Revenue Code. Employees are eligible to contribute voluntarily to the Plan after one year of continued service and attaining age 21. At its discretion, Danka Industries may contribute an additional 50% of the employee contribution up to specified limits. Employees are always vested in their contributed balance and become fully vested in Danka Industries' contributions after seven years of service. The expenses related to Danka Industries' contributions to the Plan for the years ended March 31, 1996, 1995 and 1994 were approximately $2,362,000, $2,035,000, and $996,000, respectively.

Danka U.K. plc operates a defined contribution pension scheme (the "scheme") for certain of its employees. Employees are eligible to contribute voluntarily to the scheme after two years of continuous service and attaining age 21. Danka U.K. plc contributes 5% of the employee's salary to the scheme. Employees are always vested in their contributed balance and become fully vested in Danka U.K. plc's contributions after two years of service. The expenses related to Danka U.K. plc's contributions to the scheme for the years ended March 31, 1996, 1995 and 1994 were approximately $254,000, $171,000, and $123,000, respectively.

Some of the other European companies are covered by various pension plans as well as statutory pension requirements. Contributions made under these plans were not material.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

9. SHARE OPTION PLANS

The Company has a U.K. Share Option Scheme and a U.S. Stock Option Plan for directors, officers and selected employees. Generally, the options may only be exercised during an employee's employment, and may be exercised three to ten years after the date granted. The options are issued with an exercise price equal to the average market value on the three days prior to the grant date. Options issued are nontransferable except for options issued under the U.K. scheme which may be transferred to a trust, company, or pension fund whose sole beneficiary or owner is the option holder or their spouse or child.

Transactions during the three years ended March 31, 1996 were as follows:



                                                         Number of     Exercise price
                                                     Ordinary Shares     in pence
- --------------------------------------------------------------------    ---------------
Balance outstanding at March 31, 1993 .................    8,844,000      12.50 - 74.25

Granted ...............................................      810,331    215.66 - 335.00
Exercised .............................................   (1,442,000)     12.50 - 41.25
Canceled ..............................................           --                 --
- --------------------------------------------------------------------    ---------------
Balance outstanding at March 31, 1994 .................    8,212,331     12.50 - 335.00

Granted ...............................................      834,500    271.66 - 377.66
Exercised .............................................   (1,738,332)     12.50 - 46.17
Canceled ..............................................     (249,000)   217.92 - 299.66
- --------------------------------------------------------------------    ---------------
Balance outstanding at March 31, 1995 .................    7,059,499     12.50 - 377.66

Granted ...............................................    1,479,373    378.67 - 699.00
Exercised .............................................   (1,850,268)     12.50 - 74.25
Canceled ..............................................      (90,500)   307.00 - 351.33
- --------------------------------------------------------------------    ---------------
Balance outstanding at March 31, 1996 .................    6,598,104     12.50 - 699.00
- --------------------------------------------------------------------    ---------------


Share options generally become vested after a period of three years subsequent to the date of the grant. At March 31, 1996, a total of approximately 3,853,400 options were vested.

10. COMMITMENTS, CONTINGENCIES AND RELATED PARTY TRANSACTIONS

LEASES

The Company is obligated under various noncancelable operating leases for its office facilities, office equipment and vehicles. Future noncancelable lease commitments as of March 31, 1996, are as follows:

Year ending March 31                                          $000
- -------------------------------------------------------------------
1997 ......................................................  29,716
1998 ......................................................  22,964
1999 ......................................................  16,508
2000 ......................................................  11,565
2001 ......................................................   8,041
Thereafter ................................................  18,107
- -------------------------------------------------------------------

Rental expense for fiscal years ended March 31, 1996, 1995 and 1994 was approximately $22,993,000, $14,237,000, and $10,052,000, respectively.

                                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

LEASE COMMITMENTS
In November 1995, Danka Holding Company ("DHC"), a U.S. subsidiary of the Company, entered into a five-year operating lease agreement (the "Agreement"), which provides for DHC to lease certain real property in the U.S. The Agreement generally provides for DHC to pay property taxes, maintenance, insurance, and certain other operating costs of the leased properties. The leases covered by the Agreement provide for a residual guarantee by DHC at the end of the initial lease term, which has not been included in the table of future noncancelable lease commitments above. The Agreement also includes purchase and renewal options at fair market values. DHC has the right to exercise a purchase option on the properties at the end of the lease term, or the properties can be sold to third parties. DHC expects the fair market value of the properties, subject to the purchase option or sale to third parties, to substantially reduce or eliminate DHC's payment under the residual value guarantee. DHC is obligated to pay the difference between the maximum amount of the residual guarantee and the fair market value at the termination of each lease under the Agreement. The maximum residual guarantee relative to the properties covered by the Agreement is equal to the total cost of the properties leased under the Agreement, which was approximately $16.5 million at March 31, 1996.

RELATED PARTY TRANSACTIONS
The Company remains contingently liable for the repayment of $1,125,000 of Industrial Revenue Bonds used to finance the construction of its corporate office in St. Petersburg, Florida. The obligation was assumed by a company controlled by the Chief Executive when it acquired the corporate office building. The Company leases its corporate office and three other offices owned by companies in which the Chief Executive has a significant interest. The above arrangements were entered into prior to the acquisition agreement dated December 1986 whereby Danka Business Systems PLC purchased Danka Industries, Inc. For the years ended March 31, 1996, 1995 and 1994, Danka Industries, Inc. was charged $689,000, $768,000 and $799,000, respectively, for rent due under these leases. The leases expire at various dates, with the last lease expiring in December 2003.

LITIGATION
The Company is subject to legal proceedings and claims which arise in the ordinary course of its business. Management believes that the resolution of such matters will not have a material effect upon the Company's financial position or future results of operations.

11. ACQUISITIONS
In November 1995, the Company acquired all of the issued and outstanding shares of Infotec Europe B.V. and its operating subsidiaries ("Infotec") for consideration of 270 million Dutch florins ($167 million). In addition to the purchase price, approximately $14.6 million of liabilities were accrued for certain costs to integrate Infotec's operations. Of the costs accrued, at March 31, 1996, $7.4 million remained in accrued liabilities, comprised of $5.0 million for the remaining reduction of the workforce and $2.4 million for the closing of duplicate facilities and fixed asset adjustments. It is not anticipated that significant additional liabilities will be incurred that would result in an adjustment of the allocation of the purchase price. After consideration of these costs, all of the purchase price was allocated to goodwill. Management anticipates that the integration will be complete by the second quarter of fiscal 1997.

In addition to the purchase of Infotec, during the year ended March 31, 1996, the Company acquired the outstanding stock or assets of 27 other unrelated businesses. These acquisitions were accounted for as purchases with consideration totaling approximately $87.0 million, of which approximately $6.9 million represented identifiable tangible assets, and the balance of approximately $80.1 million represented goodwill. In addition, the Company paid approximately $3.9 million for noncompete agreements with certain key owners and key employees of these businesses. The results of the acquired companies are included in the accompanying Consolidated Statement of Earnings since the effective date of each acquisition. Under the terms of certain of the above purchase agreements, the Company may be required to make additional payments of up to $3.2 million, contingent upon these acquired businesses achieving certain profit levels. Any future amounts paid under the terms of these agreements will be recorded as goodwill. The Company also issued 5,700,835 Ordinary Shares (1,425,209 ADS equivalents), for five separate acquisitions which were accounted for as poolings of interest. The accompanying consolidated financial statements have not been restated because the effect of these acquisitions was not material. The issuance of the Ordinary Shares has been treated as an addition in the Consolidated Statement of Shareholders' Equity, and the results of the acquired companies are included in the Consolidated Statement of Earnings since the effective date of each acquisition.


Danka Business Systems PLC                                                  35

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The following unaudited pro forma summary presents the consolidated results of operations as if the acquisitions had occurred at the beginning of the years ended March 31, 1996 and 1995, after giving effect to certain adjustments, including amortization of goodwill, interest expense on the debt incurred to fund the acquisition and the related income tax effects:

                                                      1996          1995
                                                      $000          $000
                                                    (Except per ADS Data)
- -------------------------------------------------------------------------
Total revenue ...................................   1,442,294   1,414,390
- -------------------------------------------------------------------------
Net earnings ....................................      43,832      38,095
- -------------------------------------------------------------------------
Net earnings per ADS ............................   $    0.85   $    0.78
- -------------------------------------------------------------------------


These pro forma results have been prepared for comparative purposes only and do not purport to be indicative of what would have occurred had the acquisitions been made as of those dates or of results which may occur in the future.

12.  FINANCIAL INSTRUMENTS

FAIR VALUE OF FINANCIAL INSTRUMENTS
At March 31, 1996, the carrying values of cash and cash equivalents, accounts receivable, accounts payable, accrued expenses, and other notes payable approximated fair value due to the short-term maturities of these assets and liabilities. The estimated fair value of the Company's $200 million 6.75% Convertible Subordinated Notes at March 31, 1996 was approximately $320 million, based on the quoted market price of the Notes. The estimated fair market value at March 31, 1996 of the Company's Credit Facility Loan approximated the carrying amount of the debt, due to the short-term maturities of the individual components of the debt. At March 31, 1995 investments represented the cost of shares purchased in connection with a proposed acquisition, and had a cost and market value of $10.3 million and $12.2 million, respectively. A higher competing offer was made for this proposed acquisition, and in June 1995, the Company tendered its shares to the maker of the higher competing offer.

FOREIGN CURRENCY INSTRUMENTS
From time to time, the Company enters into foreign exchange forward and option contracts to manage its exposure to fluctuations in foreign currency exchange rates on specific transactions. Foreign exchange forward contracts are legal agreements between two parties to purchase and sell a foreign currency, for a price specified at the contract date. The fair value of foreign exchange forward contracts is estimated by obtaining quotes for futures contracts with similar terms, adjusted where necessary for maturity differences. To hedge its foreign currency exposure, the Company also purchases foreign exchange options which permit, but do not require, the Company to exchange foreign currencies at a future date with another party at a contracted exchange rate. The fair value of foreign exchange options is estimated using active exchange quotations. At March 31, 1996, there were no outstanding forward contracts or option contracts to buy or sell foreign currency. For the year ended March 31, 1996, gains and losses realized on forward contracts and option contracts were not material.

The Company's financial instruments involve, to varying degrees, elements of exchange risk in excess of the amounts which would be recognized in the Consolidated Balance Sheet. Exposure to foreign currency contracts results from fluctuations in currency rates during the periods in which the contracts are outstanding. Additionally, these contracts contain an element of credit risk to the extent of nonperformance by the counterparties. The Company minimizes such risk by limiting the counterparties to a group of major international banks, and does not expect to record any losses as a result of nonperformance by these counterparties.


36                                                  Danka Business Systems PLC

                                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


13. QUARTERLY FINANCIAL DATA (UNAUDITED)
The following table presents selected quarterly financial data for the periods indicated:


                                              June 30 September 30 December 31  March 31
                                               $000       $000       $000        $000
                                                       (Except per ADS Data)
- --------------------------------------------------------------------------------------
Fiscal 1996
     Revenue ...............................   249,014   273,813   333,841      383,636
     Gross profit ..........................    99,818   112,198   132,829      151,804
     Net earnings ..........................    10,857    12,447     7,949(a)    13,962(b)
     Net earnings per ADS ..................   $  0.22   $  0.25   $  0.16(a)   $  0.26(b)
- --------------------------------------------------------------------------------------
Fiscal 1995
     Revenue ...............................   174,388   185,947   203,543      238,318
     Gross profit ..........................    70,262    75,348    82,985       95,298
     Net earnings ..........................     8,570     9,224    10,036       11,217
     Net earnings per ADS ..................   $  0.18   $  0.19   $  0.21      $  0.23
- --------------------------------------------------------------------------------------

(a) Includes the effect of a restructuring charge of $8.5 million or $0.10 per ADS.
(b) Includes the effect of an extraordinary loss of $1.1 million or $0.02 per ADS due to the early extinguishment of debt.



                          INDEPENDENT AUDITORS' REPORT

To the Members of Danka Business Systems PLC

        We have audited the consolidated balance sheets of Danka Business Systems PLC and subsidiaries as of March 31, 1996 and 1995, and the related consolidated statements of earnings, shareholders' equity and cash flows for each of the years in the three-year period ended March 31, 1996. These consolidated financial statements are the responsibility of the group's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

        We conducted our audits in accordance with generally accepted auditing standards in the United Kingdom and the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the aforementioned consolidated financial statements present fairly in all material respects the financial position of Danka Business Systems PLC and subsidiaries as of March 31, 1996 and 1995, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 1996 in conformity with generally accepted accounting principles in the United States.

KPMG
Chartered Accountants
Registered Auditors
London, England                                                   June 3, 1996


Danka Business Systems PLC                                                  37

MARKET PRICES OF ADSs AND ORDINARY SHARES

The Company's American Depositary Shares ("ADSs") are included in the Nasdaq National Market under the Company's sponsored ADS facility with The Bank of New York under the symbol "DANKY." Each ADS represents four Ordinary Shares. The principal public trading market for the Ordinary Shares is the London Stock Exchange Limited. The Ordinary Shares are listed under the symbol "DNK.L."

The following table sets forth the high and low sale price per ADS as reported by the Nasdaq National Market and the high and low middle market quotations (which represent an average of bid and offered prices in pence) for the Ordinary Shares as reported on the London Stock Exchange Limited Daily Official
List:


                                                                        US Dollars per              Pence per
                                                                              ADS                Ordinary Share
                                                                       High          Low        High        Low
- ---------------------------------------------------------------------------------------------------------------
Fiscal Year 1995:
     Quarter ended June 30, 1994                                      $23.38       $17.38        365p       319p
     Quarter ended September 30, 1994                                  22.38        17.13        352        283
     Quarter ended December 31, 1994                                   22.13        17.13        344        269
     Quarter ended March 31, 1995                                      28.13        21.38        434        341
- ---------------------------------------------------------------------------------------------------------------
Fiscal Year 1996:
     Quarter ended June 30, 1995                                      $27.75       $22.50        420p       356p
     Quarter ended September 30, 1995                                  37.38        24.13        590        384
     Quarter ended December 31, 1995                                   38.50        29.75        595        489
     Quarter ended March 31, 1996                                      44.50        34.63        714        560
- ---------------------------------------------------------------------------------------------------------------

As of March 31, 1996, 42,443,613 ADSs were held of record by 2,751 registered holders and 49,337,795 Ordinary Shares were held of record by 1,354 registered holders. Since some of the ADSs and Ordinary Shares are held by nominees, the number of holders may not be representative of the number of beneficial owners.

The Company currently expects to continue its policy of paying semi-annual cash dividends, although there can be no assurance as to future dividends because they are dependent upon future operating results, capital requirements and the Company's financial condition.


38                                                  Danka Business Systems PLC

                          BOARD OF DIRECTORS

[PHOTO]                 [PHOTO]                 [PHOTO]
MARK A. VAUGHAN-LEE     DAN M. DOYLE            DAVID C. SNELL
Chairman                Chief Executive         Finance Director



                                    DANKA
                  World-class products. World-clas service.


                           NON-EXECUTIVE DIRECTORS


[PHOTO]                         [PHOTO]                         [PHOTO]                         [PHOTO]
DAVID S. HOOKER(1)(2)           PIERSON M. GRIEVE(2)            JAMES F. WHITE, JR. (1)         DAVID W. KENDALL(1)(2)
David Hooker was appointed      Pierson Grieve was appointed    James White was appointed a     David Kendall was appointed a
a non-executive director in     a non-executive director in     non-executive director in       non-executive director in 1993.
1985. He is the chairman of     1996. He previously served as   1994.  He serves as counsel     He is chairman of Whitecroft
Gammell Kershaw and Company     chairman and chief executive    in the law firm of Shumaker,    PLC, Ruberoid PLC, Blagden
Ltd. and is also a non-         officer of Ecolab Inc. until    Loop & Kendrick, Toledo,        Industries PLC, and Celtic
executive director of           December 1995. He also serves   Ohio. He was previously an      Energy Ltd., and a non-executive
Oceaneering International,      as a director of U S WEST,      executive director of           director of Gowrings PLC.
Inc. He was managing director   Inc., Norwest Corporation,      Checkers Drive-in Restaurants
of Aberdeen Petroleum PLC       St. Paul Companies, Inc.,       Inc.
until June 1993, and chairman   and Meredith Corporation.
of Bakyrchik Gold PLC until
December 1995.

                                               (1) Member of the audit committee
                                        (2) Member of the remuneration committee


Danka Business Systems PLC                                                   39

CORPORATE INFORMATION


UNITED STATES HEADQUARTERS              CANADIAN HEADQUARTERS                   EUROPEAN HEADQUARTERS
Danka Holding Company                   Danka Business Systems Ltd.             Danka Europe Ltd.
11201 Danka Circle North                5580 Explorer Drive                     Danka House, London Road
St Petersburg, Florida 33716            Mississauga, Ontario L4W 4Y1            Reading RG6, United Kingdom
(813)-576-6003                          Canada                                  0118-928-4909
                                        (905)-629-4488
REGISTERED OFFICE                                                               REGISTRARS
Masters House                           ADS DEPOSITARY                          Royal Bank of Scotland plc
107 Hammersmith Road                    Bank of New York                        PO Box 82 Caxton House
London W14 0QH United Kingdom           ADS Division                            Redcliffe Way
0171-603-1515                           101 Barclay Street, 22nd Floor          Bristol BS99 7YA United Kingdom
SECRETARY                               New York, New York 10286
Paul G. Dumond A.C.A.                                                           Ordinary shares are traded on the
COMPANY NO: 1101386                     ADSs are traded on the Nasdaq           London Stock Exchange
                                        National Market under the symbol        under the symbol "DNK.L".
                                        "DANKY".


AUDITORS                                OTHER PUBLISHED INFORMATION
KPMG                                    Quarterly reports on Form 10-Q and the Form 10-K Annual Report filed with the
8 Salisbury Square                      US Securities and Exchange Commission, are available upon written request to
London EC4Y 8BB United Kingdom          Danka's Investor Relations departments in St. Petersburg, Florida and London,
                                        United Kingdom.

INTERNET HOME PAGE
For more information about Danka and its products, please visit our World Wide Web site at:  http://www.danka.com




"Danka", "dex", "Omnifax" and "Infotec" are registered trademarks of Danka Business Systems PLC


40                                                  Danka Business Systems PLC

DANKA
World-class products. World-class service.


[LOGO] Printed on Recycled Paper