Form 10-K, Exhibit 13
period 1997-03-31
DANKA BUSINESS SYSTEMS PLC
filed 1997-06-27
CIK 894010

                                                                     EXHIBIT 13

FINANCIAL AND CORPORATE INFORMATION

Contents

Selected consolidated financial data                     16

Management's discussion and analysis of
financial condition and results of operations            17

Consolidated statements of earnings                      23

Consolidated balance sheets                              24

Consolidated statements of cash flows                    25

Consolidated statements of shareholders' equity          26

Notes to the consolidated financial statements           27

Independent auditors' report                             35

Directors & officers                                     36

Corporate information                     Inside Back Cover

Market prices of ADSs and
Ordinary Shares                           Inside Back Cover

Note
The financial information in this section has been prepared under United States Generally Accepted Accounting Principles in U.S. dollars. Financial information prepared under United Kingdom Generally Accepted Accounting Principles in pounds sterling may be obtained by contacting the Company's offices at the addresses shown on the inside back cover.

SELECTED CONSOLIDATED FINANCIAL DATA

                                                  1997          1996         1995     1994      1993
                                                  $000          $000         $000     $000      $000
For the years ended March 31                                           (Except per ADS data)
------------------------------------------------------------------------------------------------------
STATEMENTS OF EARNINGS DATA:
REVENUE:
  Retail                                        1,860,516     1,069,593    702,740   453,218   292,538
  Wholesale                                       240,531       170,711     99,456    78,190    60,157
------------------------------------------------------------------------------------------------------
                                                2,101,047     1,240,304    802,196   531,408   352,695
------------------------------------------------------------------------------------------------------
GROSS PROFIT:
  Retail                                          775,342       466,533    306,202   199,080   129,683
  Wholesale                                        44,061        30,116     17,691    14,688    10,164
------------------------------------------------------------------------------------------------------
                                                  819,403       496,649    323,893   213,768   139,847

Selling, general and administrative expenses      650,655       378,407    245,525   162,119   107,668
Amortization of intangible assets                  19,386        13,587      6,818     3,765     1,821
Restructuring charges                              35,000         8,500         --        --        --
Provision for committed research and
  development costs                                12,500            --         --        --        --
------------------------------------------------------------------------------------------------------
EARNINGS FROM OPERATIONS                          101,862        96,155     71,550    47,884    30,358
Interest expense and other, net                    33,985        21,566      7,742     3,667     2,751
------------------------------------------------------------------------------------------------------
EARNINGS BEFORE INCOME TAXES                       67,877        74,589     63,808    44,217    27,607
Provision for income taxes                         25,522        28,241     24,761    17,751     6,395
------------------------------------------------------------------------------------------------------
EARNINGS BEFORE EXTRAORDINARY ITEM                 42,355        46,348     39,047    26,466    21,212
Extraordinary item*                                   578         1,133         --        --        --
------------------------------------------------------------------------------------------------------
NET EARNINGS                                       41,777        45,215     39,047    26,466    21,212
------------------------------------------------------------------------------------------------------

PER ADS DATA:
  Earnings before extraordinary item           $     0.73    $     0.90   $   0.80  $   0.59  $   0.51
  Extraordinary item*                               (0.01)        (0.02)        --        --        --
------------------------------------------------------------------------------------------------------
Net earnings per ADS                           $     0.72    $     0.88   $   0.80  $   0.59  $   0.51
------------------------------------------------------------------------------------------------------
Dividends per ADS                              $     0.16    $     0.13   $   0.11  $   0.09  $   0.07

BALANCE SHEET DATA:
Total assets                                    2,459,359     1,091,556    635,314   356,804   164,504
Long-term debt, less current maturities         1,059,823       318,262    233,681    67,520    19,954
Shareholders' equity                              465,731       441,843    206,408   169,925    62,154


*Extraordinary item in fiscal 1997 and 1996 represents the loss on early extinguishment of debt, net of the related income tax benefit.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The Company
Danka Business Systems PLC and its subsidiaries (the "Company") is one of the world's largest independent suppliers of photocopiers, facsimiles and other related automated office equipment. The Company primarily markets these products and related service, parts and supplies on a direct basis to retail customers. The Company also markets photocopiers, facsimiles, and related parts and supplies on a wholesale basis to dealers. The Company principally distributes the products of Canon, Kodak, Konica, Minolta, Ricoh, Sharp and Toshiba. The Company became the exclusive distributor of Kodak branded photocopiers and printers in December 1996 after completing the acquisition of Eastman Kodak Company's Office Imaging division and facilities management business.

Effective December 31, 1996, the Company acquired from Eastman Kodak Company ("Kodak") (i) the net assets relating to the sales, marketing, distribution and services business of Kodak's Office Imaging and Customer Equipment Services business units and (ii) all of the issued and outstanding stock of certain subsidiaries of Kodak which constitute the facilities management services business known as Kodak Imaging Services (collectively, the "Kodak Sales and Services Business"). The Company paid net cash of $688.0 million for the Kodak Sales and Services Business, subject to post-closing adjustments. The purchase price was funded exclusively by a new six-year multicurrency $1.275 billion credit agreement. As of December 31, 1995, the net assets of the Kodak Sales and Services Business were approximately $800.0 million, and for such year, generated revenue of $1.8 billion and net earnings before income taxes of $25.0 million. For the nine months ended September 30, 1996, the Kodak Sales and Services Business generated revenue of $1.3 billion and net earnings before income taxes of $72.0 million.

The Kodak Sales and Services Business is engaged worldwide in the direct sale and marketing of Kodak manufactured and branded black and white and accent color high-volume photocopiers, duplicators and printers, as well as Kodak branded mid-volume black and white and color photocopiers manufactured by Canon, Inc., and in some cases, remanufactured by Kodak. The Kodak Sales and Services Business also provides on-site repair and technical and field engineering support for equipment sold, leased and rented to others by the Kodak Sales and Services Business and by other photocopier distributors. In addition, the Kodak Sales and Services Business provides customers with facilities management services, including the management of central reprographics departments, the placement and maintenance of convenience copiers, the operation of mail centers, the processing of statements, print-on-demand operations and document archiving and retrieval services. The acquisition of the Kodak Sales and Services Business greatly enhances the Company's product line and significantly increases the scope of its outsourcing business.

In connection with the acquisition of the Kodak Sales and Services Business, Kodak and certain affiliates of the Company entered into a number of agreements effective December 31, 1996 relating to the purchase, sale and service of electrophotographic equipment and related software, supplies, accessories and spare parts manufactured or remanufactured by Kodak (the "Supply Agreements"). Pursuant to the Supply Agreements, the Company is required to purchase from Kodak various levels of Kodak manufactured or remanufactured electrophotographic equipment and accessories, spare parts, supplies and toner. The Company's pricing for Kodak branded products is based on its purchases of agreed upon levels. To the extent the Company exceeds or fails to purchase these amounts, the Company may either receive a refund or be required to make additional payments. Currently, the Company believes that it will meet its required purchasing levels. Subject to certain limitations, the Company has the worldwide exclusive right to distribute Kodak's currently existing line of electrophotographic equipment for office imaging and reprographics manufactured or remanufactured by Kodak, and the related software, supplies, accessories and spare parts and a right of first refusal to exclusively distribute worldwide certain future electrophotographic products manufactured by Kodak for office imaging and reprographics. The Company has also agreed to contribute a total of $175.0 million (plus an additional $30.0 million if certain research milestones are met) to Kodak's ongoing research and development for new electrophotographic products to be funded over the period April 1, 1997 through December 31, 2002. The Company and Kodak have appointed three representatives to serve as members of an advisory committee which meet on a regular basis to discuss overall research and development progress. Additionally, Kodak has agreed to fund the Company $30.0 million per year over three years, to promote the sale of Kodak branded products in Europe, Asia and Latin America. For the year ended March 31, 1997, the Company recognized approximately $8.0 million of income under this agreement.

Currently, 63% of the Kodak Sales and Services Business is conducted in North America and 34% in Europe. Approximately 90% of the Kodak Sales and Services Business is operated in countries in which the Company was already conducting its business. The Company's goal is to increase the net margins of the Kodak Sales and Services Business

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

through certain cost efficiencies and synergies it expects to achieve by operating the businesses. A number of factors will be important in the Company's goal of successfully integrating the acquired business into the Company. The acquisition of the Kodak Sales and Services Business is the largest acquisition by the Company to date. There can be no assurances regarding the ultimate impact of the Kodak Sales and Services Business on the Company and its future business and operations.

The Company recorded a $35.0 million pre-tax restructuring charge in the third quarter of fiscal 1997 related to the integration of the Kodak Sales and Services Business and the related transition to the Company's Market Based Approach in North America. The restructuring charge included, among other things, severance and other employee termination benefits, lease settlement costs associated with the consolidation of duplicate facilities and the write-off of certain fixed assets. Charges related to the integration of the Kodak Sales and Services Business consist mainly of the costs associated with the planned closure of certain of the Company's facilities which are duplicative of some acquired facilities.

To further the Company's goal of providing better support for its sales and service force as well as its customers, the Company began moving away from its traditional branch management concept to a more centralized, market oriented support concept of administration in North America (the "Market Based Approach") during the first quarter of fiscal 1997. The Company's goal is for the transition to be fully implemented, excluding the Kodak Sales and Services Business, by the first half of fiscal 1998 and once complete, the Company's North American operations will consist of approximately 22 regions with numerous markets within each region. As a result of the transition to the Market Based Approach, the Company experienced a short-term duplication of certain administrative and management functions, which resulted in an increase in selling, general and administrative expenses during the first half of fiscal 1997. The Company is also in the process of rolling out a new computer system for the North American operations which is expected to be complete by the third quarter of fiscal 1998. The completion of these two initiatives are intended to help facilitate additional future efficiencies in the Company's North American operations.

Results of Operations

The following table sets forth for the periods indicated the percentage of total revenue represented by certain items in the Company's Consolidated Statements of
Earnings:

                                       Year Ended March 31
                                      1997    1996     1995
------------------------------------------------------------
REVENUE:
  Retail equipment sales              33.3%   38.2%    40.5%
  Retail service, supplies
    and rentals                       55.3    48.0     47.1
  Wholesale                           11.4    13.8     12.4
------------------------------------------------------------
TOTAL REVENUE                        100.0   100.0    100.0
Cost of revenue                       61.0    60.0     59.6
------------------------------------------------------------
GROSS PROFIT                          39.0    40.0     40.4
Selling, general and
  administrative expenses             31.0    30.5     30.6
Amortization of intangible
  assets                               0.9     1.1      0.9
Restructuring charges                  1.7     0.7       --
Provision for committed
  research and develop-
  ment costs                           0.6      --       --
------------------------------------------------------------
EARNINGS FROM OPERATIONS               4.8     7.7      8.9
Interest expense and
  other, net                           1.6     1.7      0.9
------------------------------------------------------------
EARNINGS BEFORE
  INCOME TAXES                         3.2     6.0      8.0
Provision for income taxes             1.2     2.3      3.1
------------------------------------------------------------
EARNINGS BEFORE
  EXTRAORDINARY ITEM                   2.0     3.7      4.9
Extraordinary item                      --     0.1       --
------------------------------------------------------------
NET EARNINGS                           2.0%    3.6%     4.9%
------------------------------------------------------------

The following table sets forth for the periods indicated the gross profit margin percentage for each of the Company's revenue classifications:

                                       Year Ended March 31
                                      1997    1996    1995
--------------------------------------------------------------------------------
Retail equipment sales                37.4%   39.3%   39.4%
Retail service, supplies
  and rentals                         44.2    47.1    47.2
Wholesale                             18.3    17.6    17.8

Revenue: In fiscal 1997, the Company achieved record revenue of $2.1 billion compared with revenue of $1.2 billion in fiscal 1996 and $802.2 million in fiscal 1995. Revenue increased by 69% in fiscal 1997 and 55% in fiscal 1996.

The increase resulted from growth in core operations as well as significant contributions from acquisitions. Growth in the Company's core operations was principally a result of its focus on major accounts, its increased penetration in segment 5 and its entry into segment 6 high-volume copiers, and increased sales of digital color photocopiers. During the past four years, the Company has made over 110 acquisitions adding approximately $2.8 billion of acquired annualized revenue. The Company's two most significant acquisitions during this period were the acquisition of Infotec Europe B.V. and its subsidiaries in November 1995 and the acquisition of the Kodak Sales and Services Business in December 1996. As a result of the acquisition of the Kodak Sales and Services Business, the Company's revenue mix has changed. As a percentage of revenue, retail service, supplies and rentals have increased, while retail equipment sales and wholesale revenue have decreased.

Gross profit: Gross profit increased 65% to $819.4 million in fiscal 1997 from $496.6 million in fiscal 1996, and 53% in fiscal 1996 from $323.9 million in fiscal 1995. Gross profit as a percentage of total revenue decreased to 39.0% in fiscal 1997 from 40.0% in fiscal 1996 and 40.4% in fiscal 1995. The decrease in fiscal 1997 was due to the Company's acquisition of the Kodak Sales and Services Business which has lower individual gross profit margins than the Company's core operations, and to lower margins on retail equipment revenue. The decrease in fiscal 1996 from fiscal 1995 related to a higher mix of wholesale revenue. Gross profit as a percentage of retail equipment sales decreased to 37.4% in fiscal 1997 from 39.3% in fiscal 1996 due to the acquisition of the Kodak Sales and Services Business which has lower retail equipment margins than the Company's core operations, and to lower margins on retail equipment revenue. Retail equipment margins were also impacted by the discounting of high-volume machines during the second half of the year. Under the Supply Agreements, the Company is purchasing Kodak branded equipment at significantly lower prices than prior to the acquisition of the Kodak Sales and Services Business. In an effort to increase the sales of remaining Kodak high-volume copiers, the Company instituted lower pricing of the inventory on hand at the time of acquisition. In fiscal 1996, this margin remained relatively constant at 39.3% compared to 39.4% in fiscal 1995. As a percentage of revenue, gross profit on retail service, supplies and rentals decreased in fiscal 1997 to 44.2% from 47.1% in fiscal 1996. This was primarily due to the Company's acquisition of the Kodak Sales and Services Business which has lower individual gross profit margins than the Company's core operations. This margin in fiscal 1996 and fiscal 1995 remained relatively constant at 47.1% and 47.2%, respectively. Gross profit as a percentage of wholesale revenue also remained relatively constant at 18.3%, 17.6% and 17.8% in fiscal 1997, 1996 and 1995, respectively.

Selling, general and administrative expenses: Selling, general and administrative expenses increased 72% to $650.7 million in fiscal 1997 and 54% in fiscal 1996. The increases were primarily related to acquisitions. As a percentage of total revenue, selling, general and administrative expenses increased to 31.0% in fiscal 1997 from 30.5% in fiscal 1996. The increase related to the Company's aggressive hiring and training of new sales representatives and support personnel during the first half of fiscal 1997 as well as to costs incurred to regionally centralize certain management and administrative functions in the transition to the Market Based Approach in North America. As a percentage of revenue, selling, general and administrative expenses in fiscal 1996 and 1995 remained relatively constant.

Amortization of intangible assets: Amortization of intangible assets increased to $19.4 million in fiscal 1997 from $13.6 million in fiscal 1996 and $6.8 million in fiscal 1995. These increases related to acquisitions for which additional intangible assets are being amortized.

Restructuring charges: The Company recorded a $35.0 million pre-tax restructuring charge during the third quarter of fiscal 1997 related to the integration of the Kodak Sales and Services Business and the related transition to the Company's Market Based Approach in North America. The Company also recorded an $8.5 million restructuring charge in the third quarter of fiscal 1996 principally related to the restructuring of its international operations. The restructuring charges included, among other things, severance and other employee termination benefits, lease settlement costs associated with the consolidation of duplicate facilities, and the write-off of certain leasehold improvements and other fixed assets.

Provision for committed research and development costs: In connection with the acquisition of the Kodak Sales and Services Business, the Company will provide funding to Kodak for ongoing research and development. For fiscal 1997, the Company recorded a provision for committed research and development costs of $12.5 million.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Earnings from operations: Earnings from operations rose to $101.9 million in fiscal 1997, a 6% increase over fiscal 1996 earnings from operations of $96.2 million. Fiscal 1996 earnings from operations were 34% higher than fiscal 1995 earnings from operations of $71.6 million. The increases primarily related to increased total revenue. As a percentage of total revenue, earnings from operations were 4.8%, 7.7% and 8.9% in fiscal 1997, 1996 and 1995, respectively. The decrease in earnings from operations as a percentage of revenue during fiscal 1997 was principally due to the $35.0 million restructuring charge, the $12.5 million provision for committed research and development costs, and to a lower combined gross profit margin. The decrease in fiscal 1996 was principally due to the $8.5 million restructuring charge and higher levels of amortization of intangible assets.

Interest expense and other, net: Interest expense increased to $34.0 million in fiscal 1997 from $21.6 million in fiscal 1996 and $7.7 million in fiscal 1995. Interest expense increased in fiscal 1997 primarily due to borrowings used to fund the acquisition of the Kodak Sales and Services Business. The increase in fiscal 1996 from fiscal 1995 primarily related to the Company's acquisition program which was financed in part with the net proceeds from the issuance in March 1995 of the Company's 6.75% Convertible Subordinated Notes due 2002, and borrowings under its credit facilities.

Income taxes: Income taxes decreased to $25.5 million in fiscal 1997 from $28.2 million in fiscal 1996 and increased from $24.8 million in fiscal 1995. The decrease in fiscal 1997 primarily related to the restructuring charge which impacted earnings before income taxes. The effective tax rate was 37.6% for fiscal 1997, 37.9% for fiscal 1996 and 38.8% for fiscal 1995. These rates have decreased due to higher earnings outside of the U.S. for which the effective tax rates are lower.

Extraordinary item: In the third quarter of fiscal 1997, the Company recorded an extraordinary loss of $0.6 million related to the early extinguishment of debt, net of the income tax benefit of $0.3 million. The extraordinary charge resulted from the early retirement of the Company's $400.0 million credit facility and consisted primarily of the write-off of unamortized deferred finance costs. The Company recorded a similar charge in the fourth quarter of fiscal 1996 in the amount of $1.1 million, net of the income tax benefit of $0.7 million.

Net earnings: As a result of the above factors, net earnings decreased 8% to $41.8 million in fiscal 1997 and increased 16% to $45.2 million in fiscal 1996. As a percentage of total revenue, net earnings were 2.0% in fiscal 1997, 3.6% in fiscal 1996 and 4.9% in fiscal 1995. The decreases in fiscal 1997 and fiscal 1996 were primarily due to the respective restructuring charges as well as to higher levels of interest expense. Fiscal 1997 was also impacted by the provision for committed research and development costs.

Exchange Rates
Fluctuations in the exchange rate between the pound sterling and the U.S. dollar affect the dollar equivalent of the pound sterling of the Ordinary Shares of the Company on the London Stock Exchange and, as a result, are likely to affect the market price of the ADSs. Additionally, the Company declares its dividends in pounds sterling. Fluctuations in exchange rates will affect dividend income measured in U.S. dollars because the Depositary is required to convert pounds sterling into U.S. dollars at the prevailing exchange rates at the time of making any dividend payments or other distributions. The Company operates in over 30 countries worldwide, and therefore, fluctuations in exchange rates between the U.S. dollar and the currencies in each of the countries in which the Company operates, will affect the results of the Company's international operations reported in U.S. dollars and the value of such operations' net assets reported in U.S. dollars. The Company has significantly increased its international business over the last few years and most recently, with the acquisition of the Kodak Sales and Services Business, has added 19 additional countries. The results of operations, financial condition and competitive position of the Company's business may be affected by the relative strength of its currencies in countries where its products are currently sold. The Company's results of operations and financial condition may be affected by fluctuations in foreign currencies and by translations of the financial statements of the Company's foreign subsidiaries from local currencies into U.S. dollars.

The Company purchases a significant amount of its automated office equipment, related parts and supplies from Japanese manufacturers. The purchase price for these products is generally denominated in local currencies and therefore, short term fluctuations in the local currencies relative to the Japanese yen do not impact the Company's purchase price. However, if the yen were to strengthen significantly against the U.S. dollar, this would impact the yen amounts received by the Company's Japanese manufacturers as they converted the U.S. dollars received from the Company and other dealers into yen. As a result, Japanese manufacturers could raise prices. The Company has historically been successful in passing price increases on to its customers. However, there can be no assurances that it can continue to do so in the future. Also, most of the Company's service contracts are for one year periods and accordingly, pricing for parts and supplies could not be adjusted until the contract was renewed.

Liquidity and Capital Resources
The Company's net cash flow provided by operating activities was $192.7 million, $57.2 million and $52.0 million for fiscal 1997, 1996 and 1995, respectively. Cash flow provided by operating activities was significantly impacted in fiscal 1997 by the acquisition of the Kodak Sales and Services Business. The net assets acquired contained low levels of accounts payable, and the normal buildup of trade payables positively impacted fiscal 1997 operating cash flow. Cash flow used in investing activities was $871.6 million, $306.6 million and $126.6 million for fiscal 1997, 1996 and 1995, respectively. The increases were primarily due to the Company's acquisition of the Kodak Sales and Services Business in fiscal 1997 and of Infotec Europe B.V. and its subsidiaries in fiscal 1996. Net cash provided by financing activities was $707.5 million, $198.1 million and $145.9 million in fiscal 1997, 1996 and 1995, respectively. The increase in fiscal 1997 was primarily due to higher levels of borrowings for the purchase of the Kodak Sales and Services Business made available through the $1.275 billion credit agreement discussed below.

In December 1996 the Company signed a six-year $1.275 billion multicurrency credit agreement (the "Credit Agreement") with a consortium of international banks. The proceeds from the Credit Agreement were utilized to purchase the Kodak Sales and Services Business, to repay the outstanding balance under the Company's previous $400.0 million credit facility, as well as for ongoing working capital and general corporate purposes. The Credit Agreement provides the Company with a revolving component in aggregate amount of up to $725.0 million, and a term loan/letter of credit component of $550.0 million. The Credit Agreement is secured and guaranteed by certain of the Company's subsidiaries and a covenant that the Company will not pledge its assets except as specifically permitted under the terms of the Credit Agreement. The Credit Agreement contains negative and affirmative covenants and agreements which place restrictions on the Company regarding disposition of assets, capital expenditures, additional indebtedness, permitted liens and payment of dividends, as well as requiring the maintenance of certain financial ratios. The adjustable interest rate on the Credit Agreement is, at the option of the Company, either:
(i) the London InterBank Offered Rate plus a tiered margin based on leverage for the periods of one, two, three or six months or (ii) an alternative base rate, consisting of the higher of the lead bank's prime rate or the Federal Funds Rate plus 0.5%. Interest expense is expected to significantly rise in the near future due to the use of proceeds from the Credit Agreement to acquire the Kodak Sales and Services Business. As of March 31, 1997 the Credit Agreement had an outstanding balance of approximately $329.6 million under the revolving component and $532.2 million under the term loan, all of which was incurring interest at a weighted average rate of 5.6% per annum. Therefore, subject to availability under the covenants, $413.2 million was available for future borrowings.

In March 1995, the Company issued $200.0 million of 6.75% Convertible Subordinated Notes (the "Notes") at par, in a private placement offering, due April 2002. The Notes are convertible into the Company's ADSs at a conversion rate of $29.125 per ADS, or into the Company's Ordinary Shares at a conversion rate of $7.281 per Ordinary Share (equivalent to approximately 34.335 ADSs or 137.339 Ordinary Shares for each $1,000 principal amount of Notes). Interest is payable semi-annually on April 1 and October 1. The Notes are not subject to sinking fund requirements.

The Company has a number of other loans and credit facility arrangements with banks, financial institutions and certain other individuals which had an aggregate balance of $39.4 million at March 31, 1997. This balance is primarily comprised of various cash management lines of credit (the "Lines") in each of the countries in which the Company operates. The Lines provide for daily liquidity of local operations in each such country, and vary widely in terms and conditions.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

While the Company does not have any other material contractual commitments for capital expenditures other than the funding of Kodak's research and development efforts, additional investments in facilities and computer equipment will continue to be necessary to support the anticipated growth of the business, and the transition of the Kodak Sales and Services Business off of Kodak's computer system. The Company's cash flow from operations together with the borrowing capacity under the Credit Agreement are expected to be adequate to finance its operating cash requirements and capital expenditures for the short-term. It is anticipated that future acquisitions and growth in the long-term will be funded primarily with cash flow from operations, borrowings available under the Credit Agreement, other credit sources and, where desirable, funding from the sale of additional debt or equity securities.

Seasonality
The Company experiences some seasonality in its business. The Company's European and Canadian operations have historically experienced lower revenues and net earnings for the three month period ended September 30 due to increased vacation time by Europeans and Canadians during July and August. This has resulted in reduced sales activity and reduced usage of photocopiers, facsimiles and other automated office equipment during such period.

Impacts of Inflation
The Company believes that inflation has not had a significant impact on its operations.

Special Note Regarding Forward Looking Statements
Certain statements contained throughout this Annual Report such as statements concerning the anticipated effect of the acquisition of the Kodak Sales and Services Business (the "Acquisition") on the Company's expenses, productivity and earnings, the expected synergies and efficiencies resulting from the integration of the Acquisition, future intentions for reducing costs and prospects for improving margins and maximizing profitability arising from the Acquisition, and from the anticipated growth of digital and color equipment and other statements contained herein regarding matters that are not historical facts are "forward looking statements" (as such term is defined in the Private Securities Litigation Reform Act of 1995) and because such statements involve risks and uncertainties, actual results may differ materially from those expressed or implied by such forward looking statements. Factors that might cause such differences include, among others, the following: (i) the Company's ability to manage and operate the Kodak Sales and Services Business, (ii) the demands that the Acquisition and integration of the Kodak Sales and Services Business will place, and the effect that such demands will have, on the Company's resources, infrastructure and current operations, (iii) the Company's ability to successfully operate in new international markets, (iv) the ability of the Company to retain current management and other employees of the Kodak Sales and Services Business accustomed to different corporate culture, compensation arrangements and benefits, (v) the Company's ability to successfully manage and reduce the increased debt resulting from the Acquisition, (vi) the Company's ability to achieve the minimum equipment purchase commitments under the Supply Agreements, (vii) the Company's ability to obtain an alternative and acceptable source of high-volume equipment and related parts and supplies in the event the Supply Agreements are not renegotiated or Kodak equipment is not competitive in the marketplace, (viii) increased competition resulting from other high-volume copier distributors and the discounting of such copiers by competitors, (ix) fluctuations in foreign currency, (x) domestic and foreign political developments and governmental regulations and policies, (xi) increased costs resulting from technological developments, (xii) general economic and business conditions, (xiii) future performance of the Kodak Sales and Services Business and the Company's current business, (xiv) the ability of the Company to successfully implement its growth and business strategy, (xv) the ability of the Company to continue to receive acceptable financing as required in the future, (xvi) the Company's inability to achieve substantial operating cost reductions and efficiencies in productivity,
(xvii) the potential for unanticipated increases in expenditures for labor, equipment, inventory, materials and supplies required to manage the increased size of the Company as a result of the Acquisition, (xviii) the ability of the Company to continue to gain access to and successfully distribute new and current products brought to the marketplace at competitive costs and prices, and
(xix) there can be no assurances that the implementation of the Company's Market Based Approach and new computer system will result in additional efficiencies. Readers are cautioned not to place undue reliance on the forward looking statements, which reflect management's analysis only as of the date hereof. The Company undertakes no obligation to update the forward looking statements to reflect events or circumstances that arise after the date hereof.

CONSOLIDATED STATEMENTS OF EARNINGS

                                                                                  1997              1996              1995
                                                                                  $000              $000              $000
For the years ended March 31                                      Note                     (Except per ADS data)
---------------------------------------------------------------------------------------------------------------------------
REVENUE:
  Retail equipment sales                                                          698,996          474,116          324,758
  Retail service, supplies and rentals                                          1,161,520          595,477          377,982
  Wholesale                                                                       240,531          170,711           99,456
---------------------------------------------------------------------------------------------------------------------------
  Total revenue                                                                 2,101,047        1,240,304          802,196
---------------------------------------------------------------------------------------------------------------------------
COSTS AND OPERATING EXPENSES:
  Cost of retail equipment sales                                                  437,387          288,000          196,953
  Retail service, supplies and rental costs                                       647,787          315,060          199,585
  Wholesale costs of revenue                                                      196,470          140,595           81,765
  Selling, general and administrative expenses                                    650,655          378,407          245,525
  Amortization of intangible assets                                                19,386           13,587            6,818
  Restructuring charges                                             11             35,000            8,500               --
  Provision for committed research and development costs                           12,500               --               --
---------------------------------------------------------------------------------------------------------------------------
  Total costs and operating expenses                                            1,999,185        1,144,149          730,646
---------------------------------------------------------------------------------------------------------------------------
EARNINGS FROM OPERATIONS                                                          101,862           96,155           71,550
Interest expense and other, net                                      4             33,985           21,566            7,742
---------------------------------------------------------------------------------------------------------------------------
EARNINGS BEFORE INCOME TAXES                                                       67,877           74,589           63,808
Provision for income taxes                                           7             25,522           28,241           24,761
---------------------------------------------------------------------------------------------------------------------------
EARNINGS BEFORE EXTRAORDINARY ITEM                                                 42,355           46,348           39,047
Extraordinary item--loss on early extinguishment of debt,
  net of income tax benefit of $349 (1996--$691)                     4                578            1,133               --
---------------------------------------------------------------------------------------------------------------------------
NET EARNINGS                                                                       41,777           45,215           39,047
===========================================================================================================================
EARNINGS PER ADS:
  Earnings before extraordinary item                                           $     0.73       $     0.90         $   0.80
  Extraordinary item                                                                (0.01)           (0.02)              --
---------------------------------------------------------------------------------------------------------------------------
  NET EARNINGS PER ADS                                                         $     0.72       $     0.88         $   0.80
---------------------------------------------------------------------------------------------------------------------------
Weighted average ADSs outstanding                                                  57,725           51,533         $ 48,735
---------------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

                                                                                                  1997               1996
At March 31                                                                       Note            $000               $000
---------------------------------------------------------------------------------------------------------------------------

ASSETS
CURRENT ASSETS:
  Cash and cash equivalents                                                                        73,875           38,217
  Accounts receivable, net of allowance for doubtful
    accounts of $27,853 (1996--$8,804)                                                            847,258          247,479
  Inventories                                                                                     488,931          214,519
  Prepaid expenses and other current assets                                                        39,534            9,534
---------------------------------------------------------------------------------------------------------------------------
  TOTAL CURRENT ASSETS                                                                          1,449,598          509,749

Equipment on operating leases, net                                                  2             311,069           73,303
Property and equipment, net                                                         3              87,768           42,795
Intangible assets:
  Goodwill, net of accumulated amortization
    of $39,235 (1996--$22,391)                                                      5             460,262          427,354
  Noncompete agreements, net of accumulated
    amortization of $9,128 (1996--$6,944)                                                           7,100            8,490
Other assets                                                                                      143,562           29,865
---------------------------------------------------------------------------------------------------------------------------
TOTAL ASSETS                                                                                    2,459,359        1,091,556
===========================================================================================================================


LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
  Current maturities of long-term debt and notes payable                            4              41,385           30,414
  Accounts payable                                                                                446,612           88,817
  Accrued expenses and other current liabilities                                                  323,596          108,621
  Deferred revenue                                                                                 69,149           64,223
---------------------------------------------------------------------------------------------------------------------------
  TOTAL CURRENT LIABILITIES                                                                       880,742          292,075

Convertible subordinated notes                                                      4             200,000          200,000
Other long-term debt                                                                4             859,823          118,262
Deferred income taxes and other long-term liabilities                               7              53,063           39,376
---------------------------------------------------------------------------------------------------------------------------
  TOTAL LIABILITIES                                                                             1,993,628          649,713
---------------------------------------------------------------------------------------------------------------------------

SHAREHOLDERS' EQUITY:
  Ordinary shares 1.25 pence stated value; 500,000,000 authorized;
    226,827,049 issued and outstanding (1996--219,112,247)                          9               4,734            4,585
  Additional paid-in capital                                                                      301,623          297,378
  Retained earnings                                                                               186,306          148,501
  Currency translation adjustment                                                                 (26,932)          (8,621)
---------------------------------------------------------------------------------------------------------------------------
  TOTAL SHAREHOLDERS' EQUITY                                                                      465,731          441,843
---------------------------------------------------------------------------------------------------------------------------
Commitments and contingencies                                                      10
---------------------------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                                      2,459,359        1,091,556
===========================================================================================================================

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                                         1997            1996          1995
For the years ended March 31                                                             $000            $000          $000
---------------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
  Net earnings                                                                           41,777        45,215        39,047
  Adjustments to reconcile net earnings to net cash provided by operating activities:
      Depreciation and amortization                                                      96,414        52,136        32,400
      Loss (gain) on sale of property and equipment                                       1,039         3,081        (2,730)
      Proceeds from sale of rental equipment                                             12,505         9,018         9,459
      Extraordinary item                                                                    927           494            --
      Changes in assets and liabilities, net of effects
        from the purchase of subsidiaries:
          Accounts receivable                                                           (37,549)      (32,806)      (17,561)
          Inventories                                                                   (65,204)      (16,721)      (26,699)
          Prepaid expenses and other current assets                                      (8,688)       (3,751)        1,789
          Income tax refund receivable                                                       --            --         4,492
          Other noncurrent assets                                                       (24,137)       (4,039)       (4,444)
          Accounts payable                                                              165,448         3,687         5,841
          Accrued expenses                                                               20,229           843         4,181
          Deferred revenue                                                              (11,160)       (9,463)       (1,889)
          Deferred income taxes and other long-term liabilities                           1,053         9,511         8,075
---------------------------------------------------------------------------------------------------------------------------
NET CASH PROVIDED BY OPERATING ACTIVITIES                                               192,654        57,205        51,961
---------------------------------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES
  Capital expenditures                                                                  (92,747)      (45,212)      (51,256)
  Proceeds from sale of property and equipment                                           16,890         1,961         9,127
  Payment for purchase of subsidiaries, net of cash acquired                           (794,672)     (269,860)      (70,752)
  Payment for purchase of noncompete agreements                                          (1,058)       (4,312)       (2,315)
  Purchase of investments                                                                    --            --       (11,451)
  Net proceeds from sale of investments                                                      --        10,854            --
---------------------------------------------------------------------------------------------------------------------------
NET CASH USED IN INVESTING ACTIVITIES                                                  (871,587)     (306,569)     (126,647)
---------------------------------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES
  Net borrowings (payments) under line of credit agreements                             734,057        74,773       (35,431)
  Principal payments on debt                                                            (19,670)      (69,047)      (13,659)
  Net proceeds from issuance of Convertible Subordinated Notes                               --            --       195,000
  Net proceeds from issuance of other long-term debt                                         --         1,599         4,132
  Net proceeds from ADS offering                                                             --       195,985            --
  Proceeds from stock options exercised                                                   2,131           935           833
  Dividends                                                                              (9,015)       (6,164)       (4,970)
---------------------------------------------------------------------------------------------------------------------------
NET CASH PROVIDED BY FINANCING ACTIVITIES                                               707,503       198,081       145,905
---------------------------------------------------------------------------------------------------------------------------
EFFECT OF EXCHANGE RATES                                                                  7,088         2,652             9
---------------------------------------------------------------------------------------------------------------------------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                                     35,658       (48,631)       71,228
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD                                           38,217        86,848        15,620
---------------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS, END OF PERIOD                                                 73,875        38,217        86,848
===========================================================================================================================
SUPPLEMENTAL DISCLOSURES
  Cash flow information:

    Interest paid                                                                        26,739        21,958         7,871
    Income taxes paid                                                                    13,980        15,008        11,634

  Non-cash flow information:
    Notes payable issued for noncompete agreements                                           --         3,030         1,745
    Notes payable issued for purchase of subsidiaries                                       288        21,932        29,205
---------------------------------------------------------------------------------------------------------------------------


The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                                                       Additional                   Currency
                                                           Ordinary      paid-in      Retained     translation
                                                            shares       capital      earnings     adjustment       Total
                                                             $000         $000          $000          $000          $000
---------------------------------------------------------------------------------------------------------------------------

BALANCES AT MARCH 31, 1994                                   3,974         90,376        76,066         (491)      169,925
Net earnings                                                    --             --        39,047           --        39,047
Dividends                                                       --             --        (4,970)          --        (4,970)
Currency translation adjustment                                 --             --            --          (71)          (71)
Shares issued under employee option plans                       35            798            --           --           833
Shares issued for acquisitions                                  41          1,603            --           --         1,644
---------------------------------------------------------------------------------------------------------------------------
BALANCES AT MARCH 31, 1995                                   4,050         92,777       110,143         (562)      206,408
Net earnings                                                    --             --        45,215           --        45,215
Dividends                                                       --             --        (6,164)          --        (6,164)
Distributions to former shareholders of
    pooled companies                                            --             --          (693)          --          (693)
Currency translation adjustment                                 --             --            --       (8,059)       (8,059)
Shares issued under employee option plans                       35            900            --           --           935
Shares issued in public offering                               380        195,605            --           --       195,985
Shares issued for acquisitions                                 120          8,096            --           --         8,216
---------------------------------------------------------------------------------------------------------------------------
BALANCES AT MARCH 31, 1996                                   4,585        297,378       148,501       (8,621)      441,843
Net earnings                                                    --             --        41,777           --        41,777
Dividends                                                       --             --        (9,015)          --        (9,015)
Distributions to former shareholders of
    pooled companies                                            --             --          (324)          --          (324)
Currency translation adjustment                                 --             --            --      (18,311)      (18,311)
Shares issued under employee option plans                       14          2,117            --           --         2,131
Shares issued for acquisitions                                 135          2,128         5,367           --         7,630
---------------------------------------------------------------------------------------------------------------------------
Balances at March 31, 1997                                   4,734        301,623       186,306      (26,932)      465,731
===========================================================================================================================

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS



1. Summary of Significant Accounting Policies

(a) Basis of preparation: The financial statements have been prepared in accordance with United States Generally Accepted Accounting Principles. The principal accounting policies are set forth below.

(b) Basis of consolidation: The consolidated financial statements include the accounts of Danka Business Systems PLC and its subsidiaries (the "Company"). The Company's principal operating subsidiaries are located in North America, Europe, Australasia, and Latin America, and are principally engaged in the retail and wholesale distribution and service of photocopiers and facsimile equipment and outsourcing of document imaging solutions. All significant intercompany balances and transactions have been eliminated in consolidation.

(c) Use of estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at year end and the reported amounts of revenues and expenses during the reporting period. Certain significant estimates are disclosed throughout this report. Actual results could differ from these estimates.

(d) Revenue recognition: Equipment sales are recognized at the time of customer acceptance, or in the case of equipment sales financed by third party leasing companies, at the time of acceptance by the leasing company and the customer. Supply sales to customers are recognized at the time of shipment, or in the case of service contracts which include supplies, upon usage by the customer.

Operating lease income is recognized as earned and maintenance contract service revenues are recognized ratably over the term of the underlying maintenance contract. Revenue from outsourcing contracts is recognized as earned over the contract term. Deferred revenue consists of unearned maintenance contract revenue that is recognized using the straight-line method over the life of the related contract, generally twelve months.

(e) Property and equipment: Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization is provided using the straight-line method over the assets' estimated economic lives. Expenditures for additions, major renewals or betterments are capitalized and expenditures for repairs and maintenance are charged to earnings as incurred. When property and equipment are retired or otherwise disposed of, the cost thereof and the applicable accumulated depreciation are removed from the respective accounts and the resulting gain or loss is reflected in earnings.

(f) Inventories: Inventories consist of photocopiers, facsimile equipment, other automated office equipment, and related parts and supplies, and are valued at the lower of cost (specific cost for equipment and first-in, first-out method for supplies and parts) or market value.

(g) Intangibles: Goodwill recognized in business combinations accounted for as purchases is amortized over thirty years on a straight-line basis, and is evaluated for recoverability whenever adverse effects or changes in circumstances indicate that the carrying amount may not be recoverable. Impairments would be recognized if future undiscounted cash flows and earnings from operations were not sufficient to recover the goodwill and the carrying amount of the goodwill would be reduced by the estimated shortfall of the discounted cash flows. At March 31, 1997, the Company believes that there is no impairment of goodwill. Noncompete agreements are amortized over the lives of the agreements, generally three to seven years on a straight-line basis. Deferred financing costs incurred in connection with the issuance of the Convertible Subordinated Notes and other financings are charged as interest expense over the term of the related debt, and are included in other noncurrent assets.

(h) Foreign currencies: Foreign currency transactions are converted at the rate of exchange on the date of the transaction or translated at the year end rate in the case of transactions not then finalized. Assets and liabilities in currencies other than U.S. dollars are translated into U.S. dollars at the exchange rate in effect at the balance sheet date. Revenues and expenses are translated using the average rate of exchange for the period. Exchange differences arising in consolidation are recorded in shareholders' equity.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


(i) Cash and cash equivalents: Cash and cash equivalents consist of cash on hand and commercial paper with original maturities of three months or less.

(j) Income taxes: Income taxes are provided in accordance with Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes." Under Statement No. 109, full provision is made for all deferred tax liabilities. Deferred tax assets are recognized for deductible temporary differences and net operating losses, reduced by a valuation allowance if it is more likely than not that some portion or all of the benefit will not be recognized.

(k) Earnings per share: Earnings per American Depositary Share ("ADS") are based on net earnings and the weighted average number of ADSs outstanding during the year, as adjusted for shares issuable upon exercise of share options. The computation assumes the proceeds from the exercise of share options are used to repurchase the Company's ADSs at the average market price of the ADSs during the year. Earnings per ADS are based on the current ratio of four Ordinary Shares to one ADS.

(l) Concentrations of credit risk: Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents and trade receivables. The Company's cash and cash equivalents are placed with high credit quality financial institutions, and are invested in short-term maturity, highly rated corporate and government debt securities. Concentrations of credit risk with respect to trade receivables are limited due to the large number of customers comprising the Company's customer base, and their dispersion across many different industries and geographical areas. As of March 31, 1997, the Company had no significant concentrations of credit risk.

(m) Financial instruments: The Company enters into foreign exchange forward and option contracts to manage its exposure to fluctuations in foreign currency exchange rates. Gains and losses that hedge specific currency commitments are deferred and recognized in net earnings in the period in which the transaction is consummated. Premiums paid on option contracts that hedge specific currency commitments are amortized over the term of the option.

(n) Reclassifications: Certain prior year amounts have been reclassified to conform to the current year presentation.

(o) Advertising costs: The Company expenses advertising costs as incurred, except production costs which are expensed the first time the advertising takes place.

2. Equipment on Operating Leases, net
Substantially all of the Company's operating leases are cancelable. Equipment on operating leases is depreciated over three to five years assuming a salvage value ranging from zero to ten percent and consists of the following at March 31, 1997 and 1996:

                                        1997        1996
                                        $000        $000
---------------------------------------------------------------------------------------------------------------------------
Equipment on operating leases           399,296    109,589
Less accumulated depreciation           (88,227)   (36,286)
---------------------------------------------------------------------------------------------------------------------------
Equipment on operating leases, net      311,069     73,303
---------------------------------------------------------------------------------------------------------------------------

Depreciation expense for the years ended March 31, 1997, 1996 and 1995 approximated $59,985,000, $28,691,000, and $18,457,000, respectively.

3. Property and Equipment, net
Property and equipment, along with their useful lives, consist of the following at March 31, 1997 and 1996:

                                                     Average
                              1997        1996     useful life
                              $000        $000      in years
---------------------------------------------------------------------------------------------------------------------------
Buildings                     5,955      5,201         31
Office furniture,
  equipment and
  leasehold
  improvements              102,977     51,723       3-10
Transportation
  equipment                  12,827      6,803       5-15
Land                          1,648      2,309         --
---------------------------------------------------------------------------------------------------------------------------
Total cost                  123,407     66,036
Less accumulated
  depreciation
  and amortization          (35,639)   (23,241)
---------------------------------------------------------------------------------------------------------------------------
Property and
  equipment, net             87,768     42,795
---------------------------------------------------------------------------------------------------------------------------

Depreciation expense for the years ended March 31, 1997, 1996 and 1995 approximated $17,043,000, $9,858,000, and $7,125,000, respectively.

4. Debt
Debt consists of the following at March 31, 1997 and 1996:


                                         1997         1996
                                         $000         $000
---------------------------------------------------------------------------------------------------------------------------

6.75% Convertible Subordinated
  Notes due April, 2002                  200,000   200,000
Revolving line of credit (limited
  to $725.0 million) interest at
  LIBOR plus an applicable margin or
  the agent bank's reference rate
  (currently averaging 6.2%), matures
  December, 2002                         329,565        --
Term loan (limited to $550.0
  million) interest at LIBOR
  plus an applicable margin or
  the agent bank's reference rate
  (currently averaging 5.3%),
  matures December, 2002                 532,200        --
Revolving line of credit (limited
  to $400.0 million) interest at
  IBOR plus an applicable
  margin or the agent bank's
  reference rate                              --   109,887
Amounts payable to previous
  owners of acquired businesses            6,546    10,632
Various notes payable bearing
  interest from prime to 14.0%,
  maturing principally over the
  next 5 years                            32,897    28,157
---------------------------------------------------------------------------------------------------------------------------
Total long-term debt and
  notes payable                        1,101,208   348,676
Less current maturities of long-
  term debt and notes payable            (41,385)  (30,414)
---------------------------------------------------------------------------------------------------------------------------
Long-term debt, less current
  maturities                           1,059,823   318,262
---------------------------------------------------------------------------------------------------------------------------

In December 1996, the Company entered into a $1.275 billion multicurrency credit agreement (the "Credit Agreement") with a group of banks. The Credit Agreement, which is secured, has a term of six years, requires scheduled payments of interest throughout the term of the loan, and the maintenance of certain financial ratios. The Company was in compliance with all terms of the Credit Agreement at March 31, 1997.

In December 1996, the Company used a portion of the Credit Agreement to repay debt outstanding under its previous $400.0 million credit facility. As a result, the Company recorded an extraordinary loss of approximately $578,000 ($0.01 per ADS) relating to the early extinguishment of debt, net of the income tax benefit of $349,000. The extraordinary loss consists of the write-off of unamortized deferred finance costs.

In March 1995, the Company issued $200.0 million of 6.75% Convertible Subordinated Notes (the "Notes") at par, in a private placement offering, due April 2002. The Notes are currently convertible into the Company's ADSs at a conversion rate of $29.125 per ADS, or into the Company's Ordinary Shares at a conversion rate of $7.281 per Ordinary Share (equivalent to approximately 34.335 ADSs or 137.339 Ordinary Shares for each $1,000 principal amount of Notes). Interest is payable semi-annually on April 1 and October 1. The Notes are not subject to sinking fund provisions.

Aggregate annual maturities of long-term debt and notes payable at March 31, 1997, are as follows:


Year ending March 31                                   $000
---------------------------------------------------------------------------------------------------------------------------
1998                                                 41,385
1999                                                 64,230
2000                                                 76,520
2001                                                103,201
2002                                                150,122
Thereafter                                          665,750
---------------------------------------------------------------------------------------------------------------------------
                                                 $1,101,208
---------------------------------------------------------------------------------------------------------------------------

5. Acquisitions Effective December 31, 1996, the Company acquired from Eastman Kodak Company ("Kodak") (i) the net assets related to the sales, marketing, distribution and services business of Kodak's Office Imaging and Customer Equipment Services business units and (ii) all of the issued and outstanding stock of certain subsidiaries of Kodak which constitute the facilities management services business known as Kodak Imaging Services (collectively, the "Kodak Sales and Services Business"). This acquisition was accounted for as a purchase for which the Company paid net cash of $688.0 million. The consideration paid by the Company is subject to adjustment to the extent that the net book value of the Kodak Sales and Services Business on December 31, 1996 differs from $802.0 million. At March 31, 1997, the Company recorded a preliminary receivable from Kodak of approximately $86.0 million based on the December 31, 1996 balance sheet.

In connection with this acquisition, the Company accrued approximately $33.0 million to cover anticipated costs of combining its existing business with the acquired business. At March 31, 1997, approximately $31.2 million of accrued

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS



costs remained, comprised of $20.0 million of workforce reductions in the acquired company (primarily sales and service personnel), $7.2 million for the closing of dupli-cate acquired facilities, and $4.0 million for other miscellaneous costs. The allocation of the purchase price has been recorded based on preliminary estimates of fair value, and may be adjusted as a result of the Company's continuing analysis of the December 31, 1996 balance sheet. Based on the preliminary recording of the acquisition, all of the purchase price was allocated to identifiable tangible assets. Management anticipates that the integration of the Kodak Sales and Services Business will be complete by the end of 1998.

In addition to the purchase of the Kodak Sales and Services Business, during the year ended March 31, 1997, the Company acquired the outstanding stock or assets of seven other unrelated businesses. These acquisitions were accounted for as purchases with consideration totaling approximately $66.8 million, of which approximately $10.7 million represented identifiable tangible assets, and the balance of approximately $56.1 million represented goodwill. The results of the acquired companies are included in the accompanying Consolidated Statement of Earnings since the effective date of each acquisition. The Company also issued 6,800,000 Ordinary Shares (1,700,000 ADS equivalents), for one separate acquisition which was accounted for as a pooling of interests. The accompanying consolidated financial statements have not been restated because the effect of this acquisition was not material. The issuance of the Ordinary Shares has been treated as an addition in the Consolidated Statement of Shareholders' Equity, and the results of the acquired company is included in the Consolidated Statement of Earnings since the effective date of the acquisition.

The following unaudited pro forma summary presents the consolidated results of operations as if the acquisitions had occurred at the beginning of the years ended March 31, 1997 and 1996, after giving effect to certain adjustments, including amortization of goodwill, interest expense on the debt incurred to fund the acquisitions and the related income tax effects:


                                        1997        1996
                                        $000        $000
                                       (Except per ADS data)
-----------------------------------------------------------------------------

Total revenue                        3,352,091    3,496,613
-----------------------------------------------------------------------------
Net earnings                            49,477       45,087
-----------------------------------------------------------------------------
Net earnings per ADS                     $0.86        $0.86
-----------------------------------------------------------------------------



These pro forma results have been prepared for comparative purposes only and do not purport to be indicative of what would have occurred had the acquisitions been made as of those dates or of results which may occur in the future.

6. Foreign Operations
The following table indicates the relative amounts of revenue, earnings from operations and identifiable assets of the Company by geographic area, during the three years ended March 31, 1997:


                             1997         1996       1995
                             $000         $000       $000
----------------------------------------------------------------------------------
REVENUE:
  United States             1,377,101     938,622   702,565
  Europe                      555,555     246,145    65,917
  Other international         168,391      55,537    33,714
----------------------------------------------------------------------------------
  Consolidated revenue      2,101,047   1,240,304   802,196
----------------------------------------------------------------------------------
EARNINGS FROM
  OPERATIONS:
  United States                64,691      73,821    67,629
  Europe                       30,545      20,215     2,837
  Other international           6,626       2,119     1,084
----------------------------------------------------------------------------------
  Consolidated earnings
    from operations           101,862      96,155    71,550
----------------------------------------------------------------------------------
IDENTIFIABLE ASSETS:
  United States             1,461,218     612,428   535,104
  Europe                      817,089     434,122    61,682
  Other international         180,783      44,371    27,748
----------------------------------------------------------------------------------
                            2,459,090   1,090,921   624,534
  Corporate assets                269         635    10,780
----------------------------------------------------------------------------------
  Consolidated assets       2,459,359   1,091,556   635,314
----------------------------------------------------------------------------------

Other international includes Canada, Latin America and Australasia. Corporate assets are those assets maintained for general purposes, principally cash and cash equivalents and short-term investments.

7. Income Taxes

Earnings before income taxes for U.S. based and non-U.S. based operations for the three years ended March 31, 1997 was as follows:


                                1997        1996      1995
                                $000        $000      $000
--------------------------------------------------------------------------
U.S. based                     (4,713)     43,501    50,386
Non-U.S. based                 72,590      31,088    13,422
--------------------------------------------------------------------------
Total                          67,877      74,589    63,808
--------------------------------------------------------------------------

The provision for income taxes for the three years ended March 31, 1997 was allocated as follows:


                                 1997      1996      1995
                                 $000      $000      $000
-----------------------------------------------------------------------------------
Provision for income
  taxes before extra-
  ordinary item                25,522     28,241     24,761
Tax benefit from
  extraordinary loss on
  early extinguishment
  of debt                        (349)      (691)        --
-----------------------------------------------------------------------------------
Total provision for

  income taxes                 25,173     27,550     24,761
-----------------------------------------------------------------------------------


The provision for income taxes before the extraordinary item for the three years ended March 31, 1997 was as follows:


                               1997        1996      1995
                               $000        $000      $000
-----------------------------------------------------------------------------------

U.S. INCOME TAX
  Current                      (4,848)    13,345    10,841
  Deferred                      7,438      7,142     9,260
-----------------------------------------------------------------------------------
  Total U.S. tax provision      2,590     20,487    20,101
-----------------------------------------------------------------------------------
EUROPE INCOME TAX
  Current                      20,298      6,831     4,600
  Deferred                         40        485      (180)
-----------------------------------------------------------------------------------
  Total Europe
    tax provision              20,338      7,316     4,420
-----------------------------------------------------------------------------------
OTHER INTERNATIONAL
  INCOME TAX
  Current                       3,059        438       560
  Deferred                       (465)        --      (320)
-----------------------------------------------------------------------------------
  Total other international
    tax provision               2,594        438       240
-----------------------------------------------------------------------------------
  TOTAL PROVISION FOR
  INCOME TAXES
  BEFORE EXTRA-
  ORDINARY ITEM                25,522     28,241    24,761
-----------------------------------------------------------------------------------


A reconciliation of the U.K. statutory corporate rate to the effective rate is as follows:


                                 1997      1996      1995
                                 $000      $000      $000
-----------------------------------------------------------------------------------

Tax charge at standard
  U.K. rate 33%                 22,399    24,614    21,057
Profits taxed at other
  than standard U.K. rate       (2,962)    3,142     2,645
Goodwill amortization
  and other permanent
  differences                    6,085       485     1,059

-----------------------------------------------------------------------------------
Provision for income taxes
  before extraordinary item     25,522    28,241    24,761
-----------------------------------------------------------------------------------


The tax effects of temporary differences that comprise the elements of deferred tax at March 31, 1997 and 1996 are as follows:


                                          1997        1996
                                          $000        $000
-----------------------------------------------------------------------------------
DEFERRED TAX ASSETS:
  Accrued expenses not deducted
  for tax purposes                        14,063     2,678
Reserves for inventory and
  accounts receivable not
  deducted for tax purposes                7,160     5,760
Restructuring charges not
  deducted for tax purposes                4,963        --
Inventory costs capitalized for
  tax purposes                             8,755     3,110
Tax loss carryforwards                    10,659    11,965
Other                                        382        --
-----------------------------------------------------------------------------------

  Total gross deferred tax assets         45,982    23,513
  Valuation allowance                    (10,659)  (11,965)

-----------------------------------------------------------------------------------
  Net deferred tax assets                 35,323    11,548
-----------------------------------------------------------------------------------
DEFERRED TAX LIABILITIES:
  Leases                                 (65,970)  (37,487)
  Depreciation                              (221)   (3,718)
-----------------------------------------------------------------------------------
  Total gross deferred tax liabilities   (66,191)  (41,205)
-----------------------------------------------------------------------------------
  NET DEFERRED TAX LIABILITY             (30,868)  (29,657)
-----------------------------------------------------------------------------------

The valuation allowance is primarily attributable to net operating losses and deferred expenses in certain countries where tax losses presently exist.
U.S. deferred taxation is not provided in respect of liabilities which might arise on the distribution of other unappropriated income of non-U.S. subsidiaries because there are no non-U.S. subsidiaries owned by U.S. companies.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

8. Employee Benefits

Substantially all of the U.S. employees are entitled to participate in the Profit Sharing Plan (the "Plan") established under Section 401(k) of the U.S. Internal Revenue Code. Employees are eligible to contribute voluntarily to the Plan after one year of continued service and attaining age 21. At its discretion, the Company may contribute 100% of the first 3% and 50% of the next 3% of the employee contribution. Employees are always vested in their contributed balance and become fully vested in the Company's contributions after four years of service. The expenses related to contributions to the Plan for the years ended March 31, 1997, 1996 and 1995 were approximately $3,968,000, $2,362,000, and $2,035,000, respectively.

Certain non-U.S. employees participate in defined contribution plans with varying vesting and contribution provisions. The expenses related to these contributions for the year ended March 31, 1997 were approximately $2,100,000.

In connection with the acquisition of the Kodak Sales and Services Business, the Company acquired the pension obligations of certain non-U.S. employees from Kodak. The Company is currently remeasuring the acquired pension benefit obligation and the fair value of the plan assets as of December 31, 1996 to accurately record the pension obligation in the allocation of the purchase price.

In fiscal 1997, the Company established a Supplemental Executive Retirement Plan ("SERP") to provide additional income for certain of its U.S. executives upon retirement. Contributions to the SERP are at the discretion of the Company, and were $435,500 for the year ended March 31, 1997.

9. Share Option Plans

In fiscal 1997, the Company established two new share option plans, The Danka 1996 Share Option Plan and The Danka 1996 Non-employee Directors Share Option Plan (the "Plans"). The Plans authorize the granting of both incentive and non-incentive share options for an aggregate of 22,500,000 Ordinary Shares (5,625,000 ADS equivalents). Under all existing Plans, options are granted at prices not less than market value on the date of grant, and the maximum term of an option may not exceed ten years. Share options generally become vested after a period of three years subsequent to the date of the grant. At March 31, 1997, a total of 3,975,639 options were vested under the old and new plans.




Transactions during the three years ended March 31, 1997 were as follows:

                              Number of     Exercise price
                           Ordinary Shares     in pence
---------------------------------------------------------------------------------------------------------------------------
Balance outstanding at
  March 31, 1994               8,212,331     12.50 - 335.00
Granted                          834,500    271.66 - 377.66
Exercised                     (1,738,332)    12.50 -  46.17
Canceled                        (249,000)   217.92 - 299.66
---------------------------------------------------------------------------------------------------------------------------
Balance outstanding at
  March 31, 1995               7,059,499     12.50 - 377.66
Granted                        1,479,373    378.67 - 699.00
Exercised                     (1,850,268)    12.50 -  74.25
Canceled                         (90,500)   307.00 - 351.33
---------------------------------------------------------------------------------------------------------------------------
Balance outstanding at
  March 31, 1996               6,598,104     12.50 - 699.00
Granted                        3,868,294    359.67 - 780.00
Exercised                       (764,802)    12.50 - 439.67
Canceled                        (271,500)   286.00 - 459.00
---------------------------------------------------------------------------------------------------------------------------
Balance outstanding at
  March 31, 1997               9,430,096     26.13 - 780.00
---------------------------------------------------------------------------------------------------------------------------

The Company accounts for these Plans under APB Opinion No. 25, under which no compensation cost has been recognized. The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation." Had compensation cost for these Plans been determined consistent with Statement No. 123, the Company's net earnings and net earnings per ADS would have been reduced to the following unaudited pro forma amounts:

                                         1997         1996
                                         $000         $000
                                       (Except per ADS data)
---------------------------------------------------------------------------------------------------------------------------
Net earnings--as reported                41,777        45,215
Net earnings--pro forma                  34,903        43,585
Net earnings per ADS--as reported       $  0.72       $  0.88
Net earnings per ADS--pro forma         $  0.60       $  0.85
---------------------------------------------------------------------------------------------------------------------------

The fair value of each option grant is estimated using the Black-Scholes option pricing model. The following assumptions were used in determining the fair value of each option grant: dividend yield of .42%; expected volatility of 113.7%; expected option life of 5 years; and the five-year risk-free rate at the time of each grant (5.3%-7.0%).

The effects of applying Statement No. 123 in this pro forma disclosure are not indicative of future amounts.

10. Commitments, Contingencies and Related
    Party Transactions
Leases: The Company is obligated under various noncancelable operating leases for its office facilities, office equipment and vehicles. Future noncancelable lease commitments as of March 31, 1997, are as follows:

Year ending March 31                                  $000
---------------------------------------------------------------------------------------------------------------------------
1998                                                 76,310
1999                                                 48,424
2000                                                 35,077
2001                                                 22,765
2002                                                 15,296
Thereafter                                           20,202
---------------------------------------------------------------------------------------------------------------------------

Rental expense for fiscal years ended March 31, 1997, 1996 and 1995 was approximately $53,509,000, $22,993,000, and $14,237,000, respectively.

Kodak Commitments: In connection with the acquisition of the Kodak Sales and Services Business, Kodak and the Company entered into a number of agreements effective December 31, 1996 relating to the purchase, sale and service of electrophotographic equipment and related software, supplies, accessories and spare parts manufactured or remanufactured by Kodak. The most significant of these agreements require the Company to purchase from Kodak various levels of equipment and related parts and supplies over the next five years. In addition, the Company entered into an agreement to contribute a total of $175.0 million (plus an additional $30.0 million upon the achievement of identified milestones) to Kodak for their ongoing research and development for new electrophotographic products through December 31, 2002.

Lease Commitments: Subsequent to March 31, 1997, Danka Holding Company ("DHC"), a U.S. subsidiary of the Company, extended the operating lease agreement (the "Agreement"), to December 2002. The Agreement provides for DHC to lease certain real property in the U.S. The Agreement generally provides for DHC to pay property taxes, maintenance, insurance, and certain other operating costs of the leased properties. The leases covered by the Agreement provide for a residual guarantee by DHC at the end of the initial lease term, which has not been included in the table of future noncancelable lease commitments. The Agreement also includes purchase and renewal options at fair market values. DHC has the right to exercise a purchase option on the properties at the end of the lease term, or the properties can be sold to third parties. DHC expects the fair market value of the properties, subject to the purchase option or sale to third parties, to substantially reduce or eliminate DHC's payment under the residual value guarantee. DHC is obligated to pay the difference between the maximum amount of the residual guarantee and the fair market value at the termination of each lease under the Agreement. The maximum residual guarantee relative to the properties covered by the Agreement is equal to the total cost of the properties leased under the Agreement, which was approximately $26.9 million at March 31, 1997.

Related Party Transactions: The Company remains contingently liable for the repayment of $958,000 of Industrial Revenue Bonds used to finance the construction of its corporate office in St. Petersburg, Florida. The obligation was assumed by a company controlled by the Chief Executive when it acquired the corporate office building. The Company leases its corporate office and three other offices owned by companies in which the Chief Executive has a significant interest. The above arrangements were entered into prior to the acquisition agreement dated December 1986 whereby Danka Business Systems PLC purchased Danka Industries, Inc. ("Danka"). For the years ended March 31, 1997, 1996 and 1995, Danka was charged $748,000, $689,000 and $768,000, respectively, for rent due under these leases. The leases expire at various dates, with the last lease expiring in December 2003.

Litigation: The Company is subject to legal proceedings and claims which arise in the ordinary course of its business. Management believes that the resolution of such matters will not have a material effect upon the Company's financial position or future results of operations.

11. Restructuring Charges
In the third quarter of fiscal 1997, the Company finalized a plan to integrate the acquisition of the Kodak Sales and Services Business and the Company's related transition to the Market Based Approach in North America. The restructuring consists of a series of planned actions, including a reduction in the number of employees, consolidation of offices and facilities, and the write-off of certain leasehold improvements and other fixed assets. Charges related to the integration of the Kodak Sales and Service Business consist mainly of costs associated with the planned closure of certain of the Company's facilities which are duplicative of some acquired facilities. In connection with these actions, the Company recorded a restructuring charge of $35,000,000 in the third quarter of fiscal 1997. These charges reduced net earnings by approximately $21,840,000 or $0.38 per ADS.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The restructuring charge reflects $8,615,000 for severance and other termination benefits, $18,858,000 for lease settlement costs associated with the consolidation of duplicate facilities, and $7,527,000 for the write-off of leasehold improvements and other fixed assets. Of the initial restructuring charges, at March 31, 1997, $23,120,000 remained in accrued liabilities, comprised of $4,193,000 for the remaining reduction of the workforce, $17,235,000 for the closing of duplicate facilities, and $1,692,000 for the write-off of leasehold improvements and other fixed assets. Management anticipates that the remaining restructuring actions will be completed by the third quarter of fiscal 1998.

For the year ended March 31, 1996, the Company recorded a similar charge of $8,500,000 which was fully utilized.

12. Financial Instruments
Fair Value of Financial Instruments: At March 31, 1997, the carrying values of cash and cash equivalents, accounts receivable, accounts payable, accrued expenses, and other notes payable approximated fair value due to the short-term maturities of these assets and liabilities. The estimated fair market value of the Company's $200.0 million 6.75% Convertible Subordinated Notes at March 31, 1997 was approximately $242.0 million, based on the quoted market price of the Notes. The estimated fair market value at March 31, 1997 of the Company's Credit Agreement approximated the carrying amount of the debt, due to the short-term maturities of the individual components of the debt.

Foreign Currency Instruments: From time to time, the Company enters into forward and option contracts to manage its exposure to fluctuations in foreign currency exchange rates on specific transactions. Foreign exchange forward contracts are legal agreements between two parties to purchase and sell a foreign currency, for a price specified at the contract date. The fair value of foreign exchange forward contracts is estimated by obtaining quotes for futures contracts with similar terms, adjusted where necessary for maturity differences. To hedge its foreign currency exposure, the Company also purchases foreign exchange options which permit, but do not require, the Company to exchange foreign currencies at a future date with another party at a contracted exchange rate. The fair value of foreign exchange options is estimated using active exchange quotations. At March 31, 1997, there were no outstanding forward contracts or option contracts to buy or sell foreign currency. For the year ended March 31, 1997, gains and losses realized on forward contracts and option contracts were not material.

Under the Company's Credit Agreement, it is required to enter into arrangements that provide protection from the volatility of variable interest rates for a portion of the outstanding principle balance on the Credit Agreement. To fulfill this obligation, the Company has utilized interest rate swap agreements to eliminate the impact of interest rate changes on certain variable rate principle balances outstanding under the Credit Agreement. The Company entered into interest rate swap agreements with three financial institutions in March 1997, effectively converting two variable rate principle balances to fixed rates for a period of two years. Therefore, at March 31, 1997, the Company maintained interest rate swaps on principal/notional amounts of DEM85.0 million ($51.0 million) and NLG95.3 million ($50.8 million), with weighted average fixed rates of approximately 4.4%.

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

13. Quarterly Financial Data (unaudited)
The following table presents selected quarterly financial data for the periods indicated:

                                                      June 30         September 30          December 31         March 31
                                                       $000               $000                 $000               $000
                                                                    (Except per ADS data)

---------------------------------------------------------------------------------------------------------------------------
Fiscal 1997
     Revenue                                          401,955           420,528               441,146            837,418
     Gross profit                                     159,079           168,038               172,822            319,464
     Net earnings (loss)                               14,331            14,397                (5,916)(a)(b)      18,965
     Net earnings (loss) per ADS                     $   0.25          $   0.25              $  (0.10)(a)(b)    $   0.33
---------------------------------------------------------------------------------------------------------------------------
Fiscal 1996
     Revenue                                          249,014           273,813               333,841            383,636
     Gross profit                                      99,818           112,198               132,829            151,804
     Net earnings                                      10,857            12,447                 7,949(c)          13,962(d)
     Net earnings per ADS                            $   0.22          $   0.25              $   0.16(c)        $   0.26(d)
---------------------------------------------------------------------------------------------------------------------------

(a) Includes the effect of a restructuring charge of $35.0 million or $0.38 per ADS.
(b) Includes the effect of an extraordinary loss of $0.6 million or $0.01 per ADS due to the early extinguishment of debt.
(c) Includes the effect of a restructuring charge of $8.5 million or $0.10 per ADS.
(d) Includes the effect of an extraordinary loss of $1.1 million or $0.02 per ADS due to the early extinguishment of debt.


INDEPENDENT AUDITORS' REPORT

To the Members of Danka Business Systems PLC

We have audited the consolidated balance sheets of Danka Business Systems PLC and subsidiaries as of March 31, 1997 and 1996, and the related consolidated statements of earnings, shareholders' equity and cash flows for each of the years in the three-year period ended March 31, 1997. These consolidated financial statements are the responsibility of the group's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the aforementioned consolidated financial statements present fairly in all material respects the financial position of Danka Business Systems PLC and subsidiaries as of March 31, 1997 and 1996, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 1997 in conformity with generally accepted accounting principles in the United States.

KPMG Audit Plc
Chartered Accountants
Registered Auditors
London, England                                                  May 12, 1997

DIRECTORS & OFFICERS


Executive Directors

Mark A. Vaughan-Lee
Chairman

Dan M. Doyle
Chief Executive

David C. Snell
Chief Operating Officer and Finance Director

Non-Executive Directors

Pierson M. Grieve(2)(3)
Pierson Grieve was appointed a non-executive director in 1996. He previously served as Chairman and Chief Executive Officer of Ecolab Inc. until December 1995. He also serves as a director of US West, Inc., Norwest Corporation, St. Paul Companies, Inc., and Meredith Corporation.

David S. Hooker(1)(2)(3)
David Hooker was appointed a non-executive director in 1985. He is the Chairman of Goshawk Insurance Holdings PLC and is also a non-executive director of Oceaneering International, Inc. He was Managing Director of Aberdeen Petroleum PLC until June 1993 and Chairman of Bakyrchik Gold PLC until December 1995.

David W. Kendall(1)(2)(3)
David Kendall was appointed a non-executive director in 1993. He is Chairman of Whitecroft PLC, Ruberoid PLC, Blagden Industries PLC, Celtic Energy Ltd. and Wagon Industrial Holdings PLC and a non-executive director of Gowrings PLC.

Keith J. Merrifield(1)(2)(3)
Keith Merrifield was appointed a non-executive director in January 1997. He previously served as Group Marketing Director and Director of International Operations at Wellcome plc until June 1995. He also currently serves as a director of British Biotech plc and Coats Viyella plc.

James F. White, Jr.(1)(3)
James White was appointed a non-executive director in 1994. He serves as counsel to the law firm of Shumaker, Loop & Kendrick, Toledo, Ohio and is currently a director of Arbor Health Care Company and a non-executive director of numerous private companies. He was previously an executive director of Checkers Drive-in Restaurants, Inc.

Officers

Mark A. Vaughan-Lee
Chairman

Dan M. Doyle
Chief Executive

David C. Snell
Chief Operating Officer and Finance Director

Paul G. Dumond
Corporate Secretary

William T. Freeman
Chief Financial Officer

Paul T. Kattman
President, Wholesale Operations

Edward J. Marino
President, Danka Imaging Services

Peter G. Meier
President, Danka Office Imaging

Paul M. Natale
Vice President, Corporate Integration

Martin G. St. Quinton
Chief Executive, Danka International

R. Paul Umberg
President, North American Retail Operations


(1)Member of the Audit Committee
(2)Member of the Human Resources Committee
(3)Member of the Nominations Committee

36