Form 10-K, Exhibit 13
period 1998-03-31
DANKA BUSINESS SYSTEMS PLC
filed 1998-06-24
CIK 894010

                                                                      EXHIBIT 13

Financial and Corporate Information


Contents

Selected Consolidated Financial Data                                         14

Management's Discussion and Analysis of
Financial Condition and Results of Operations                                15

Consolidated Statements of Earnings                                          21

Consolidated Balance Sheets                                                  22

Consolidated Statements of Cash Flows                                        23

Consolidated Statements of Shareholders' Equity                              24

Notes to Consolidated Financial Statements                                   25

Independent Auditors' Report                                                 34




NOTE

The financial information in this section has been prepared under United States Generally Accepted Accounting Principles in U.S. dollars. Financial information prepared under United Kingdom Generally Accepted Accounting Principles in sterling may be obtained by contacting the Company's offices.

SELECTED CONSOLIDATED FINANCIAL DATA


                                                     1998            1997            1996           1995          1994
                                                     $000            $000            $000           $000          $000
For the years ended March 31                                               (Except per ADS data)
------------------------------------------------------------------------------------------------------------------------
STATEMENTS OF EARNINGS DATA:
REVENUE:
    Retail                                         3,080,417       1,860,516       1,069,593       702,740       453,218
    Wholesale                                        268,569         240,531         170,711        99,456        78,190
------------------------------------------------------------------------------------------------------------------------
                                                   3,348,986       2,101,047       1,240,304       802,196       531,408
------------------------------------------------------------------------------------------------------------------------
GROSS PROFIT:
    Retail                                         1,184,625         775,342         466,533       306,202       199,080
    Wholesale                                         50,644          44,061          30,116        17,691        14,688
------------------------------------------------------------------------------------------------------------------------
                                                   1,235,269         819,403         496,649       323,893       213,768

Selling, general and administrative expenses       1,005,631         650,655         378,407       245,525       162,119
Amortization of intangible assets                     21,232          19,386          13,587         6,818         3,765
Research and development costs                        50,000          12,500              --            --            --
Restructuring charges                                 11,000          35,000           8,500            --            --
------------------------------------------------------------------------------------------------------------------------
EARNINGS FROM OPERATIONS                             147,406         101,862          96,155        71,550        47,884
Interest expense and other, net                       64,214          33,985          21,566         7,742         3,667
------------------------------------------------------------------------------------------------------------------------
EARNINGS BEFORE INCOME TAXES                          83,192          67,877          74,589        63,808        44,217
Provision for income taxes                            30,958          25,522          28,241        24,761        17,751
------------------------------------------------------------------------------------------------------------------------
EARNINGS BEFORE EXTRAORDINARY ITEM                    52,234          42,355          46,348        39,047        26,466
Extraordinary item*                                       --             578           1,133            --            --
------------------------------------------------------------------------------------------------------------------------
NET EARNINGS                                          52,234          41,777          45,215        39,047        26,466
------------------------------------------------------------------------------------------------------------------------

PER ADS DATA:
  Basic earnings per ADS**                         $    0.92       $    0.74       $    0.91       $  0.83       $  0.61
  Diluted earnings per ADS**                       $    0.90       $    0.72       $    0.88       $  0.80       $  0.59

  Dividends per ADS                                $    0.20       $    0.16       $    0.13       $  0.11       $  0.09


BALANCE SHEET DATA:
Total assets                                       2,178,941       2,352,704       1,091,556       635,314       356,804
Long-term debt, less current maturities              858,892       1,059,823         318,262       233,681        67,520
Shareholders' equity                                 480,307         465,731         441,843       206,408       169,925

* Extraordinary item in fiscal 1997 and 1996 represents the loss on early extinguishment of debt, net of the related income tax benefit.

** Earnings per ADS have been restated (see note 1).

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


THE COMPANY

Danka Business Systems PLC and its subsidiaries (the "Company") is one of the world's largest independent suppliers of photocopiers, facsimiles and other related automated office imaging equipment. The Company primarily markets these products and related services, parts and supplies on a direct basis to retail customers. The Company also markets photocopiers, facsimiles, and related parts and supplies on a wholesale basis to independent dealers. The Company principally distributes the products of Canon, Kodak, Konica, Minolta, Ricoh, Sharp and Toshiba. In addition, the Company markets private label photocopiers and facsimiles and related supplies on a direct basis under the Company's Infotec trademark, and facsimile equipment under its dex and Omnifax trademarks. The Company became the exclusive distributor of Kodak branded photocopiers and printers in December 1996 after completing the acquisition of the sales, marketing, and equipment service operations of Eastman Kodak Company's ("Kodak") Office Imaging division and outsourcing business. The businesses are now known as Danka Office Imaging and Danka Services International ("DSI"). As the Company proceeds with the integration of Danka Office Imaging with its core operations, there will be less reference to the acquired Office Imaging business and more focus on the new, unified sales and service organization. DSI provides services including the management of central reprographics departments, placement of convenience copiers, fleet management of customer equipment, print-on-demand operations, document archiving and retrieval services, and document management consulting.

The Company paid $688.0 million, subject to post closing adjustments, on December 31, 1996 for Kodak's Office Imaging and outsourcing businesses. In September 1997, the Company received a cash refund of approximately $100.0 million from Kodak related to the purchase price adjustment provision in the asset purchase agreement. The settlement amount was based on the net asset changes of the Office Imaging and outsourcing businesses from December 31, 1995 to December 31, 1996.

The Company's goal is to increase its net margins through certain cost efficiencies and synergies it expects to achieve by integrating the Office Imaging business with the Company's core operations. In September 1997, the Company announced its global integration project (the "Uniting Danka Project"), with a goal of accelerating the unification of Danka Office Imaging with the Company's core operations. The Company chose to accelerate the integration process after careful consideration of the responses by customers and employees. Management having received advice from independent consultants, based their decision to immediately combine the two organizations upon the belief that an accelerated integration plan was in the long-term best interest of the Company.

During the second quarter of fiscal 1998, the Company completed the realignment of its geographical reporting responsibilities. The organization was split into two regions: Danka Americas and Danka International. Danka Americas includes the United States, Canada and Latin America. Danka International includes Europe, Australia and the Asia/Pacific region. These geographic regions are supported by the Company's areas of specialization which operate worldwide, including
Finance & Planning and Markets & Strategy. Management of the Company was also realigned to conform with the organizational changes.

On December 16, 1997 the Company announced that the Uniting Danka Project was progressing slower than anticipated and that the Company's accelerated integration plan was impacting its operations and financial results, which resulted in a shortfall in expected revenue and earnings. Although the benefits of the combined organization are being realized slower than initially expected, and while there can be no assurances that such benefits will ultimately be achieved to the extent that the Company strives to attain them, the Company remains committed to the complete integration of the two businesses.

The Company completed the final stages of integrating its existing sales force with the Office Imaging sales force in April 1998. At the same time, the Company introduced a new compensation plan. The Company's goal was to establish one face to the customer, and provide a compensation plan that is not only competitive in the industry, but also keeps the Company's entrepreneurial spirit alive.

The Company is implementing several key projects designed with the goal of maximizing the future benefits of the integration. The first is the development and transition to common information technology ("IT") systems in each country. The Company has been making significant investments in its IT and operations infrastructures, including the use of various independent computer and process improvement consulting groups. The Company believes that these investments are an important element in its efforts to successfully integrate the businesses and to provide a solid foundation for future growth. The Company's goal is to link the sales, service, billing and finance efforts electronically, with the goal of providing better service to its customers, improving communication to and support of its employees, as well as more effectively positioning Danka for the technological trends impacting the industry. The final stages of the transition of the Company's core operations to the Foresight system was completed in December 1997, and the transition of the Office Imaging business is expected to be completed by the end of calendar 1998. The second project is the consolidation of real estate. The Company expects to generate savings through the closure of duplicate facilities. By April 1998, the Company had consolidated and reduced its U.S. dispatch call centers from 18 to 2. The Company is also in the process of developing and implementing plans to reduce the number of warehouses and operating centers. Finally, as announced in December 1997, the Company estimates it will eliminate more than 1,000 positions to improve efficiencies and maximize productivity. By the end of March 1998, the Company had reduced the workforce by over 400 of these positions, slightly exceeding its target, and expects the balance of these planned reductions to be completed by December 1998. The reductions in the workforce are principally coming from sales support, administration and management. The

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


Company recorded an $11.0 million pre-tax restructuring change during the third quarter related to the separation of these 1,000 plus employees. The restructuring charge principally consisted of severance and other employee termination benefits.

Following the Company's December 16, 1997 announcement regarding the expected shortfall in revenue and earnings for the third quarter and 1998 fiscal year, purported class action lawsuits were filed in federal court against the Company and certain of its directors and officers, alleging violations of the federal securities laws. The cases are in the early stages and while it is impossible to predict the outcome of such litigation, management believes this litigation is without merit and intends to vigorously defend the lawsuits.

The Company has completed numerous acquisitions throughout its history. The acquisition of the Office Imaging and outsourcing businesses, which added over $1.5 billion in annual revenue, was the Company's largest to date. The acquisition added operations in more than 15 new countries, approximately 10,000 employees, and an expanded product and service portfolio.


RESULTS OF OPERATIONS

The following table sets forth for the periods indicated the percentage of total revenue represented by certain items in the Company's Consolidated Statements of
Earnings:

                                                          Years Ended March 31
                                                       1998       1997       1996
----------------------------------------------------------------------------------
REVENUE:
  Retail equipment sales                               29.4%      33.3%      38.2%
  Retail service, supplies and rentals                 62.6       55.3       48.0
  Wholesale                                             8.0       11.4       13.8
----------------------------------------------------------------------------------
TOTAL REVENUE                                         100.0      100.0      100.0
Cost of revenue                                        63.1       61.0       60.0
----------------------------------------------------------------------------------
GROSS PROFIT                                           36.9       39.0       40.0
Selling, general and
  administrative expenses                              30.0       31.0       30.5
Amortization of intangible assets                       0.6        0.9        1.1
Research and development costs                          1.5        0.6         --
Restructuring charges                                   0.4        1.7        0.7
----------------------------------------------------------------------------------
EARNINGS FROM OPERATIONS                                4.4        4.8        7.7
Interest expense and other, net                         1.9        1.6        1.7
----------------------------------------------------------------------------------
EARNINGS BEFORE INCOME TAXES                            2.5        3.2        6.0
Provision for income taxes                              0.9        1.2        2.3
----------------------------------------------------------------------------------
EARNINGS BEFORE
  EXTRAORDINARY ITEM                                    1.6        2.0        3.7
Extraordinary item                                       --         --        0.1
----------------------------------------------------------------------------------
NET EARNINGS                                            1.6%       2.0%       3.6%
----------------------------------------------------------------------------------


The following table sets forth for the periods indicated the gross profit margin percentage for each of the Company's revenue classifications:

                                                  Years Ended March 31,
                                                1998      1997      1996
--------------------------------------------------------------------------
     Retail equipment sales                     33.2%     37.4%     39.3%
     Retail service, supplies and rentals       40.9      44.2      47.1
     Wholesale                                  18.9      18.3      17.6


REVENUE: In fiscal 1998, the Company achieved record revenue of $3.3 billion compared with revenue of $2.1 billion in fiscal 1997 and $1.2 billion in fiscal 1996. Revenue increased by 59% in fiscal 1998 and 69% in fiscal 1997.


The increase in fiscal 1998 resulted from significant contributions from acquisitions, principally the Office Imaging and outsourcing businesses acquired in December 1996. As a result of the acquisition of the Office Imaging and outsourcing businesses, the Company's revenue mix significantly changed. The acquired businesses generate a higher percentage of revenue from service, supplies and rentals compared to the Company's core operations. As a percentage of total revenue, retail equipment and wholesale sales declined, as retail service, supplies and rentals increased. The Company's current revenue mix is expected to continue in the future. The increase in revenue in fiscal 1997 resulted from organic growth as well as contributions from acquisitions. Organic growth during fiscal 1997 was principally related to its focus on major accounts, its increased penetration in segment 5 and its entry into segment 6 high-volume copiers, and its increased sales of digital and color photocopiers.

An increasing amount of the Company's revenue is generated in countries outside of the U.S. Due to the strength of the U.S. dollar against certain foreign currencies, the Company's revenue for fiscal 1998 and fiscal 1997 were negatively impacted by approximately $100.0 million and $23.0 million, respectively. The fiscal 1996 impact of foreign currency fluctuations was not material.

GROSS PROFIT: Gross profit increased 51% to $1.2 billion in fiscal 1998 from $819.4 million in fiscal 1997, and 65% in fiscal 1997 from $496.6 million in fiscal 1996. Gross profit as a percentage of total revenue decreased to 36.9% in fiscal 1998 from 39.0% in fiscal 1997 and 40.0% in fiscal 1996. The decrease in fiscal 1998 was primarily related to the acquisition of the Office Imaging and outsourcing businesses which have lower individual gross profit margins than the Company's core operations, as well as the Company's push to reduce inventory levels at year-end which impacted the retail equipment margin. The fiscal 1998 gross profit margin was also affected by a $10.0 million provision recorded during the third quarter for the anticipated shortfall in equipment purchases under the multi-year supply agreements with Kodak ("Supply Agreements"). The decrease in the fiscal 1997 gross profit margin was a result of the acquisition of the Office Imaging and outsourcing businesses as well as to lower margins on retail equipment revenue. The gross profit margin as a percentage of retail equipment revenue decreased to 33.2% in fiscal 1998 from 37.4% in fiscal 1997 due to the factors discussed above and the higher mix of high-volume equipment being sold. The Company's high-volume equipment sales generate a lower gross profit margin than the Company's other equipment sales. The retail equipment gross profit margin decreased to 37.4% in fiscal 1997 from 39.3% in fiscal 1996 due to several factors, including the acquisition of the

Office Imaging and outsourcing businesses, lower margins on retail equipment revenue and the discounting of high-volume machines during the second half of fiscal 1997. Under the Supply Agreements, the Company began purchasing Kodak branded equipment at lower prices than prior to the acquisition of the Office Imaging and outsourcing businesses. In an effort to increase the sales of the remaining Kodak high-volume copiers, the Company instituted lower pricing of the inventory on hand at the time of the acquisition. As a percentage of revenue, the gross profit margin on retail service, supplies and rentals decreased to 40.9% in fiscal 1998 and 44.2% in fiscal 1997 from 47.1% in fiscal 1996. The decreases are primarily due to the acquisition of the Office Imaging and outsourcing businesses which have lower individual gross profit margins. DSI, the Company's outsourcing operations, has lower gross profit margins than the Company's core operations, and as it continues to grow, this business is expected to affect the Company's overall gross profit margin. Gross profit as a percentage of wholesale revenue increased to 18.9% for fiscal 1998 from 18.3% in fiscal 1997 and 17.6% in fiscal 1996. The increase has primarily been due to stronger margins on the Company's private label sales.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES: Selling, general and administrative expenses increased 55% to $1.0 billion in fiscal 1998 and 72% in fiscal 1997 to $650.7 million. The increases were primarily related to acquisitions, principally the acquisition of the Office Imaging and outsourcing businesses. As a percentage of total revenue, selling, general and administrative expenses decreased to 30.0% in fiscal 1998 from 31.0% in fiscal 1997. The decrease primarily related to the transition to the Market Based Approach during the first quarter of fiscal 1998 which reduced certain duplicative administrative costs through the centralization of various management and administrative functions throughout the Company's core operations in North America. These reductions in administrative costs were partially offset by the increased investments and costs associated with the Company's Uniting Danka Project during the third and fourth quarters of fiscal 1998. As a percentage of total revenue, selling, general and administrative expenses increased to 31.0% in fiscal 1997 from 30.5% in fiscal 1996. The increase related to the Company's aggressive hiring and training of new sales representatives and support personnel during the first half of fiscal 1997 as well as to costs incurred during the transition to the Market Based Approach in North America.

AMORTIZATION OF INTANGIBLE ASSETS: Amortization of intangible assets increased to $21.2 million in fiscal 1998 from $19.4 million in fiscal 1997 and $13.6 million in fiscal 1996. These increases related to acquisitions for which additional intangible assets are being amortized.

RESEARCH AND DEVELOPMENT COSTS: In connection with the acquisition of the Office Imaging and outsourcing businesses, the Company is providing funding to Kodak for ongoing research and development through December 31, 2002. The Company recorded research and development costs of $50.0 million and $12.5 million in fiscal 1998 and 1997, respectively.

RESTRUCTURING CHARGES: The Company recorded an $11.0 million pre-tax restructuring charge during the third quarter of fiscal 1998, principally related to the integration of the Office Imaging business. The restructuring charge consisted of severance and other employee termination benefits. The Company recorded a $35.0 million pre-tax restructuring charge during the third quarter of fiscal 1997 related to the acquisition of the Office Imaging business and the related transition to the Company's Market Based Approach in North America. The Company recorded an $8.5 million restructuring charge in the third quarter of fiscal 1996 principally related to the restructuring of its international operations. The fiscal 1997 and 1996 restructuring charges included, among other things, severance and other employee termination benefits, lease settlement costs associated with the consolidation of duplicate facilities, and the write-off of certain leasehold improvements and other fixed assets.

EARNINGS FROM OPERATIONS: Earnings from operations rose to $147.4 million in fiscal 1998, a 45% increase over fiscal 1997 earnings from operations of $101.9 million. Fiscal 1997 earnings from operations were 6% higher than fiscal 1996 earnings from operations of $96.2 million. The increases primarily related to increased total revenue. As a percentage of total revenue, earnings from operations were 4.4%, 4.8% and 7.7% in fiscal 1998, 1997 and 1996, respectively. The Company's earnings from operations for fiscal 1998 were impacted by the lower combined gross profit margin, the $10.0 million provision for the anticipated shortfall in equipment purchases, the $11.0 million pre-tax restructuring charge and the $50.0 million in research and development costs. The decrease in earnings from operations as a percentage of revenue during fiscal 1997 was principally due to the $35.0 million restructuring charge, the $12.5 million in research and development costs, and to a lower combined gross profit margin.

INTEREST EXPENSE AND OTHER, NET: Interest expense increased to $64.2 million in fiscal 1998 from $34.0 million in fiscal 1997 and $21.6 million in fiscal 1996. Interest expense increased in fiscal 1998 and 1997 primarily due to borrowings used to fund the acquisition of the Office Imaging and outsourcing businesses.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


INCOME TAXES: Income taxes increased to $31.0 million in fiscal 1998 from $25.5 million in fiscal 1997 due to higher levels of earnings before taxes. Fiscal 1997 income taxes decreased to $25.5 million from $28.2 million in fiscal 1996 primarily due to the $35.0 pre-tax million restructuring charge which impacted earnings before income taxes. The effective tax rate was 37.2% for fiscal 1998, 37.6% for fiscal 1997 and 37.9% for fiscal 1996. These rates have decreased due to higher earnings outside of the U.S. for which the effective tax rates are lower.

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

NET EARNINGS: As a result of the above factors, net earnings increased 25% to $52.2 million in fiscal 1998 and decreased 8% from fiscal 1996 to $41.8 million in fiscal 1997. As a percentage of total revenue, net earnings were 1.6% in fiscal 1998, 2.0% in fiscal 1997 and 3.6% in fiscal 1996. The decreases in fiscal 1998 and fiscal 1997 were primarily due to the respective lower combined gross profit margins, restructuring charges, research and development costs and to higher levels of interest expense. Fiscal 1998 was also impacted by the $10.0 million provision for the anticipated shortfall in equipment purchases.

EXCHANGE RATES

Fluctuations in the exchange rate between the pound sterling and the U.S. dollar affect the dollar equivalent of the pound sterling of the Ordinary Shares of the Company on the London Stock Exchange and, as a result, are likely to affect the market price of the ADSs. Additionally, the Company declares its dividends in pounds sterling. Fluctuations in exchange rates will affect dividends measured in U.S. dollars because the Depositary is required to convert pounds sterling into U.S. dollars at the prevailing exchange rates at the time of making any dividend payments or other distributions. The Company operates in over 30 countries worldwide, and therefore, fluctuations in exchange rates between the U.S. dollar and the currencies in each of the countries in which the Company operates will affect the results of the Company's international operations reported in U.S. dollars and the value of such operations' net assets reported in U.S. dollars. The Company has significantly increased its international business over the last few years and most recently, with the acquisition of the Office Imaging and outsourcing businesses, has added more than 15 additional countries. The results of operations, financial condition and competitive position of the Company's business may be affected by the relative strength of its currencies in countries where its products are currently sold. The Company's results of operations and financial condition may be affected by fluctuations in foreign currencies and by translations of the financial statements of the Company's foreign subsidiaries from local currencies into U.S. dollars.

The Company purchases a significant amount of its automated office equipment, related parts and supplies from Japanese manufacturers. The purchase price for these products is generally denominated in local currencies and therefore, short term fluctuations in the local currencies relative to the Japanese yen do not impact the Company's purchase price. However, if the yen were to strengthen significantly against the U.S. dollar, this would impact the yen amounts received by the Company's Japanese manufacturers as they converted the U.S. dollars received from the Company and other dealers into yen. As a result, these Japanese manufacturers could raise prices. The Company has historically been successful in passing price increases on to its customers. However, there can be no assurances that it can continue to do so in the future. Also, most of the Company's service contracts are for one year periods and accordingly, pricing for parts and supplies are not adjusted until the contract is renewed.

LIQUIDITY AND CAPITAL RESOURCES

The Company's net cash flow provided by operating activities was $171.4 million, $192.7 million and $57.2 million for fiscal 1998, 1997 and 1996, respectively. The Company experiences increases in certain balance sheet accounts which result primarily from acquisitions as well as from normal working capital needs. More specifically, the acquisition of the Office Imaging and outsourcing businesses has impacted several of the items within the Company's operating cash flow. In fiscal 1998, the Company's inventory levels increased as a result of the requirements to purchase various levels of equipment pursuant to the Supply Agreements with Kodak. The Company's goal is to build its high-volume sales force and to improve the productivity of its sales force in an effort to meet the purchasing requirements contained in the Supply Agreements. The Company was able to reduce inventory levels during the fourth quarter as a result of strong equipment sales and its overall efforts to reduce inventory at year end. Fiscal 1997 operating cash flow was significantly impacted by the acquisition of the Office Imaging and outsourcing businesses due to the fact that the net assets acquired contained low levels of accounts payable, and the normal buildup of trade payables positively impacted operating cash flow. Cash flow used in investing activities was $75.3 million, $871.6 million and $306.6 million for fiscal 1998, 1997 and 1996, respectively. The higher levels of investing activities during fiscal 1997 and 1996 were primarily due to the Company's acquisition of the Office Imaging and outsourcing businesses in fiscal 1997 and of Infotec Europe B.V. and its subsidiaries in fiscal 1996. In addition, during fiscal 1998, the Company received a cash refund of approximately $100.0 million from Kodak related to the purchase price adjustment provision in the asset purchase agreement. Net cash (used in) provided by financing activities was $(135.2) million,

$707.5 million and $198.1 million in fiscal 1998, 1997 and 1996, respectively. The use of cash in fiscal 1998 for financing activities was due to the paydown of total outstanding debt by over $150 million. The higher levels of financing activities in fiscal 1997 was primarily due to acquisition of the Office Imaging and outsourcing businesses in which funds were received through the Company's credit agreement discussed below.

In December 1996 the Company signed a six-year $1.275 billion multicurrency credit agreement (the "Credit Agreement") with a consortium of international banks. The proceeds from the Credit Agreement were utilized to purchase the Office Imaging and outsourcing businesses, to repay the outstanding balance under the Company's previous credit facility, as well as for ongoing working capital and general corporate purposes. The Credit Agreement provided the Company with a revolving component in the aggregate amount of up to $725.0 million, and a term loan component of $550.0 million. In December 1997, the revolving component was reduced by $115.0 million to $610.0 million bringing the full capacity of the Credit Agreement to $1.160 billion. The Company has not needed the full capacity of the Credit Agreement. The Credit Agreement is secured and guaranteed by certain of the Company's subsidiaries and a covenant that the Company will not pledge its assets except as specifically permitted under the terms of the Credit Agreement. The Credit Agreement contains negative and affirmative covenants and agreements which place restrictions on the Company regarding disposition of assets, capital expenditures, additional indebtedness, permitted liens and payment of dividends, as well as requiring the maintenance of certain financial ratios. The adjustable interest rate on the Credit Agreement is, at the option of the Company, either: (i) the applicable InterBank Offered Rate plus a tiered margin based on leverage for the periods of one, two, three or six months or (ii) an alternative base rate, consisting of the higher of the lead bank's prime rate or the Federal Funds Rate plus 0.5%. As of March 31, 1998 the Credit Agreement had an outstanding balance of approximately $231.5 million under the revolving component and $479.9 million under the term loan, all of which was incurring interest at a weighted average rate of 5.9% per annum. Therefore, subject to availability under the covenants, the Company had $448.6 million available for future borrowings.

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

The Company has a number of other loans and credit facility arrangements with banks, financial institutions and certain individuals which had an aggregate balance of $31.9 million at March 31, 1998. This balance is primarily comprised of various cash management lines of credit (the "Lines") in each of the countries in which the Company operates. The Lines provide for daily liquidity of local operations in each such country, and vary in terms and conditions.

While the Company does not have any other material contractual commitments other than for the purchase of products under the Supply Agreements and the funding of Kodak's research and development efforts, additional investments in facilities and computer equipment will continue to be necessary to support the anticipated growth of the business, and the transition of the Office Imaging business off of Kodak's computer system. The Company's cash flow from operations together with the borrowing capacity under the Credit Agreement are expected to be adequate to finance its operating cash requirements and capital expenditures for the short-term. It is anticipated that future acquisitions and growth in the long-term will be funded primarily, and to the degree available, with cash flow from operations, borrowings available under the Credit Agreement, other credit sources and, where desirable, funding from the sale of additional debt or equity securities.

YEAR 2000

Many computer systems, including several used by the Company, could experience problems processing information beyond the year 1999. As a result, certain computer systems, including both the hardware and software, need to be modified prior to the year 2000, in order to remain functional. Most of the Company's year 2000 issues are being considered and managed during the integration of Danka Office Imaging with its core operations. A key project of the integration is the transition to common IT systems in each country, which is expected to be completed by the end of calendar 1998. The Company has been making ongoing investments in its IT and operations infrastructure for the transition to common IT systems and has considered the year 2000 problems in doing so. The Company is also in the process of reviewing other computer support systems that are not directly related to the integration project. The Company believes that, with the successful transition to common IT systems and any necessary modifications to other computer support systems, the year 2000 issue will not pose significant operational problems for the Company. There can be no assurance, however, that there will not be a delay in, or increased costs associated with, any year 2000 issues, which could have an adverse effect on the business.

SEASONALITY

The Company has experienced some seasonality in its business. The Company's European and Canadian operations have historically experienced lower revenue for the three month period ended September 30 due to increased vacation time by Europeans and Canadians during July and August. This has resulted in reduced sales activity and reduced usage of photocopiers, facsimiles and other automated office equipment during such period.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


IMPACTS OF INFLATION

The Company believes that inflation has not had a significant impact on its operations.

SPECIAL NOTE REGARDING
FORWARD-LOOKING STATEMENTS

Certain statements contained in this Annual Report under "Management's Discussion and Analysis of Financial Condition and Results of Operations," or otherwise made by officers of the Company, including statements related to the progress of and anticipated benefits from the Uniting Danka Project, the Company's ability to meet challenges it faces, and the Company's future performance, are forward-looking, and contain information relating to the Company that is based on the beliefs of management as well as assumptions, made by, and information currently available to, management. The words "goal," "expect," "believe" and similar expressions as they relate to the Company or the Company's management, are intended to identify forward-looking statements. Such statements reflect the current views of the Company with respect to future events and are subject to certain risks, uncertainties and assumptions that could cause actual results to differ materially from those reflected in the forward-looking statements. Factors that might cause such differences include, but are not limited to (i) the demands that the Office Imaging ("OI") acquisition (the "Acquisition") and the unification thereof with the Company's core operations will place on the Company's resources, infrastructure, current operations and employees, (ii) the Company's inability to achieve substantial operating cost reductions and efficiencies in productivity from the Acquisition, the revised information technology system, the revised management structure or other similar Company-wide initiatives associated with the unification, (iii) the potential for unanticipated increases in expenditures for labor, equipment, materials and supplies required to manage the increased size of the Company as a result of the Acquisition, (iv) the Company's inability to effectively manage the increased number of employees and retain current key management personnel and other key employees added as a result of the Acquisition, who are accustomed to a different corporate cultue, compensation arrangements and benefits programs, while the Company simultaneously reduces the overall size of its worldwide workforce, (v) the potential increased costs resulting from technological developments, revisions to existing information technology systems, Year 2000 issues and the integration of information technologies between OI and the Company's core operations, (vi) increased competition resulting from other high volume copier distributors and the discounting of such copiers by competitors, (vii) the Company's ability to manage and reduce its outstanding debt, meet its working capital needs and maintain compliance with the covenants of its credit facility, (viii) the inability of the Company to continue to gain access to and successfully distribute new and current products brought to the marketplace at competitive costs and prices, (ix) the ultimate amount of additional costs associated with the accelerated unification and ultimate integration and the amount and timing of the realization of the anticipated benefits from such unification and complete integration, (x) the inability of the Company to effectively manage the increased size of its inventory and product line, (xi) the Company's inability to comply with the purchasing requirements under its supply agreements with its vendors, including Kodak, and the impact thereof, (xii) the ultimate outcome and impact of the pending class action lawsuits filed in December 1997 and January 1998, (xiii) fluctuations in foreign currencies and (xiv) other risks including those risks identified in the Company's filings with the Securities and Exchange Commission. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect management's analysis only as of the date hereof. The Company undertakes no obligation and does not intend to update these forward-looking statements to reflect events or circumstances that arise after the date hereof. Furthermore, as a matter of policy, the Company does not generally make any specific projections as to future earnings nor does it endorse any projections regarding future performance which may be made by others outside the Company.

CONSOLIDATED STATEMENTS OF EARNINGS


                                                                            1998            1997               1996
                                                                            $000            $000               $000
For the years ended March 31                                    Note                (Except per ADS data)
---------------------------------------------------------------------------------------------------------------------
REVENUE:
   Retail equipment sales                                                  985,303          698,996           474,116
   Retail service, supplies and rentals                                  2,095,114        1,161,520           595,477
   Wholesale                                                               268,569          240,531           170,711
---------------------------------------------------------------------------------------------------------------------
    Total revenue                                                        3,348,986        2,101,047         1,240,304
---------------------------------------------------------------------------------------------------------------------
COSTS AND OPERATING EXPENSES:
   Cost of retail equipment sales                                          657,839          437,387           288,000
   Retail service, supplies and rental costs                             1,237,953          647,787           315,060
   Wholesale costs of revenue                                              217,925          196,470           140,595
   Selling, general and administrative expenses                          1,005,631          650,655           378,407
   Amortization of intangible assets                                        21,232           19,386            13,587
   Research and development costs                                           50,000           12,500                --
   Restructuring charges                                         12         11,000           35,000             8,500
---------------------------------------------------------------------------------------------------------------------
    Total costs and operating expenses                                   3,201,580        1,999,185         1,144,149
---------------------------------------------------------------------------------------------------------------------
EARNINGS FROM OPERATIONS                                                   147,406          101,862            96,155
  Interest expense and other, net                                 4         64,214           33,985            21,566
---------------------------------------------------------------------------------------------------------------------
EARNINGS BEFORE INCOME TAXES                                                83,192           67,877            74,589
  Provision for income taxes                                      7         30,958           25,522            28,241
---------------------------------------------------------------------------------------------------------------------
EARNINGS BEFORE EXTRAORDINARY ITEM                                          52,234           42,355            46,348
Extraordinary item--loss on early extinguishment of debt,
  net of income tax benefit                                                     --              578             1,133
---------------------------------------------------------------------------------------------------------------------
NET EARNINGS                                                                52,234           41,777            45,215
=====================================================================================================================
BASIC EARNINGS PER ADS:
  Earnings before extraordinary item                                    $     0.92       $     0.75        $     0.93
  Extraordinary item                                                            --            (0.01)            (0.02)
---------------------------------------------------------------------------------------------------------------------
  Net earnings per ADS                                                  $     0.92       $     0.74        $     0.91
=====================================================================================================================
  Weighted average ADSs                                                     56,799           56,268            49,596
---------------------------------------------------------------------------------------------------------------------

DILUTED EARNINGS PER ADS:
  Earnings before extraordinary item                                    $     0.90       $     0.73        $     0.90
  Extraordinary item                                                            --            (0.01)            (0.02)
---------------------------------------------------------------------------------------------------------------------
  Net earnings per ADS                                                  $     0.90       $     0.72        $     0.88
=====================================================================================================================
  Weighted average ADSs                                                     57,841           57,725            51,533
---------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED BALANCE SHEETS



                                                                                         1998               1997
At March 31                                                              Note            $000               $000
----------------------------------------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS:
  Cash and cash equivalents                                                            34,653             73,875
  Accounts receivable, net of allowance for doubtful
    accounts of $30,973 (1997--$27,853)                                               628,052            758,903
  Inventories                                                                         482,656            488,931
  Prepaid expenses and other current assets                                            35,414             39,534
----------------------------------------------------------------------------------------------------------------
    TOTAL CURRENT ASSETS                                                            1,180,775          1,361,243

Equipment on operating leases, net                                        2           294,348            311,069
Property and equipment, net                                               3            87,916             87,768
Intangible assets:
  Goodwill, net of accumulated amortization
    of $57,028 (1997--$39,235)                                            5           478,247            460,262
  Noncompete agreements, net of accumulated
    amortization of $11,389 (1997--$9,128)                                              6,785              7,100
Other assets                                                                          130,870            125,262
----------------------------------------------------------------------------------------------------------------
    TOTAL ASSETS                                                                    2,178,941          2,352,704
=================================================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
  Current maturities of long-term debt and notes payable                  4            84,490             41,385
  Accounts payable                                                                    297,464            358,257
  Accrued expenses and other current liabilities                                      338,237            305,296
  Deferred revenue                                                                     70,476             69,149
----------------------------------------------------------------------------------------------------------------
    TOTAL CURRENT LIABILITIES                                                         790,667            774,087

Convertible subordinated notes                                            4           200,000            200,000
Other long-term debt                                                      4           658,892            859,823
Deferred income taxes and other long-term liabilities                     7            49,075             53,063
----------------------------------------------------------------------------------------------------------------
    TOTAL LIABILITIES                                                               1,698,634          1,886,973
----------------------------------------------------------------------------------------------------------------

SHAREHOLDERS' EQUITY:
  Ordinary Shares 1.25 pence stated value; 500,000,000 authorized;
    227,495,865 issued and outstanding (1997--226,827,049)               10             4,746              4,734
  Additional paid-in capital                                                          304,197            301,623
  Retained earnings                                                                   227,917            186,306
  Currency translation adjustment                                                     (56,553)           (26,932)
----------------------------------------------------------------------------------------------------------------
    TOTAL SHAREHOLDERS' EQUITY                                                        480,307            465,731
----------------------------------------------------------------------------------------------------------------
Commitments and contingencies                                            11
----------------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                          2,178,941          2,352,704
================================================================================================================

CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                           1998             1997             1996
For the years ended March 31                                               $000             $000             $000
-----------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
  Net earnings                                                           52,234           41,777           45,215
  Adjustments to reconcile net earnings to net cash provided by operating activities:
      Depreciation and amortization                                     171,273           96,414           52,136
      Loss on sale of property and equipment                              2,306            1,039            3,081
      Proceeds from sale of rental equipment                             35,087           12,505            9,018
      Extraordinary item                                                     --              927              494
      Changes in assets and liabilities, net of effects
        from the purchase of subsidiaries:
          Accounts receivable                                            (4,153)          50,806          (32,806)
          Inventories                                                     4,706          (65,204)         (16,721)
          Prepaid expenses and other current assets                       2,992           (8,688)          (3,751)
          Other noncurrent assets                                        (5,544)          (5,837)          (4,039)
          Accounts payable                                              (28,521)          77,093            3,687
          Accrued expenses and other current liabilities                (93,185)           1,929              843
          Deferred revenue                                                2,149          (11,160)          (9,463)
          Deferred income taxes and other long-term liabilities          32,047            1,053            9,511
-----------------------------------------------------------------------------------------------------------------
NET CASH PROVIDED BY OPERATING ACTIVITIES                               171,391          192,654           57,205
-----------------------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES
  Capital expenditures                                                 (189,133)         (92,747)         (45,212)
  Proceeds from sale of property and equipment                           10,034           16,890            1,961
  Proceeds from settlement of prior year acquisition, net of
    payments for purchases of subsidiaries                              106,558         (794,672)        (269,860)
  Payment for purchase of noncompete agreements                          (2,758)          (1,058)          (4,312)
  Net proceeds from sale of investments                                      --               --           10,854
-----------------------------------------------------------------------------------------------------------------
NET CASH USED IN INVESTING ACTIVITIES                                   (75,299)        (871,587)        (306,569)
-----------------------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES
  Net (payments) borrowings under line of credit agreements            (120,512)         734,057           74,773
  Principal payments on debt                                             (6,650)         (19,670)         (69,047)
  Net proceeds from issuance of other long-term debt                         --               --            1,599
  Net proceeds from ADS offering                                             --               --          195,985
  Proceeds from stock options exercised                                   2,586            2,131              935
  Dividends                                                             (10,623)          (9,015)          (6,164)
-----------------------------------------------------------------------------------------------------------------
NET CASH (USED IN) PROVIDED BY FINANCING ACTIVITIES                    (135,199)         707,503          198,081
-----------------------------------------------------------------------------------------------------------------
EFFECT OF EXCHANGE RATES                                                   (115)           7,088            2,652
-----------------------------------------------------------------------------------------------------------------
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS                    (39,222)          35,658          (48,631)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD                           73,875           38,217           86,848
-----------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS, END OF PERIOD                                 34,653           73,875           38,217
=================================================================================================================
SUPPLEMENTAL DISCLOSURES
  Cash flow information:
    Interest paid                                                        58,992           26,739           21,958
    Income taxes paid                                                    13,064           13,980           15,008

  Non-cash flow information:
     Notes payable issued for noncompete agreements                          --               --            3,030
     Notes payable issued for purchase of subsidiaries                       --              288           21,932
-----------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY


                                                            Additional                         Currency
                                               Ordinary       paid-in        Retained        translation
                                                shares        capital        earnings         adjustment        Total
                                                  $000         $000            $000              $000            $000
----------------------------------------------------------------------------------------------------------------------
BALANCES AT MARCH 31, 1995                       4,050         92,777         110,143            (562)         206,408
Net earnings                                        --             --          45,215              --           45,215
Dividends                                           --             --          (6,164)             --           (6,164)
Distributions to former shareholders of
  pooled companies                                  --             --            (693)             --             (693)
Currency translation adjustment                     --             --              --          (8,059)          (8,059)
Shares issued under employee option plans           35            900              --              --              935
Shares issued in public offering                   380        195,605              --              --          195,985
Shares issued for acquisitions                     120          8,096              --              --            8,216
----------------------------------------------------------------------------------------------------------------------
BALANCES AT MARCH 31, 1996                       4,585        297,378         148,501          (8,621)         441,843
Net earnings                                        --             --          41,777              --           41,777
Dividends                                           --             --          (9,015)             --           (9,015)
Distributions to former shareholders of
  pooled companies                                  --             --            (324)             --             (324)
Currency translation adjustment                     --             --              --         (18,311)         (18,311)
Shares issued under employee option plans           14          2,117              --              --            2,131
Shares issued for acquisitions                     135          2,128           5,367              --            7,630
----------------------------------------------------------------------------------------------------------------------
BALANCES AT MARCH 31, 1997                       4,734        301,623         186,306         (26,932)         465,731
Net earnings                                        --             --          52,234              --           52,234
Dividends                                           --             --         (10,623)             --          (10,623)
Currency translation adjustment                     --             --              --         (29,621)         (29,621)
Shares issued under employee option plans           12          2,574              --              --            2,586
----------------------------------------------------------------------------------------------------------------------
BALANCES AT MARCH 31, 1998                       4,746        304,197         227,917         (56,553)         480,307
======================================================================================================================

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) BASIS OF PREPARATION: The financial statements have been prepared in accordance with United States Generally Accepted Accounting Principles. The principal accounting policies are set forth below.

(b) BASIS OF CONSOLIDATION: The consolidated financial statements include the accounts of Danka Business Systems PLC and its wholly owned subsidiaries (the "Company"). The Company's principal operating subsidiaries are located in North America,Europe, Australasia, and Latin America, and are principally engaged in the retail and wholesale distribution and service of photocopiers and facsimile equipment and outsourcing of document imaging solutions. All significant intercompany balances and transactions have been eliminated in consolidation.

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

Operating lease income is recognized as earned over the lease term, and maintenance contract service revenues are recognized ratably over the term of the underlying maintenance contract. Revenue from outsourcing contracts is recognized as earned over the contract term. Deferred revenue consists of unearned maintenance contract revenue that is recognized using the straight-line method over the life of the related contract, generally twelve months.

(e) PROPERTY AND EQUIPMENT: Property and equipment are stated at cost. Depreciation and amortization is provided using the straight-line method over the assets' estimated economic lives. Expenditures for additions, major renewals or betterments are capitalized and expenditures for repairs and maintenance are charged to earnings as incurred. When property and equipment are retired or otherwise disposed of, the cost thereof and the applicable accumulated depreciation are removed from the respective accounts and the resulting gain or loss is reflected in earnings.

(f) INVENTORIES: Inventories consist of photocopiers, facsimile equipment, other automated office equipment, and related parts and supplies, and are stated at the lower of cost (specific cost for equipment and first-in, first-out method for supplies and parts) or market.

(g) INTANGIBLES: Goodwill, which represents the excess of purchase price over fair value of net assets acquired, is amortized over thirty years on a straight-line basis, and is evaluated for recoverability whenever adverse effects or changes in circumstances indicate that the carrying amount may not be recoverable. Impairments would be recognized if future undiscounted cash flows and earnings from operations were not sufficient to recover the goodwill and the carrying amount of the goodwill would be reduced by the estimated shortfall of the discounted cash flows. At March 31, 1998, the Company believes that there is no impairment of goodwill. Noncompete agreements are amortized over the lives of the agreements, generally three to seven years on a straight-line basis. Deferred financing costs incurred in connection with the issuance of the Convertible Subordinated Notes and other financings are charged as interest expense over the term of the related debt, and are included in other noncurrent assets. Other intangibles include the Supply Agreements with Kodak which are amortized to cost of sales over five years, and are included in other noncurrent assets.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


(i) CASH AND CASH EQUIVALENTS: Cash and cash equivalents consist of cash on hand and commercial paper with original maturities of three months or less.

(j) INCOME TAXES: Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(k) EARNINGS PER SHARE: In 1997, the Financial Accounting Standards Board issued Statement No. 128, "Earnings per Share." Statements No. 128 requires the dual presentation of basic and diluted earnings per share ("EPS") for complex capital structures on the Consolidated Statement of Earnings. Basic EPS is computed by dividing net earnings by the weighted average number of shares outstanding for the period. Diluted EPS reflects the potential dilution from the exercise of stock options or the conversion of securities into stock. The Company has implemented Statement No. 128 for the year ended March 31, 1998, and restated all prior period EPS data to conform with Statement No. 128. Earnings per American Depositary Share ("ADS") are based on the current ratio of four Ordinary Shares to one ADS.

(l) CONCENTRATIONS OF RISK: Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents and trade receivables. The Company's cash and cash equivalents are placed with high credit quality financial institutions, and are invested in short-term maturity, highly rated corporate and government debt securities. Concentrations of credit risk with respect to trade receivables are limited due to the large number of customers comprising the Company's customer base, and their dispersion across many different industries and geographical areas. As of March 31, 1998, the Company had no significant concentrations of credit risk. A substantial portion of the Company's revenue is derived from the sale of photocopiers and facsimile equipment. The Company's business is dependent upon close relationships with its vendors and its ability to purchase products from these vendors on competitive terms. The Company purchases products from a number of different vendors. For the year ended March 31, 1998, the Company's purchases of Kodak branded equipment represented approximately 25% of total equipment purchases.

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

(p) NEW ACCOUNTING STANDARDS: In 1997, the Financial Accounting Standards Board issued Statement No. 130, "Reporting Comprehensive Income," and Statement No. 131, "Disclosures about Segments of an Enterprise and Related Information." These statements which are effective for fiscal years beginning after December 15, 1997, expand or modify disclosures and will have no impact on consolidated financial position, results of operations or cash flows.

2.    EQUIPMENT ON OPERATING LEASES, NET

Included in equipment under operating leases is equipment used to generate service revenue in the Company's outsourcing business. Substantially all of the Company's operating leases are cancelable. Equipment on operating leases is depreciated over three to five years assuming a salvage value ranging from zero to ten percent and consists of the following at March 31, 1998 and 1997:


                                               1998            1997
                                               $000            $000
---------------------------------------------------------------------
Equipment on operating leases                 441,906         345,841
Equipment used in outsourcing business         71,770          53,455
Less accumulated depreciation                (219,328)        (88,227)
---------------------------------------------------------------------
Equipment on operating leases, net            294,348         311,069
---------------------------------------------------------------------


Depreciation expense for the years ended March 31, 1998, 1997 and 1996 approximated $109,896,000, $59,985,000, and $28,691,000, respectively.

3.    PROPERTY AND EQUIPMENT, NET

Property and equipment, along with their useful lives, consist of the following at March 31, 1998 and 1997:

                                                                                                  Average
                                                                       1998           1997      useful life
                                                                       $000           $000       in years
-----------------------------------------------------------------------------------------------------------
       Buildings                                                        4,460          5,955         31
       Office furniture, equipment and
         leasehold improvements                                       137,193        102,977       3-10
       Transportation equipment                                        13,925         12,827       5-15
       Land                                                             1,644          1,648         --
-----------------------------------------------------------------------------------------------------------
         Total cost                                                   157,222        123,407
       Less accumulated depreciation
          and amortization                                            (69,306)       (35,639)
-----------------------------------------------------------------------------------------------------------
       Property and equipment, net                                     87,916         87,768
-----------------------------------------------------------------------------------------------------------


Depreciation expense for the years ended March 31, 1998, 1997 and 1996 approximated $40,145,000, $17,043,000, and $9,858,000, respectively.


4. DEBT

Debt consists of the following at March 31, 1998 and 1997:

                                                 1998              1997
                                                 $000              $000
-------------------------------------------------------------------------
       Revolving line of credit (limited
         to $610.0 million) interest at
         LIBOR plus an applicable
         margin or the agent bank's
         reference rate (currently
         averaging 6.7%), matures
         December, 2002                         231,521           329,565
       Term loan (limited to $550.0
         million) interest at LIBOR
         plus an applicable margin or
         the agent bank's reference rate
         (currently averaging 5.5%),
         matures December, 2002                 479,902           532,200
       6.75% Convertible Subordinated
         Notes due April, 2002                  200,000           200,000
       Various notes payable bearing
         interest from prime to 12.0%,
         maturing principally over the
         next 5 years                            31,959            39,443
-------------------------------------------------------------------------
       Total long-term debt and
         notes payable                          943,382         1,101,208
       Less current maturities of long-
         term debt and notes payable            (84,490)          (41,385)
-------------------------------------------------------------------------
       Long-term debt, less current
         maturities                             858,892         1,059,823
-------------------------------------------------------------------------


The Company has a $1.160 billion multicurrency credit agreement (the "Credit Agreement") with a consortium of international banks. The Credit Agreement, which is secured, matures in December 2002, requires scheduled payments of interest throughout the term of the loan, and the maintenance of certain financial ratios. Additionally, the term loan requires quarterly principal payments. The Company was in compliance with all terms of the Credit Agreement at March 31, 1998.

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

Aggregate annual maturities of debt at March 31, 1998, are as follows:


       Year ending March 31                       $000
       -----------------------------------------------
       1999                                     84,490
       2000                                     77,424
       2001                                    100,782
       2002                                    160,340
       2003                                    519,713
       Thereafter                                  633
       -----------------------------------------------
       Year                                    943,382
       -----------------------------------------------


5.    ACQUISITIONS

Effective December 31, 1996, the Company acquired from Eastman Kodak Company ("Kodak"), the net assets of Kodak's Office Imaging division and the stock of Kodak's outsourcing businesses. The acquisition was accounted for as a purchase for which the Company paid cash of $688.0 million. In September 1997, the Company received a cash refund of approximately $100.0 million from Kodak related to the purchase price adjustment provision in the asset purchase agreement. The settlement amount was based on the net asset changes of the Office Imaging and outsourcing businesses from December 31, 1995 to December 31, 1996. Based upon the final allocations of the purchase price, the Company recorded approximately $53.0 million of goodwill. At March 31, 1998, approximately $15.1 million of accrued costs associated with the acquisition remained, comprised of $8.7 million of workforce reductions in the acquired company, $3.7 million for the closing of duplicate acquired facilities, and $2.7 million for other miscellaneous costs.

The Company did not make any material acquisitions for the year ended March 31, 1998.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


6.    FOREIGN OPERATIONS

The following table indicates the relative amounts of revenue, earnings from operations and identifiable assets of the Company by geographic area, for the three years ended March 31, 1998:


                                 1998           1997            1996
                                 $000           $000            $000
-----------------------------------------------------------------------
REVENUE:
  United States               2,045,654       1,377,101         938,622
  Europe                      1,025,695         555,555         246,145
  Other international           277,637         168,391          55,537
-----------------------------------------------------------------------
  Consolidated revenue        3,348,986       2,101,047       1,240,304
-----------------------------------------------------------------------
EARNINGS FROM
  OPERATIONS:
  United States                  64,323          64,691          73,821
  Europe                         77,567          30,545          20,215
  Other international             5,516           6,626           2,119
-----------------------------------------------------------------------
  Consolidated earnings
    from operations             147,406         101,862          96,155
-----------------------------------------------------------------------
IDENTIFIABLE ASSETS:
  United States               1,170,926       1,366,268         612,428
  Europe                        786,256         806,438         434,122
  Other international           221,759         179,729          44,371
 -----------------------------------------------------------------------
                              2,178,941       2,352,435       1,090,921
  Corporate assets                   --             269             635
 -----------------------------------------------------------------------
   Consolidated assets        2,178,941       2,352,704       1,091,556
 -----------------------------------------------------------------------

Other international includes Canada, Latin America and Australasia. Corporate assets are those assets maintained for general purposes, principally cash and cash equivalents and short-term investments.


7.    INCOME TAXES

The provision for income taxes for the three years ended March 31, 1998 was allocated as follows:


                                 1998          1997          1996
                                 $000          $000          $000
 ------------------------------------------------------------------
 Provision for income
    taxes before extra-
   ordinary item                30,958        25,522         28,241
 Tax benefit from
    extraordinary loss on
    early extinguishment
    of debt                         --          (349)          (691)
 ------------------------------------------------------------------
 Total provision for
    income taxes                30,958        25,173         27,550
 ------------------------------------------------------------------


The provision for income taxes before the extraordinary item for the three years ended March 31, 1998 was as follows:


                                         1998           1997          1996
                                         $000           $000          $000
----------------------------------------------------------------------------------
 U.S. INCOME TAX
   Current                                6,785         (4,848)       13,345
   Deferred                               2,192          7,438         7,142
----------------------------------------------------------------------------------
   Total U.S. tax provision               8,977          2,590        20,487
----------------------------------------------------------------------------------
 EUROPE INCOME TAX
   Current                               24,180         20,298         6,831
   Deferred                              (5,086)            40           485
----------------------------------------------------------------------------------
   Total Europe
      tax provision                      19,094         20,338         7,316
----------------------------------------------------------------------------------
 OTHER INTERNATIONAL
    INCOME TAX
   Current                                4,912          3,059           438
   Deferred                              (2,025)          (465)           --
----------------------------------------------------------------------------------
   Total other international
      tax provision                       2,887          2,594           438
----------------------------------------------------------------------------------
   TOTAL PROVISION FOR
    INCOME TAXES
    BEFORE EXTRA-
    ORDINARY ITEM                        30,958         25,522        28,241
----------------------------------------------------------------------------------


A reconciliation of the U.K. statutory corporate rate to the effective rate is as follows:


                                     1998          1997          1996
                                     $000          $000          $000
 ---------------------------------------------------------------------
  Tax charge at standard
    U.K. rate                       25,798        22,399        24,614
  Profits taxed at other
    than standard U.K. rate          1,567        (2,962)        3,142
  Goodwill amortization
    and other permanent
    differences                      3,593         6,085           485
 ---------------------------------------------------------------------
  Provision for income taxes
    before extraordinary item       30,958        25,522        28,241
 ---------------------------------------------------------------------


The tax at standard U.K. rate was 31% in fiscal 1998, and 33% in fiscal 1997 and 1996.

The tax effects of temporary differences that comprise the elements of deferred tax at March 31, 1998 and 1997 are as follows:


                                               1998            1997
                                               $000            $000
--------------------------------------------------------------------
DEFERRED TAX ASSETS:
  Accrued expenses not deducted
    for tax purposes                           5,679         14,063
  Reserves for inventory and
    accounts receivable not
    deducted for tax purposes                 21,458          7,160
  Restructuring charges not
    deducted for tax purposes                  1,461          4,963
  Inventory costs capitalized for
    tax purposes                               6,330          8,755
  Tax loss carryforwards                      40,807         10,659
  Tax credit carryforwards                     9,859             --
  Other                                          317            382
--------------------------------------------------------------------
  Total gross deferred tax assets             85,911         45,982
  Valuation allowance                        (14,744)       (10,659)
--------------------------------------------------------------------
  Net deferred tax assets                     71,167         35,323
--------------------------------------------------------------------
DEFERRED TAX LIABILITIES:
  Leases                                     (78,196)       (65,970)
  Depreciation                               (18,920)          (221)
--------------------------------------------------------------------
  Total gross deferred tax liabilities       (97,116)       (66,191)
--------------------------------------------------------------------
  NET DEFERRED TAX LIABILITY                 (25,949)       (30,868)
--------------------------------------------------------------------


At March 31, 1998, the Company has a net operating loss carryforward of approximately $68,485,000 and a research and development credit of $5,714,000, both relating to U.S. operations, available through the year March 31, 2013. The Company has an alternative minimum tax credit carryforward of $4,145,000, also relating to U.S. operations, which is available indefinitely. The Company has foreign net operating loss carryforwards of approximately $48,000,000 with varying expiration dates. Significant amounts of these losses are offset by valuation allowances reflecting the lack of certainty as to realization. The net change in the total valuation allowance for the years ended March 31, 1998 and 1997 was $4,085,000 and ($1,306,000), respectively.


8.    EMPLOYEE BENEFITS

Substantially all of the U.S. employees are entitled to participate in the Company's Profit Sharing Plan (the "Plan") established under Section 401(k) of the U.S. Internal Revenue Code. Employees are eligible to contribute voluntarily to the Plan after one year of continued service and attaining age 21. At its discretion, the Company may contribute 100% of the first 3% and 50% of the next 3% of the employee contribution. Employees are always vested in their contributed balance and become fully vested in the Company's contributions after four years of service. The expenses related to contributions to the Plan for the years ended March 31, 1998, 1997 and 1996 were approximately $15,116,000, $3,968,000, and $2,362,000, respectively.

Certain non-U.S. employees participate in defined contribution plans with varying vesting and contribution provisions. The expenses related to these contributions for the years ended March 31, 1998 and 1997 were approximately $6,032,000, and $2,100,000, respectively. In connection with the acquisition of the Office Imaging and outsourcing businesses, the Company acquired certain pension obligations of non-U.S. employees from Kodak. At March 31, 1998 the provision for these pension obligations was $8.1 million.

The Company has a Supplemental Executive Retirement Plan ("SERP") which provides additional income for certain of its U.S. executives upon retirement. Contributions to the SERP are at the discretion of the Company, and were $177,500 and $435,500, respectively, for the years ended March 31, 1998 and 1997.

9.    EARNINGS PER SHARE

The Company has implemented Statement of Financial Accounting Standards No. 128, "Earnings per Share" for the year ended March 31, 1998. The following table reconciles the numerator and denominator of the basic and diluted earnings per ADS computations.


                                                1998                                          1997
                                Income           Shares       Per-Share      Income          Shares       Per-Share
                              (Numerator)    (Denominator)      Amount     (Numerator)    (Denominator)    Amount
                                                         (In thousands except per share amounts)
-------------------------------------------------------------------------------------------------------------------
Net earnings                    $52,234                                       $41,777
BASIC EARNINGS
   PER ADS:
      Income available to
         shareholders            52,234           56,799        $ 0.92         41,777           56,268      $ 0.74
                                                                ======                                      ======
EFFECT OF DILUTIVE
   SECURITIES:
      Stock options                                1,042                                         1,457
                                                  ------                                        ------
DILUTED EARNINGS
  PER ADS:
     Income available to
     shareholders plus
     assumed conversion         $52,234           57,841        $ 0.90        $41,777           57,725      $ 0.72
------------------------------------------------------------------------------------------------------------------

                                                1996
                                Income           Shares       Per-Share
                              (Numerator)    (Denominator)      Amount
                                (In thousands except per share amounts)
-----------------------------------------------------------------------
Net earnings                    $45,215
BASIC EARNINGS
 PER ADS:
   Income available to
     shareholders                45,215         49,596        $ 0.91
                                                              ======
EFFECT OF DILUTIVE
   SECURITIES:
     Stock options                               1,937

DILUTED EARNINGS
  PER ADS:
     Income available to
     shareholders plus
     assumed conversion          45,215         51,533        $ 0.88
-----------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


The effect of the Company's $200.0 million of Convertible Subordinated Notes are not included in the computation of diluted earnings per ADS for the year ended March 31, 1998 since they are anti-dilutive.


10.   SHARE OPTION PLANS

The Company's share option plans authorize the granting of both incentive and non-incentive share options for an aggregate of 22,500,000 Ordinary Shares (5,625,000 ADS equivalents). Under these plans, options are granted at prices not less than market value on the date of grant and the maximum term of an option may not exceed ten years. Share options generally become vested after a period of three years subsequent to the date of the grant. At March 31, 1998, a total of 4,350,386 options were vested under these plans, with exercise prices ranging from 26.13 to 445.00 pence per share.

The Company also established The Danka Employees' Trust Fund (the "Employees' Trust") to be used in conjunction with The Danka 1996 Share Option Plan. The Employees' Trust may subscribe for shares in the Company, which the Company has granted in the form of share options, or it may purchase the shares on the open market. The Employees' Trust will transfer shares to the employee upon exercise of their options. No shares were acquired by the Company for the year ended March 31, 1998.

Transactions during the three years ended March 31, 1998 were as follows:


                                       Number of         Exercise price
                                     Ordinary Shares        in pence
-----------------------------------------------------------------------
Balance outstanding at
   March 31, 1995                       7,059,499        12.50-377.66
Granted                                 1,479,373       378.67-699.00
Exercised                              (1,850,268)       12.50- 74.25
Canceled                                  (90,500)      307.00-351.33
-----------------------------------------------------------------------
Balance outstanding at
   March 31, 1996                       6,598,104        12.50-699.00
Granted                                 3,868,294       359.67-780.00
Exercised                                (764,802)       12.50-439.67
Canceled                                 (271,500)      286.00-459.00
-----------------------------------------------------------------------
Balance outstanding at
   March 31, 1997                       9,430,096        26.13-780.00
Granted                                 8,780,405       217.92-762.50
Exercised                                (668,816)       41.00-439.67
Canceled                                 (872,600)      307.00-730.00
-----------------------------------------------------------------------
Balance outstanding at
  March 31, 1998                       16,669,085        26.13-780.00
-----------------------------------------------------------------------


Information with respect to share options outstanding at March 31, 1998 is as follows:


                            Number of       Weighted Average
                         Ordinary Shares   Contractual Life
 ------------------------------------------------------------
 Price range
   26.13-74.25 pence         3,394,400       2.2 years

 Price range
   215.66-390.33 pence       7,550,752       9.2 years

 Price range
   445.00-780.00 pence       5,723,933       8.9 years
-------------------------------------------------------------
                            16,669,085
-------------------------------------------------------------

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


                                    1998            1997              1996
                                    $000            $000              $000
                                             (Except per ADS data)
-----------------------------------------------------------------------------
Net earnings
  As reported                        52,234           41,777           45,215
  Pro forma                          36,869           34,903           43,585
Basic net earnings per ADS
  As reported                         $0.92            $0.74            $0.91
  Pro forma                           $0.65            $0.62            $0.88
Diluted net income per ADS
  As reported                         $0.90            $0.72            $0.88
  Pro forma                           $0.64            $0.60            $0.85
-----------------------------------------------------------------------------


The fair value of each option grant is estimated using the Black-Scholes option pricing model. The following assumptions were used in determining the fair value of each option grant for fiscal 1998: dividend yield of .51%; expected volatility of 139.0%; expected option life of 5 years; and the five-year risk-free rate at the time of each grant (5.8%-6.7%). For fiscal 1997 and 1996: dividend yield of .42%; expected volatility of 113.7%; expected option life of 5 years; and the five-year risk-free rate at the time of each grant (5.3%-7.0%).

The effects of applying Statement No. 123 in this pro forma disclosure are not indicative of future amounts.

11.    COMMITMENTS, CONTINGENCIES AND RELATED PARTY TRANSACTIONS

LEASES: The Company is obligated under various noncancelable operating leases for its office facilities, office equipment and vehicles. Future noncancelable lease commitments as of March 31, 1998, are as follows:


Year ending March 31                                       $000
----------------------------------------------------------------
1999                                                      87,306
2000                                                      63,147
2001                                                      48,143
2002                                                      27,143
2003                                                      16,132
Thereafter                                                21,647
----------------------------------------------------------------


Rental expense for fiscal years ended March 31, 1998, 1997 and 1996 was approximately $84,482,000, $53,509,000, and $22,993,000, respectively.

KODAK COMMITMENTS: In connection with the acquisition of the Office Imaging and outsourcing businesses, Kodak and the Company entered into a number of agreements effective December 31, 1996 relating to the purchase, sale and service of electrophotographic equipment and related software, supplies, accessories and spare parts manufactured or remanufactured by Kodak. The most significant of these agreements require the Company to purchase from Kodak various levels of equipment and related parts and supplies through 2001. For the year ended March 31, 1998, the Company recorded a provision of $10.0 million for the anticipated shortfall in equipment purchases under this agreement. In addition, the Company has an agreement to contribute a total of $175.0 million (plus an additional $30.0 million upon the achievement of identified milestones) to Kodak for ongoing research and development of new electrophotographic products through December 31, 2002.

LEASE COMMITMENTS: Danka Holding Company ("DHC"), a U.S. subsidiary of the Company, has an operating lease agreement (the "Agreement"), which expires on December 2002. The Agreement provides for DHC to lease certain real property in the U.S. The Agreement generally provides for DHC to pay property taxes, maintenance, insurance, and certain other operating costs of the leased properties. The leases covered by the Agreement provide for a residual guarantee by DHC at the end of the initial lease term, which has not been included in the table of future noncancelable lease commitments. The Agreement also includes purchase and renewal options at fair market values. DHC has the right to exercise a purchase option on the properties at the end of the lease term, or the properties can be sold to third parties. DHC expects the fair market value of the properties, subject to the purchase option or sale to third parties, to substantially reduce or eliminate DHC's payment under the residual value guarantee. DHC is obligated to pay the difference between the maximum amount of the residual guarantee and the fair market value at the termination of each lease under the Agreement. The maximum residual guarantee relative to the properties covered by the Agreement is equal to the total cost of the properties leased under the Agreement, which was approximately $38.2 million at March 31, 1998.

RELATED PARTY TRANSACTIONS: The Company remains contingently liable for the repayment of $792,000 of Industrial Revenue Bonds used to finance the construction of its corporate office in St. Petersburg, Florida. The obligation was assumed by a company controlled by the Chief Executive when it acquired the corporate office building. The Company leases its corporate office and three other offices owned by companies in which the Chief Executive has a significant interest. The above arrangements were entered into prior to the acquisition agreement dated December 1986 whereby Danka Business Systems PLC purchased Danka Industries, Inc. ("Danka"). For the years ended March 31, 1998, 1997 and 1996, Danka was charged $756,000, $748,000, and $689,000, respectively, for rent due under these leases. The leases expire at various dates, with the last lease expiring in December 2003. In addition, for the year ended March 31, 1998, the Company paid approximately $1,263,000 to a real estate services company whose president is related to the Chief Executive.

LITIGATION: Following the Company's December 16, 1997 announcement regarding the expected shortfall in revenue and earnings for the third quarter and 1998 fiscal year, purported class action lawsuits were filed in federal court in Florida against the Company and certain of its directors and officers, alleging violations of the federal securities laws. The cases are in the early stages and while it is impossible to predict the outcome or impact of such litigation, management believes this litigation is without merit and intends to vigorously defend the lawsuits. The Company is subject to other legal proceedings and claims which arise in the ordinary course of its business. Management believes that the resolution of the above matters will not have a material effect upon the Company's financial position or results of operations or liquidity.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


12.   RESTRUCTURING CHARGES

FISCAL 1998: In the third quarter of fiscal 1998, the Company recorded an $11.0 million pre-tax restructuring charge, related to the integration of the Office Imaging division acquired from Kodak with the Company's existing sales and service network. The restructuring charge principally consists of severance and other employee termination benefits, and will result in the separation of over 1,000 employees worldwide. These reductions are principally coming from sales support, administration and management, and are expected to be completed on a worldwide basis by December 1998. This charge reduced net earnings by approximately $6.9 million or $0.12 per ADS.

FISCAL 1997: In the third quarter of fiscal 1997, the Company recorded a $35.0 million pre-tax restructuring charge, related to the acquisition of the Office Imaging division acquired from Kodak and the related transition to the Company's Market Based Approach in North America. As of March 31, 1998, approximately $13.3 million remained in accrued liabilities, primarily for the closing of duplicate facilities. The closure of these facilities is expected to be completed on a worldwide basis by December 1998.


13.   FINANCIAL INSTRUMENTS

FAIR VALUE OF FINANCIAL INSTRUMENTS: At March 31, 1998, the carrying values of cash and cash equivalents, accounts receivable, accounts payable, accrued expenses, and other notes payable approximated fair value due to the short-term maturities of these assets and liabilities. The estimated fair market value of the Company's $200.0 million 6.75% Convertible Subordinated Notes at March 31, 1998 was approximately $191.3 million, based on the quoted market price of the Notes. The estimated fair market value at March 31, 1998 of the Company's Credit Agreement approximated the carrying amount of the debt, due to the short-term maturities of the individual components of the debt.

FOREIGN CURRENCY INSTRUMENTS: From time to time, the Company enters into forward and option contracts to manage its exposure to fluctuations in foreign currency exchange rates on specific transactions. Foreign exchange forward contracts are legal agreements between two parties to purchase and sell a foreign currency, for a price specified at the contract date. The fair value of foreign exchange forward contracts is estimated by obtaining quotes for futures contracts with similar terms, adjusted where necessary for maturity differences. To hedge its foreign currency exposure, the Company also purchases foreign exchange options which permit, but do not require, the Company to exchange foreign currencies at a future date with another party at a contracted exchange rate. The fair value of foreign exchange options is estimated using active exchange quotations. At March 31, 1998, there were no outstanding forward contracts or option contracts to buy or sell foreign currency. For the year ended March 31, 1998, gains and losses realized on forward contracts and option contracts were not material.

Under the Company's Credit Agreement, it is required to enter into arrangements that provide protection from the volatility of variable interest rates for a portion of the outstanding principal balance on the Credit Agreement. To fulfill this obligation, the Company has utilized interest rate swap agreements to eliminate the impact of interest rate changes on certain variable rate principal balances outstanding under the Credit Agreement. At March 31, 1998, the Company has interest rate swap agreements with five financial institutions, effectively converting variable rate principal balances to fixed rates for periods of two to three years. Therefore, at March 31, 1998, the Company maintained interest rate swaps on principal/notional amounts of DEM85.0 million ($46.0 million), NLG95.3 million ($45.7 million), and U.S.$100.0 million, with weighted average fixed rates of approximately 5.0%.

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

14.   QUARTERLY FINANCIAL DATA (UNAUDITED)

The following table presents selected quarterly financial data for the periods indicated:


                                                     June 30    September 30    December 31           March 31
                                                      $000          $000           $000                 $000
                                                                    (Except per ADS data)
--------------------------------------------------------------------------------------------------------------
Fiscal 1998
         Revenue                                     842,838       823,513        842,976              839,659
         Gross profit                                317,912       307,778        306,108              303,471
         Net earnings (loss)                          18,466        19,725           (373)(a)           14,416
         Net earnings (loss) per ADS (diluted)       $  0.32       $  0.34       $  (0.01)(a)          $  0.25
--------------------------------------------------------------------------------------------------------------
Fiscal 1997
         Revenue                                     401,955       420,528        441,146              837,418
         Gross profit                                159,079       168,038        172,822              319,464
         Net earnings (loss)                          14,331        14,397         (5,916)(b)(c)        18,965
         Net earnings (loss) per ADS (diluted)       $  0.25       $  0.25       $  (0.10)(b)(c)       $  0.33
--------------------------------------------------------------------------------------------------------------


Note:    Net earnings (loss) per ADS have been restated (see note 1).
(a) Includes the effect of a restructuring charge of $11.0 million, and a $10 million provision for the anticipated shortfall in equipment purchases under the multi-year supply agreements with Kodak, or $0.23 per ADS (diluted).
(b) Includes the effect of a restructuring charge of $35.0 million or $0.38 per ADS (diluted).
(c) Includes the effect of an extraordinary loss of $0.6 million or $0.01 per ADS (diluted) due to the early extinguishment of debt.

INDEPENDENT AUDITOR'S REPORT


To the Members of Danka Business Systems PLC

We have audited the consolidated balance sheets of Danka Business Systems PLC and subsidiaries as of March 31, 1998 and 1997, and the related consolidated statements of earnings, shareholders' equity and cash flows for each of the years in the three-year period ended March 31, 1998. These consolidated financial statements are the responsibility of the group's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the aforementioned consolidated financial statements present fairly in all material respects the financial position of Danka Business Systems PLC and subsidiaries as of March 31, 1998 and 1997, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 1998 in conformity with generally accepted accounting principles in the United States.




KPMG Audit Plc
Chartered Accountants
Registered Auditors
London, England                                                   May 15, 1998