Form 10-K, Exhibit 13
period 1999-03-31
DANKA BUSINESS SYSTEMS PLC
filed 1999-07-14
CIK 894010

                                                                      Exhibit 13
SELECTED CONSOLIDATED FINANCIAL DATA

                                                           1999          1998         1997        1996      1995
                                                           $000          $000         $000        $000      $000
For the years ended March 31                                              (Except per ADS data)
------------------------------------------------------------------------------------------------------------------
REVENUE:
  Retail                                                2,676,306     3,054,167    1,851,766   1,069,593   702,740
  Wholesale                                               220,914       268,569      240,531     170,711    99,456
------------------------------------------------------------------------------------------------------------------
                                                        2,897,220     3,322,736    2,092,297   1,240,304   802,196
------------------------------------------------------------------------------------------------------------------
GROSS PROFIT:
  Retail                                                  962,611     1,168,375      766,592     466,533   306,202
  Special charges, retail gross profit                    (57,853)      (10,000)          --          --        --
  Wholesale                                                31,653        50,644       44,061      30,116    17,691
  Special charges, wholesale gross profit                    (514)           --           --          --        --
------------------------------------------------------------------------------------------------------------------
                                                          935,897     1,209,019      810,653     496,649   323,893

Selling, general and administrative expenses              979,008       979,381      641,905     378,407   245,525
Special charges, general and administrative expenses       16,805            --           --          --        --
Amortization of intangible assets                          19,714        21,232       19,386      13,587     6,818
Write-off of goodwill and other long-lived assets         109,474            --           --          --        --
Commitment to Kodak under R&D agreements                   53,434        50,000       12,500          --        --
Restructuring charges                                      40,818        11,000       35,000       8,500        --
------------------------------------------------------------------------------------------------------------------
(LOSS) EARNINGS FROM OPERATIONS                          (283,356)      147,406      101,862      96,155    71,550
Interest expense and other, net                            74,197        64,214       33,985      21,566     7,742
------------------------------------------------------------------------------------------------------------------
(LOSS) EARNINGS BEFORE INCOME TAXES                      (357,553)       83,192       67,877      74,589    63,808
Provision (benefit) for income taxes                      (62,773)       30,958       25,522      28,241    24,761
------------------------------------------------------------------------------------------------------------------
(LOSS) EARNINGS BEFORE EXTRAORDINARY ITEM                (294,780)       52,234       42,355      46,348    39,047
Extraordinary item*                                            --            --          578       1,133        --
------------------------------------------------------------------------------------------------------------------
NET (LOSS) EARNINGS                                      (294,780)       52,234       41,777      45,215    39,047
------------------------------------------------------------------------------------------------------------------

PER ADS DATA:
  Basic (loss) earnings per ADS                            $(5.18)        $0.92        $0.74       $0.91     $0.83
  Diluted (loss) earnings per ADS                          $(5.18)        $0.90        $0.72       $0.88     $0.80

  Dividends per ADS                                            --         $0.20        $0.16       $0.13     $0.11

BALANCE SHEET DATA:

Total assets                                            1,905,142     2,178,941    2,352,704   1,091,556   635,314
Long-term debt, less current maturities                 1,052,415       858,892    1,059,823     318,262   233,681
Shareholders' equity                                      171,164       480,307      465,731     441,843   206,408

*Extraordinary item in fiscal 1997 and 1996 represents the loss on early extinguishment of debt, net of the related income tax benefit.

Note: Certain prior year amounts have been reclassified to conform with the current year presentation.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

THE COMPANY

Danka Business Systems PLC together with its subsidiaries ("Danka" or the "Company") is one of the world's largest independent suppliers of photocopiers, facsimiles and other related office imaging equipment. The Company primarily markets these products and related services, parts and supplies on a direct basis to retail customers. The Company principally distributes Canon, Kodak, Ricoh and Toshiba products. It also distributes Konica and Minolta products in certain markets. In addition, the Company markets private label photocopiers and facsimiles and related supplies on a direct basis under the Company's Infotec trademark. The Company also markets photocopiers, facsimiles, and related parts and supplies on a wholesale basis to independent dealers through its international operations. The Company closed its U.S. wholesale operations effective March 31, 1999. The closure was related to the Company's efforts to restructure its operations and focus on core, higher margin businesses.

The Company also provides worldwide document services through its outsourcing business, Danka Services International ("DSI") which was acquired in December 1996 from Kodak. Services provided by DSI range from on- and off-site document services, including the management of central reprographics departments, the placement and maintenance of convenience copiers, print-on-demand operations and document archiving and retrieval services.

On October 16, 1998, the Company announced the appointment of Wasserstein Perella & Co. ("Wasserstein") as financial advisor to the Company. In conjunction with Wasserstein, the Company began an evaluation of its strategic and financial options, including the possible sale of certain divisions. On May 20, 1999, the Company announced that it signed an agreement to sell DSI to a newly formed company controlled by Schroder Ventures, an international private equity group. On June 30, 1999, the agreement to sell DSI to Schroder Ventures was terminated. The Company was informed by IBM, a customer of DSI, that there was a distinct possibility IBM might choose to exercise its right to terminate its agreement as a customer with DSI, and that this action could occur at any time. As a result of this notice, and after discussions with IBM, Schroder Ventures informed the Company that Schroder Ventures and its lenders declined to close the transaction.

The Company also announced on June 18, 1999, that it signed a definitive agreement to sell its facsimile division, Omnifax, to Xerox Corporation for $45.0 million in cash. Through its Omnifax division, the Company markets private label facsimiles and related parts and supplies on a direct basis under its dex and Omnifax trademarks. The Company expects to complete the sale of Omnifax in the second quarter of fiscal 2000.

The Company's performance in fiscal 1999 was impacted by a number of factors including reduced retail equipment sales, reduced retail service, supplies and rentals revenue, lower retail equipment margins and higher SG&A expenses, primarily in the U.S. See -- "Results of Operations" for full discussion.

The lower retail equipment sales were partially affected by the accelerated shift in customer demand from analog to digital products. The Company took several steps in fiscal 1999 to improve its digital product availability to meet the accelerated shift in customer demand. In September 1998, Danka announced a new strategic alliance with Canon that allows the Company to offer the complete line of Canon color copiers to all of its customers throughout North America, Europe and select Latin American countries. In January, the Company received authorization from Canon to offer a full line of digital black and white copiers throughout the U.S. The Company has similar distribution rights regarding Toshiba digital black and white products. Furthermore, the Company introduced its first high-volume digital machine, the DigiSource 9110, in March 1999 at CeBit, an international trade fair in Hanover, Germany and launched worldwide distribution of the product in July. The Company is currently negotiating a long-term supply agreement with Heidelberg for the DigiSource 9110. The DigiSource 9110 was developed by Kodak and is designed and assembled through a joint venture by Heidelberg Digital and Nexpress Solutions.

The Company announced in the third quarter of fiscal 1999 its worldwide cost reduction program with the goal of reducing SG&A and improving profitability. A key element of the cost reduction program is to bring SG&A expenditures of the Company's U.S. division in line with anticipated revenue. The Company took several initiatives during the second half of fiscal 1999 including the elimination of various advertising programs and non-essential IT projects, headcount reductions and the closure of facilities. In January, the Company announced the closure of its Rochester, NY facilities, which resulted in the reduction of 450 positions. The Company announced a total elimination of 1,400 positions related to the worldwide cost reduction program. As of March 31, 1999, over 900 of these positions were eliminated; the remaining eliminations were completed by the end of the first quarter of fiscal 2000. Essential functions including the Company's U.S. National Service Dispatch Call Center and regional sales and service operations were not affected. The Company expects to generate approximately $100.0 million in annualized savings after full implementation of its worldwide cost reduction program.

In December 1998, the Company completed the IT separation from Kodak's computer infrastructure worldwide. The separation from Kodak's systems involved several business processes including financial reporting, invoicing, voice mail and electronic mail support for the Office Imaging business acquired from Kodak in December 1996.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

The following tables set forth for the periods indicated the dollar amounts and percentage of total revenue represented by certain items in the Company's Consolidated Statements of Operations before and after restructuring and other special charges:

AFTER RESTRUCTURING AND OTHER SPECIAL CHARGES:

                                                         Years ended March 31
(In millions)                                         1999       1998       1997
----------------------------------------------------------------------------------
REVENUE:
  Retail equipment sales                            $  755.5   $  985.3   $  699.0
  Retail service, supplies and rentals               1,920.8    2,068.9    1,152.8
  Wholesale                                            220.9      268.5      240.5
----------------------------------------------------------------------------------
TOTAL REVENUE                                        2,897.2    3,322.7    2,092.3
Cost of revenue                                      1,961.3    2,113.7    1,281.6
----------------------------------------------------------------------------------
GROSS PROFIT                                           935.9    1,209.0      810.7
Selling, general and administrative expenses           995.8      979.4      641.9
Amortization of intangible assets                       19.7       21.2       19.4
Write-off of goodwill and other long-lived assets      109.5         --         --
Commitment to Kodak under R&D agreements                53.4       50.0       12.5
Restructuring charges                                   40.8       11.0       35.0
----------------------------------------------------------------------------------
(LOSS) EARNINGS FROM OPERATIONS                       (283.3)     147.4      101.9
Interest expense and other, net                         74.2       64.2       34.0
----------------------------------------------------------------------------------
(LOSS) EARNINGS BEFORE INCOME TAXES                   (357.5)      83.2       67.9
Provision (benefit) for income taxes                   (62.7)      31.0       25.5
----------------------------------------------------------------------------------
(LOSS) EARNINGS BEFORE EXTRAORDINARY ITEM             (294.8)      52.2       42.4
Extraordinary item                                        --         --        0.6
----------------------------------------------------------------------------------
NET (LOSS) EARNINGS                                 $ (294.8)  $   52.2   $   41.8
----------------------------------------------------------------------------------

                                                        Years ended March 31
(Percentage of total revenue)                         1999      1998     1997
--------------------------------------------------------------------------------
REVENUE:
  Retail equipment sales                               26.1%     29.6%    33.4%
  Retail service, supplies and rentals                 66.3      62.3     55.1
  Wholesale                                             7.6       8.1     11.5
--------------------------------------------------------------------------------
TOTAL REVENUE                                         100.0     100.0    100.0
Cost of revenue                                        67.7      63.6     61.3
--------------------------------------------------------------------------------
GROSS PROFIT                                           32.3      36.4     38.7
Selling, general and administrative expenses           34.4      29.5     30.7
Amortization of intangible assets                       0.7       0.6      0.9
Write-off of goodwill and other long-lived assets       3.8        --       --
Commitment to Kodak under R&D agreements                1.8       1.5      0.6
Restructuring charges                                   1.4       0.4      1.6
--------------------------------------------------------------------------------
(LOSS) EARNINGS FROM OPERATIONS                        (9.8)      4.4      4.9
Interest expense and other, net                         2.5       1.9      1.7
--------------------------------------------------------------------------------
(LOSS) EARNINGS BEFORE INCOME TAXES                   (12.3)      2.5      3.2
Provision (benefit) for income taxes                   (2.1)      0.9      1.2
--------------------------------------------------------------------------------
(LOSS) EARNINGS BEFORE EXTRAORDINARY ITEM             (10.2)      1.6      2.0
Extraordinary item                                       --        --       --
--------------------------------------------------------------------------------
NET (LOSS) EARNINGS                                   (10.2)      1.6      2.0
--------------------------------------------------------------------------------

BEFORE RESTRUCTURING AND OTHER SPECIAL CHARGES:

                                                            Years ended March 31
(In millions)                                           1999        1998       1997
-------------------------------------------------------------------------------------
REVENUE:
  Retail equipment sales                              $  755.5    $  985.3   $  699.0
  Retail service, supplies and rentals                 1,920.8     2,068.9    1,152.8
  Wholesale                                              220.9       268.5      240.5
-------------------------------------------------------------------------------------
TOTAL REVENUE                                          2,897.2     3,322.7    2,092.3
Cost of revenue                                        1,903.0     2,103.7    1,281.6
-------------------------------------------------------------------------------------
GROSS PROFIT                                             994.2     1,219.0      810.7
Selling, general and administrative expenses             979.0       979.4      641.9
Amortization of intangible assets                         19.7        21.2       19.4
Write-off of goodwill and other long-lived assets           --          --         --
Commitment to Kodak under R&D agreements                  53.4        50.0       12.5
Restructuring charges                                       --          --         --
-------------------------------------------------------------------------------------
(LOSS) EARNINGS FROM OPERATIONS                          (57.9)      168.4      136.9
Interest expense and other, net                           74.2        64.2       34.0
-------------------------------------------------------------------------------------
(LOSS) EARNINGS BEFORE INCOME TAXES                     (132.1)      104.2      102.9
Provision (benefit) for income taxes                     (13.2)       38.8       38.7
-------------------------------------------------------------------------------------
(LOSS) EARNINGS BEFORE EXTRAORDINARY ITEM               (118.9)       65.4       64.2
Extraordinary item                                          --          --         --
-------------------------------------------------------------------------------------
NET (LOSS) EARNINGS                                   $ (118.9)   $   65.4   $   64.2
-------------------------------------------------------------------------------------

                                                         Years ended March 31
(Percentage of total revenue)                          1999      1998     1997
--------------------------------------------------------------------------------
REVENUE:
  Retail equipment sales                                26.1%     29.6%    33.4%
  Retail service, supplies and rentals                  66.3      62.3     55.1
  Wholesale                                              7.6       8.1     11.5
--------------------------------------------------------------------------------
TOTAL REVENUE                                          100.0     100.0    100.0
Cost of revenue                                         65.7      63.3     61.3
--------------------------------------------------------------------------------
GROSS PROFIT                                            34.3      36.7     38.7
Selling, general and administrative expenses            33.8      29.5     30.7
Amortization of intangible assets                        0.7       0.6      0.9
Write-off of goodwill and other long-lived assets         --        --       --
Commitment to Kodak under R&D agreements                 1.8       1.5      0.6
Restructuring charges                                     --        --       --
--------------------------------------------------------------------------------
(LOSS) EARNINGS FROM OPERATIONS                         (2.0)      5.1      6.5
Interest expense and other, net                          2.5       1.9      1.6
--------------------------------------------------------------------------------
(LOSS) EARNINGS BEFORE INCOME TAXES                     (4.5)      3.2      4.9
Provision (benefit) for income taxes                    (0.4)      1.2      1.8
--------------------------------------------------------------------------------
(LOSS) EARNINGS BEFORE EXTRAORDINARY ITEM               (4.1)      2.0      3.1
Extraordinary item                                        --        --       --
--------------------------------------------------------------------------------
NET (LOSS) EARNINGS                                     (4.1)      2.0      3.1
--------------------------------------------------------------------------------

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following tables set forth for the periods indicated the dollar gross profit margin and the percentage for each of the Company's revenue classifications before and after restructuring and other special charges:

AFTER RESTRUCTURING AND OTHER SPECIAL CHARGES:

                                                         Years ended March 31
(In millions)                                         1999       1998       1997
--------------------------------------------------------------------------------
GROSS PROFIT:
  Retail equipment sales                            $166.4     $327.5     $261.6
  Retail service, supplies and rentals               738.4      830.9      505.0
  Wholesale                                           31.1       50.6       44.1

(As percentage of each                                  Years ended March 31
revenue classification)                              1999       1998       1997
--------------------------------------------------------------------------------
GROSS PROFIT:
  Retail equipment sales                             22.0%      33.2%      37.4%
  Retail service, supplies and rentals               38.4       40.2       43.8
  Wholesale                                          14.1       18.9       18.3

BEFORE RESTRUCTURING AND OTHER SPECIAL CHARGES:

                                                         Years ended March 31
(In millions)                                         1999       1998       1997
--------------------------------------------------------------------------------
GROSS PROFIT:
  Retail equipment sales                            $197.1     $337.5     $261.6
  Retail service, supplies and rentals               765.5      830.9      505.0
  Wholesale                                           31.6       50.6       44.1

(As percentage of each                                  Years ended March 31
revenue classification)                              1999       1998       1997
--------------------------------------------------------------------------------
GROSS PROFIT:
  Retail equipment sales                             26.1%      34.2%      37.4%
  Retail service, supplies and rentals               39.9       40.2       43.8
  Wholesale                                          14.3       18.9       18.3

THE FOLLOWING COMPARISON ANALYSIS FOR THE THREE YEARS ENDED MARCH 31, 1999 IS BASED ON THE COMPANY'S RESULTS BEFORE THE EFFECT OF RESTRUCTURING AND OTHER SPECIAL CHARGES. TO REVIEW THE EFFECTS OF SUCH CHARGES ON THE COMPANY'S OPERATIONS, REFER TO THE COMPARATIVE TABLES ON PAGES 8 - 10 OF THIS ANNUAL REPORT.

REVENUE: Fiscal 1999 revenue declined 13% to $2.9 billion from $3.3 billion in fiscal 1998, due to lower revenue in all of the Company's segments, retail equipment sales, retail service, supplies and rentals and wholesale revenue. Retail equipment sales and retail service, supplies and rentals revenue were lower in both the U.S. and international markets while the decline in wholesale revenue was primarily due to declining sales in the Company's U.S. wholesale operations. The Company closed its U.S. wholesale operations effective March 31, 1999.

The Company believes the shortfall in retail equipment sales, which declined 23% to $755.5 million, was related to a number of factors. First, equipment sales in the U.S. and international markets were affected in the third and fourth quarters by the negative press regarding the Company's financial situation, which led to some price discounting. Second, the Company's product availability was constrained due to stricter credit terms with suppliers primarily during the third quarter. Similarly, the Company lacked the digital product availability necessary to compete in marketplaces experiencing the accelerated shift to digital products primarily in the U.S. and Australasia. During the second half of the fiscal year, the Company also experienced difficulties in receiving lease financing, resulting in delays and loss of sales in both the North American and international markets. See -- "Liquidity and Capital Resources" for discussion on GE Capital agreement and the Company's ability to meet necessary requirements imposed by GE Capital. The International division's equipment sales, primarily in the U.K. and Australasia, were also impacted as a result of competitive pressures from Japanese manufacturers selling directly to customers. The Company took several steps in fiscal 1999 to improve its digital portfolio to meet the accelerated shift in customer demand. In September 1998, the Company entered into an alliance with Canon, allowing the Company to offer the complete line of Canon color copiers to all of its customers throughout North America, Europe and select Latin American countries. In January 1999, the Company received authorization from Canon to offer a full line of digital black and white copiers throughout the U.S. The Company has similar distribution rights regarding Toshiba digital black and white products. Furthermore, the Company introduced its first high-volume digital machine, the DigiSource 9110, in March 1999 and launched worldwide distribution of the product in July.

The Company's retail service, supplies and rentals revenue declined 7% to $1.9 billion in fiscal 1999 from $2.1 billion in fiscal 1998. The decline was primarily due to two factors. First, the continued erosion of the U.S. installed machine base, specifically within the Company's named accounts, resulted in a decline in service and supply revenue. Second, supply sales in the Company's International division weakened due to the competitive pressures from Japanese manufacturers selling directly to customers.

Wholesale revenue declined 18% to $220.9 million in fiscal 1999 from $268.6 million in fiscal 1998. The decline was primarily due to lower sales in the U.S. in both equipment and supplies as result of the Company focusing its efforts on higher profit margin sales. The Company closed its U.S. wholesale division effective March 31, 1999.

Fiscal 1998 revenue increased 59% to $3.3 billion from $2.1 billion in fiscal 1997. The increase primarily resulted from significant contributions from acquisitions, principally the acquisition of Kodak's Office Imaging and outsourcing businesses in December 1996.

The acquisition of Kodak's Office Imaging and outsourcing businesses significantly changed the Company's revenue mix due to the higher percentage of retail service, supplies and rentals generated by the businesses. As a percentage of total revenue, retail equipment and wholesale sales declined as retail service, supplies and rentals increased. Retail service, supplies and rentals revenue increased 79% to $2.1 billion in fiscal 1998 from $1.1 billion in fiscal 1997. The increase was primarily due to the acquisition of Kodak's Office Imaging and outsourcing businesses. Wholesale revenue increased 12% to $268.6 million in fiscal 1998 from $240.5 million in fiscal 1997. The increase was primarily due to stronger supply sales in the U.S.

Approximately 40% of the Company's revenue is generated in countries outside of the United States. As a result of foreign currency fluctuations, the Company's revenue for the fiscal years 1999, 1998 and 1997 was negatively impacted by $16.8 million, $100.0 million and $23.0 million, respectively

GROSS PROFIT: Gross profit declined 18% to $994.2 million in fiscal 1999 from $1.2 billion in fiscal 1998. The gross profit margin as a percentage of total revenue decreased to 34.3% in fiscal 1999 from 36.7% in fiscal 1998. The decline in the Company's combined gross profit margin, before special charges, was primarily due to a lower retail equipment margin. Including the effect of special charges to cost of retail equipment sales, retail service, supplies and rental costs, and wholesale costs of revenue during fiscal 1999 and the $10.0 million provision for the anticipated shortfall in equipment purchases recorded in the third quarter of fiscal 1998, gross profit was $935.9 million in fiscal 1999 compared to $1.2 billion in fiscal 1998. See Note 6 to the consolidated financial statements for discussion.

Gross profit as a percentage of retail equipment sales decreased to 26.1% in fiscal 1999 compared to 34.2% in fiscal 1998. The decline in the retail equipment margin was attributable to several factors, including the write-down of certain of the Company's non-Kodak branded inventory to estimated market value during the third quarter and the Company's efforts to reduce used machine and out-of-the-box inventories during the fiscal year. The net impact of these factors was approximately $25.0 million. See Note 6 to the consolidated financial statements for discussion on other special inventory write-downs affecting Kodak branded equipment. Other factors that affected the Company's retail equipment margin were primarily external market pressures. First, the negative press regarding the Company's financial situation led to price discounting to customers. Second, the impact of competitive pressures on equipment sales has increased in the U.S. and international markets as a result of the accelerated shift to digital products and the direct selling by Japanese manufacturers, the latter occurring more so in the international market. The Company believes that these competitive pressures in the U.S. and International markets will continue. Including the effect of special charges, gross profit as a percentage of retail equipment sales declined to 22.0% for fiscal 1999. See
Note 6 to the consolidated financial statements for discussion.

As a percentage of revenue, the gross profit margin on retail service, supplies and rentals, declined 30 basis points to 39.9% in fiscal 1999 compared to 40.2% in fiscal 1998. Excluding DSI, the Company's outsourcing business, which has a lower gross profit margin compared to the Company's core copier business, the retail service, supplies and rentals margin increased to 43.0% in fiscal 1999 compared to 42.4% in fiscal 1998. Including special charges to retail service, supplies and rental costs, the Company reported a gross profit margin of 38.4% in fiscal 1999. See Note 6 to the consolidated financial statements for discussion.

As a percentage of revenue, the gross profit margin on wholesale sales declined to 14.3% in fiscal 1999 from 18.9% in fiscal 1998. The decline is primarily due to competitive pressures in the international and U.S. markets as well as a write-down of the Company's U.S. wholesale inventory to estimated market value. The Company closed its U.S. wholesale operations effective March 31, 1999. In addition, the comparable wholesale margin in fiscal 1998 was particularly strong due to solid private label sales. Including special charges to wholesale costs of revenue for the write-down of inventory, the Company reported a gross profit margin of 14.1% in fiscal 1999. See Note 6 to the consolidated financial statements for discussion.

Fiscal 1998 gross profit increased 50% to $1.2 billion from $810.7 million in fiscal 1997. As a percentage of total revenue, fiscal 1998 gross profit declined to 36.7% from 38.7% in fiscal 1997. The decrease was primarily related to the acquisition of the Office Imaging and outsourcing businesses which have lower individual gross profit margins than the Company's core operations at that time, as well as the Company's push to reduce inventory levels at year-end which impacted the retail equipment margin. The retail equipment margin declined to 34.2% in fiscal 1998 from 37.4% in fiscal 1997. As a percentage of revenue, the gross profit margin on retail service, supplies and rentals, decreased to 40.2% in fiscal 1998 from 43.8% in fiscal 1997 primarily due to the acquisition of the Office Imaging and outsourcing businesses which have lower individual gross profit margins. Excluding DSI, the retail service, supplies and rentals gross profit margin was 42.4% and 45.0% in fiscal 1998 and 1997, respectively. Gross profit as a percentage of wholesale revenue increased 60 basis points to 18.9% in fiscal 1998 from 18.3% in fiscal 1997. The increase was primarily due to stronger margins on the Company's private label sales.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES: Selling, general and administrative ("SG&A") expenses remained relatively constant at $979.0 million and $979.4 million in fiscal 1999 and 1998, respectively. A decline in selling expenses primarily due to lower retail equipment sales was offset by higher general and administrative expenses, the majority of which occurred during the second half of fiscal 1999. Primary factors of the increase in general and administrative expenses included increased bad debt expenses, professional

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

fees related to the Company's restructuring efforts and costs associated with the IT separation from Kodak in December. The net impact of these factors was approximately $15.0 million. During the third quarter of fiscal 1999, the Company implemented a worldwide cost reduction program with the goal of reducing SG&A levels. As a percentage of revenue, total SG&A expenses increased to 33.8% in fiscal 1999 from 29.5% in fiscal 1998. The increase was primarily due to the decline in total revenue. Including the effect of special charges during fiscal 1999, the Company reported total SG&A expenses of $995.8 million. See Note 6 to the consolidated financial statements for discussion.

Fiscal 1998 selling, general and administrative expenses increased 53% to $979.4 million from $641.9 million in fiscal 1997. The increase was primarily related to acquisitions, principally the acquisition of the Office Imaging and outsourcing businesses. As a percentage of total revenue, selling, general and administrative expenses decreased to 29.5% in fiscal 1998 compared to 30.7% in fiscal 1997. The decrease primarily related to the Company's transition to the Market Based Approach during the first quarter of fiscal 1998, which reduced certain duplicative administrative costs through the centralization of various management and administrative functions throughout the Company's core operations in North America.

AMORTIZATION OF INTANGIBLE ASSETS: Amortization of intangible assets decreased to $19.7 million for fiscal 1999 compared to $21.2 million for fiscal 1998. In connection with the Company's analysis of operations and restructuring plan announced during the third quarter of fiscal 1999, the Company evaluated its goodwill and other long-lived assets for recoverability. The Company determined that based on changes in the business environment and an analysis of projected cash flows, the carrying amount of certain goodwill and other long-lived assets in the U.S. and Canada would not be recoverable. Accordingly, the resulting analysis necessitated a write-down of $107.9 million during the third quarter, comprised of $89.5 million in the U.S. and $18.4 million in Canada. The estimated fair values of the Company's goodwill and other long-lived assets have been determined by calculating the present value of estimated expected future cash flows using an appropriate discount rate. In the fourth quarter, the Company decided to close its U.S. wholesale division and wrote-off $1.6 million of goodwill. See Note 6 to the consolidated financial statements. In fiscal 1998, amortization of intangible assets increased to $21.2 million from $19.4 million in fiscal 1997. The increase related to acquisitions.

COMMITMENT TO KODAK UNDER RESEARCH AND DEVELOPMENT AGREEMENTS: In connection with the acquisition of the Office Imaging and outsourcing businesses in December 1996, the Company was providing funding to Kodak for ongoing research and development for new electrophotographic equipment. Under the Research and Development agreement, the Company was to pay Kodak a sum of $175.0 million over the period April 1, 1997 through December 31, 2002 (plus an additional $30.0 million if certain milestones were met). Effective December 15, 1998 the Research and Development agreement was terminated. Following the termination of this agreement, the Company and Kodak reached a new agreement under which Kodak was required to finish the development of a digital high-volume copier, the DigiSource 9110. Under this agreement, the Company agreed to pay Kodak amounts totaling approximately $23.0 million. See --"Liquidity and Capital Resources" and Note 12 to the consolidated financial statements. The Company recorded commitments to Kodak under research and development agreements of $53.4 million, $50.0 million and $12.5 million in fiscal 1999, 1998 and 1997, respectively.

RESTRUCTURING CHARGES: The Company recorded a $42.7 million pre-tax restructuring charge during fiscal 1999, primarily related to the Company's worldwide cost reduction program announced during the third quarter. Through several key initiatives, it is the Company's goal to reduce SG&A and improve profitability. See Note 6 to the consolidated financial statements. The fiscal 1999 restructuring charge was reduced by $1.9 million for remaining liabilities unused from prior restructuring charges in fiscal 1998 and fiscal 1997 resulting in a net charge of $40.8 million. In fiscal 1998, the Company recorded an $11.0 million pre-tax restructuring charge principally related to the integration of the Office Imaging business. The charge consisted of severance and other employee termination benefits. The Company also recorded a $35.0 million pre-tax restructuring charge in fiscal 1997 related to the acquisition of the Office Imaging business and the transition to the Company's Market Based Approach in North America. The charge consisted of severance and other employee termination benefits, lease settlement costs and the write-off of certain leasehold improvements and other fixed assets.

EARNINGS (LOSS) FROM OPERATIONS: The Company reported an operating loss of $57.9 million in fiscal 1999 compared to earnings from operations of $168.4 million in fiscal 1998. Earnings from operations were primarily impacted by the decline in revenue, lower combined gross profit and higher SG&A expenses. Including restructuring and other special charges, the Company reported an operating loss of $283.3 million in fiscal 1999 compared to earnings from operations of $147.4 million in fiscal 1998. See Note 6 to the consolidated financial statements for discussion. Fiscal 1998 earnings from operations were 23% higher than fiscal 1997 earnings from operations of $136.9 million, primarily due to an increase in revenue. As a percentage of revenue, fiscal 1998 earnings from operations before restructuring and special charges declined to 5.1% from 6.3% in fiscal 1997. The decline was primarily due to a lower combined gross profit margin and the $50.0 million research and development commitments to Kodak. Including restructuring and other special charges, the Company reported earnings from operations of $147.4 in fiscal 1998 and $101.9 million in fiscal 1997. See Note 6 to the consolidated financial statements.

INTEREST EXPENSE AND OTHER, NET: Interest expense and other, net increased to $74.2 million in fiscal 1999 compared to $64.2 million in fiscal 1998 and $34.0 million in fiscal 1997. The increase in fiscal 1999 primarily related to higher levels of borrowings and a higher interest rate during the year. The interest rate increase was due to the amendments to the Company's Credit Agreement effective June 30, 1998 and the waiver fee paid by the Company to its lenders. See --"Liquidity and Capital Resources." The increase in fiscal 1998 was primarily due the borrowings used to fund the acquisition of the Office Imaging and outsourcing businesses.

INCOME TAXES: Including restructuring and other special charges, the Company recorded a tax benefit of $62.7 million in fiscal 1999 compared to income taxes of $31.0 million in fiscal 1998. The tax benefit was due to the loss before income taxes, which resulted from the factors previously discussed. The combined effective income tax rate declined from 37.2% in fiscal 1998 to a tax benefit of 17.6% in fiscal 1999. The reduction in the effective tax rate is the result of non-tax deductible items, primarily the write-off of goodwill and other long-lived assets, valuation allowances established as a result of uncertainties about the ability to utilize net operating loss carry-forwards in certain jurisdictions, principally in the U.K. and Canada, and the pre-tax loss. Excluding the effect of restructuring and other special charges, the Company's effective tax benefit for fiscal 1999 was 10.0%. In fiscal 1997 the Company reported income taxes of $25.5 million and an effective tax rate of 37.6%.

EXTRAORDINARY ITEM: In the third quarter of fiscal 1997, the Company recorded an extraordinary loss of $0.6 million related to the early extinguishment of debt, net of an income tax benefit of $0.3 million. The extraordinary charge resulted from the early retirement of the Company's $400.0 million credit facility and consisted primarily of the write-off of unamortized deferred finance costs.

NET (LOSS) EARNINGS: As a result of the above factors, the Company reported a net loss, before restructuring and other special charges, of $118.9 million in fiscal 1999 compared to net earnings of $65.4 million in fiscal 1998. Including the effect of restructuring and other special charges, the Company reported a net loss of $294.8 million in fiscal 1999 compared to net earnings of $52.2 million in fiscal 1998. See Note 6 to the consolidated financial statements for discussion. Fiscal 1998 net earnings increased 2% from fiscal 1997 net earnings of $64.2 million, before restructuring and other special charges. As a percentage of revenue, net earnings decreased to 2.0% in fiscal 1998 from 3.1% in fiscal 1997 primarily due to the lower gross profit margin, the $50.0 million research and development commitments to Kodak and the higher interest expense.

EXCHANGE RATES

Fluctuations in the exchange rate between the pound sterling and the U.S. dollar affect the dollar equivalent of the pound sterling of the Ordinary Shares of the Company on the London Stock Exchange and, as a result, are likely to affect the market price of the ADSs. The Company operates in over 30 countries worldwide, and therefore, fluctuations in exchange rates between the U.S. dollar and the currencies in each of the countries in which the Company operates, will affect the results of the Company's international operations reported in U.S. dollars and the value of such operations' net assets reported in U.S. dollars. The results of operations, financial condition and competitive position of the Company's business are affected by the relative strength of its currencies in countries where its products are currently sold. The Company's results of operations and financial condition can be adversely affected by fluctuations in foreign currencies and by translations of the financial statements of the Company's foreign subsidiaries from local currencies into U.S. dollars.

LIQUIDITY AND CAPITAL RESOURCES

The Company's primary cash requirements are for working capital, servicing its indebtedness and funding capital expenditures. The Company expects to satisfy these requirements with cash generated from operations and borrowings under its credit agreement. The Company also expects to generate cash from the sale of its Omnifax business, which is expected to close in the second quarter of fiscal 2000.

Effective June 15 and July 9, 1999, the Company and its bank lenders entered into amendments to the Company's credit agreement with a consortium of international bank lenders (the "Credit Agreement"). The Credit Agreement has been amended to require minimum levels of adjusted consolidated net worth, cumulative consolidated EBITDA and a ratio of consolidated EBITDA to interest expense, each as defined in the Credit Agreement. The amendments continue the waiver of compliance with the requirements imposed under certain other financial covenants, which were waived by the bank lenders pursuant to waivers granted to the Company in October 1998 and February 1999 after a prior amendment of the covenants effective June 30, 1998. The terms of the prior waivers and the 1998 amendment have been described in the Company's filings with the Securities and Exchange Commission.

Terms of the most recent amendment include an aggregate commitment by the lenders of $995.6 million, effective July 9, 1999. The availability outstanding under the Credit Agreement at July 12, 1999 was approximately $29.0 million. The Company paid a fee of $2.0 million related to the execution of the first amendment to the Credit Agreement and an additional payment equal to $10.0 million is to be paid pursuant to the second amendment on the earliest to occur of: (i) July 31, 2000, (ii) repayment of all amounts due under the Credit Agreement, and (iii) sale of the Company's outsourcing subsidiary, Danka Services International. Payments of approximately $2.4 million, $4.7 million and $9.3 million become due on October 31, 1999, December 31, 1999 and March 31, 2000, respectively, if any amounts remain outstanding under the Credit Agreement at those dates. With respect to the period from July 1, 1999 through September 30, 1999, the Company will be required to pay a fee equating to 0.25% annual interest on the average outstanding loans under the Credit Agreement if the

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

average outstanding loans exceed $650.0 million. During the period from October 1, 1999 through December 31, 1999 this fee will be increased to equate to 0.75% interest if the average outstanding loans in that period exceed $650.0 million and 0.25% if they do not. Those rates will increase to 1.25% and 0.50%, respectively, during the period from January 1, 2000 to March 31, 2000 and to 1.50% and 0.75%, respectively, during the period from April 1, 2000 through July 31, 2000.

Indebtedness under the Credit Agreement is secured by substantially all of the Company's U.S. assets and the Credit Agreement contains negative and affirmative covenants which place restrictions on Danka regarding the disposition of assets, capital expenditures, additional indebtedness and permitted liens, prohibit the payment of dividends and require the Company to maintain certain financial ratios. The adjustable interest rate on indebtedness under the Credit Agreement is at the option of the Company, 2.0% per annum plus either (i) the applicable Interbank Rate plus a tiered margin based on leverage for periods of one, two, three or six months or (ii) an alternative base rate, consisting of the higher of the lead bank's prime rate or the Federal Funds rate plus 0.5%. The Company is not permitted to make any acquisitions of businesses, except with the approval of the bank lenders and the Company is required to apply 60% of the first $200.0 million of net proceeds of any asset dispositions prior to October 31, 1999 to repayment of amounts due under the Credit Agreement, to so apply 80% of the next $200.0 million of such net proceeds and to so apply 90% of any additional net proceeds to the extent any amounts are outstanding under the Credit Agreement. The Company is required to make such repayments with 80% of such net proceeds received after October 31, 1999 up to the excess of $400.0 million over the aggregate net proceeds received on or before October 31, 1999 and 90% of any additional net proceeds received after October 31, 1999. The lenders commitments under the Credit Agreement will be reduced by the amount of all such repayments.

While the Company is generally prohibited from incurring new indebtedness other than under the Credit Agreement, the Company is permitted to borrow up to $40.0 million at any one time to finance the purchase of high-volume digital copiers and to secure such loans with liens upon the financed equipment.

The lease pursuant to which certain real property used by the Company is leased incorporates covenants from the Credit Agreement and contains certain additional covenants and agreements.

Danka intends to refinance its indebtedness under the Credit Agreement as soon as practical. Danka is currently in discussions with potential sources of refinancing. However, there can be no assurance that such refinancing will be available or be available on terms reasonably satisfactory to the Company.

Since last Autumn, Danka has implemented a number of initiatives, including (i) materially reducing selling, general and administrative expenses, (ii) more effectively managing working capital, including materially reducing inventory,
(iii) entering into an agreement to divest the Omnifax business, (iv) restructuring the Company's long-term relationship with Kodak, (v) negotiating to maintain sources of financing for the Company's leasing business, and (vi) other elements of restructuring of Danka's business.

The Company began initiatives related to its restructuring program during the third quarter including the elimination of various marketing programs and non-essential information technology projects. The Company also announced in late January the reduction of 450 positions at its Rochester, NY facilities. Pre-tax restructuring charges incurred in the fiscal third quarter comprise $17.6 million for severance and other employee termination benefits, $19.4 million for facility closures and $3.1 million for the write-down of certain assets to net realizable value. The Company incurred an additional $2.6 million in pre-tax restructuring charges in the fourth quarter. The costs related to severance represent the elimination of approximately 1,400 positions worldwide, over 900 of which were eliminated as of March 31, 1999, including the reductions in Rochester. The remaining eliminations were completed by the end of the first quarter of fiscal 2000. See Note 6 to the consolidated financial statements. Through the full implementation of the Company's worldwide cost reduction program, the Company expects to generate over $100.0 million in annualized cost savings.

As previously announced, on December 17, 1998, certain supply and other agreements that required the Company to make minimum purchases from Kodak in future years and to fund research and development activities were terminated. The Company estimates that the termination of these agreements reduced payment obligations to Kodak during the next three to four years (after taking into account certain other payments that Kodak will no longer make to the Company) by more than $150.0 million. The Company was able to reduce inventory by nearly $88.0 million, before special charges, during fiscal 1999 by minimizing purchases of new equipment and selling existing inventory.

In February 1999, the Company and Kodak entered into an agreement related to the completion of the DigiSource 9110 under which the Company agreed to pay Kodak amounts totaling approximately $23.0 million. The DigiSource 9110 was introduced in March 1999 at CeBit, an international trade fair in Hanover, Germany.

On June 24, 1999, Kodak and the Company reached an agreement providing for mutual release of claims and obligations related to certain agreements previously entered into between Kodak and the Company. In connection with this agreement, liabilities of $10.0 million for the anticipated shortfall in Kodak equipment purchases recorded during the third quarter of fiscal 1998 and

$13.5 million relating to research and development and other accrued costs recorded during the third quarter of fiscal 1999, were reversed during the fourth quarter of fiscal 1999.

Effective May 10, 1999 Kodak sold its equipment, toner and developer manufacturing operations to a subsidiary of Heidelberger Druckmaschnen AG ("Heidelberg"), a German global market leader in printing systems. The Company and Heidelberg are engaged in negotiations with respect to a long-term supply agreement for the Kodak equipment, parts and supplies the Company is currently distributing, as well as an additional agreement with respect to the new high-volume digital machine, the DigiSource 9110. The DigiSource 9110 was developed by Kodak and is designed and assembled through a joint venture by Heidelberg Digital and NexPress Solutions.

The Company has historically financed a substantial portion of its leasing business using various funding sources. One of the largest programs to obtain such funding is one under which General Electric Capital Corporation ("GE Capital") provides funding used by a Master Trust to acquire customer leases from a subsidiary of the Company. On November 12, 1998, GE Capital served a notice making certain assertions and demanding various actions and assurances in connection with this program, including confirmation from the Company's bank lenders that assets transferred to the Master Trust were and would be free and clear of the lenders' liens. The Company has been able to satisfy various requirements imposed by GE Capital, including confirmation by the bank lenders as to the lien status of assets transferred to the Master Trust.

As a result of the Company's ability to meet these various requirements of GE Capital, the Company has continued to finance the majority of its leasing business through GE Capital, including utilizing the Master Trust Agreement noted above. The Company is presently negotiating with GE Capital a lease financing arrangement outside of the Master Trust, which would substantially replicate the economic benefits to the Company of leases funded under the Master Trust. Additionally, the Company continues to obtain financing for leases from other funding sources of leases.

The Company's net cash flow provided by operating activities was $36.6 million, $171.4 million and $192.7 million in fiscal 1999, 1998 and 1997, respectively. Fiscal 1999 operating cash flow was affected by the various factors described above. As mentioned above, excluding special charges, the Company reduced its inventory by nearly $88.0 million during the fiscal year 1999 due to its continued efforts to reduce inventory levels as well as a reduction in the Company's purchasing levels. Operating cash flow was also affected by the Company's reduction in accounts payable, which declined by $135.2 million. In fiscal 1998, operating cash flow was affected by higher inventory levels as a result of the requirements to purchase various levels of equipment pursuant to supply agreements with Kodak which were terminated effective December 15, 1998.

Cash flow used in investing activities was $190.3 million and $75.3 million and $871.6 million for fiscal 1999, 1998 and 1997, respectively. The Company's capital expenditures increased during fiscal 1999, primarily due to the higher levels of spending in the first quarter of the fiscal year. The higher level of investing activity in fiscal 1997 was primarily due to the Company's acquisition of Kodak's Office Imaging and outsourcing businesses in December 1996. The lower level of investing activities in fiscal 1999 was primarily due to the refund of approximately $100.0 million the Company received from Kodak during the second quarter of fiscal 1998 related to the purchase price adjustment provision in the purchase agreement between Kodak and the Company.

Net cash provided by (used in) financing activities was $185.7 million, ($135.2) million and $707.5 million in fiscal 1999, 1998 and 1997, respectively. The increase in cash provided by financing activities in fiscal 1999 was primarily due to the increase in the Company's bank borrowings. The use of cash in fiscal 1998 for financing activities was due to the pay down of total outstanding debt by over $150.0 million. The higher levels of financing activities in fiscal 1997 were primarily due to the acquisition of Kodak's Office Imaging and outsourcing businesses, which was funded with advances under the Credit Agreement.

As of March 31, 1999, the Credit Agreement had an outstanding balance of $488.6 million under the revolving component and $437.9 million under the term loan, incurring interest at a weighted average rate of 7.1% and 6.1% per annum, respectively.

The Company most recently paid a dividend to shareholders on July 28, 1998. The Company is not currently permitted to pay dividends under the Credit Agreement. Any determination to pay cash dividends after the refinancing of the indebtedness outstanding thereunder will be made by the Board of Directors in light of the Company's earnings, financial position, capital requirements, credit agreements and other such factors that the Board of Directors deems relevant.

The Company believes cash flow from internally generated funds, the availability under the most recent amendment to the Credit Agreement and the anticipated proceeds from the sale of Omnifax will be sufficient to support its operations during the next twelve months.

The Internal Revenue Service is conducting an examination of the Company's federal income tax returns for the fiscal years ended March 31, 1996 and 1995. The Company has received various notices of proposed adjustments; the principal adjustment relates to the timing of certain deductions associated with leased equipment financing. While the ultimate result can not be determined with certainty, the Company intends to vigorously contest the proposed adjustments and believes that the ultimate resolution will not have a material adverse impact upon the Company's consolidated results of operations, liquidity or financial position.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

YEAR 2000

Many computer systems, including several used by the Company, could experience problems processing information beyond the Year 1999. As a result, certain computer systems, including the hardware, software and embedded technologies, need to be modified prior to the Year 2000, in order to remain functional. The Company has a Year 2000 Worldwide Program office that has developed an overall Year 2000 plan to address the possible impact of Year 2000 on the processing of date sensitive information by computer systems. The Company's Year 2000 Worldwide Program office is comprised of senior executives, legal counsel, outside advisers, and program managers. The progress of the overall Year 2000 program plan is being monitored and reported to a Worldwide Steering Committee, an Executive Committee and to the Board of Directors on a regular basis.

The Company's Year 2000 plan is addressing its most critical internal systems first and has categorized as "priority" those systems whose failure could cause an extended shutdown of all or part of a business unit, could cause personal injury, or could have a sustained and significant financial impact. These activities encompass identification and assessment of operational systems, including without limitation, business applications, infrastructure hardware and software applications. To prepare for the Year 2000, where appropriate, the Company is performing testing, remediation, and validation of operational systems, and is also testing customer and supplier interfaces with its internal systems as appropriate. At this time, the Company believes its Year 2000 criteria and guidelines outline the processes necessary to ensure comprehensive assessment, remediation, contingency planning and quality control. The Company will also perform comprehensive integration testing and validation of its major operational systems during the last phases of the Year 2000 program.

The Company's Year 2000 program plans for its North American, Latin American and worldwide outsourcing operations contain program administration and a six-phased remediation approach for the Company's Applications and Infrastructure areas. The Company is approximately 55% and 64% complete with the Applications and Infrastructure areas, respectively. The six phases are: 1) Inventory -- prioritize comprehensive lists of hardware, software, business processes and embedded technologies with assigned compliance status; 2) Assessment and Analysis -- remediation solutions and options are researched, selected and detailed plans with target completion dates are developed by Information Systems ("IS") in conjunction with the affected business units; 3) Remediation Development -- includes hardware and software upgrades, vendor and supplier certification and other related changes; 4) Test and Validate -- testing, conversion and integration of business applications and systems, including compliance demonstration and user acceptance performed by the affected business units; 5) Deployment -- implementation of solutions into the operating environment; and 6) Contingency Planning and Post-Year 2000 Support -- the further development and analysis of alternative actions that were initiated in phase one to limit any adverse impact on the Company's operations. The Company's Year 2000 worldwide program office meets regularly to review plan progress, issues and issues resolution. The Company anticipates completion of phases one through five by October 1, 1999 and the completion of phase six contingency plans no later than November 30, 1999. In instances where completion within estimated time frames is not assured, appropriate contingency plans are being developed or are in place.

The Company's International operations Year 2000 program plan contains program administration and a five-phased remediation approach for 19 countries. The five phases are: 1) Inventory -- prioritized comprehensive lists of hardware, software, business processes and embedded technologies with assigned compliance status; 2) Assessment and Analysis -- remediation solutions and options are researched, selected and detailed plans with target completion dates are developed; 3) Correction -- includes hardware and software upgrades, vendor and supplier certification and other related changes; 4) Test and Validate -- testing, conversion and integration of business applications and systems, including compliance demonstration, user acceptance, and implementation; and 5) Contingency Planning and Post-Year 2000 Support -- the further development and analysis of alternative actions to limit any adverse impact on the Company's operations. The Company's International operations anticipates completion of phases one through four by October 1, 1999 and the completion of phase five contingency plans no later than November 30, 1999. In instances where completion within estimated time frames is not assured, appropriate contingency plans are being developed or are in place.

The Company believes it is on schedule with the target dates and continues to finalize assessment and select remediation options. The remediation options are being developed and validated and, upon approval, are being placed into the production operating environment.

In December 1998, the Company completed the implementation of a new corporate-wide IT infrastructure thereby enabling it to operate independently from Kodak's computer systems. In May 1999, the Company completed the Latin American applications separation, thereby enabling it to operate independently from Kodak's computer systems. The Company believes Canadian application conversions will be complete by September 30, 1999, and the Company has contingency plans in place to address any variations from the applications' conversions schedule.

The Company's Year 2000 plans also include working with its suppliers, vendors and customers to identify and assess any Year 2000 issues associated with products, services or facilities (including non-IT/embedded systems). The Company is currently evaluating

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

its supplier relationships and vendor manufacturing relationships to assess the potential impact on operations if third parties are not successful in having their systems Year 2000 compliant in a timely manner. Highest priority is being placed on working with critical suppliers, defined by the Company as those suppliers whose failure would have the greatest impact on business operations within a short period of time. The Company has made inquiries of its major suppliers and has received satisfactory responses from all of its critical suppliers. The Company continues to contact secondary suppliers. A worst-case scenario involving a critical supplier of products or services would be the complete shutdown of the supplier and the supplier's resulting inability to provide products or services to the Company in a timely fashion. The Company does not maintain the ability to produce or manufacture third-party products. If the Company believes that a supplier will not be able to continue to provide an adequate level of service, the Company intends to take appropriate actions to minimize the impact of the Year 2000 changeover on its operations.

The Company is also assessing the readiness of its customers to deal with Year 2000 issues that may affect its customers' operations and their ability to order and pay for products. The Company is surveying its major direct customers about their Year 2000 readiness in critical areas of their operations. The results may identify areas that need to be addressed by the customers. The Company's customer base is sufficiently diverse that the Company does not expect that the Year 2000 issues of a few customers will have a significant effect on the Company's business. The Company is also communicating information about its own readiness and the processes used in the Company's Year 2000 program to customers.

The Company is also compiling information about the Year 2000 capability of products to assist customers in identifying and evaluating their Year 2000 issues. The Company continues to obtain product "Year 2000 Readiness Information and/or Statements" from primary suppliers and vendor manufacturers. The Company's Year 2000 website contains links to the Year 2000 websites of the manufacturers of the products. The manufacturers' websites generally contain the manufacturers' analysis of the capability of their products to handle the Year 2000. Where applicable, the Company is developing strategies to support customer migration to a Year 2000 solution. The Company is providing customer support and customer satisfaction services regarding Year 2000 issues, and it is expected that these expenditures will continue through calendar 1999.

The Company is making inquiries of its leased and owned facilities to assess the extent to which facilities are Year 2000 capable. Follow-up activities include additional inquiries for incomplete or nonresponsive replies. Each location relies on local private and governmental suppliers for electricity, water, sewer and other needed services and supplies. Failure of an electricity grid or an uneven supply of power would be a worst-case scenario that would completely shut down the affected facilities. Electrical failure could also shut down airports and other transportation facilities. Since many of the Company's offices engage in similar activities and tasks, certain operations can be expanded to partially make up for capacity unavailable elsewhere during an electrical failure. Although overall capacity would be reduced, it is not expected that the entire business operations would shut down due to the unavailability of one or two facilities.

In January of 1999, an external consulting corporation reviewed the Company's Year 2000 program and the Company continues to review and implement the applicable recommendations. The Company's Year 2000 program assumes the utilization of both internal and external resources and have been undertaken largely with existing personnel. In some instances, consultants have been engaged to provide specific assessment, remediation or other services.

The Company estimates that costs related to the Year 2000 program will approximate $14.3 million. Out of the total program costs the Company estimates that approximately $7.1 million will be allocated to its North American and Latin American operations, approximately $5.2 million to its International operations, and approximately $2.0 million to its worldwide outsourcing business
(DSI). The Company estimates that external costs incurred to date are approximately $0.9 million.

The Company believes it is taking reasonable steps to avoid interruption in the business, which may be caused by the Year 2000 changeover. However, program estimates relating to both costs and completion dates are based on current knowledge combined with numerous future assumptions that bear associated risks caused by the Year 2000 changeover, which may potentially position the Company at risk. The Company cannot guarantee that estimates will be achieved and actual results could differ materially from those anticipated. The worst case risks include, but are not limited to, inability to perform financial operations, failure of delivery from leading manufacturers or vendor services, inability to recover from a catastrophic disaster and the possible inability to retain appropriate qualified personnel. These events may result in increased costs caused by the implementation of manual operations, decreased sales related to the inability to deliver products or provide quality products, or the inability to complete the program no later than the estimated date of completion.

EURO

On January 1, 1999, eleven of the fifteen member countries of the European Monetary Union ("EMU") established fixed conversion rates between their existing currencies and one common currency -- the Euro. The Euro trades on currency exchanges and may be used in business transactions. Countries in which the Company operates that are converted to the Euro include Austria, Belgium, France, Germany, Ireland, Italy, Luxembourg, the Netherlands, Portugal and Spain. The Company's operating subsidiaries affected

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

by the Euro conversion established plans before the conversion to address the systems and business issues raised by the Euro currency conversion including information technology systems, the processes of preparing accounting records, financial instruments and the continuity of contracts. Where necessary, systems are being updated to allow "dual currency" functionality to enable the Company to invoice and be invoiced in either local currencies or the Euro. The conversion to the Euro is also expected to eliminate exchange risks among the EMU countries and reduce the need for forward contracts. Those countries that have not converted to the Euro (e.g., the U.K.) are beginning to prepare for the conversion as well, to enable a switch to the Euro, should the local governments of these countries decide to convert at some later date. All contracts prior to the conversion are still legally enforceable despite the Euro conversion. While there can be no assurances that external factors associated with the conversion will not impact the Company, based upon steps taken to date, the Company anticipates that the Euro conversion will not have a material impact on its financial condition, results of operations or its ability to continue to operate in countries affected by the Euro.

SEASONALITY

The Company has experienced some seasonality in its business. The Company's European and Canadian operations have historically experienced lower revenue for the three month period ended September 30 due to increased vacation time by Europeans and Canadians during July and August. This has resulted in reduced sales activity and reduced usage of photocopiers, facsimiles and other office imaging equipment during such period.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this Annual Report under "Management's Discussion and Analysis of Financial Condition and Results of Operations," or otherwise made by officers of the Company, including statements related to the Company's ability to meet challenges it faces, the Company's future performance and the Company's outlook for its businesses and respective markets, projections, statements of management's plans or objectives, forecasts of market trends and other matters, are forward-looking statements, and contain information relating to the Company that is based on the beliefs of management as well as assumptions, made by, and information currently available to, management. The words "goal," "anticipate," "expect," "believe" and similar expressions as they relate to the Company or the Company's management, are intended to identify forward-looking statements. Such statements reflect the current views of the Company with respect to future events and are subject to certain risks, uncertainties and assumptions that could cause actual results to differ materially from those reflected in the forward-looking statements. No assurance can be given that the results in any forward-looking statement will be achieved. For the forward-looking statements, the Company claims the protection of the safe harbor for forward-looking statements provided for in the Private Securities Litigation Act of 1995. Factors that might cause such differences include, but are not limited to (i) failure to obtain one or more waivers or longer term financing beyond the July 31, 2000 waiver period to meet the Company's liquidity needs, whether through failure to perform as described in business plans provided to the Company's lenders or otherwise, (ii) increased competition resulting from other high-volume and digital copier distributors and the discounting of such copiers by competitors, (iii) any inability by the Company to manage and reduce its outstanding debt, meet its working capital needs or otherwise adequately address its liquidity challenges, (iv) any inability by the Company to procure or any inability by the Company to continue to gain access to and successfully distribute new, products, including digital products and high-volume copiers, or to continue to bring current products to the marketplace at competitive costs and prices, (v) any inability by the Company to finalize a long-term supply agreement with Heidelberg, (vi) any inability by the Company to achieve projected cost savings, (vii) the refusal by any vendor to provide equipment, parts and supplies as a result of the Company's financial condition, (viii) any inability by the Company to successfully close facilities without negative impact on the Company's operations, (ix) any inability by the Company to obtain adequate funding for its leasing business,
(x) any inability by the Company to bring SG&A expenditures of the Company's U.S. division into line with anticipated sales, (xi) business disruption resulting from Year 2000 issues including unidentified noncompliance of technology, delays or difficulties in implementing new IT infrastructure, delays or difficulties in converting remaining systems and applications, and untimely third party completion of Year 2000 compliance, (xii) any inability by the Company to complete the sale of its Omnifax business, (xiii) the ultimate outcome and impact of the pending class action lawsuit or any other lawsuit,
(xiv) any negative impact from the loss of any key upper management personnel,
(xv) any negative impact on the Company's financial condition or results of operations caused by the Euro conversion, (xvi) any significant assessment, pursuant to the review by the Internal Revenue Service, (xvii) fluctuations in foreign currencies and (xviii) other risks including those risks identified in any of the Company's other filings with the Securities and Exchange Commission. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect management's analysis only as of the date they are made. The Company undertakes no obligation and does not intend to update these forward-looking statements to reflect events or circumstances that arise after the date such statements are made. Furthermore, as a matter of policy, the Company does not generally make any specific projections as to future earnings nor does it endorse any projections regarding future performance, which may be made by others outside the Company.

CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                            1999            1998            1997
                                                                            $000            $000            $000
For the years ended March 31                                   Note                (Except per ADS data)
------------------------------------------------------------------------------------------------------------------
REVENUE:
  Retail equipment sales                                                   755,485         985,303         698,996
  Retail service, supplies and rentals                                   1,920,821       2,068,864       1,152,770
  Wholesale                                                                220,914         268,569         240,531
------------------------------------------------------------------------------------------------------------------
  Total revenue                                                          2,897,220       3,322,736       2,092,297
------------------------------------------------------------------------------------------------------------------
COSTS AND OPERATING EXPENSES:
  Cost of retail equipment sales                                           558,370         647,839         437,387
  Special charges, cost of retail equipment sales                6          30,709          10,000              --
  Retail service, supplies and rental costs                              1,155,325       1,237,953         647,787
  Special charges retail service, supplies and rental costs      6          27,144              --              --
  Wholesale costs of revenue                                               189,261         217,925         196,470
  Special charges, wholesale costs of revenue                    6             514              --              --
  Selling, general and administrative expenses                             979,008         979,381         641,905
  Special charges, general and administrative expenses           6          16,805              --              --
  Amortization of intangible assets                                         19,714          21,232          19,386
  Write-off of goodwill and other long-lived assets              6         109,474              --              --
  Commitment to Kodak under R&D agreements                                  53,434          50,000          12,500
  Restructuring charges                                          6          40,818          11,000          35,000
------------------------------------------------------------------------------------------------------------------
  Total costs and operating expenses                                     3,180,576       3,175,330       1,990,435
------------------------------------------------------------------------------------------------------------------
(LOSS) EARNINGS FROM OPERATIONS                                           (283,356)        147,406         101,862
Interest expense and other, net                                  5          74,197          64,214          33,985
------------------------------------------------------------------------------------------------------------------
(LOSS) EARNINGS BEFORE INCOME TAXES                                       (357,553)         83,192          67,877
Provision (benefit) for income taxes                             8         (62,773)         30,958          25,522
------------------------------------------------------------------------------------------------------------------
(LOSS) EARNINGS BEFORE EXTRAORDINARY ITEM                                 (294,780)         52,234          42,355
Extraordinary item -- loss on early extinguishment
  of debt, net of income tax benefit                                            --              --             578
------------------------------------------------------------------------------------------------------------------
NET (LOSS) EARNINGS                                                       (294,780)         52,234          41,777
==================================================================================================================
BASIC (LOSS) EARNINGS PER ADS:
  (Loss) earnings before extraordinary item                                 $(5.18)          $0.92          $ 0.75
  Extraordinary item                                                            --              --           (0.01)
------------------------------------------------------------------------------------------------------------------
  Net (loss) earnings per ADS                                               $(5.18)          $0.92          $ 0.74
==================================================================================================================
  Weighted average ADSs                                                     56,915          56,799          56,268
------------------------------------------------------------------------------------------------------------------
DILUTED (LOSS) EARNINGS PER ADS:
  (Loss) earnings before extraordinary item                                 $(5.18)          $0.90          $ 0.73
  Extraordinary item                                                            --              --           (0.01)
------------------------------------------------------------------------------------------------------------------
  Net (loss) earnings per ADS                                               $(5.18)          $0.90          $ 0.72
==================================================================================================================
  Weighted average ADSs                                                     56,915          57,841          57,725
------------------------------------------------------------------------------------------------------------------


The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

                                                                                          1999             1998
At March 31                                                                  Note         $000             $000
-----------------------------------------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS:
  Cash and cash equivalents                                                               66,095           34,653
  Accounts receivable, net of allowance for doubtful
    accounts of $61,266 (1998 -- $30,973)                                                571,470          628,052
  Inventories                                                                            356,139          482,656
  Prepaid expenses, deferred income taxes and other current assets                        56,951           35,414
  Assets of business held for sale                                             2          62,791               --
-----------------------------------------------------------------------------------------------------------------
TOTAL CURRENT ASSETS                                                                   1,113,446        1,180,775

Equipment on operating leases, net                                             3         264,625          294,348
Property and equipment, net                                                    4          92,963           87,916
Intangible assets:
  Goodwill, net of accumulated amortization of $56,259 (1998 -- $57,028)       6         334,964          478,247
  Noncompete agreements, net of accumulated
    amortization of $8,735 (1998 -- $11,389)                                               2,477            6,785
Deferred income taxes and other assets                                         8          96,667          130,870
-----------------------------------------------------------------------------------------------------------------
TOTAL ASSETS                                                                           1,905,142        2,178,941
=================================================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
  Current maturities of long-term debt and notes payable                       5          89,732           84,490
  Accounts payable                                                                       162,294          297,464
  Accrued expenses and other current liabilities                                         333,446          338,237
  Deferred revenue                                                                        51,818           70,476
  Liabilities of business held for sale                                        2          17,240               --
-----------------------------------------------------------------------------------------------------------------
  TOTAL CURRENT LIABILITIES                                                              654,530          790,667

Convertible subordinated notes                                                 5         200,000          200,000
Long-term debt and notes payable, less current maturities                      5         852,415          658,892
Deferred income taxes and other long-term liabilities                          8          27,033           49,075
-----------------------------------------------------------------------------------------------------------------
  TOTAL LIABILITIES                                                                    1,733,978        1,698,634
-----------------------------------------------------------------------------------------------------------------

SHAREHOLDERS' EQUITY:
  Ordinary Shares 1.25 pence stated value; 500,000,000 authorized;
    228,067,865 issued and outstanding (1998 -- 227,495,865)                  11           4,758            4,746
  Additional paid-in capital                                                             304,436          304,197
  Retained earnings (deficit)                                                            (72,815)         227,917
  Accumulated other comprehensive (loss) income                                          (65,215)         (56,553)
-----------------------------------------------------------------------------------------------------------------
  TOTAL SHAREHOLDERS' EQUITY                                                             171,164          480,307
-----------------------------------------------------------------------------------------------------------------
Commitments and contingencies                                                 12
-----------------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                             1,905,142        2,178,941
=================================================================================================================


The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                  1999              1998             1997
For the years ended March 31                                                      $000              $000             $000
---------------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Net (loss) earnings                                                             (294,780)          52,234           41,777
Adjustments to reconcile net (loss) earnings to net
  cash provided by operating activities:
Depreciation and amortization                                                    163,321          171,273           96,414
Loss on sale of property and equipment and equipment
  on operating leases                                                             13,968            2,306            1,039
Proceeds from sale of equipment on operating leases                               33,289           35,087           12,505
Restructuring and other special charges                                          225,464           21,000           35,000
Extraordinary item                                                                    --               --              927
Changes in assets and liabilities, net of effects from the purchase of subsidiaries and the assets and liabilities of business held for sale:
Accounts receivable                                                               27,672           (4,153)          50,806
Inventories                                                                       94,943            4,706          (65,204)
Prepaid expenses, deferred income taxes and
  other current assets                                                           (44,051)           2,992          (16,215)
Deferred income taxes and other noncurrent assets                                  7,718           (5,544)          (5,837)
Accounts payable                                                                (136,702)         (28,521)          77,093
Accrued expenses and other current liabilities                                   (12,783)        (114,185)         (25,544)
Deferred revenue                                                                  (7,847)           2,149          (11,160)
Deferred income taxes and other long-term liabilities                            (33,648)          32,047            1,053
---------------------------------------------------------------------------------------------------------------------------
NET CASH PROVIDED BY OPERATING ACTIVITIES                                         36,564          171,391          192,654
---------------------------------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES
Capital expenditures                                                            (191,054)        (189,133)         (92,747)
Proceeds from sale of property and equipment                                       2,913           10,034           16,890
Purchase of subsidiaries, net and proceeds from
  settlement of fiscal year 1997 acquisition                                      (1,919)         106,558         (794,672)
Payment for purchase of noncompete agreements                                       (280)          (2,758)          (1,058)
---------------------------------------------------------------------------------------------------------------------------
NET CASH USED IN INVESTING ACTIVITIES                                           (190,340)         (75,299)        (871,587)
---------------------------------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES
Net (payments) borrowings under line of credit agreements                        196,433         (120,512)         734,057
Principal payments on debt                                                        (4,983)          (6,650)         (19,670)
Proceeds from stock options exercised                                                251            2,586            2,131
Dividends                                                                         (5,952)         (10,623)          (9,015)
---------------------------------------------------------------------------------------------------------------------------
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES                              185,749         (135,199)         707,503
---------------------------------------------------------------------------------------------------------------------------
EFFECT OF EXCHANGE RATES                                                            (531)            (115)           7,088
---------------------------------------------------------------------------------------------------------------------------
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS                              31,442          (39,222)          35,658
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD                                    34,653           73,875           38,217
---------------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS, END OF PERIOD                                          66,095           34,653           73,875
===========================================================================================================================
SUPPLEMENTAL DISCLOSURES
Cash flow information:
Interest paid                                                                     76,288           58,992           26,739
Income taxes paid                                                                 10,902           13,064           13,980
Non-cash flow information:
Notes payable issued for purchase of subsidiaries                                     --               --              288
---------------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                                                Additional       Retained      Accumulated other
                                                  Ordinary        paid-in        earnings        comprehensive
                                                   shares         capital       (deficit)       (loss) income        Total
                                                    $000           $000           $000               $000            $000
----------------------------------------------------------------------------------------------------------------------------
BALANCES AT MARCH 31, 1996                          4,585         297,378         148,501           (8,621)         441,843
Net earnings                                           --              --          41,777               --           41,777

Currency translation adjustment                        --              --              --          (18,311)         (18,311)
                                                                                                                    -------
  Comprehensive income                                                                                               23,466
Dividends                                              --              --          (9,015)              --           (9,015)
Distributions to former shareholders
  of pooled companies                                  --              --            (324)              --             (324)
Shares issued under employee option plans              14           2,117              --               --            2,131
Shares issued for acquisitions                        135           2,128           5,367               --            7,630
----------------------------------------------------------------------------------------------------------------------------
BALANCES AT MARCH 31, 1997                          4,734         301,623         186,306          (26,932)         465,731
Net earnings                                           --              --          52,234               --           52,234
Currency translation adjustment                        --              --              --          (29,621)         (29,621)
                                                                                                                    -------
  Comprehensive income                                                                                               22,613
Dividends                                              --              --         (10,623)              --          (10,623)
Shares issued under employee option plans              12           2,574              --               --            2,586
----------------------------------------------------------------------------------------------------------------------------
BALANCES AT MARCH 31, 1998                          4,746         304,197         227,917          (56,553)         480,307
Net loss                                               --              --        (294,780)              --         (294,780)
Currency translation adjustment                        --              --              --           (8,662)          (8,662)
                                                                                                                    -------
   Comprehensive loss                                                                                              (303,442)
Dividends                                              --              --          (5,952)              --           (5,952)
Shares issued under employee option plans              12             239              --               --              251
----------------------------------------------------------------------------------------------------------------------------
BALANCES AT MARCH 31, 1999                          4,758         304,436         (72,815)         (65,215)         171,164
============================================================================================================================

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) BASIS OF PREPARATION: The financial statements have been prepared in accordance with United States Generally Accepted Accounting Principles. The principal accounting policies are set forth below.

(b) BASIS OF CONSOLIDATION: The consolidated financial statements include the accounts of Danka Business Systems PLC and its wholly owned subsidiaries (the "Company". The Company's principal operating subsidiaries are located in North America, Europe, Australasia, and Latin America, and are principally engaged in the retail and wholesale distribution and service of photocopiers and facsimile equipment and outsourcing of document imaging solutions. All significant intercompany balances and transactions have been eliminated in consolidation.

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

(g) LONG-LIVED ASSETS: The carrying value of long-lived assets to be held and used, including goodwill and other intangible assets is evaluated for recoverability whenever adverse effects or changes in circumstances indicate that the carrying amount may not be recoverable. Impairments are recognized if future undiscounted cash flows and earnings from operations are not expected to be sufficient to recover goodwill and other long-lived assets. The carrying amounts are then reduced by the estimated shortfall of the discounted cash flows. For the year ended March 31, 1999, the Company wrote-off $109.5 million of goodwill and other long-lived assets primarily due to impairment (See Note
6). Goodwill, which represents the excess of purchase price over fair value of net assets acquired, is amortized over thirty years on a straight-line basis. Noncompete agreements are amortized over the lives of the agreements, generally three to seven years on a straight-line basis.

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

(k) EARNINGS PER SHARE: In 1997, the Financial Accounting Standards Board issued Statement No. 128, "Earnings per Share." Statements No. 128 requires the dual presentation of basic and diluted earnings per share ("EPS") for complex capital structures on the Consolidated Statement of Earnings. Basic EPS is computed by dividing net earnings (loss) by the weighted average number of shares outstanding for the period. Diluted EPS reflects the potential dilution from the exercise of stock options or the conversion of securities into stock. Earnings per American Depositary Share ("ADS") are based on the current ratio of four Ordinary Shares to one ADS.

(l) CONCENTRATIONS OF RISK: Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents and trade receivables. The

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Company's cash and cash equivalents are placed with high credit quality financial institutions, and are invested in short-term maturity, highly rated corporate and government debt securities. Concentrations of credit risk with respect to trade receivables are limited due to the large number of customers comprising the Company's customer base, and their dispersion across many different industries and geographical areas. As of March 31, 1999, the Company had no significant concentrations of credit risk. A substantial portion of the Company's revenue is derived from the sale of photocopiers and facsimile equipment. The Company's business is dependent upon close relationships with its vendors and its ability to purchase products from these vendors on competitive terms. The Company purchases products from a number of different vendors. For the year ended March 31, 1999, the Company's purchases of Kodak branded equipment represented the highest of any vendor and approximated 27% of total equipment purchases. Effective December 15, 1998, certain supply agreements that required the Company to make minimum purchases from Kodak were terminated. Effective May 10, 1999, Kodak sold its equipment, toner and developer manufacturing operations to Heidelberger Druckmaschnen AG (Heidelberg), a German global market leader in printing systems. The Company and Heidelberg are engaged in negotiations with respect to a long-term supply agreement for the Kodak equipment, parts and supplies the Company is currently distributing, as well as an additional agreement with respect to the new high-volume digital machine, the DigiSource 9110.

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

(p) NEW ACCOUNTING STANDARDS: In 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," which is effective for the first quarter of the fiscal years beginning after June 15, 1999. Statement No. 133 establishes accounting and reporting requirements for derivative instruments and hedging activities, and modifies disclosures previously required under other accounting standards. Implementation of Statement No. 133 may be complex. The Company does not expect the adoption of Statement No. 133 to have a material impact on its results of operations.

2. BUSINESS HELD FOR SALE

On October 16, 1998, the Company engaged the investment banking firm of Wasserstein, Perella & Co. ("Wasserstein") to aid in the examination of its businesses and advise the Company concerning a restructuring of its operations. During the third quarter of fiscal 1999, Wasserstein was authorized to market certain of the Company's divisions and operating units to pay down debt and raise funds for operation of the remaining businesses.

The Company announced on June 18, 1999 that it signed a definitive agreement to sells its facsimile division, Omnifax, to Xerox Corporation for a cash consideration of $45.0 million, which approximates the value of the business' net assets. The Company does not expect to record a material gain or loss on the sale of Omnifax. The Company expects to complete the sale of Omnifax during the second quarter of fiscal 2000. The assets and liabilities of Omnifax at March 31, 1999 totaled $62.8 million and $17.2 million, respectively, and consisted primarily of property and equipment, accounts receivable, inventories, accounts payable and accrued expenses. These amounts are included in the accompanying consolidated balance sheet as assets and liabilities of business held for sale as of March 31, 1999. The revenue, costs and operating expenses of Omnifax for the years ended March 31, 1999 and 1998 are as follows:

                                                                     1999             1998              1997
                                                                     $000             $000              $000
------------------------------------------------------------------------------------------------------------
Total revenue                                                     111,008          126,299           118,287
------------------------------------------------------------------------------------------------------------
Costs of revenue                                                   62,206           71,741            70,967
Selling, general and administrative expenses                       34,301           37,539            37,073
Amortization of intangible assets                                     664              934               606
------------------------------------------------------------------------------------------------------------
Total costs and operating expenses                                 97,171          110,214           108,646
------------------------------------------------------------------------------------------------------------
Earnings from operations                                           13,837           16,085             9,641
------------------------------------------------------------------------------------------------------------

The Company also announced on May 20, 1999, that it signed an agreement to sell a 90% interest in its outsourcing business, Danka Services International ("DSI") to a newly formed company controlled by Schroder Ventures, an international private equity group. On June 30, 1999, the agreement to sell DSI to Schroder Ventures was terminated. The Company was informed by IBM, a customer of DSI, that there was a distinct possibility IBM might choose to exercise its right to terminate its agreement as a customer with DSI, and that this action could occur at any time. As a result of this notice, and after discussions with IBM, Schroder Ventures informed the Company that Schroder Ventures and its lenders declined to close the transaction.

3. EQUIPMENT ON OPERATING LEASES, NET

Included in equipment on operating leases is equipment used to generate rental revenue in the Company's core business and service revenue in the Company's outsourcing business. Substantially all of the Company's operating leases are cancelable. Equipment on operating leases is depreciated over three to five years assuming a salvage value ranging from zero to ten percent and consists of the following at March 31, 1999 and 1998:

                                                                  1999            1998
                                                                  $000            $000
---------------------------------------------------------------------------------------
Equipment on operating leases                                  401,008         441,906
Equipment used in outsourcing business                         110,413          71,770
Less accumulated depreciation                                 (246,796)       (219,328)
---------------------------------------------------------------------------------------
Equipment on operating leases, net                             264,625         294,348
---------------------------------------------------------------------------------------

Depreciation expense for the years ended March 31, 1999, 1998 and 1997 approximated $112,426,000, $109,896,000, and $59,985,000, respectively.

4. PROPERTY AND EQUIPMENT, NET

Property and equipment, along with their useful lives, consist of the following at March 31, 1999 and 1998:

                                                                                                  Average
                                                           1999                 1998          useful life
                                                           $000                 $000             in years
---------------------------------------------------------------------------------------------------------
Buildings                                                 3,504                4,460                   31
Office furniture, equipment
  and leasehold improvements                            169,017              137,193                 3-10
Transportation equipment                                 10,547               13,925                 5-15
Land                                                      1,635                1,644                   --
---------------------------------------------------------------------------------------------------------
Total cost                                              184,703              157,222
Less accumulated depreciation
  and amortization                                      (91,740)             (69,306)
---------------------------------------------------------------------------------------------------------
Property and equipment, net                              92,963               87,916
---------------------------------------------------------------------------------------------------------

Depreciation expense for the years ended March 31, 1999, 1998 and 1997 approximated $31,181,000, $40,145,000, and $17,043,000, respectively.

5. DEBT

Debt consists of the following at March 31, 1999 and 1998:

                                                                                1999                  1998
                                                                                $000                  $000
-----------------------------------------------------------------------------------------------------------
Revolving line of credit (limited to $560.0 million)
  interest at IBOR plus an applicable margin or the
  agent bank's reference rate (currently averaging
  7.1%), matures December 2002                                               488,612               231,521
Term loan (limited to $475.0 million) interest at
  IBOR plus an applicable margin or the agent bank's
  reference rate (currently averaging
  6.1%), matures December 2002                                               437,932               479,902
6.75% Convertible Subordinated Notes due April 2002                          200,000               200,000
Various notes payable bearing interest from prime to
  12.0%, maturing principally over the next 5 years                           15,603                31,959
-----------------------------------------------------------------------------------------------------------
Total long-term debt and notes payable                                     1,142,147               943,382
Less current maturities of long-term debt and notes
  payable                                                                    (89,732)              (84,490)
-----------------------------------------------------------------------------------------------------------
Long-term debt and notes payable, less
  current maturities                                                       1,052,415               858,892
-----------------------------------------------------------------------------------------------------------

The Company has a multicurrency credit agreement (totaling $1.035 billion as of March 31, 1999), which consists of a term loan and revolving line of credit (the "Credit Agreement"), with a consortium of international banks. The Credit Agreement, which is secured by substantially all of the Company's U.S. assets, matures in December 2002, requires scheduled payments of interest throughout the term of the loan, and the maintenance of certain financial ratios. Additionally, the term loan requires quarterly principal payments. On October 20, 1998 the Company obtained a waiver of its obligations to comply with certain financial covenants and the consequences of failing to comply with such covenants under its Credit Agreement for a period from September 30, 1998 through February 28, 1999. On February 26, 1999, the Company obtained an extension on the waiver through August 27, 1999. Effective June 15 and July 9, 1999, the Company and its bank lenders entered into amendments to its Credit Agreement. Terms of the most recent amendment include an aggregate commitment by the bank lenders of $995.6 million. The Credit Agreement has been amended to require minimum levels of adjusted consolidated net worth, cumulative consolidated EBITDA and a ratio of consolidated EBITDA to interest expense. Compliance with certain other financial covenants has been waived until July 31, 2000. The Company paid a fee of $2.0 million related to the execution of the first amendment to the Credit Agreement and an additional payment equal to $10.0 million is to be paid pursuant to the second amendment on the earliest to occur of (i) July 31, 2000, (ii) repayment of all amounts due under the Credit Agreement, and (iii) sale of the Company's outsourcing subsidiary, Danka Services International. Payments of approximately $2.4 million, $4.7 million and $9.3 million become due on October 31, 1999, December 31, 1999 and March 31, 2000, respectively, if any amounts remain outstanding under the Credit Agreement at those dates. The Company is not permitted to make any acquisitions of businesses, except with the approval of the bank lenders and the Company is required to apply 60% of the first $200.0 million of net proceeds of any asset dispositions prior to October 31, 1999 to repayment of amounts due under the Credit Agreement, to so apply 80% of the next $200.0 million of such net proceeds and to so apply 90% of any additional net proceeds to the extent any amounts are outstanding under the Credit Agreement. The Company is required to make such repayments with 80% of such net proceeds received after October 31, 1999 up to the excess of $400.0 million over the aggregate net proceeds received on or before October 31, 1999 and 90% of any additional net proceeds received after October 31, 1999. The lenders' commitments under the Credit Agreement will be reduced by the amount of all such repayments. The Company believes cash flow from internally generated funds, the availability under the most recent amendment to the Credit Agreement and the anticipated proceeds from the sale of Omnifax will be sufficient to support its operations during the next twelve months.


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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Aggregate annual maturities of debt at March 31, 1999, are as follows:

Year ending March 31                                               $000
-----------------------------------------------------------------------
2000                                                             89,732
2001                                                            102,647
2002                                                            151,448
2003                                                            797,568
2004                                                                257
Thereafter                                                          495
-----------------------------------------------------------------------
                                                              1,142,147
-----------------------------------------------------------------------

6. RESTRUCTURING AND OTHER SPECIAL CHARGES

FISCAL 1999: The Company recorded certain restructuring and other special charges during the third and fourth quarters of the fiscal year ended March 31, 1999. The restructuring charges were for headcount reductions, the elimination of excess facilities, the write-off of goodwill and other long-lived assets, as well as the write-down of assets which have been impacted as a result of the termination of certain agreements between the Company and Kodak. The Company also initiated its worldwide cost reduction program during the third quarter of fiscal 1999.

A summary of the restructuring and other special pre-tax charges is as follows:

PRE-TAX RESTRUCTURING CHARGE (1):

                                                                                     Other              Reserve at
                                                                    Cash          non-cash               March 31,
                                            Expense              outlays           changes                 1999(7)
                                               $000                 $000              $000                    $000
------------------------------------------------------------------------------------------------------------------
Severance                                    19,820               (5,701)               --                  14,119
Future lease obligations on
  facility closures                          19,790               (2,071)               --                  17,719
Write-off of leasehold
  improvements on facility closures           3,084                   --            (3,084)                     --
------------------------------------------------------------------------------------------------------------------
Total restructuring charges                  42,694               (7,772)           (3,084)                 31,838
------------------------------------------------------------------------------------------------------------------

As noted below under fiscal 1998 and 1997 restructuring charges, unutilized accruals of $ 1.9 million were adjusted during the third quarter of fiscal 1999 and reflected in the current year pre-tax restructuring charge of $42.7 million, resulting in a net charge of $40.8 million.

OTHER SPECIAL PRE-TAX CHARGES:

                                                                                               Other              Reserve at
                                                                               Cash          non-cash              March 31,
                                                            Expense           outlays         changes               1999(7)
                                                             $000              $000            $000                  $000
----------------------------------------------------------------------------------------------------------------------------
Special charges to cost of retail equipment (2):
Kodak equipment valuations                                  39,559              --            (39,559)                --
Adjustment to the accrued shortfall
  in Kodak equipment purchases                             (10,000)             --             10,000                 --
Write-off of other assets                                    1,150              --             (1,150)                --
----------------------------------------------------------------------------------------------------------------------------
Total                                                       30,709              --            (30,709)                --
Special charges to cost of retail
  service, supplies and rentals (3):
Write-off of terminated Kodak agreements                    23,991              --            (23,991)                --
Write-off of other assets                                    3,153              --             (3,153)                --
----------------------------------------------------------------------------------------------------------------------------
Total                                                       27,144              --            (27,144)                --
Special charges to wholesale costs of revenue (4):
Inventory write-off related to closure
  of U.S. wholesale operations                                 514              --                514                 --
----------------------------------------------------------------------------------------------------------------------------
Special charges to selling, general and
  administrative expenses (5):
Write-off of terminated Kodak agreements                    13,750              --            (13,750)                --
Write-off of other assets                                    3,055              --             (3,055)                --
----------------------------------------------------------------------------------------------------------------------------
Total                                                       16,805              --            (16,805)                --
FAS 121 impairment of long-lived
  assets (6)                                               109,474              --           (109,474)                --
Total other special charges                                184,646              --           (184,646)                --
----------------------------------------------------------------------------------------------------------------------------
RESTRUCTURING AND OTHER SPECIAL CHARGES                    227,340          (7,772)          (187,730)            31,838
----------------------------------------------------------------------------------------------------------------------------
Less unutilized reserves from prior
  charges                                                   (1,876)             --                 --             (1,876)
RESTRUCTURING AND OTHER SPECIAL
  CHARGES, NET                                             225,464          (7,772)          (187,730)            29,962
----------------------------------------------------------------------------------------------------------------------------

(1) The Company's worldwide cost reduction program was initiated during the third quarter of fiscal 1999 with the goal of reducing SG&A and improving profitability. In connection with this program, the Company recorded pre-tax restructuring charges of $40.1 million and $2.6 million during the third and fourth quarters of fiscal 1999, respectively. The restructuring charges included $19.8 million in costs related to severance, representing the reduction of approximately 1,400 positions worldwide. As of March 31, 1999, the Company had eliminated over 900 of these positions. The remaining eliminations were completed by the end of the first quarter of fiscal 2000. Cash outlays related to the workforce reductions during fiscal 1999 totaled $5.7 million. Generally, severance is paid out to individuals over a period of time rather than one lump sum payment. The restructuring charges were also comprised of $19.8 million for future lease obligations on 60 facility closures. Cash outlays related to the lease obligations on these closed facilities during fiscal 1999 totaled $2.1 million. The remaining lease obligations are expected to continue beyond the year 2001. In addition, the restructuring charges included $3.1 million for the write-off of leasehold improvements on the aforementioned facility closures.

(2) Special charges to cost of retail equipment sales primarily consisted of $39.6 million to reflect the decline in the estimated market value of the Company's Kodak branded inventory as well as additional amounts related to the termination of certain agreements between the Company and Kodak. See
     (3) below for the note on termination of agreements. This charge was reduced by an adjustment of the $10.0 million provision recorded in December 1997 for the anticipated shortfall in Kodak equipment purchases. See Note 12 and fiscal 1998 discussion below.

(3) Special charges to cost of retail service, supplies and rentals primarily consisted of $24.0 million for the write-off of terminated Supply Agreements between the Company and Kodak. See Note 12. On December 17, 1998, the Company announced the termination of its Research and Development Agreement with Kodak, as well as the termination of certain Supply and other agreements that required the Company to make minimum purchases of equipment from Kodak.

(4) Special charges to wholesale costs of revenue consisted of $0.5 million for the write-off of inventory related to the closure of the Company's U.S. wholesale operations effective March 31, 1999.

(5) Special charges to general and administrative expenses primarily consisted of $13.7 million related to the write-off of certain terminated agreements between the Company and Kodak.

(6) In connection with the Company's analysis of operations and restructuring plan, the Company evaluated its goodwill and other long-lived assets for recoverability. The Company determined that based on changes in the business environment and an analysis of projected cash flows, the carrying amount of certain goodwill and other long-lived assets in the U.S. and Canada, would not be recoverable. Accordingly, the resulting analysis necessitated a write-down of $107.9 million during the third quarter of fiscal 1999, which was comprised of $89.5 million in the U.S. and $18.4 million in Canada. The Company also wrote-off an additional $1.6 million of goodwill during the fourth quarter of fiscal 1999 related to the closure of the Company's U.S. wholesale division.

(7) The remaining reserves at March 31, 1999 are included in accrued expenses and other liabilities on the accompanying consolidated balance sheet as of March 31, 1999.

FISCAL 1998: In December 1997, the Company recorded an $11.0 million pre-tax restructuring charge, related to the integration of the Office Imaging division acquired from Kodak with Danka's existing sales and service network. The restructuring charge principally consisted of severance and other employee termination benefits and resulted in the separation of over 1,000 employees worldwide. At December 31, 1998, approximately $0.6 million remained in accrued liabilities for these separations which was reversed in the third quarter of fiscal 1999 and is included in the net $40.8 million restructuring charge in the accompanying statement of operations for the twelve months ended March 31, 1999.

The Company also recorded a $10.0 million special charge to the cost of retail equipment sales for the anticipated shortfall in equipment purchases related to the Supply agreements between Kodak and the Company. Refer to item (3) above for discussion on Kodak Supply agreements. This charge was reversed in the fourth quarter of fiscal 1999 and included in the net $30.7 million special charge to the cost of retail equipment sales.

FISCAL 1997: In December 1996, the Company recorded a $35.0 million pre-tax restructuring charge, related to the integration of the Office Imaging division acquired from Kodak and the related transition to the Company's Market Based Approach in North America. At December 31, 1998, approximately $6.3 million remained in accrued liabilities, primarily for the closure of duplicate facilities. Of this balance, $5.0 million will be utilized for the remaining lease obligations related to such closures. The remaining $1.3 million in accrued liabilities was adjusted in the third quarter of fiscal 1999 and included in the net $40.8 million restructuring charge in the accompanying statement of operations for the twelve months ended March 31, 1999. As of March 31, 1999, the remaining reserve related to these lease obligations totaled $4.8 million.

7. SEGMENT REPORTING

In June 1997, the Financial Accounting Standards Board issued Statement No. 131, "Disclosures about Segments of an Enterprise and Related Information." The Company adopted SFAS No. 131 in its fiscal year 1999. Operating segments are defined as components of an enterprise in which separate financial information is available and evaluated regularly by the chief operating decision-maker in deciding how to allocate resources and in assessing performance. The Company identified such segments based on both management responsibility and geographical location.

The Company's reportable operating segments include Danka Americas, Danka International and Danka Services International (DSI). Danka Americas distributes photocopiers, facsimiles and other related office imaging equipment together with the related parts, supplies and services on a direct basis to retail customers. The geographical areas covered by Danka Americas include the United States, Canada and Latin America. The Company's Omnifax business, which distributes private-label facsimiles and related parts, supplies and services throughout the United States is also included in the Danka Americas segment. See
Note 2 for discussion on sale of the Omnifax business. Danka International also distributes photocopiers, facsimiles and other related office imaging equipment. These products, together with the related services, parts and supplies, are marketed primarily on a direct basis to retail customers. Danka International also provides photocopiers, facsimiles and related office imaging equipment on a wholesale basis to independent dealers. Danka International has an extensive sales and service network throughout Europe and additional operations in Australasia. DSI is the Company's worldwide document outsourcing business, which provides a wide range of document management solutions, including the management of central reprographics departments, the placement and maintenance of convenience copiers, print-on-demand operations and document archiving and retrieval services and document management consulting.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company measures segment performance as earnings from operations, which is defined as earnings before interest expense and other, net, income taxes and extraordinary items as shown on the Company's consolidated statements of operations. Other items are shown for purposes of reconciling to the Company's total consolidated amounts as shown in the following table for the three years ended March 31, 1999:

                                                                                           Danka
                                                         Danka          Danka             Services                    Consolidated
                                                       Americas     International      International         Other        Total
Year ending March 31                                     $000           $000                $000             $000         $000
----------------------------------------------------------------------------------------------------------------------------------
1999
Total revenue                                         1,680,925        938,233             278,062              --     2,897,720
Depreciation and amortization                            81,001         47,403              31,432           3,485       163,321
(Loss) earnings from operations before
  restructuring and other special charges               (37,129)        21,093              24,805         (66,661)      (57,892)
Restructuring and other special charges                                                                    225,464       225,464
Interest expense & other, net                                                                               74,197        74,197
Provision (benefit) for income taxes                                                                       (62,773)      (62,773)
Net (loss) earnings                                                                                                     (294,780)

Total assets                                            933,883        696,654             134,013         140,592     1,905,142
Capital expenditures                                    102,189         49,312              38,643             910       191,054
----------------------------------------------------------------------------------------------------------------------------------
1998
Total revenue                                         2,029,449      1,043,327             249,960              --     3,322,736
Depreciation and amortization                           100,949         43,264              23,366           3,694       171,273
(Loss) earnings from operations before
  restructuring and other special charges               115,044         94,904              27,322         (68,864)      168,406
Restructuring and other special charges                                                                     21,000        21,000
Interest expense & other, net                                                                               64,214        64,214
Provision for income taxes                                                                                  30,958        30,958
Net (loss) earnings                                                                                                       52,234

Total assets                                          1,237,149        776,400             128,715          36,677     2,178,941
Capital expenditures                                    108,702         50,055              29,666             710       189,133
----------------------------------------------------------------------------------------------------------------------------------
1997
Total revenue                                         1,424,033        612,163              56,101              --     2,092,297
Depreciation and amortization                            61,233         25,612               5,042           4,527        96,414
(Loss) earnings from operations before
  restructuring and other special charges               108,992         41,633               4,388         (18,151)      136,862
Restructuring and other special charges                                                                     35,000        35,000
Interest expense & other, net                                                                               33,985        33,985
Provision for income taxes                                                                                  25,522        25,522
Net (loss) earnings before extraordinary
  item                                                                                                                    42,355

Total assets                                          1,394,519        824,401             117,794          15,990     2,352,704
Capital expenditures                                     65,848         17,891               7,416           1,592        92,747
----------------------------------------------------------------------------------------------------------------------------------

The following table indicates the relative amounts of revenue for the three years ended March 31, 1999 and the long-lived assets at the respective year ends of the Company by geographic area:

                                             1999                                 1998                            1997
                                                   LONG-LIVED                         Long-lived                     Long-lived
                                  REVENUE         assets(1)(2)         Revenue         assets(1)      Revenue(3)      assets(1)
                                   $000               $000              $000             $000           $000            $000
-------------------------------------------------------------------------------------------------------------------------------
United States                    1,719,066           380,956         2,019,403          486,258      1,368,351        443,172
Europe
  Germany                          159,231            53,860           158,196           63,010         98,046         53,763
  Netherlands                      166,332            45,004           182,301           61,978        108,531         55,491
  United Kingdom                   256,934            98,725           309,350           78,520        137,913         67,352
  Other                            363,291            82,344           375,848           82,831        211,065        148,541
-------------------------------------------------------------------------------------------------------------------------------
Total Europe                       945,788           279,932         1,025,695          286,339        555,555        325,147
Other foreign countries            232,366            69,080           277,638           94,700        168,391         99,880
-------------------------------------------------------------------------------------------------------------------------------
Total                            2,897,220           729,969         3,322,736          867,297      2,092,297        868,199
-------------------------------------------------------------------------------------------------------------------------------

(1) Long-lived assets are defined as equipment on operating leases, property and equipment, goodwill and noncompete agreements, all of which are net of the related depreciation and amortization.

(2) Fiscal 1999 includes long-lived assets of business held for sale which total $30.2 million.

(3) The acquisition of Kodak's Office Imaging and outsourcing businesses was completed in December 1996. Therefore, fiscal 1997 revenue only includes three months of the acquired businesses.

8. INCOME TAXES

The provision for income taxes for the three years ended March 31, 1999 was allocated as follows:

                                                           1999                1998               1997
                                                           $000                $000               $000
--------------------------------------------------------------------------------------------------------
(Benefit) provision for income taxes before
  extraordinary item                                     (62,773)             30,958             25,522
Tax benefit from extraordinary loss on early
  extinguishment of debt                                      --                  --               (349)
--------------------------------------------------------------------------------------------------------
Total (benefit) provision for income taxes               (62,773)             30,958             25,173
--------------------------------------------------------------------------------------------------------

The (benefit) provision for income taxes before the extraordinary item for the three years ended March 31, 1999 was as follows:

                                                        1999               1998                1997
                                                        $000               $000                $000
-----------------------------------------------------------------------------------------------------
U.S. INCOME TAX
  Current                                               (923)              6,785              (4,848)
  Deferred                                           (62,433)              2,192               7,438
-----------------------------------------------------------------------------------------------------
Total U.S. tax (benefit) provision                   (63,356)              8,977               2,590
-----------------------------------------------------------------------------------------------------
EUROPE INCOME TAX
  Current                                              7,874              24,180              20,298
  Deferred                                            (8,120)             (5,086)                 40
-----------------------------------------------------------------------------------------------------
Total Europe tax (benefit) provision                    (246)             19,094              20,338
-----------------------------------------------------------------------------------------------------
OTHER INTERNATIONAL INCOME TAX
  Current                                              3,380               4,912               3,059
  Deferred                                            (2,551)             (2,025)               (465)
-----------------------------------------------------------------------------------------------------
Total other international tax provision                  829               2,887               2,594
-----------------------------------------------------------------------------------------------------
TOTAL (BENEFIT) PROVISION FOR INCOME TAXES
  BEFORE EXTRAORDINARY ITEM                         (62,773)             30,958              25,522
-----------------------------------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

A reconciliation of the U.K. statutory corporate rate to the effective rate is as follows:

                                                           1999                  1998                1997
                                                           $000                  $000                $000
-----------------------------------------------------------------------------------------------------------
Tax (benefit) charge at standard U.K. rate               (110,841)              25,798              22,399
(Losses) profits taxed at other than
  standard U.K. rate and changes in valuation
  allowances                                               49,559                1,567              (2,962)
Permanent differences                                      (1,491)               3,593               6,085
-----------------------------------------------------------------------------------------------------------
(Benefit) provision for income taxes before
  extraordinary item                                      (62,773)              30,958              25,522
-----------------------------------------------------------------------------------------------------------

The tax at standard U.K. rate was 31% in fiscal 1999 and 1998 and 33% in fiscal 1997.

The tax effects of temporary differences that comprise the elements of deferred tax at March 31, 1999 and 1998 are as follows:

                                                                  1999                 1998
                                                                  $000                 $000
---------------------------------------------------------------------------------------------
DEFERRED TAX ASSETS:
Accrued expenses not deducted for tax purposes                    5,160                5,679
Reserves for inventory and accounts receivable not
  deducted for tax purposes                                      17,120               21,458
Restructuring charges not deducted for tax purposes              35,798                1,461
Inventory costs capitalized for tax purposes                      4,522                6,330
Tax loss carryforwards                                          171,324               40,807
Tax credit carryforwards                                          6,733                9,859
Depreciation                                                      6,134                   --
Other                                                                --                  317
---------------------------------------------------------------------------------------------
Total gross deferred tax assets                                 246,791               85,911
Valuation allowance                                             (85,266)             (14,744)
---------------------------------------------------------------------------------------------
Net deferred tax assets                                         161,525               71,167
---------------------------------------------------------------------------------------------
DEFERRED TAX LIABILITIES:
Leases                                                         (113,455)             (78,196)
Depreciation                                                         --              (18,920)
Other                                                              (914)                  --
---------------------------------------------------------------------------------------------
Total gross deferred tax liabilities                           (114,369)             (97,116)
---------------------------------------------------------------------------------------------
NET DEFERRED TAX ASSET (LIABILITY)                               47,156              (25,949)
---------------------------------------------------------------------------------------------


At March 31, 1999, the Company has net operating loss carryforwards relating to U.S. operations of approximately $327,547,000 of which $45,402,000 will expire if not used by March 31, 2012, $107,232,000 if not used by March 31, 2013 and $174,913,000 if not used by March 31, 2019. The Company also has a research and development credit of $2,588,000, relating to U.S. operations, which will expire if not used by March 31, 2013. The Company has an alternative minimum tax credit carryforward of $4,145,000, also relating to U.S. operations, which is available indefinitely. The Company has foreign net operating loss carryforwards of approximately $245,701,000 with varying expiration dates. Significant amounts of these losses are offset by valuation allowances reflecting the lack of certainty as to realization. The net change in the total valuation allowance for the years ended March 31, 1999, 1998 and 1997 was $70,522,000, $4,085,000 and
($1,306,000), respectively.

9. EMPLOYEE BENEFITS

Substantially all of the U.S. employees are entitled to participate in the Company's Profit Sharing Plan (the "Plan") established under Section 401(k) of the U.S. Internal Revenue Code. Employees are eligible to contribute voluntarily to the Plan after 90 days of employment. At its discretion, the Company may contribute 100% of the first 3% and 50% of the next 3% of the employee contribution. Employees are always vested in their contributed balance and become fully vested in the Company's contributions after four years of service. Effective February 1, 1999, the Company suspended its matching contribution to the Plan in an action to conserve cash. The expenses related to contributions to the Plan for the years ended March 31, 1999, 1998 and 1997 were approximately $12,650,000, $15,116,000, and $3,968,000, respectively.

Most non-U.S. employees participate in defined contribution plans with varying vesting and contribution provisions. The expenses related to these contributions for the years ended March 31, 1999 and 1998 were approximately $6,553,000 and $6,032,000, respectively.

In connection with the acquisition of the Office Imaging and outsourcing businesses, the Company acquired certain pension obligations of non-U.S. employees from Kodak. At March 31, 1999 the recorded liability for these pension obligations was $9.7 million.

The Company has a Supplemental Executive Retirement Plan ("SERP") which provides additional income for certain of its U.S. executives upon retirement. Contributions to the SERP are at the discretion of the Company, and were $333,700, $177,500 and $435,500, respectively, for the years ended March 31, 1999, 1998 and 1997.

10. EARNINGS PER SHARE

A reconciliation of the numerators and denominators of the basic and diluted earnings (loss) per ADS computations follows:

                                                   1999                                              1998
                              --------------------------------------------      ---------------------------------------------
                                INCOME            SHARES         PER-SHARE        Income            Shares          Per-Share
                              (NUMERATOR)      (DENOMINATOR)      AMOUNT        (numerator)      (denominator)       amount
                                                                                            (In thousands except
                                                                                             per share amounts)
-----------------------------------------------------------------------------------------------------------------------------
Net (loss) earnings           $(294,780)                                           $52,234
BASIC (LOSS)
  EARNINGS
  PER ADS:
  Income available
  to shareholders              (294,780)          56,915          $(5.18)           52,234           56,799           $0.92
                                                                  =======                                             =====
EFFECT OF DILUTIVE
SECURITIES:
Stock options                                         --                                              1,042
                                                  ------                                             ------
DILUTED (LOSS)
  EARNINGS
  PER ADS:
  Income available to
  shareholders plus
  assumed conversion          $(294,780)          56,915          $(5.18)          $52,234           57,841           $0.90
-----------------------------------------------------------------------------------------------------------------------------


                                                   1997
                               ------------------------------------------
                                 Income           Shares        Per-Share
                               (numerator)     (denominator)     amount
-------------------------------------------------------------------------
Net (loss) earnings              $41,777
BASIC (LOSS)
  EARNINGS
  PER ADS:
  Income available
  to shareholders                 41,777          56,268          $0.74
                                                                  =====
EFFECT OF DILUTIVE
SECURITIES:
Stock options                                      1,457
                                                  ------
DILUTED (LOSS)
  EARNINGS
  PER ADS:
  Income available to
  shareholders plus
  assumed conversion             $41,777          57,725          $0.72
-------------------------------------------------------------------------

The effect of the Company's $200.0 million of Convertible Subordinated Notes are not included in the computation of diluted earnings per ADS for the three years ended March 31, 1999 since they are anti-dilutive. For the year ended March 31, 1999, basic and diluted per share amounts are equal due to the net loss incurred by the Company.

11. SHARE OPTION PLANS

The Company's current share option plan (1996 Share Option Plan) authorizes the granting of both incentive and non-incentive share options for an aggregate of 22,500,000 Ordinary Shares (5,625,000 ADS equivalents). The option balance outstanding at March 31, 1999 also includes options issued pursuant to a plan that preceded the 1996 Share Option Plan. There are no shares available for issue under this plan. Under both plans, options are and were granted at prices not less than market value on the date of grant and the maximum term of an option may not exceed ten years. Share options under the 1996 Share Option Plan generally become vested in three equal tranches over three years beginning on the first anniversary of the date of grant. At March 31, 1999, a total of 4,120,152 options were vested under these plans, with exercise prices ranging from 43.17 to 592.00 pence per share.

The Company also established The Danka Employees' Trust Fund (the "Employees' Trust") to be used in conjunction with The Danka 1996 Share Option Plan. The Employees' Trust may subscribe for shares in the Company, which the Company has granted in the form of share options, or it may purchase the shares on the open market. The Employees' Trust will transfer shares to the employee upon exercise of their options. No shares were acquired by the Company for the year ended March 31, 1999 and 1998.

Transactions during the three years ended March 31, 1999 were as follows:

                                                                 Number of                      Exercise price
                                                              Ordinary Shares                      in pence
--------------------------------------------------------------------------------------------------------------
Balance outstanding at March 31, 1996                            6,598,104                        12.50-699.00
Granted                                                          3,868,294                       359.67-780.00
Exercised                                                        (764,802)                        12.50-439.67
Canceled                                                         (271,500)                       286.00-459.00
--------------------------------------------------------------------------------------------------------------
Balance outstanding at March 31, 1997                            9,430,096                        26.13-780.00
Granted                                                          8,780,405                       217.92-762.50
Exercised                                                         (668,816)                       41.00-439.67
Canceled                                                         (872,600)                       307.00-730.00
--------------------------------------------------------------------------------------------------------------
Balance outstanding at March 31, 1998                           16,669,085                        26.13-780.00
Granted                                                         14,014,417                        80.75-301.00
Exercised                                                         (572,000)                              26.13
Canceled                                                        (5,497,213)                      101.50-780.00
--------------------------------------------------------------------------------------------------------------
BALANCE OUTSTANDING
  AT MARCH 31, 1999                                             24,614,289                        43.17-762.50
--------------------------------------------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Information with respect to share options outstanding at March 31, 1999 is as follows:

Price range                          Number of                Weighted average
in pence                          Ordinary Shares             contractual life
------------------------------------------------------------------------------
43.17-74.25                           2,822,400                   3.3 years
80.75-127.50                         12,801,000                   9.7 years
215.66-378.67                         6,017,648                   8.4 years
445.00-762.50                         2,973,241                   7.8 years
------------------------------------------------------------------------------
                                     24,614,289
------------------------------------------------------------------------------

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

                                                              1999                  1998                1997
                                                              $000                  $000                $000
                                                                          (Except per ADS data)
-------------------------------------------------------------------------------------------------------------
Net (loss) earnings
      As reported                                           (294,780)              52,234              41,777
      Pro forma                                             (299,105)              36,869              34,903
Basic net (loss) earnings per ADS
      As reported                                             $(5.18)               $0.92               $0.74
      Pro forma                                               $(5.26)               $0.65               $0.62
Diluted net (loss) earnings per ADS
      As reported                                             $(5.18)               $0.90               $0.72
      Pro forma                                               $(5.26)               $0.64               $0.60
-------------------------------------------------------------------------------------------------------------

The fair value of each option grant is estimated using the Black-Scholes option pricing model. The following assumptions were used in determining the fair value of each option grant for each of the fiscal years ended March 31:

                                                          1999                    1998                  1997
------------------------------------------------------------------------------------------------------------
Dividend yield                                              0%                    .51%                  .42%
Expected volatility                                     164.0%                  139.0%                113.7%
Risk-free interest rate                              4.6%-5.7%               5.8%-6.7%             5.3%-7.0%
Expected life                                          5 years                 5 years               5 years
------------------------------------------------------------------------------------------------------------

The effects of applying Statement No. 123 in this pro forma disclosure are not indicative of future amounts.

12. COMMITMENTS, CONTINGENCIES AND RELATED PARTY TRANSACTIONS

Leases: The Company is obligated under various noncancelable operating leases for its office facilities, office equipment and vehicles. Future noncancelable lease commitments as of March 31, 1999, are as follows:

Year ending March 31                                              $000
----------------------------------------------------------------------
2000                                                           113,772
2001                                                            59,571
2002                                                            43,575
2003                                                            29,897
2004                                                            18,948
Thereafter                                                      41,072
----------------------------------------------------------------------

Rental expense for fiscal years ended March 31, 1999, 1998 and 1997 was approximately $109,582,000, $84,482,000, and $53,509,000, respectively.

KODAK COMMITMENTS: In connection with the acquisition of the Office Imaging and outsourcing businesses, Kodak and the Company entered into certain supply and other agreements which required the Company to make minimum equipment purchases from Kodak in future years and to fund research and development activities. For the year ended March 31, 1998 the Company recorded a provision of $10.0 million for the anticipated shortfall in equipment purchases relating to various supply agreements. In addition, the research and development agreement required the Company to contribute a total of $175.0 million (plus an additional $30.0 million upon the achievement of identified milestones) to Kodak for the development of new electrophotographic products. Effective December 15, 1998, the Company and Kodak terminated these agreements. During the fourth quarter of fiscal 1999, the Company and Kodak reached a new research and development agreement relating to the completed development of a digital high-volume copier, under which the Company agreed to pay approximately $23.0 million. The new machine was introduced in March 1999 at CeBit, an international trade fair in Hanover, Germany. On June 24, 1999, Kodak and the Company reached an agreement providing for mutual release of claims and obligations related to certain agreements previously entered into between Kodak and the Company. In connection with this agreement, liabilities of $10.0 million for the anticipated shortfall in Kodak equipment purchases recorded during the third quarter of fiscal 1998 and $13.5 million relating to research and development and other accrued costs recorded during the third quarter of fiscal 1999 were reversed during the fourth quarter of fiscal 1999.

LEASE COMMITMENTS: Danka Holding Company ("DHC"), a U.S. subsidiary of the Company, entered into an operating lease agreement (the "Agreement"), which expires on December 2002. The Agreement provides for DHC to lease certain real property in the U.S. The Agreement generally provides for DHC to pay property taxes, maintenance, insurance, and certain other operating costs of the leased properties. The leases covered by the Agreement provide for a residual guarantee by DHC at the end of the initial lease term, which has not been included in the table of future noncancelable lease commitments. The Agreement also includes purchase and renewal options at fair market values. DHC has the right to exercise a purchase option on the properties at the end of the lease term, or the properties can be sold to third parties. DHC expects the fair market value of the properties, subject to the purchase option or sale to third parties, to substantially reduce or eliminate DHC's payment under the residual value guarantee. DHC is obligated to pay the difference between the maximum amount of the residual guarantee and the fair market value at the termination of each lease under the Agreement. The maximum residual guarantee was approximately $42.6 million at March 31, 1999.

RELATED PARTY TRANSACTIONS: The Company remains contingently liable for the repayment of $485,000 of Industrial Revenue Bonds used to finance the construction of its corporate office in St. Petersburg, Florida. The obligation was assumed by a company controlled by the former Chief Executive when it acquired the corporate office building. The Company leases its corporate office and three other offices owned by companies in which the former Chief Executive has a significant interest. For the years ended March 31, 1999, 1998 and 1997, Danka was charged $721,000, $756,000, and $748,000, respectively, for rent due under these leases. The leases expire at various dates, with the last lease expiring in December 2003. In addition, for the year ended March 31, 1999, the Company paid approximately $2.1 million to a real estate services company whose former president is related to the former Chief Executive.

LITIGATION: Following the Company's December 16, 1997 announcement regarding the expected shortfall in revenue and earnings for the third fiscal quarter of 1998 and the 1998 fiscal year, purported class action lawsuits were filed in federal court in Florida against the Company, former directors and former officers, alleging violations of the federal securities laws. The lawsuits were consolidated and a consolidated class action complaint was filed in June 1998. The Company filed its motion to dismiss the complaint on or about July 29, 1998 and all briefs have been submitted to the court. The Company has not received a ruling from the court on its motion. The case is in the early stages and while it is impossible to predict the outcome or impact of such litigation, management believes this litigation is without merit and intends to vigorously defend the lawsuits.

As previously disclosed, the Company was a defendant in a purported lawsuit brought by the Company's former Chief Executive and Director asserting claims of breach of contract and fraud for Danka's refusal to pay certain sums alleged due under his employment agreement. The settlement of this case, which occurred during the first quarter of fiscal 2000, did not have a material impact on the Company's operations.

In February 1999, the Company was served with a complaint alleging that in December 1997, the plaintiffs attempted to sell approximately 1,000,000 restricted ADSs at approximately $35.00 per share and that the Company and its attorneys wrongfully refused and/or unreasonably delayed in registering the transfer of the plaintiffs' restricted shares. The complaint further states that the plaintiffs were unable to complete the sale of shares and were later forced to sell the shares in February 1998 at approximately $17.00 per share. The plaintiffs are attempting to recover the difference from the Company and its attorneys. The Company recently filed its motion to dismiss the complaint. This case is in the early stages and while the outcome of such litigation is impossible to predict, management believes this litigation is without merit and intends to vigorously defend the lawsuit.

The Company is subject to other legal proceedings and claims which arise in the ordinary course of its business. Management believes that the resolution of the above matters will not have a material adverse effect upon the Company's financial position, results of operations or liquidity.

INTERNAL REVENUE SERVICE: The Internal Revenue Service is conducting an examination of the Company's federal income tax returns for the fiscal years ended March 31, 1996 and 1995. The Company has received various notices of proposed adjustments; the principal adjustment relates to the timing of certain deductions associated with leased equipment financing. While the ultimate result can not be determined with certainty, the Company intends to vigorously contest the proposed adjustments and believes that the ultimate resolution will not have a material adverse effect upon the Company's consolidated results of operations, liquidity or financial position.

13. ACQUISITIONS

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

The Company did not make any material acquisitions for the years ended March 31, 1999 and 1998.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14. FINANCIAL INSTRUMENTS

Fair Value of Financial Instruments: At March 31, 1999, the carrying values of cash and cash equivalents, accounts receivable, accounts payable, accrued expenses, and other notes payable approximated fair value due to the short-term maturities of these assets and liabilities. The estimated fair market value of the Company's $200.0 million 6.75% Convertible Subordinated Notes at March 31, 1999 was approximately $103.0 million, based on the quoted market price of the Notes. The estimated fair market value at March 31, 1999 of the Company's Credit Agreement approximated the carrying amount of the debt, due to the short-term maturities of the individual components of debt.

FOREIGN CURRENCY INSTRUMENTS: From time to time, the Company enters into forward and option contracts to manage its exposure to fluctuations in foreign currency exchange rates on specific transactions. Foreign exchange forward contracts are legal agreements between two parties to purchase and sell a foreign currency, for a price specified at the contract date. The fair value of foreign exchange forward contracts is estimated by obtaining quotes for futures contracts with similar terms, adjusted where necessary for maturity differences. To hedge its foreign currency exposure, the Company also purchases foreign exchange options which permit, but do not require, the Company to exchange foreign currencies at a future date with another party at a contracted exchange rate. The fair value of foreign exchange options is estimated using active exchange quotations. At March 31, 1999, there were no outstanding forward contracts or option contracts to buy or sell foreign currency. For the year ended March 31, 1999, gains and losses realized on forward contracts and option contracts were not material.

Under the Company's Credit Agreement, it is required to enter into arrangements that provide protection from the volatility of variable interest rates for a portion of the outstanding principal balance on the Credit Agreement. To fulfill this obligation, the Company has utilized interest rate swap agreements to eliminate the impact of interest rate changes on certain variable rate principal balances outstanding under the Credit Agreement. At March 31, 1999, the Company had interest rate swap agreements with four financial institutions, effectively converting variable rate principal balances to fixed rates for periods of two to three years. At March 31, 1999, the Company maintained interest rate swaps on principal/notional amounts of DEM65.1 million ($36.0 million), NLG93.6 million ($45.9 million), FRF166.9 million ($27.5 million), and U.S.$100.0 million, with weighted average fixed rates of approximately 5.2%.

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

15. QUARTERLY FINANCIAL DATA (UNAUDITED)

The following table presents selected quarterly financial data for the periods indicated:

                                                      June 30           September 30        December 31         March 31
                                                       $000                  $000              $000             $000
                                                                            (Except per ADS data)
--------------------------------------------------------------------------------------------------------------------------
Fiscal 1999
     Revenue                                          765,399              733,844           723,874           674,103
     Gross profit                                     279,071              249,722           145,684(a)        261,420(c)
     Net earnings (loss)                                5,011              (13,355)         (274,009)(b)       (12,427)(d)
     Net earnings (loss) per ADS (diluted)              $0.09               $(0.23)           $(4.82)(b)        $(0.22)(d)
--------------------------------------------------------------------------------------------------------------------------
Fiscal 1998
     Revenue                                          834,088              814,763           834,226           839,659
     Gross profit                                     309,162              299,028           297,358           303,471
     Net earnings (loss)                               18,466               19,725              (373)(e)        14,416
     Net earnings (loss) per ADS (diluted)              $0.32                $0.34            $(0.01)(e)         $0.25
--------------------------------------------------------------------------------------------------------------------------

(a) Includes the effect of $73.2 million in special charges to the cost of revenue.
(b) Includes the effect of $236.2 million in restructuring and other special charges.
(c) Includes the net credit of $14.8 million in special charges and credits to the cost of revenue.
(d) Includes the net credit of $10.7 million in restructuring and other special charges and credits.
(f) Includes the effect of $21.0 million in restructuring and other special charges.

INDEPENDENT AUDITOR'S REPORT



To the Members of Danka Business Systems PLC

We have audited the consolidated balance sheets of Danka Business Systems PLC and subsidiaries as of March 31, 1999 and 1998, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the years in the three-year period ended March 31, 1999. These consolidated financial statements are the responsibility of the group's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the aforementioned consolidated financial statements present fairly in all material respects the financial position of Danka Business Systems PLC and subsidiaries as of March 31, 1999 and 1998, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 1999 in conformity with generally accepted accounting principles in the United States.



KPMG Audit Plc
Chartered Accountants
Registered Auditor
London, England                                                   July 14, 1999