Form 10-K, Exhibit 13
period 2000-03-31
DANKA BUSINESS SYSTEMS PLC
filed 2000-06-06
CIK 894010

                                                                      Exhibit 13

SELECTED Consolidated Financial Data


                                                   2000             1999             1998             1997           1996
                                                   $000             $000             $000             $000           $000
For the years ended March 31                                                (Except per ADS data)
---------------------------------------------------------------------------------------------------------------------------
REVENUE:
  Retail                                         2,378,871        2,676,306        3,054,167       1,851,766      1,069,593
  Wholesale                                        116,751          220,914          268,569         240,531        170,711
---------------------------------------------------------------------------------------------------------------------------
                                                 2,495,622        2,897,220        3,322,736       2,092,297      1,240,304
---------------------------------------------------------------------------------------------------------------------------
GROSS PROFIT:
  Retail                                           847,115          903,500        1,130,701         735,457        446,909
  Special charges, retail
     gross profit                                       --          (57,853)         (10,000)             --             --
  Wholesale                                         23,298           31,653           50,644          44,061         30,116
  Special charges, wholesale
     gross profit                                       --             (514)              --              --             --
---------------------------------------------------------------------------------------------------------------------------
                                                   870,413          876,786        1,171,345         779,518        477,025
Selling, general and administrative
     expenses                                      738,319          919,897          941,707         610,770        358,783
Special charges, general and
     administrative expenses                            --           16,805               --              --             --
Amortization of intangible assets                   14,258           19,714           21,232          19,386         13,587
Write-off of goodwill and other
     long-lived assets                                  --          109,474               --              --             --
Commitment to Kodak under R&D agreements                --           53,434           50,000          12,500             --
Restructuring charges (credits)                     (4,148)          40,818           11,000          35,000          8,500
---------------------------------------------------------------------------------------------------------------------------
EARNINGS (LOSS) FROM OPERATIONS                    121,984         (283,356)         147,406         101,862         96,155
Interest expense and other, net                    107,631           74,197           64,214          33,985         21,566
---------------------------------------------------------------------------------------------------------------------------
EARNINGS (LOSS) BEFORE INCOME TAXES                 14,353         (357,553)          83,192          67,877         74,589
Provision (benefit) for income taxes                 4,019          (62,773)          30,958          25,522         28,241
---------------------------------------------------------------------------------------------------------------------------
EARNINGS (LOSS) BEFORE EXTRAORDINARY ITEM           10,334         (294,780)          52,234          42,355         46,348
Extraordinary loss on early extinguishment
     of debt, net of tax                                --               --               --             578          1,133
---------------------------------------------------------------------------------------------------------------------------
NET EARNINGS (LOSS)                                 10,334         (294,780)          52,234          41,777         45,215
---------------------------------------------------------------------------------------------------------------------------

PER ADS DATA:
  Basic income available to common
        shareholders per ADS                    $     0.10       $    (5.18)     $      0.92      $     0.74     $     0.91
  Diluted income available to common
        shareholders per ADS                    $     0.10       $    (5.18)     $      0.90      $     0.72     $     0.88
  Dividends per ADS                                     --               --      $      0.20      $     0.16     $     0.13

BALANCE SHEET DATA:
Total assets                                     1,667,697        1,905,142        2,178,941       2,352,704      1,091,556
Long-term debt, less current maturities            715,406        1,052,415          858,892       1,059,823        318,262
Redeemable convertible participating
     shares                                        207,878               --               --              --             --
Shareholders' equity                               176,714          171,164          480,307         465,731        441,843

Note: Certain prior year amounts have been reclassified to conform with the current year presentation.

MANAGEMENT'S Discussion and Analysis of Financial Condition and Results of Operations

THE COMPANY
Danka Business Systems PLC and its subsidiaries ("Danka" or the "Company") is one of the world's largest independent suppliers of photocopiers and related office imaging equipment solutions. Danka primarily markets these products and related services, parts and supplies on a direct basis to retail customers throughout 29 countries.The Company principally distributes the products of Canon, Heidelberg, Ricoh and Toshiba. Throughout Europe, the Company also markets private label photocopiers and facsimile machines and related supplies on a direct basis under the Company's Infotec trademark. In addition to its direct retail customers, the Company markets photocopiers and related parts and supplies on a wholesale basis to independent dealers through its international operations. The Company closed its U.S. wholesale operations effective March 31, 1999. In addition, the Company sold its facsimile business, Omnifax, effective July 30, 1999 to Xerox Corporation for $45.0 million in cash.

The Company also provides worldwide document management services through its outsourcing business, Danka Services International ("DSI"). Services provided by DSI range from on- and off-site document management services, including the management of central reprographics departments, the placement and maintenance of convenience copiers, print-on-demand operations and document archiving and retrieval services.

For fiscal 2000 the Company reported net earnings of $10.3 million, or $0.10 per American Depositary Share ("ADS"), versus a loss of $5.18 per ADS for fiscal 1999. The Company realized improvements in its combined gross profit margin and significant reductions in selling, general and administrative expenses during fiscal 2000 primarily related to its restructuring initiatives and worldwide cost reduction program implemented during the third quarter of fiscal 1999.

In July 1999, Danka launched worldwide distribution of its first high-volume digital printing system, the DigiSource 9110, renamed the Digimaster 9110 in March 2000. The Digimaster 9110 was developed by Kodak and is designed and manufactured through a joint venture by Heidelberg Digital ("Heidelberg") and Nexpress Solutions. In October 1999 the Company signed a five-year agreement with Heidelberg to distribute worldwide black and white electrophotographic equipment manufactured by Heidelberg, including the Digimaster 9110 Network Imaging System.

RESULTS OF OPERATIONS
The following tables set forth for the periods indicated the dollar amounts and percentage of total revenue represented by certain items in the Company's Consolidated Statements of Operations before and after restructuring and other special charges:

AFTER RESTRUCTURING AND OTHER SPECIAL CHARGES:


                                                     Years ended March 31
----------------------------------------------------------------------------------
(In millions)                                 2000           1999           1998
----------------------------------------------------------------------------------
REVENUE:
  Retail equipment sales                    $  733.8       $  755.5       $  985.3
  Retail service, supplies and rentals       1,645.1        1,920.8        2,068.9
  Wholesale                                    116.7          220.9          268.5
----------------------------------------------------------------------------------
TOTAL REVENUE                                2,495.6        2,897.2        3,322.7
Cost of revenue                              1,625.2        2,020.4        2,151.4
----------------------------------------------------------------------------------
GROSS PROFIT                                   870.4          876.8        1,171.3
Selling, general and
  administrative expenses                      738.3          936.7          941.7
Amortization of intangible assets               14.3           19.7           21.2
Write-off of goodwill and other
  long-lived assets                               --          109.5             --
Commitment to Kodak under
  R&D agreements                                  --           53.4           50.0
Restructuring charges                           (4.1)          40.8           11.0
----------------------------------------------------------------------------------
EARNINGS (LOSS) FROM OPERATIONS                121.9         (283.3)         147.4
Interest expense and other, net                107.6           74.2           64.2
----------------------------------------------------------------------------------
EARNINGS (LOSS) BEFORE
  INCOME TAXES                                  14.3         (357.5)          83.2
Provision (benefit) for income taxes             4.0          (62.7)          31.0
----------------------------------------------------------------------------------
NET EARNINGS (LOSS)                         $   10.3       $ (294.8)      $   52.2
----------------------------------------------------------------------------------


                                                      Years ended March 31
----------------------------------------------------------------------------------
(Percentage of total revenue)                    2000          1999          1998
----------------------------------------------------------------------------------
REVENUE:
  Retail equipment sales                         29.4%         26.1%         29.6%
  Retail service, supplies and rentals           65.9          66.3          62.3
  Wholesale                                       4.7           7.6           8.1
----------------------------------------------------------------------------------
TOTAL REVENUE                                   100.0         100.0         100.0
Cost of revenue                                  65.1          69.7          64.8
----------------------------------------------------------------------------------
GROSS PROFIT                                     34.9          30.3          35.2
Selling, general and
  administrative expenses                        29.6          32.4          28.3
Amortization of intangible assets                 0.6           0.7           0.6
Write-off of goodwill and other
  long-lived assets                                --           3.8            --
Commitment to Kodak under
  R&D agreements                                   --           1.8           1.5
Restructuring charges                            (0.2)          1.4           0.4
----------------------------------------------------------------------------------
EARNINGS (LOSS) FROM OPERATIONS                   4.9          (9.8)          4.4
Interest expense and other, net                   4.3           2.5           1.9
----------------------------------------------------------------------------------
EARNINGS (LOSS) BEFORE
  INCOME TAXES                                    0.6         (12.3)          2.5
Provision (benefit) for income taxes              0.2          (2.1)          0.9
----------------------------------------------------------------------------------
NET EARNINGS (LOSS)                               0.4         (10.2)          1.6
----------------------------------------------------------------------------------

MANAGEMENT'S Discussion and Analysis of Financial Condition and Results of Operations (continued)

BEFORE RESTRUCTURING AND OTHER SPECIAL CHARGES:


                                                            Years ended March 31
-----------------------------------------------------------------------------------------------
(In millions)                                       2000             1999               1998
-----------------------------------------------------------------------------------------------
REVENUE:
  Retail equipment sales                        $    733.8        $    755.5         $    985.3
  Retail service, supplies and rentals             1,645.1           1,920.8            2,068.9
  Wholesale                                          116.7             220.9              268.5
-----------------------------------------------------------------------------------------------
TOTAL REVENUE                                      2,495.6           2,897.2            3,322.7
Cost of revenue                                    1,625.2           1,962.1            2,141.4
-----------------------------------------------------------------------------------------------
GROSS PROFIT                                         870.4             935.1            1,181.3
Selling, general and
  administrative expenses                            738.3             919.9              941.7
Amortization of
  intangible assets                                   14.3              19.7               21.2
Write-off of goodwill and other
  long-lived assets                                   --                --                 --
Commitment to Kodak under
  R&D agreements                                      --                53.4               50.0
Restructuring charges                                 --                --                 --
-----------------------------------------------------------------------------------------------
EARNINGS (LOSS)
  FROM OPERATIONS                                    117.8             (57.9)             168.4
Interest expense and other, net                      107.6              74.2               64.2
-----------------------------------------------------------------------------------------------
EARNINGS (LOSS)
  BEFORE INCOME TAXES                                 10.2            (132.1)             104.2
Provision (benefit) for income taxes                   2.9             (13.2)              38.8
-----------------------------------------------------------------------------------------------
NET EARNINGS (LOSS)                             $      7.3        $   (118.9)        $     65.4
-----------------------------------------------------------------------------------------------


                                                           Years ended March 31
-----------------------------------------------------------------------------------------
(Percentage of total revenue)                      2000            1999             1998
-----------------------------------------------------------------------------------------
REVENUE:
  Retail equipment sales                           29.4%           26.1%            29.6%
  Retail service, supplies and rentals             65.9            66.3             62.3
  Wholesale                                         4.7             7.6              8.1
-----------------------------------------------------------------------------------------
TOTAL REVENUE                                     100.0           100.0            100.0
Cost of revenue                                    65.1            67.7             64.5
-----------------------------------------------------------------------------------------
GROSS PROFIT                                       34.9            32.3             35.5
Selling, general and
  administrative expenses                          29.6            31.8             28.3
Amortization of
  intangible assets                                 0.6             0.7              0.6
Write-off of goodwill and other
  long-lived assets                                --              --               --
Commitment to Kodak under
  R&D agreements                                   --               1.8              1.5
Restructuring charges                              --              --               --
-----------------------------------------------------------------------------------------
EARNINGS (LOSS)
  FROM OPERATIONS                                   4.7            (2.0)             5.1
Interest expense and other, net                     4.3             2.5              1.9
-----------------------------------------------------------------------------------------
EARNINGS (LOSS)
  BEFORE INCOME TAXES                               0.4            (4.5)             3.2
Provision (benefit) for income taxes                0.1            (0.4)             1.2
-----------------------------------------------------------------------------------------
NET EARNINGS (LOSS)                                 0.3            (4.1)             2.0
-----------------------------------------------------------------------------------------

Note: Certain prior year amounts have been reclassified to conform with the current year presentation.

The following tables set forth for the periods indicated the dollar gross profit margin and the percentage for each of the Company's revenue classifications before and after restructuring and other special charges:

AFTER RESTRUCTURING AND OTHER SPECIAL CHARGES:

                                                   Years ended March 31
----------------------------------------------------------------------------
(In millions)                                  2000       1999         1998
----------------------------------------------------------------------------
GROSS PROFIT:
  Retail equipment sales                    $ 214.3    $ 140.3      $ 310.5
  Retail service, supplies and rentals        632.8      705.4        810.2
  Wholesale                                    23.3       31.1         50.6

                                                   Years ended March 31
----------------------------------------------------------------------------
(As percentage of each revenue
   classification)                             2000       1999         1998
----------------------------------------------------------------------------
GROSS PROFIT:
Retail equipment sales                         29.2%      18.6%        31.5%
Retail service, supplies and rentals           38.5       36.7         39.2
Wholesale                                      20.0       14.1         18.9

BEFORE RESTRUCTURING AND OTHER SPECIAL CHARGES:

                                                   Years ended March 31
----------------------------------------------------------------------------
(In millions)                                  2000       1999         1998
----------------------------------------------------------------------------
GROSS PROFIT:
  Retail equipment sales                    $ 214.3    $ 171.0      $ 320.5
  Retail service, supplies and rentals        632.8      732.5        810.2
  Wholesale                                    23.3       31.6         50.6

                                                   Years ended March 31
----------------------------------------------------------------------------
(As percentage of each revenue
   classification)                             2000       1999         1998
----------------------------------------------------------------------------
GROSS PROFIT:
  Retail equipment sales                       29.2%      22.6%        32.5%
  Retail service, supplies and rentals         38.5       38.1         39.2
  Wholesale                                    20.0       14.3         18.9

THE FOLLOWING COMPARISON ANALYSIS FOR THE THREE YEARS ENDED MARCH 31, 2000 IS BASED ON THE COMPANY'S RESULTS BEFORE THE EFFECT OF ALL RESTRUCTURING AND OTHER SPECIAL CHARGES, WHICH OCCURRED DURING THE FISCAL 1999 AND 1998 YEARS. IN FISCAL 2000, THE COMPANY REVERSED $4.1 MILLION IN UNUTILIZED RESERVES ASSOCIATED WITH ITS FISCAL 1999 AND 1997 RESTRUCTURING CHARGES. TO REVIEW THE EFFECTS OF SUCH CHARGES ON THE COMPANY'S OPERATIONS, REFER TO THE COMPARATIVE TABLES ON PAGES 15-17 OF THIS ANNUAL REPORT.

REVENUE: Fiscal 2000 revenue declined 14% to $ 2.5 billion compared to $2.9 billion in fiscal 1999. Revenue for fiscal 2000 was affected by the sale of the Company's Omnifax business effective July 30, 1999 and the closure of its U.S. Wholesale division effective March 31, 1999. Results for fiscal 2000 included $35.7 million of revenue from the Omnifax business compared to $111.0 million for fiscal 1999. In addition, the U.S. wholesale operations reported revenue of $96.7 million in fiscal 1999.

The Company's fiscal 2000 retail equipment sales declined 3% to $733.8 million from $755.5 million in fiscal 1999. In fiscal 1999, the Company entered into several key strategic vendor alliances and expanded its worldwide product portfolio to add new products in color, digital and high-volume as discussed below in the fiscal 1999 review. Related to this strategic focus, the Company took actions to aggressively move away from the sale of low segment analog machines during fiscal 2000. Although not evident in the fiscal year-over-year comparison, the Company reported sequential quarterly growth in its retail equipment sales during the second and fourth quarters of fiscal 2000, while the third quarter remained relatively flat. Further, strengthened by the Company's expanded product portfolio, fiscal 2000 sales of black and white digital and color equipment represented 42% of retail equipment sales compared to 25% in fiscal 1999.

Retail service, supplies and rentals revenue declined 14% to $1.6 billion in fiscal 2000 from $1.9 billion in fiscal 1999. The decline was due to the sale of non-core operations, including the Company's Omnifax business in July 1999, as well as declines in the Company's analog machine base due to shifts in the industry and product mix to mid- and high-volume digital and color equipment. As discussed above, the Company took actions to aggressively move away from the sale of low segment analog machines, which impacted service and supply revenue.

Fiscal 2000 wholesale revenue declined 47% to $116.7 million from $220.9 million in fiscal 1999 primarily due to the closure of the Company's U.S. wholesale division effective March 31, 1999. As mentioned above, the U.S. wholesale division reported revenue of $96.7 million in fiscal 1999. The decision to close the Company's U.S. wholesale operations was in-line with its strategy to focus on higher margin businesses.

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

The Company believes the shortfall in fiscal 1999 retail equipment sales, which declined 23% to $755.5 million, was related to a number of factors. First, equipment sales in the U.S. and international markets were affected in the third and fourth quarters by negative press regarding the Company's financial situation at that time, which led to some price discounting. Second, the Company's product availability was constrained due to stricter credit terms with suppliers primarily during the third quarter. Similarly, the Company lacked the digital product availability necessary to compete in marketplaces experiencing the accelerated shift to digital products primarily in the U.S. and Australasia. During the second half of the fiscal year, the Company also

MANAGEMENT'S Discussion and Analysis of Financial Condition and Results of Operations (continued)

experienced difficulties in receiving lease financing, resulting in delays and loss of sales in both the North American and international markets. See--"Liquidity and Capital Resources" for discussion on GE Capital agreement and the Company's ability to meet necessary requirements imposed by GE Capital. The International division's equipment sales, primarily in the U.K. and Australasia, were also impacted as a result of competitive pressures from Japanese manufacturers selling directly to customers. The Company took several steps in fiscal 1999 to improve its digital portfolio to meet the accelerated shift in customer demand. In September 1998, the Company entered into an alliance with Canon, allowing the Company to offer the complete line of Canon color copiers to all of its customers throughout North America, Europe and select Latin American countries. In January 1999, the Company received authorization from Canon to offer a full line of digital black and white copiers throughout the U.S. The Company has similar distribution rights regarding Toshiba digital black and white products. Furthermore, the Company introduced distribution of its first high-volume digital machine, the Digimaster 9110, manufactured by Heidelberg, in March 1999 and launched worldwide distribution of the product in July.

The Company's retail service, supplies and rentals revenue declined 7% to $1.9 billion in fiscal 1999 from $2.1 billion in fiscal 1998. The decline was primarily due to two factors. First, the erosion of the U.S. installed machine base, specifically within the Company's larger named accounts, resulted in a decline in service and supply revenue. Second, supply sales in the Company's International division weakened due to the competitive pressures from Japanese manufacturers selling directly to customers.

Wholesale revenue declined 18% to $220.9 million in fiscal 1999 from $268.6 million in fiscal 1998. The decline was primarily due to lower sales in the U.S. in both equipment and supplies as a result of the Company focusing its efforts on higher profit margin sales. The Company closed its U.S. wholesale division effective March 31, 1999.

Approximately 40% of the Company's revenue is generated in countries outside of the United States. As a result of foreign currency fluctuations, the Company's revenue for the fiscal years 2000, 1999 and 1998 was negatively impacted by approximately $67.1 million, $16.8 million and $100.0 million, respectively.

GROSS PROFIT: Fiscal 2000 gross profit declined 7% to $870.4 million from $935.1 million in fiscal 1999. The gross profit as a percentage of total revenue increased to 34.9% in fiscal 2000 from 32.3%, before special charges, in fiscal 1999. The increase in the Company's combined gross profit margin was attributable to improvements in each of the Company's revenue categories.

Gross profit as a percentage of retail equipment sales increased to 29.2% in fiscal 2000 from 22.6%, before special charges, in fiscal 1999. Changes in the current product mix resulting from new, higher margin products in color, digital and high-volume, positively affected the fiscal 2000 retail equipment margin. The higher retail equipment margin was partially offset by a reduced margin in the fourth quarter related to the Company's decision to sell off end of life Kodak analog equipment at significantly reduced margins. Also affecting the retail equipment margin were manufacturer price increases on digital equipment, which were not fully recovered in pricing actions set by the Company during the fourth quarter. The margin for fiscal 1999 also reflected the impact of the write-down of certain non-Kodak branded inventory to estimated market value and the Company's efforts to reduce out-of-box inventories during the third quarter.

The gross profit margin on retail service, supplies and rentals increased to 38.5% in fiscal 2000 compared to 38.1%, before special charges, in fiscal 1999. The increase was primarily due to improvements in U.S. service productivity. The improvement in the service margin for fiscal 2000 was partially offset by a lower margin in the fourth quarter which was impacted by higher parts costs specifically related to parts used in the servicing of the Company's Kodak analog installed machine base. The service margin was also affected by lower service revenue in the fourth quarter, which has resulted from the decline in the Company's installed analog machine base.

The gross profit margin on wholesale sales increased to 20.0% in fiscal 2000 compared to 14.3%, before special charges, in fiscal 1999 primarily due to the closure of the Company's U.S. wholesale operations effective March 31, 1999. The U.S. wholesale operations generated a lower gross profit margin than the Company's international wholesale business.

Gross profit declined 18% to $935.1 million in fiscal 1999 from $1.2 billion in fiscal 1998. The total gross profit margin decreased to 32.3% in fiscal 1999 from 35.5% in fiscal 1998. The decline in the Company's total gross profit margin, before special charges, was primarily due to a lower retail equipment margin. Including the effect of special charges to cost of retail equipment sales, retail service, supplies and rental costs, and wholesale costs of revenue during fiscal 1999 and the $10.0 million provision for the anticipated shortfall in equipment purchases recorded in the third quarter of fiscal 1998, gross profit was $876.8 million in fiscal 1999 compared to $1.2 billion in fiscal 1998. See Note 7 to the consolidated financial statements for discussion.

Gross profit as a percentage of retail equipment sales decreased to 22.6% in fiscal 1999 compared to 32.5% in fiscal 1998, before special charges. The decline in the retail equipment margin was attributable to several factors, including the write-down of certain of the Company's non-Kodak branded inventory to estimated market value during the third quarter and the Company's efforts to reduce used machine and out-of-box inventories during the fiscal year. The net impact of these factors was approximately $25.0 million. Other factors that affected the Company's retail equipment margin were primarily external market pressures. First, the negative press regarding the Company's financial situation led to price discounting to customers. Second, the impact of competitive pressures on equipment sales has increased in the U.S. and international markets as a result of the accelerated shift to digital products and the direct selling by Japanese manufacturers, the latter occurring more so in the international market.

Including the effect of special charges, gross profit as a percentage of retail equipment sales declined to 18.6% for fiscal 1999.

The gross profit margin on retail service, supplies and rentals, declined to 38.1% in fiscal 1999 compared to 39.2% in fiscal 1998, before special charges. Including special charges to retail service, supplies and rental costs, the Company reported a gross profit margin of 36.7% in fiscal 1999.

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

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES: Selling, general and administrative expenses ("SG&A") declined 20% to $738.3 million in fiscal 2000 from $919.9 million in fiscal 1999 before special charges. As a percentage of revenue, SG&A expenses decreased to 29.6% for fiscal 2000 compared to 31.8% in fiscal 1999. The decrease was due to cost savings achieved through the Company's restructuring initiatives and worldwide cost reduction program implemented in December 1998 as well as the closure of the Company's U.S. wholesale division in March 1999 and the sale of its Omnifax business in July 1999.

SG&A expenses declined 2% to $919.9 million in fiscal 1999 from $941.7 million in fiscal 1998, respectively. A decline in selling expenses primarily due to lower retail equipment sales was partially offset by higher general and administrative expenses, the majority of which occurred during the second half of fiscal 1999. Primary factors of the increase in general and administrative expenses included increased bad debt expenses, professional fees related to the Company's restructuring efforts and costs associated with the IT separation from Kodak in December. The net impact of these factors was approximately $15.0 million. During the third quarter of fiscal 1999, the Company implemented a worldwide cost reduction program with the goal of reducing SG&A levels. As a percentage of revenue, total SG&A expenses increased to 31.8% in fiscal 1999 from 28.3% in fiscal 1998. The increase was primarily due to the decline in total revenue. Including the effect of special charges during fiscal 1999, the Company reported total SG&A expenses of $936.7 million.

AMORTIZATION OF INTANGIBLE ASSETS: Amortization of intangible assets totaled $14.3 million, $19.7 million and $21.2 million for fiscal 2000, 1999 and 1998. The decrease in fiscal 2000 was principally related to the write-off of goodwill in fiscal 1999. The Company's total goodwill was also reduced in fiscal 2000 related to the sale of the Omnifax business. The Company continually evaluates its goodwill and other long-lived assets for recoverability. In fiscal 1999, the Company determined that based on changes in the business environment and an analysis of projected cash flows, the carrying amount of certain goodwill and other long-lived assets in the U.S. and Canada would not be recoverable. Accordingly, the resulting analysis necessitated a write-down of $107.9 million during the third quarter, comprised of $89.5 million in the U.S. and $18.4 million in Canada. In the fourth quarter of fiscal 1999, the Company closed its U.S. wholesale operations and wrote-off $1.6 million of goodwill.

COMMITMENT TO KODAK UNDER RESEARCH AND DEVELOPMENT AGREEMENTS: In connection with the acquisition of the Office Imaging and outsourcing businesses in December 1996, the Company was providing funding to Kodak for ongoing research and development for new electrophotographic equipment under a Research and Development agreement. The Company was to pay Kodak a sum of $175.0 million over the period April 1, 1997 through December 31, 2002 (plus an additional $30.0 million if certain milestones were met). Effective December 15, 1998 the Research and Development agreement was terminated. Following the termination of this agreement, the Company and Kodak reached a new agreement under which Kodak was required to finish the development of a digital high-volume copier, the Digimaster 9110, and the Company agreed to pay Kodak $23.0 million. The Company recorded commitments to Kodak under research and development agreements of $53.4 million and $50.0 million in fiscal 1999 and 1998, respectively. The Company had no further commitments to Kodak for research and development in fiscal 2000.

RESTRUCTURING CHARGES: The Company recorded a $42.7 million pre-tax restructuring charge during fiscal 1999, primarily related to the Company's worldwide cost reduction program announced during the third quarter. The fiscal 1999 restructuring charge was reduced by $1.9 million for remaining liabilities unused from prior restructuring charges in fiscal 1998 and fiscal 1997 resulting in a net charge of $40.8 million. The Company also reversed $4.1 million in fiscal 2000 which is included as a credit to restructuring charges. Of the total amount, $3.1 million related to lease obligations originally provided for in the 1997 restructuring plan which were not utilized as a result of favorable lease settlements on certain facilities. The remaining $1.0 million reversal related to estimated severance provided for in the 1999 restructuring plan which was not fully utilized. In fiscal 1998, the Company recorded an $11.0 million pre-tax restructuring charge principally related to the integration of the Office Imaging business. The charge consisted of severance and other employee termination benefits.

EARNINGS (LOSS) FROM OPERATIONS: Earnings from operations increased to $117.8 million in fiscal 2000 compared to an operating loss of $57.9 million in fiscal 1999, before restructuring and other special charges. Earnings from operations were positively impacted by the higher combined gross profit, lower SG&A expenses, lower amortization expense and the elimination of research and development commitments to Kodak.

MANAGEMENT'S Discussion and Analysis of Financial Condition and Results of Operations (continued)

The operating loss of $57.9 million in fiscal 1999 compared to earnings from operations of $168.4 million in fiscal 1998. Fiscal 1999 earnings from operations were primarily impacted by the decline in revenue, lower combined gross profit and higher SG&A expenses. Including restructuring and other special charges, the Company reported an operating loss of $283.3 million in fiscal 1999.

INTEREST EXPENSE AND OTHER, NET: Interest expense and other, net increased to $107.6 million in fiscal 2000 compared to $74.2 million in fiscal 1999 and $64.2 million in fiscal 1998. The increase in fiscal 2000 is related to several factors, including a $4.3 million litigation settlement, a loss of $2.1 million related to the sale of the Company's Omnifax business in July 1999 and foreign exchange losses of $0.6 million. On March 3, 2000, Wasserstein Perella, Inc., a former financial advisor to the Company, filed a suit alleging the Company failed to pay Wasserstein certain fees. The complaint sought damages of not less than $16.0 million. On May 15, 2000, the Company settled the lawsuit for $4.3 million. Excluding these losses, interest expense totaled $100.6 million for fiscal 2000.

The interest expense increase was primarily due to a higher interest rate as well as covenant waiver fees of $16.9 million incurred by the Company, relating to amendments to the Company's Credit Agreement effective June 15, July 9 and December 1, 1999. See--"Liquidity and Capital Resources." The increase in fiscal 1999 related to higher levels of borrowings, a higher interest rate and waiver fees paid by the Company. The interest rate increase and waiver fees were related to amendments to the Company's Credit Agreement effective June 30, 1998 and waivers dated October 18, 1998 and February 26, 1999.

INCOME TAXES: Income taxes increased to $4.0 million for fiscal 2000 compared to a tax benefit of $62.8 million for fiscal 1999 after restructuring and other special charges. The increase was primarily due to a higher level of earnings. The combined effective income tax rate was 28.0% for fiscal 2000 compared to a 17.6% tax benefit in fiscal 1999 due to the loss before income taxes. The reduction from the statutory U.K. tax rate of 30.0% in fiscal 2000 was due to utilization of tax loss carry-forwards. For fiscal 1998, the Company reported income taxes of $31.0 million, based on an effective income tax rate of 37.2%. The reduction in the fiscal 1999 effective tax rate was the result of non-tax deductible items, primarily the write-off of goodwill and other long-lived assets, valuation allowances established as a result of uncertainties about the ability to utilize net operating loss carry-forwards in certain jurisdictions, principally in the U.K. and Canada, and the pre-tax loss. Excluding the effect of restructuring and other special charges, the Company's effective tax benefit for fiscal 1999 was 10.0%.

NET EARNINGS (LOSS): The Company reported net earnings of $7.3 million in fiscal 2000, excluding the $4.1 million restructuring credit, compared to a net loss of $118.9 million in fiscal 1999, before restructuring and other special charges.

The increase was attributable to higher combined gross profit, lower SG&A expenses, lower amortization expense and the elimination of research and development commitments to Kodak. The Company reported net earnings of $65.4 million in fiscal 1998. Including the effect of restructuring and other special charges, the Company reported net earnings of $10.3 million in fiscal 2000 compared to a net loss of $294.8 million in fiscal 1999 and net earnings of $52.2 million in fiscal 1998.

EXCHANGE RATES
The Company operates in 29 countries worldwide, and therefore, fluctuations in exchange rates between the U.S. dollar and the currencies in each of the countries in which the Company operates, will affect the results of the Company's international operations reported in U.S. dollars and the value of such operations' net assets reported in U.S. dollars. The results of operations, financial condition and competitive position of the Company's business are affected by the relative strength of its currencies in countries where its products are currently sold. The Company's results of operations and financial condition can be adversely affected by fluctuations in foreign currencies and by translations of the financial statements of the Company's foreign subsidiaries from local currencies into U.S. dollars.

LIQUIDITY AND CAPITAL RESOURCES
The Company's primary cash requirements are for working capital, servicing its indebtedness and funding capital expenditures. The Company believes cash flow from internally generated funds and the availability under the amended credit agreement will be sufficient to support its operations during the next twelve months.

OPERATING ACTIVITIES: The Company's net cash flow provided by operating activities was $180.6 million, $36.6 million and $171.4 million in fiscal 2000, 1999 and 1998, respectively. The increase in fiscal 2000 operating cash flow was favorably impacted by the increase in net earnings as well as increases in accounts payable, which were partially offset by decreases in accrued expenses. Accounts payable increased primarily due to the availability of better credit terms with the Company's vendors as compared to the same period last year. In addition, the Company continued to make improvements in its inventory levels, reducing total inventory by $27.8 million in fiscal 2000. The Company's net loss and significant reduction in accounts payable of $135.2 million impacted fiscal 1999 operating cash flow. Inventory levels were also reduced by nearly $88.0 million during fiscal 1999, excluding special charges.

In April 2000, General Electric Capital Corporation ("GE Capital") and the Company entered into an agreement to provide a framework for ongoing customer lease financing through March 2003.

INVESTING ACTIVITIES: The Company's net cash flow used in investing activities was $78.8 million, $190.3 million and $75.3 million for fiscal 2000, 1999 and 1998, respectively. The decrease in fiscal 2000 investing activities was primarily due to the Company's reduction in capital expenditures and the $45.0 million in cash proceeds received from the sale of the Omnifax business during the second quarter. The lower level of investing activities in fiscal 1998 was primarily due to a refund of approximately $100.0 million the Company received from Kodak during the second quarter related to the purchase price adjustment provision in the purchase agreement between Kodak and the Company.

FINANCING ACTIVITIES: Cash (used in) provided by financing activities was ($106.1) million, $185.7 million and ($135.2) million for fiscal 2000, 1999 and 1998. The increase in cash used in fiscal 2000 financing activities was primarily attributable to changes in the level of borrowings, particularly payments made towards outstanding amounts under the credit agreement. The Company paid down total outstanding debt by $340.0 million during fiscal 2000. The increase in cash provided by financing activities from fiscal 1998 to 1999 was primarily due to increases in the Company's bank borrowings.

CAPITAL STRUCTURE AND RESOURCES: The Company has a credit agreement with a consortium of international bank lenders (the "Credit Agreement"). As amended on December 1, 1999, the Credit Agreement requires minimum levels of adjusted consolidated net worth, cumulative consolidated EBITDA and a ratio of consolidated EBITDA to interest expense, each as defined in the Credit Agreement and all of which the Company was in compliance with at March 31, 2000. Recent amendments continue waiver of compliance with the requirements imposed under certain other financial covenants, which were waived by the bank lenders pursuant to waivers granted to the Company in October 1998 and February 1999 after a prior amendment of the covenants effective June 30, 1998. Effective September 30, 2000, the Credit Agreement as amended will also require compliance with a consolidated fixed charge coverage ratio and a consolidated total leverage ratio.

Terms of the most recent amendment include an aggregate commitment by the lenders of $690.0 million. The amendment required the Company to use approximately 85% of the net proceeds from a new issue of participating shares to repay indebtedness outstanding under the Credit Agreement. As described on page 22, approximately $174.0 million (85%) of the net proceeds of subscriptions for the new participating shares was used to pay outstanding indebtedness under the Credit Agreement on December 17, 1999. The amendment to the Credit Agreement also amended the minimum net worth covenant contained in the Credit Agreement, among other things, to make the covenant less restrictive during the period from July 31, 2000 to June 30, 2001 and provides that the indebtedness under the Credit Agreement matures on March 31, 2002. The amendment also removed any obligation of the Company to use its best efforts to sell the Company's outsourcing division, Danka Services International, and provided that a $10.0 million payment to its bank lenders, which would have been due upon such sale, became due upon the completion of the new issue of participating shares to equity funds managed by affiliates of The Cypress Group LLC and to The Prudential Assurance Company Limited. The $10.0 million payment was made on December 17, 1999. The Company also paid waiver fees of $2.4 million and $3.7 million on October 31, 1999 and December 31, 1999, respectively, related to amounts committed under the Credit Agreement. A fee totaling $6.9 million was paid in April 2000 for amounts committed under the Credit Agreement on March 31, 2000. With respect to the period from July 1, 1999 through September 30, 1999, the Company was required to pay a leverage fee of $0.6 million (equating to 0.25% annual interest on the average outstanding loans under the Credit Agreement). Further, during the period from October 1, 1999 through December 31, 1999, the Company was required to pay a leverage fee of $1.6 million (equating to 0.75% annual interest on the average outstanding loans under the Credit Agreement). During the period from January 1, 2000 through March 31, 2000 the Company was required to pay a fee of $2.1 million (equating to 1.25% annual interest on the average outstanding loans under the Credit Agreement). Finally, for the period from April 1, 2000 through March 31, 2002, this fee will equate to 1.50% annual interest if the average outstanding loans exceed $650.0 million and 0.75% if they do not.

Indebtedness under the Credit Agreement is secured by substantially all of the Company's U.S. assets and the Credit Agreement contains negative and affirmative covenants which place restrictions on Danka regarding the disposition of assets, capital expenditures, additional indebtedness and permitted liens, prohibit the payment of dividends (other than payment-in-kind dividends on the Company's participating shares) and require the Company to maintain certain financial ratios as mentioned above. The adjustable interest rate on indebtedness under the Credit Agreement is at the option of the Company, 2.0% per annum plus either
(i) the applicable Interbank Rate periods of one, two, three or six months for the respective currency borrowed or (ii) an alternative base rate, consisting of the higher of the lead bank's prime rate or the Federal Funds rate plus 0.5%. The Company is not permitted to make any acquisitions of businesses, except with the approval of the bank lenders. The Company is required to apply 90% of any net proceeds received for any asset dispositions outside the ordinary course of business to repay outstanding indebtedness under the Credit Agreement.

As of March 31, 2000, the Credit Agreement had an outstanding balance of $480.4 million under the revolving component and $115.0 million under the term loan and was incurring interest at a weighted average rate of 9.2% and 7.1% per annum, respectively, including the additional leverage fees as outlined above.

While the Company is generally prohibited from incurring new indebtedness other than under the Credit Agreement, the Company is permitted to borrow up to $40.0 million at any one time outside of the Credit Agreement to finance the purchase of high-volume digital copiers and to secure such loans with liens upon the financed equipment.

On January 18, 2000, the Company announced that it entered into a commitment with Bank of America, N.A. and Banc of America Securities LLC, as agents, who would fully underwrite a new five-year $800.0 million senior credit facility. The Company later announced on March 13, 2000 that it would remain with its current Credit Agreement which provides financing through March 31, 2002 rather than proceed with the new credit facility. The Company continues to evaluate the timing and form of refinancing the outstanding debt ($595.4 million as of March 31, 2000) under the Credit Agreement.

MANAGEMENT'S Discussion and Analysis of Financial Condition and Results of Operations (continued)

On December 17, 1999, the Company issued an aggregate 218,000 new 6.50% senior convertible participating shares of Danka Business Systems PLC for $218.0 million. Equity funds managed by affiliates of The Cypress Group LLC ("Cypress") invested $200.0 million in 200,000 new convertible participating shares of the Company. In addition, The Prudential Assurance Company Limited ("Prudential"), a subsidiary of Prudential Corporation plc, invested $18.0 million for an additional 18,000 new shares of the same issue.

The net proceeds to the Company for the share subscriptions by Cypress and Prudential totaled approximately $204.6 million, after deducting transaction expenses. Eighty-five percent (85%) of the net proceeds, or approximately $174.0 million, of the share subscription was used to make a required repayment of Danka's existing bank indebtedness under the Credit Agreement and the remainder was used for general corporate purposes.

The new participating shares are entitled to dividends equal to the greater of 6.50% per annum or Ordinary Share dividends on an as converted basis. Dividends are cumulative and will be paid in the form of additional participating shares for the first five years. The participating shares are convertible into Ordinary Shares at a conversion price of $3.125 per Ordinary Share (equal to $12.50 per ADS), subject to adjustment in certain circumstances to avoid dilution of the interests of participating shareholders. The newly issued participating shares (218,000) have voting rights, on an as converted basis, initially corresponding to approximately 23% of the total voting power of the Company's capital stock. In addition, the Company has issued an aggregate of 5,899 additional participating shares as of May 31, 2000 in satisfaction of the payment-in-kind dividend. The terms of the participating shares are set out in full in the articles of association of the Company, which were adopted at the extraordinary general meeting of its shareholders on December 17, 1999. Details of the terms of the shares are also included in the circular sent to Danka's shareholders and the proxy statement sent to Danka's U.S. shareholders and American Depositary shareholders on November 24, 1999.

The Company's last dividend to shareholders was paid on July 28, 1998. The Company is not permitted to pay dividends (other than payment-in-kind dividends on its participating shares) under the Credit Agreement and does not anticipate that the payment of a dividend on an Ordinary Share will be reinstated upon refinancing the indebtedness outstanding thereunder.

The Internal Revenue Service has completed an examination of the Company's federal income tax returns for the fiscal years ended March 31, 1996 and 1995. The Company received a notice of proposed deficiency in November 1999. The principal adjustments relate to the timing of certain deductions associated with leased equipment financing. The Company disagrees with these adjustments and will be filing a protest and requesting a conference with the Appellate Division of the Internal Revenue Service. If the Internal Revenue Service were to prevail, net operating losses available for carryback to these years would increase by corresponding amounts. The Company believes, however, that it will prevail on this issue on the merits. The Company believes the resolution will not have a material adverse impact upon the Company's consolidated results of operations, liquidity or financial position.

In addition to the foregoing, the Company has been notified of the commencement of an audit by fiscal authorities in the Netherlands. The Company does not believe that this audit will have a materially adverse impact on its consolidated results of operations, liquidity or financial position.

MARKET RISK MANAGEMENT
INTEREST RATE RISK: The Company's exposure to interest rate risk primarily relates to its long-term debt. As outlined above in "Liquidity and Capital Resources," the Company's Credit Agreement at March 31, 2000 had an outstanding balance of $480.4 million under the revolving component and $115.0 million under the term loan, incurring interest at a weighted average rate of 9.2% and 7.1% per annum, respectively, including additional leverage fees. Further, the Company has various notes payable bearing interest from prime to 12.0%, maturing principally over the next five years, with an outstanding balance of $6.8 million at March 31, 2000. Based on the outstanding balance under the Credit Agreement, a change of 1% in the average interest rate, with all other variables remaining constant, would cause an increase/decrease in interest expense of approximately $5.6 million on an annual basis, not considering the offset of the interest rate swap agreements discussed below.

The Company offsets its interest rate risk by holding both fixed and variable debt as well as interest rate swap agreements. Under its Credit Agreement, the Company is required to enter into arrangements that provide protection from the volatility of variable interest rates for a portion of the outstanding principal balance on the Credit Agreement. At March 31, 2000, the Company had interest rate swap agreements with four financial institutions, effectively converting variable rate principal balances to fixed rates for periods of two to three years. At March 31, 2000, the company maintained interest rate swaps on notional amounts of DEM65.1 million ($31.9 million), NLG93.6 million ($40.7 million), FRF166.9 million ($24.4 million), and U.S.$100.0 million, with weighted average fixed rates of approximately 5.3%. Based on the U.S. dollar balances maintained on the swap agreements, a 1% change in the interest rate, with all other variables remaining constant, would result in gains/ losses on these derivatives of approximately $2.0 million.

In March 1995, the Company issued $200.0 million of fixed rate 6.75% Convertible Subordinated Notes at par, due April 2002. The estimated fair value of the Notes at March 31, 2000 was approximately $145.5 million, based on the quoted market price of the Notes.

After adjusting for the above interest rate swaps, and including the Company's Convertible Subordinated Notes, approximately 50% of the Company's total debt is fixed rate.

CURRENCY EXCHANGE RISK: As a multinational corporation, foreign exchange risk arises as a normal course of conducting business. The Company minimizes this risk by transacting its international business in local currencies. In this manner, assets and liabilities are matched in the local currency, thereby reducing the need for U.S. dollar conversion. In addition, at March 31, 2000, approximately 28% of the Company's long-term debt was non-U.S. dollar denominated. Any foreign currency impact on translating assets and liabilities into U.S. dollars is included as a component of shareholders' equity.

The Company occasionally enters into forward and option contracts with major banks to manage its exposure to foreign currency fluctuations. At March 31, 2000, there were no outstanding forward contracts or option contracts to buy or sell foreign currency. For the three years ended March 31, 2000, gains and losses included in the Company's consolidated statements of operations on forward contracts and option contracts were not material.

YEAR 2000
Many computer systems, including several used by the Company, could experience problems processing information beyond the Year 1999. As a result, certain computer systems, including the hardware, software and embedded technologies needed to be modified prior to the Year 2000 in order to remain functional. The Company has a Year 2000 Worldwide Program office that developed an overall Year 2000 plan to address the possible impact of Year 2000 on the processing of date sensitive information by computer systems. The Company's Year 2000 Worldwide Program office is comprised of senior executives, legal counsel, outside advisers, and program managers. Costs related to the Year 2000 program totaled $6.3 million of which $2.0 million was used for capital equipment. Through the date of this report, the Company has not experienced any significant problems arising from the effects of the Year 2000 issue.

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

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
Certain statements contained in this Annual Report, or otherwise made by officers of the Company, including statements related to the Company's future performance and the Company's outlook for its businesses and respective markets, projections, statements of management's plans or objectives, forecasts of market trends and other matters, are forward-looking statements, and contain information relating to the Company that is based on the beliefs of management as well as assumptions, made by, and information currently available to, management. The words "goal," "anticipate," "expect," "believe" and similar expressions as they relate to the Company or the Company's management, are intended to identify forward-looking statements. No assurance can be given that the results in any forward-looking statement will be achieved. For the forward-looking statements, the Company claims the protection of the safe harbor for forward-looking statements provided for in the Private Securities Litigation Act of 1995. Such statements reflect the current views of the Company with respect to future events and are subject to certain risks, uncertainties and assumptions that could cause actual results to differ materially from those reflected in the forward-looking statements. Factors that might cause such actual results to differ materially from those reflected in any forward-looking statements include, but are not limited to (i) any material adverse change in financial markets or Danka, (ii) any inability to maintain achieved cost savings, (iii) increased competition resulting from other high-volume and digital copier distributors and the discounting of such copiers by competitors,
(iv) any inability by the Company to procure, or any inability by the Company to continue to gain access to and successfully distribute new products, including digital products and high-volume copiers, or to continue to bring current products to the marketplace at competitive costs and prices, (v) any negative impact from the loss of any key upper management personnel, (vi) the ultimate outcome and impact of pending lawsuits, (vii) the ultimate outcome of the notice of proposed deficiency, pursuant to the review by the Internal Revenue Service,
(viii) any inability to achieve minimum equipment leasing commitments, (ix) fluctuations in foreign currencies, (x) the reversals by the Appellate Court of the dismissals granted to the Company as referenced in Note 13 to the consolidated financial statements, and (xi) other risks including those risks identified in any of the Company's filings with the Securities and Exchange Commission. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect management's analysis only as of the date they are made. The Company undertakes no obligation and does not intend to update these forward-looking statements to reflect events or circumstances that arise after the date such statements are made. Furthermore, as a matter of policy, the Company does not generally make any specific projections as to future earnings nor does it endorse any projections regarding future performance, which may be made by others outside the Company.

CONSOLIDATED Statements of Operations


                                                        2000               1999                 1998
                                                        $000               $000                 $000
For the years ended March 31                Note                    (Except per ADS data)
------------------------------------------------------------------------------------------------------
REVENUE:
  Retail equipment sales                                733,817            755,485             985,303
  Retail service, supplies and rentals                1,645,054          1,920,821           2,068,864
  Wholesale                                             116,751            220,914             268,569
------------------------------------------------------------------------------------------------------
  Total revenue                                       2,495,622          2,897,220           3,322,736
------------------------------------------------------------------------------------------------------
COSTS AND OPERATING EXPENSES:
  Cost of retail equipment sales                        519,556            584,479             664,778
  Special charges, cost of retail
     equipment sales                         7               --             30,709              10,000
  Retail service, supplies and
     rental costs                                     1,012,200          1,188,327           1,258,688
  Special charges retail service,
     supplies and rental costs               7               --             27,144                  --
  Wholesale costs of revenue                             93,453            189,261             217,925
  Special charges, wholesale costs
     of revenue                              7               --                514                  --
  Selling, general and administrative
     expenses                                           738,319            919,897             941,707
  Special charges, general and
     administrative expenses                 7               --             16,805                  --
  Amortization of intangible assets                      14,258             19,714              21,232
  Write-off of goodwill and other
     long-lived assets                       7               --            109,474                  --
  Commitment to Kodak under R&D
     agreements                                              --             53,434              50,000
  Restructuring charges                      7           (4,148)            40,818              11,000
------------------------------------------------------------------------------------------------------
  Total costs and operating expenses                  2,373,638          3,180,576           3,175,330
------------------------------------------------------------------------------------------------------
EARNINGS (LOSS) FROM OPERATIONS                         121,984           (283,356)            147,406
Interest expense and other, net              5          107,631             74,197              64,214
------------------------------------------------------------------------------------------------------
EARNINGS (LOSS) BEFORE INCOME TAXES                      14,353           (357,553)             83,192
Provision (benefit) for income taxes         9            4,019            (62,773)             30,958
------------------------------------------------------------------------------------------------------
NET EARNINGS (LOSS)                                      10,334           (294,780)             52,234
======================================================================================================

BASIC EARNINGS (LOSS) PER ADS:              11
  Income available to common shareholders
     per ADS                                              $0.10             $(5.18)              $0.92
  Weighted average ADSs                                  57,624             56,915              56,799
------------------------------------------------------------------------------------------------------

DILUTED EARNINGS (LOSS) PER ADS:            11
  Income available to common
     shareholders per ADS                                 $0.10             $(5.18)              $0.90
  Weighted average ADSs                                  58,525             56,915              57,841
------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED Balance Sheets

                                                            2000         1999
                                                            $000         $000

At March 31                                     Note
-------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS:
  Cash and cash equivalents                                 64,861       66,095
  Accounts receivable, net of allowance
     for doubtful accounts of $42,188
     (1999--$61,266)                                       527,793      571,470
  Inventories                                              328,290      356,139
  Prepaid expenses, deferred income
     taxes and other current assets                         81,837       56,951
  Assets of business held for sale                2             --       62,791
-------------------------------------------------------------------------------
TOTAL CURRENT ASSETS                                     1,002,781    1,113,446

Equipment on operating leases, net                3        199,551      264,625
Property and equipment, net                       4         92,614       92,963
Intangible assets:
  Goodwill, net of accumulated amortization
     of $63,404 (1999--$52,697)                   7        305,043      334,964
  Noncompete agreements, net of accumulated
     amortization of $9,264 (1999--$8,650)                   1,863        2,477
Deferred income taxes and other assets            9         65,845       96,667
-------------------------------------------------------------------------------
TOTAL ASSETS                                             1,667,697    1,905,142
===============================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
  Current maturities of long-term debt
     and notes payable                            5         86,776       89,732
  Accounts payable                                         178,870      162,294
  Accrued expenses and other current
     liabilities                                           229,472      333,446
  Deferred revenue                                          40,045       51,818
  Liabilities of business held for sale           2             --       17,240
-------------------------------------------------------------------------------
  TOTAL CURRENT LIABILITIES                                535,163      654,530

6.75% convertible subordinated notes              5        200,000      200,000
Long-term debt and notes payable, less
     current maturities                           5        515,406      852,415
Deferred income taxes and other
     long-term liabilities                        9         32,536       27,033
-------------------------------------------------------------------------------
  TOTAL LIABILITIES                                      1,283,105    1,733,978
-------------------------------------------------------------------------------
6.50% CONVERTIBLE PARTICIPATING
  SHARES--REDEEMABLE:
  $1.00 stated value; 500,000 authorized;
     220,320 issued and outstanding                        207,878           --
-------------------------------------------------------------------------------

SHAREHOLDERS' EQUITY:
  Ordinary Shares 1.25 pence stated value;
     500,000,000 authorized; 234,573,862
     issued and outstanding
     (1999--228,067,865)                         12          4,892        4,758
  Additional paid-in capital                               317,056      304,436
  Accumulated deficit                                      (66,226)     (72,815)
  Accumulated other comprehensive
     (loss) income                                         (79,008)     (65,215)
-------------------------------------------------------------------------------
  TOTAL SHAREHOLDERS' EQUITY                               176,714      171,164
-------------------------------------------------------------------------------
Commitments and contingencies                    13
-------------------------------------------------------------------------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY               1,667,697    1,905,142
===============================================================================

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED Statements of Cash Flows


                                                           2000           1999           1998
For the years ended March 31                               $000           $000           $000
-----------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
  Net earnings (loss)                                      10,334       (294,780)        52,234
  Adjustments to reconcile net earnings
  (loss) to net cash provided by
  operating activities:
    Depreciation and amortization                         160,292        163,321        171,273
    Loss on sale of property and equipment
      and equipment on operating leases                    17,524         13,968          2,306
    Proceeds from sale of equipment on
      operating leases                                     16,921         33,289         35,087
    Restructuring and other special charges                (4,148)       225,464         21,000
    Loss on sale of Omnifax business                        2,061             --             --
    Changes in assets and liabilities, net of
      effects from the purchase of
      subsidiaries and the assets and
      liabilities of business held for sale:
        Accounts receivable                                23,828         27,672         (4,153)
        Inventories                                        14,693         94,943          4,706
        Prepaid expenses, deferred income taxes
            and other current assets                      (29,348)       (44,051)         2,992
        Deferred income taxes and other
            noncurrent assets                              35,955          7,718         (5,544)
        Accounts payable                                   38,313       (136,702)       (28,521)
        Accrued expenses and other current
            liabilities                                   (99,095)       (12,783)      (114,185)
        Deferred revenue                                  (11,165)        (7,847)         2,149
        Deferred income taxes and other
            long-term liabilities                           4,394        (33,648)        32,047
-----------------------------------------------------------------------------------------------
NET CASH PROVIDED BY OPERATING ACTIVITIES                 180,559         36,564        171,391
-----------------------------------------------------------------------------------------------
INVESTING ACTIVITIES
  Capital expenditures                                   (126,879)      (191,054)      (189,133)
  Proceeds from sale of property and equipment              3,960          2,913         10,034
  Proceeds from sale of Omnifax                            45,000             --             --
  Purchase of subsidiaries, net and proceeds
      from $100.0 million settlement in fiscal 1998
      related to fiscal 1997 acquisition                     (733)        (1,919)       106,558
  Payment for purchase of noncompete agreements              (178)          (280)        (2,758)
-----------------------------------------------------------------------------------------------
NET CASH USED IN INVESTING ACTIVITIES                     (78,830)      (190,340)       (75,299)
-----------------------------------------------------------------------------------------------
FINANCING ACTIVITIES
  Net (payments) borrowings under line of
      credit agreements                                  (307,383)       196,433       (120,512)
  Principal payments on other long-term debt               (4,004)        (4,983)        (6,650)
  Proceeds from stock options exercised                        87            251          2,586
  Capital contributions from the issuance of
      participating shares                                205,223             --             --
  Dividends                                                    --         (5,952)       (10,623)
-----------------------------------------------------------------------------------------------
NET CASH (USED IN) PROVIDED BY FINANCING
  ACTIVITIES                                             (106,077)       185,749       (135,199)
-----------------------------------------------------------------------------------------------
EFFECT OF EXCHANGE RATES                                    3,114           (531)          (115)
-----------------------------------------------------------------------------------------------
NET INCREASE (DECREASE) IN CASH AND
  CASH EQUIVALENTS                                         (1,234)        31,442        (39,222)
-----------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD             66,095         34,653         73,875
-----------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS, END OF PERIOD                   64,861         66,095         34,653
===============================================================================================
SUPPLEMENTAL DISCLOSURES
  Cash flow information:
    Interest paid                                          99,635         76,288         58,992
    Income taxes paid                                       9,151         10,902         13,064
-----------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED Statements of Shareholders' Equity


                                                                              Retained
                                                              Additional      earnings      Accumulated other
                                               Ordinary        paid-in      (accumulated      comprehensive
                                                shares         capital        deficit)        (loss) income        Total
                                                 $000           $000            $000               $000            $000
-------------------------------------------------------------------------------------------------------------------------
BALANCES AT MARCH 31, 1997                      4,734          301,623        186,306            (26,932)         465,731
Net earnings                                       --               --         52,234                 --           52,234
Currency translation adjustment                    --               --             --            (29,621)         (29,621)
                                                                                                                 --------
  Comprehensive income                                                                                             22,613
Dividends                                          --               --        (10,623)                --          (10,623)
Shares issued under employee option plans          12            2,574             --                 --            2,586
-------------------------------------------------------------------------------------------------------------------------
BALANCES AT MARCH 31, 1998                      4,746          304,197        227,917            (56,553)         480,307
Net loss                                           --               --       (294,780)                --         (294,780)
Currency translation adjustment                    --               --             --             (8,662)          (8,662)
                                                                                                                 --------
  Comprehensive loss                                                                                             (303,442)
Dividends                                          --               --         (5,952)                --           (5,952)
Shares issued under employee option plans          12              239             --                 --              251
-------------------------------------------------------------------------------------------------------------------------
BALANCES AT MARCH 31, 1999                      4,758          304,436        (72,815)           (65,215)         171,164
Net earnings                                       --               --         10,334                 --           10,334
Currency translation adjustment                    --               --             --            (13,793)         (13,793)
                                                                                                                 --------
  Comprehensive loss                                                                                               (3,459)
Shares issued under employee stock and
  option plans                                    134           11,531             --                 --           11,665
Dividends, accretion and beneficial
  conversion of participating shares               --            1,089         (3,745)                --           (2,656)
-------------------------------------------------------------------------------------------------------------------------
BALANCES AT MARCH 31, 2000                      4,892          317,056        (66,226)           (79,008)         176,714
=========================================================================================================================

The accompanying notes are an integral part of these consolidated financial statements.

NOTES to Consolidated Financial Statements

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) BASIS OF PREPARATION: The financial statements have been prepared in accordance with United States Generally Accepted Accounting Principles. The principal accounting policies are set forth below.

(b) BASIS OF CONSOLIDATION: The consolidated financial statements include the accounts of Danka Business Systems PLC and its wholly owned subsidiaries (the "Company"). The Company's principal operating subsidiaries are located in North America, Europe, Australia, and Latin America, and are principally engaged in the distribution and service of photocopiers and related office imaging equipment and outsourcing of document management solutions. All significant intercompany balances and transactions have been eliminated in consolidation.

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

The Company expenses software costs incurred in preliminary project stages and, thereafter, capitalizes any costs incurred in the developing or obtaining of internal use software. Capitalized costs are amortized over a period of three to five years. Costs related to maintenance and training are expensed as incurred.

(f) INVENTORIES: Inventories consist of photocopiers, facsimile equipment, other automated office equipment, and related parts and supplies, and are stated at the lower of cost (specific cost for equipment and average cost for supplies and parts) or market.

(g) LONG-LIVED ASSETS: The carrying value of long-lived assets to be held and used, including goodwill and other intangible assets is evaluated for recoverability whenever adverse effects or changes in circumstances indicate that the carrying amount may not be recoverable. Impairments are recognized if future undiscounted cash flows and earnings from operations are not expected to be sufficient to recover goodwill and other long-lived assets. The carrying amounts are then reduced by the estimated shortfall of the discounted cash flows. For the year ended March 31, 1999, the Company wrote-off $109.5 million of goodwill and other long-lived assets primarily due to impairment (See Note
7). Goodwill, which represents the excess of purchase price over fair value of net assets acquired, is amortized over thirty years on a straight-line basis. Noncompete agreements are amortized over the lives of the agreements, generally three to seven years on a straight-line basis.

Deferred financing costs incurred in connection with the issuance of the Convertible Subordinated Notes and other financings are charged ratably to interest expense over the term of the related debt, and are included in other noncurrent assets.

(h) FOREIGN CURRENCIES: The functional currency for most foreign operations is the local currency. Foreign currency transactions are converted at the rate of exchange on the date of the transaction or translated at the year end rate in the case of transactions not then finalized. Gains and losses resulting from foreign currency transactions which are included in interest and other, net on the accompanying statements of operation, were not material for the three years ended March 31, 2000, 1999 and 1998.

Assets and liabilities in currencies other than U.S. dollars are translated into U.S. dollars at the exchange rate in effect at the balance sheet date. Revenues and expenses are translated using the average rate of exchange for the period. The resulting translation adjustments are recorded as a separate component of shareholders' equity.

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

(k) EARNINGS PER SHARE: Basic EPS is computed by dividing income available to common shareholders by the weighted average number of shares outstanding for the period. Diluted EPS reflects the potential dilution from the exercise of stock options or the conversion of securities into stock. Earnings per American Depositary Share ("ADS") are based on the current ratio of four Ordinary Shares to one ADS.

(l) CONCENTRATIONS OF RISK: Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents and trade receivables. The Company's cash and cash equivalents are placed with high credit quality financial institutions, and are invested in short-term maturity, highly rated corporate and government debt securities. Concentrations of credit risk with respect to trade receivables are limited due to the large number of customers comprising the Company's customer base, and their dispersion across many different industries and geographical areas. As of March 31, 2000, the Company had no significant concentrations of credit risk. The Company's business is dependent upon close relationships with its vendors and its ability to purchase photocopiers and related office imaging equipment from these vendors on competitive terms. The Company primarily purchases products from several key vendors including Canon, Heidelberg, Ricoh and Toshiba, each of which represented more than 10% of equipment purchases for the year ended March 31, 2000.

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

The Company uses interest rate swap agreements to manage interest costs and the risks associated with changing interest rates. The interest differential to be paid or received is included in interest expense for the period.

(n) RECLASSIFICATIONS: Certain prior year amounts have been reclassified to conform to the current year presentation.

(o) ADVERTISING COSTS: The Company expenses advertising costs as incurred, except production costs which are expensed the first time the advertising takes place.

(p) NEW ACCOUNTING STANDARDS: In 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," which is effective for the first quarter of the fiscal years beginning after June 15, 2000. Statement No. 133 establishes accounting and reporting requirements for derivative instruments and hedging activities, and modifies disclosures previously required under other accounting standards. The Company does not expect the adoption of Statement No. 133 to have a material impact on its results of operations.

2. SALE OF ASSETS

On July 30, 1999, the Company sold its Omnifax business, a supplier of facsimiles and related services, parts and supplies, to Xerox Corporation for a cash consideration of $45.0 million. The Company recorded a $2.1 million loss on the sale of Omnifax which is reflected in interest expense and other, net on the accompanying consolidated statement of operations for the twelve months ended March 31, 2000. The assets and liabilities of Omnifax at July 30, 1999 totaled $63.8 million and $18.0 million, respectively, and consisted primarily of property and equipment, accounts receivable, inventories, accounts payable and accrued expenses. The revenue, costs and operating expenses of Omnifax for the four months ended July 31, 1999 and the years ended March 31, 1999 and 1998 are as follows:

                                        2000           1999            1998
                                        $000           $000            $000
----------------------------------------------------------------------------
Total revenue                         35,705         111,008         126,299
----------------------------------------------------------------------------
Costs of revenue                      22,426          62,206          71,741
Selling, general and
  administrative expenses              9,797          34,301          37,539
Amortization of intangible assets        222             664             934
----------------------------------------------------------------------------
Total costs and operating expenses    32,445          97,171         110,214
----------------------------------------------------------------------------
Earnings from operations               3,260          13,837          16,085
----------------------------------------------------------------------------

3. EQUIPMENT ON OPERATING LEASES, NET

Included in equipment on operating leases is equipment used to generate rental revenue in the Company's core office imaging business and service revenue in the Company's outsourcing business. Substantially all of the Company's operating leases are cancelable. Equipment on operating leases is depreciated over three to five years assuming a salvage value ranging from zero to ten percent and consists of the following at March 31, 2000 and 1999:

                                                     2000              1999
                                                     $000              $000
-----------------------------------------------------------------------------
Equipment on operating leases                      338,405           401,008
Equipment used in outsourcing business             118,474           110,413
Less accumulated depreciation                     (257,328)         (246,796)
-----------------------------------------------------------------------------
Equipment on operating leases, net                 199,551           264,625
-----------------------------------------------------------------------------

Depreciation expense for the years ended March 31, 2000, 1999 and 1998 approximated $112,879,000, $112,426,000, and $109,896,000, respectively.

4. PROPERTY AND EQUIPMENT, NET

Property and equipment, along with their useful lives, consist of the following at March 31, 2000 and 1999:

                                                                    Average
                                        2000           1999       useful life
                                        $000           $000         in years
-----------------------------------------------------------------------------
Buildings                               2,872          3,504            31
Office furniture, equipment
  and leasehold improvements          177,812        152,340          3-10
Software                               26,859         16,677           3-5
Transportation equipment                5,685         10,547          5-15
Land                                      820          1,635            --
-----------------------------------------------------------------------------
Total cost                            214,048        184,703
Less accumulated depreciation
  and amortization                   (121,434)       (91,740)
-----------------------------------------------------------------------------
Property and equipment, net            92,614         92,963
-----------------------------------------------------------------------------

Depreciation expense for the years ended March 31, 2000, 1999 and 1998 approximated $33,155,000, $31,181,000 and $40,145,000, respectively.

5. DEBT

Debt consists of the following at March 31, 2000 and 1999:

                                                        2000           1999
                                                        $000           $000
------------------------------------------------------------------------------
Revolving line of credit (limited to $560.0
   million) interest at IBOR plus an applicable
   margin or the agent bank's reference rate
   (currently averaging 9.2%, including additional
   leverage fees), matures March 2002                 480,383          488,612
Term loan (limited to $130.0 million) interest at
   IBOR plus an applicable margin or the agent
   bank's reference rate (currently averaging
   7.1%, including additional leverage fees),
   matures March 2002                                 115,027          437,932
6.75% Convertible Subordinated Notes due April 2002   200,000          200,000
Various notes payable bearing interest from prime
   to 12.0%, maturing principally over the next 5
   years                                                6,772           15,603
------------------------------------------------------------------------------
Total long-term debt and notes payable                802,182        1,142,147
Less current maturities of long-term debt and
   notes payable                                      (86,776)         (89,732)
------------------------------------------------------------------------------
Long-term debt and notes payable, less
   current maturities                                 715,406        1,052,415
------------------------------------------------------------------------------

The Company has a credit agreement with a consortium of international bank lenders, which consists of a term loan and a revolving line of credit (the "Credit Agreement"). The Credit Agreement as amended, which is secured by substantially all of the Company's U.S. assets, matures in March 2002 and requires scheduled payments of interest throughout the term of the loan. The Credit Agreement contains negative and affirmative covenants which place restrictions on the Company regarding the disposition of assets, capital expenditures, additional indebtedness and permitted liens, prohibit the payment of dividends (other than dividends on the Company's participating shares) and require the Company to maintain certain financial ratios. As amended on December 1, 1999, the Credit Agreement requires minimum levels of adjusted consolidated net worth, cumulative consolidated EBITDA and a ratio of consolidated EBITDA to interest expense, each as defined in the Credit Agreement. Recent amendments continue waiver of compliance with the requirements imposed under certain other financial covenants, which were previously waived. Effective September 30, 2000, the Credit Agreement as amended will also require compliance with a consolidated fixed charge coverage ratio and a consolidated total leverage ratio.

Terms of the most recent amendment include an aggregate commitment by the lenders of $690.0 million. The amendment required the Company to use approximately 85% of the net proceeds from a new issue of participating shares to repay indebtedness outstanding under the Credit Agreement. As described in
Note 6, approximately $174.0 million (85%) of the net proceeds of subscriptions for new participating shares was used to pay outstanding indebtedness under the Credit Agreement on December 17, 1999. The amendment to the Credit Agreement also amended the minimum net worth covenant contained in the Credit Agreement, among other things, to make the covenant less restrictive during the period from July 31, 2000 to June 30, 2001. The amendment also removed any obligation of the Company to use its best efforts to sell the Company's outsourcing division, Danka Services International, and provided that a $10.0 million payment to its bank lenders, which would have been due upon such sale, became due upon the completion of the new issue of participating shares to equity funds managed by affiliates of The Cypress Group LLC and The Prudential Assurance Company Limited. The $10.0 million payment was made on December 17, 1999. The Company also paid waiver fees of $2.4 million and $3.7 million related to amounts committed under the Credit Agreement on October 31, 1999 and December 31, 1999, respectively. A fee totaling $6.9 million was paid in April 2000 for amounts committed under the Credit Agreement on March 31, 2000. With respect to the period from July 1, 1999 through September 30, 1999, the Company was required to pay a leverage fee of $0.6 million based on the average outstanding loans. During the period October 1, 1999 through December 31, 1999, the Company was required to pay a fee of $1.6 million. Further, during the period from January 1, 2000 through March 31, 2000 the Company was required to pay a fee of $2.1 million. During the period April 1, 2000 through March 31, 2002 the Company is required to pay fees equal to 1.50% annual interest if the average outstanding loans exceed $650.0 million and 0.75% if they are below $650.0 million. The Company is also required to apply 90% of any net proceeds received for any asset dispositions outside the ordinary course of business to repay outstanding indebtedness. The lenders' commitment under the Credit Agreement will be reduced by the amount of such repayments.

At March 31, 2000, the Company was in compliance with all covenants as amended.

While the Company is generally prohibited from incurring new indebtedness other than under the Credit Agreement, the Company is permitted to borrow up to $40.0 million at any one time outside of the Credit Agreement to finance the purchase of high-volume digital copiers and to secure such loans with liens upon the financed equipment.

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

Aggregate annual maturities of debt at March 31, 2000, are as follows:

Year ending March 31                                                      $000
-------------------------------------------------------------------------------
2001                                                                     86,776
2002                                                                    514,450
2003                                                                    200,224
2004                                                                        209
2005                                                                        199
Thereafter                                                                  324
-------------------------------------------------------------------------------
                                                                        802,182
-------------------------------------------------------------------------------

6. 6.50% CONVERTIBLE PARTICIPATING SHARES

On December 17, 1999, the Company issued an aggregate 218,000 new 6.50% senior convertible participating shares of Danka Business Systems PLC for $218.0 million. The net proceeds to the Company for the share subscription totaled approximately $204.6 million, after deducting transaction expenses. Eighty-five percent (85%) of the net proceeds, or approximately $174.0 million, of the share subscription was used to make a required repayment of Danka's existing bank indebtedness and the remainder was used for general corporate purposes.

The new participating shares are entitled to dividends equal to the greater of 6.50% per annum or Ordinary Share dividends on an as converted basis. Dividends are cumulative and will be paid in the form of additional participating shares for the first five years. The participating shares are convertible into Ordinary Shares at a conversion price of $3.125 per Ordinary Share (equal to $12.50 per ADS), subject to adjustment in certain circumstances to avoid dilution of the interests of participating shareholders. The new issued participating shares (218,000) have voting rights on an as converted basis, initially corresponding to approximately 23% of the total voting power of the Company's capital stock. In addition, the Company has issued an aggregate of 5,899 additional participating shares in satisfaction of the payment-in-kind dividend as of May 31, 2000.

On or after December 17, 2003, and prior to December 17, 2010, the Company has the option to redeem the participating shares, in whole but not in part and subject to compliance with applicable laws, for cash at the greater of (a) the redemption price per share as set out in the table below (based on the liquidation return per participating share described below) and (b) the then market value of the ordinary shares into which the participating shares are convertible, in each case plus accumulated and unpaid dividends from the most recent dividend payment date. Instead of redemption in cash at the price set out in (b) above, the Company may decide to convert the participating shares into the number of Ordinary Shares into which they are convertible.

                                                                 Percentage of
Year                                                          liquidation return
--------------------------------------------------------------------------------
2003-2004                                                           103.250%
2004-2005                                                           102.167%
2005-2006                                                           101.083%
2006 and thereafter                                                 100.000%
================================================================================

In the event of liquidation of the Company, participating shareholders shall be entitled to receive a distribution equal to the greater of (a) the liquidation return per share (initially $1,000 and subject to upward adjustment on certain default events by the Company) plus any accumulated and unpaid dividends accumulating from the most recent dividend date, and (b) the amount that would have been payable on each participating share if it had been converted into Ordinary Shares.

If by December 17, 2010, the participating shares have not been converted or otherwise redeemed by the Company, the Company is required, subject to compliance with applicable laws, to redeem the participating shares for cash at the greater of (a) the then liquidation value and (b) the then market value of the Ordinary Shares into which the participating shares are convertible, in each case plus accumulated and unpaid dividends from the most recent dividend payment date. Instead of redemption in cash at the price set out in (b) above, the Company may decide to convert the participating shares into the number of Ordinary Shares into which they are convertible.

7. RESTRUCTURING AND OTHER SPECIAL CHARGES

FISCAL 1999: The Company recorded certain restructuring and other non-cash special charges during the third and fourth quarters of the fiscal year ended March 31, 1999. The restructuring and special charges were for headcount reductions, the elimination of excess facilities, the write-off of goodwill and other long-lived assets, as well as the write-down of assets which were impacted as a result of the termination of certain agreements between the Company and Kodak. Fiscal 1999 restructuring charges of $40.8 million included the reversal of unutilized prior year accruals of $1.9 million.

A summary of the restructuring and other special pre-tax charges is as follows:

PRE-TAX RESTRUCTURING CHARGE(1):


                                      Fiscal 1999       Reserve at       Cash     Other non-cash        Reserve at
                                        Expense      March 31, 1999    outlays       changes         March 31, 2000(7)
                                          $000             $000          $000          $000                $000
----------------------------------------------------------------------------------------------------------------------
Severance                                19,820           14,119       (11,496)       (1,000)             1,623
Future lease obligations on facility
   closures                              19,790           17,719        (5,917)           --             11,802
Write-off of leasehold improvements
   on facility closures                   3,084               --            --            --                 --
----------------------------------------------------------------------------------------------------------------------
Total restructuring charges              42,694           31,838       (17,413)       (1,000)            13,425
======================================================================================================================

OTHER SPECIAL PRE-TAX CHARGES:

                                                                     Fiscal 1999
                                                                       Expense
                                                                         $000
--------------------------------------------------------------------------------
Special charges to cost of retail equipment(2):
  Kodak equipment valuations                                           39,559
  Adjustment to the accrued shortfall in Kodak equipment purchases    (10,000)
  Write-off of other assets                                             1,150
--------------------------------------------------------------------------------
  Total                                                                30,709
Special charges to cost of retail service, supplies and rentals(3):
  Write-off of terminated Kodak agreements                             23,991
  Write-off of other assets                                             3,153
--------------------------------------------------------------------------------
  Total                                                                27,144
Special charges to wholesale costs of revenue(4):
  Inventory write-off related to closure of U.S. wholesale operations     514
--------------------------------------------------------------------------------
Special charges to selling, general and administrative expenses(5):
  Write-off of terminated Kodak agreements                             13,750
  Write-off of other assets                                             3,055
--------------------------------------------------------------------------------
  Total                                                                16,805
--------------------------------------------------------------------------------
FAS 121 impairment of long-lived assets(6)                            109,474
--------------------------------------------------------------------------------
TOTAL OTHER SPECIAL CHARGES                                           184,646
================================================================================

(1) The Company initiated a worldwide cost reduction program during the third quarter of fiscal 1999 with the goal of reducing SG&A and improving profitability. In connection with this program, the Company recorded pre-tax restructuring charges of $40.1 million and $2.6 million during the third and fourth quarters of fiscal 1999, respectively. The restructuring charges included $19.8 million in costs related to severance, representing the reduction of approximately 1,400 positions worldwide during fiscal 2000. Cash outlays related to the workforce reductions during fiscal 1999 and 2000 totaled $5.7 million and $11.5 million, respectively. In fiscal 2000, the Company reversed $1.0 million in accrued liabilities for unutilized severance originally estimated under the 1999 restructuring plan. This amount is included as a credit to restructuring charges in the accompanying statement of operations for the twelve months ended March 31, 2000. The restructuring charges were also comprised of $19.8 million for future lease obligations on 60 facility closures. Cash outlays related to the lease obligations on these closed facilities during fiscal 1999 and 2000 totaled $2.1 million and $5.9 million, respectively. The remaining lease obligations are expected to continue beyond the year 2001. In addition, the restructuring charges included $3.1 million for the write-off of leasehold improvements on the aforementioned facility closures.
(2) Special charges to cost of retail equipment sales primarily consisted of $39.6 million to reflect the decline in the estimated market value of the Company's Kodak branded inventory as well as additional amounts related to the termination of certain agreements between the Company and Kodak. See (3) below for the note on termination of agreements. This charge was reduced by an adjustment of the $10.0 million provision recorded in December 1997 for the anticipated shortfall in Kodak equipment purchases.
(3) Special charges to cost of retail service, supplies and rentals primarily consisted of $24.0 million for the write-off of terminated Supply Agreements between the Company and Kodak. See Note 12. On December 17, 1998, the Company announced the termination of its Research and Development Agreement with Kodak, as well as the termination of certain Supply and other agreements that required the Company to make minimum purchases of equipment from Kodak.
(4) Special charges to wholesale costs of revenue consisted of $0.5 million for the write-off of inventory related to the closure of the Company's U.S. wholesale operations effective March 31, 1999.

(5) Special charges to general and administrative expenses primarily consisted of $13.7 million related to the write-off of certain terminated agreements between the Company and Kodak.
(6) In connection with the Company's analysis of operations and restructuring plan, the Company evaluated its goodwill and other long-lived assets for recoverability. The Company determined that based on changes in the business environment and an analysis of projected cash flows, the carrying amount of certain goodwill and other long-lived assets in the U.S. and Canada, would not be recoverable. Accordingly, the resulting analysis necessitated a write-down of $107.9 million during the third quarter of fiscal 1999, which was comprised of $89.5 million in the U.S. and $18.4 million in Canada. The Company also wrote-off an additional $1.6 million of goodwill during the fourth quarter of fiscal 1999 related to the closure of the Company's U.S. wholesale division.
(7) The remaining reserves at March 31, 2000 are included in accrued expenses and other liabilities on the accompanying consolidated balance sheet.

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

FISCAL 1997: In December 1996, the Company recorded a $35.0 million pre-tax restructuring charge, related to the integration of the Office Imaging division acquired from Kodak and the related transition to the Company's Market Based Approach in North America. In the third quarter of fiscal 1999, $1.3 million in accrued liabilities was adjusted and included in the net $40.8 million restructuring charge in the accompanying statement of operations for the twelve months ended March 31, 1999. In fiscal 2000, the Company utilized $1.5 million in accrued liabilities for lease obligations related to the closure of duplicative facilities. Of the remaining $3.3 million in accrued liabilities, the Company expects to utilize an additional $0.2 million for such lease obligations. The remaining $3.1 million was reversed and included as a credit to restructuring charges in the accompanying statement of operations for the twelve months ended March 31, 2000. The total amount of lease obligations originally provided for in the 1997 restructuring plan was not utilized as a result of favorable lease settlements on certain facilities.

8. SEGMENT REPORTING

Operating segments are defined as components of an enterprise in which separate financial information is available and evaluated regularly by the chief operating decision-maker in deciding how to allocate resources and in assessing performance. The Company identifies such segments based on both management responsibility and geographical location.

The Company's reportable operating segments include Danka Americas, Danka International and Danka Services International ("DSI"). Danka Americas distributes photocopiers and other related office imaging equipment together with the related parts, supplies and services on a direct basis to retail customers. The geographical areas covered by Danka Americas include the United States, Canada and Latin America. Danka International distributes photocopiers, facsimiles and other related office imaging equipment. These products, together with the related services, parts and supplies, are marketed primarily on a direct basis to retail customers. Danka International also provides photocopiers, facsimiles and related office imaging equipment on a wholesale basis to independent dealers. Danka International has an extensive sales and service network throughout Europe and additional operations in Australia. DSI is the Company's worldwide document outsourcing business, which provides a wide range of document management solutions, including the management of central reprographics departments, the placement and maintenance of convenience copiers, print-on-demand operations and document archiving and retrieval services and document management consulting.

The Company measures segment performance as earnings from operations, which is defined as earnings before interest expense and other, net and income taxes as shown on the Company's consolidated statements of operations. Other items are shown for purposes of reconciling to the Company's total consolidated amounts as shown in the following table for the three years ended March 31, 2000:


                                                                        Danka
                                         Danka          Danka          Services              Consolidated
                                        Americas    International   International    Other       Total
Year ending March 31                      $000          $000            $000         $000        $000
---------------------------------------------------------------------------------------------------------
2000
Total revenue                          1,378,743        835,284        281,595          --    2,495,622
Depreciation and amortization             84,931         41,774         31,405       2,182      160,292
Earnings (loss) from operations
   before restructuring charges
   (credits)                              81,984         30,338         24,964     (19,450)     117,836
Restructuring charges (credits)                                                     (4,148)      (4,148)
Interest expense & other, net                                                      107,631      107,631
Provision for income taxes                                                           4,019        4,019
Net earnings                                                                                     10,334

Total assets                             781,900        600,540        132,983     152,273    1,667,696
Capital expenditures                      72,904         28,847         25,097          31      126,879
---------------------------------------------------------------------------------------------------------
1999
Total revenue                          1,680,925        938,233        278,062          --    2,897,720
Depreciation and amortization             81,001         47,403         31,432       3,485      163,321
(Loss) earnings from operations
   before restructuring and
   other special charges                 (37,129)        21,093         24,805     (66,661)     (57,892)
Restructuring and other special charges                                            225,464      225,464
Interest expense & other, net                                                       74,197       74,197
Provision (benefit) for income taxes                                               (62,773)     (62,773)
Net (loss) earnings                                                                            (294,780)

Total assets                             933,883        696,654        134,013     140,592    1,905,142
Capital expenditures                     102,189         49,312         38,643         910      191,054
---------------------------------------------------------------------------------------------------------
1998
Total revenue                          2,029,449      1,043,327        249,960          --    3,322,736
Depreciation and amortization            100,949         43,264         23,366       3,694      171,273
Earnings (loss) from operations
  before restructuring and
  other special charges                  115,044         94,904         27,322     (68,864)     168,406
Restructuring and other special charges                                             21,000       21,000
Interest expense & other, net                                                       64,214       64,214
Provision for income taxes                                                          30,958       30,958
Net earnings                                                                                     52,234

Total assets                           1,237,149        776,400        128,715      36,677    2,178,941
Capital expenditures                     108,702         50,055         29,666         710      189,133
---------------------------------------------------------------------------------------------------------

The following table indicates the relative amounts of revenue for the three years ended March 31, 2000 and the long-lived assets at the respective year ends of the Company by geographic area:


                                   2000                           1999                           1998
                                         LONG-LIVED                      Long-lived                     Long-lived
                          REVENUE         ASSETS(1)       Revenue       assets(1)(2)     Revenue         assets(1)
                           $000             $000           $000             $000           $000            $000
------------------------------------------------------------------------------------------------------------------
United States            1,384,582         285,533       1,719,066        380,956       2,019,403        486,258
Europe
  Germany                  152,833          43,089         159,231         53,860         158,196         63,010
  Netherlands              161,620          60,570         166,332         45,004         182,301         61,978
  United Kingdom           227,921          68,836         256,934         98,725         309,350         78,520
  Other                    332,077          68,490         363,291         82,344         375,848         82,831
------------------------------------------------------------------------------------------------------------------
Total Europe               874,451         240,985         945,788        279,932       1,025,695        286,339
Other foreign countries    236,589          72,553         232,366         69,080         277,638         94,700
------------------------------------------------------------------------------------------------------------------
Total                    2,495,622         599,071       2,897,220        729,969       3,322,736        867,297
------------------------------------------------------------------------------------------------------------------

(1) Long-lived assets are defined as equipment on operating leases, property and equipment, goodwill and noncompete agreements, all of which are net of their related depreciation and amortization.
(2) Fiscal 1999 includes long-lived assets of business held for sale which totaled $30.2 million.

9. INCOME TAXES

The provision (benefit) for income taxes for the three years ended March 31, 2000 was as follows:

                                             2000          1999        1998
                                             $000          $000        $000
---------------------------------------------------------------------------
U.S. INCOME TAX
  Current                                    5,150          (923)     6,785
  Deferred                                 (11,328)      (62,433)     2,192
---------------------------------------------------------------------------
  Total U.S. tax provision (benefit)        (6,178)      (63,356)     8,977
---------------------------------------------------------------------------
EUROPE INCOME TAX
  Current                                    8,218         7,874     24,180
  Deferred                                   1,808        (8,120)    (5,086)
---------------------------------------------------------------------------
  Total Europe tax provision (benefit)      10,026          (246)    19,094
---------------------------------------------------------------------------
OTHER INTERNATIONAL INCOME TAX
  Current                                    1,555         3,380      4,912
  Deferred                                  (1,384)       (2,551)    (2,025)
---------------------------------------------------------------------------
  Total other international
    tax provision                              171           829      2,887
---------------------------------------------------------------------------
  TOTAL PROVISION (BENEFIT)
  FOR INCOME TAXES                           4,019       (62,773)    30,958
---------------------------------------------------------------------------

A reconciliation of the U.K. statutory corporate rate to the effective rate is as follows:

                                            2000           1999           1998
                                            $000           $000           $000
--------------------------------------------------------------------------------
Tax (benefit) charge at
  standard U.K. rate                        4,306       (110,841)        25,798
(Losses) profits taxed at other
  than standard U.K. rate                 (29,451)       (16,814)        (7,278)
Changes in valuation allowances            27,289         70,522          4,085
State tax provision, net of federal
  income tax provision                      1,600         (4,149)         4,760
Permanent differences                         275         (1,491)         3,593
--------------------------------------------------------------------------------
Provision (benefit) for
  income taxes                              4,019        (62,773)        30,958
--------------------------------------------------------------------------------

The tax at standard U.K. rate was 30% in fiscal 2000 and 31% in fiscal 1999 and 1998.

The tax effects of temporary differences that comprise the elements of deferred tax at March 31, 2000 and 1999 are as follows:

                                                      2000          1999
                                                      $000          $000
--------------------------------------------------------------------------
DEFERRED TAX ASSETS:
  Accrued expenses not deducted for
     tax purposes                                     9,476         5,160
  Reserves for inventory and accounts
     receivable not deducted for tax purposes        23,511        17,120
  Restructuring charges not deducted for
     tax purposes                                     1,221        35,798
  Tax loss carryforwards                            185,956       171,324
  Tax credit carryforwards                            7,547         6,733
  Depreciation and other                             21,549        10,656
--------------------------------------------------------------------------
  Total gross deferred tax assets                   249,260       246,791
  Valuation allowance                              (112,555)      (85,266)
--------------------------------------------------------------------------
  Net deferred tax assets                           136,706       161,525
--------------------------------------------------------------------------
DEFERRED TAX LIABILITIES:
  Leases                                            (78,645)     (113,455)
  Other                                                  --          (914)
--------------------------------------------------------------------------
  Total gross deferred tax liabilities              (78,645)     (114,369)
--------------------------------------------------------------------------
  NET DEFERRED TAX ASSET (LIABILITY)                 58,060        47,156
--------------------------------------------------------------------------

At March 31, 2000, the Company had net operating loss carryforwards relating to U.S. operations of approximately $273,326,000 of which $11,221,000 will expire if not used by March 31, 2012, $119,569,000 if not used by March 31, 2013 and $142,536,000 if not used by March 31, 2019. The Company also has a research and development credit of $3,402,000, relating to U.S. operations, which will expire if not used by March 31, 2013. The Company has an alternative minimum tax credit carryforward of $4,145,000, also relating to U.S. operations, which is available indefinitely. The Company has foreign net operating loss carryforwards of approximately $342,706,000 with varying expiration dates. Significant amounts of these losses are offset by valuation allowances reflecting the lack of certainty as to realization.

Undistributed earnings of the Company's foreign subsidiaries that are considered to be reinvested indefinitely were approximately $374,000,000 at March 31, 2000.

10. EMPLOYEE BENEFITS

Substantially all of the U.S. employees are entitled to participate in the Company's Profit Sharing Plan (the "Plan") established under Section 401(k) of the U.S. Internal Revenue Code. Employees are eligible to contribute voluntarily to the Plan after 90 days of employment. At its discretion, the Company may contribute 100% of the first 3% and 50% of the next 3% of the employee contribution. Employees are always vested in their contributed balance and become fully vested in the Company's contributions after four years of service. Effective February 1, 1999, the Company began matching employee contributions with shares of the Company stock in an action to conserve cash. For the period February 1, 1999 through March 31, 2000, the Company issued approximately 1.6 million ADSs to match employee contributions made to the Plan. The expenses related to contributions to the Plan for the years ended March 31, 2000, 1999 and 1998 were approximately $11,579,000, $12,650,000, and $15,116,000, respectively.

Most non-U.S. employees participate in defined contribution plans with varying vesting and contribution provisions. The expenses related to these contributions for the years ended March 31, 2000, 1999 and 1998 were approximately $7,289,000, $6,553,000 and $6,032,000, respectively.

In connection with the acquisition of the Office Imaging and outsourcing businesses, the Company acquired certain pension obligations of non-U.S. employees from Kodak. At March 31, 2000 and 1999 the recorded liability for these pension obligations was $10.3 million and $9.7 million, respectively.

The Company has a Supplemental Executive Retirement Plan ("SERP") which provides additional income for certain of its U.S. executives upon retirement. Contributions to the SERP are at the discretion of the Company, and were $333,700 and $177,500, respectively, for the years ended March 31, 1999 and 1998. There were no contributions to the SERP for the year ended March 31, 2000.

11. EARNINGS PER SHARE

A reconciliation of the numerators and denominators of the basic and diluted earnings (loss) per ADS computations follows:


                                     2000                                  1999                                1998
                       INCOME       SHARES     PER-SHARE    Income        Shares     Per-Share    Income       Shares      Per-Share
                    (NUMERATOR) (DENOMINATOR)   AMOUNT    (numerator) (denominator)    amount   (numerator) (denominator)    amount
                                                        (In thousands except per share amounts)
------------------------------------------------------------------------------------------------------------------------------------
Net earnings (loss)   $10,334                             $(294,780)                             $52,234
BASIC EARNINGS
  (LOSS) PER ADS:
  Dividends and
    accretion on
    participating
    shares             (4,482)                                   --                                   --
                      -------                             ---------                              -------
  Income available
    to common
    shareholders        5,852      57,624        $0.10     (294,780)      56,915      $(5.18)     52,234       56,799        $0.92
                                                 -----                                ------                                 -----
EFFECT OF DILUTIVE
  SECURITIES:
  Stock options                       901                                     --                                1,042
                                   ------                                 ------                               ------
  Dilutive shares                  58,525                                     --                                1,042

DILUTED EARNINGS
  (LOSS) PER ADS:
  Income available
    to common
    shareholders
    plus assumed
    conversion        $ 5,852      58,525        $0.10    $(294,780)      56,915      $(5.18)    $52,234       57,841        $0.90
===================================================================================================================================

The effect of the Company's $200.0 million of Convertible Subordinated Notes is not included in the computation of diluted earnings per ADS for the three years ended March 31, 2000 since they are anti-dilutive. In addition, the effect of the convertible participating shares on the computation of diluted earnings per ADS is not included for the year ended March 31, 2000 since they are anti-dilutive. For the year ended March 31, 1999, basic and diluted per share amounts were equal due to the net loss incurred by the Company.

12. SHARE OPTION PLANS

The Company's current share option plan (1996 Share Option Plan) authorizes the granting of both incentive and non-incentive share options for an aggregate of 22,000,000 Ordinary Shares (5,500,000 ADS equivalents). The option balance outstanding at March 31, 2000 also includes options issued pursuant to a plan that preceded the 1996 Share Option Plan. There are no shares available for issue under this plan. Under both plans, options are and were granted at prices not less than market value on the date of grant and the maximum term of an option may not exceed ten years. Share options granted under the 1996 Share Option Plan generally vest ratably in equal tranches over three years beginning on the first anniversary of the date of grant. At March 31, 2000, a total of 6,402,791 options were vested under these plans, with exercise prices ranging from 43.17 to 730.00 pence per share.

In October 1999, shareholders approved a 1999 Share Option Plan authorizing the granting of both incentive and non-incentive share options for an aggregate of 12,000,000 Ordinary Shares (3,000,000 ADS equivalents). Share options granted under the 1999 Share Option Plan have the same terms as those granted under the 1996 Share Option Plan.

As of March 31, 2000, there were no share option grants outstanding under the 1999 Share Option Plan.

As of March 31, 2000, 14,396,063 Ordinary Shares (3,599,015 ADS equivalents) were available to grant under the Company's existing option plans.

The Company also established The Danka Employees' Trust Fund (the "Employees' Trust") to be used in conjunction with The Danka 1996 Share Option Plan. The Employees' Trust may subscribe for shares in the Company, which the Company has granted in the form of share options, or it may purchase the shares on the open market. The Employees' Trust will transfer shares to the employee upon exercise of their options. No shares were acquired by the Company for the year ended March 31, 2000, 1999 and 1998.

Transactions during the three years ended March 31, 2000 were as follows:

                                           Number of          Exercise price
                                        Ordinary Shares          in pence
----------------------------------------------------------------------------
Balance outstanding at March 31, 1997      9,430,096           26.13-780.00
Granted                                    8,780,405          217.92-762.50
Exercised                                   (668,816)          41.00-439.67
Canceled                                    (872,600)         307.00-730.00
----------------------------------------------------------------------------
Balance outstanding at March 31, 1998     16,669,085           26.13-780.00
Granted                                   14,014,417           80.75-301.00
Exercised                                   (572,000)                 26.13
Canceled                                  (5,497,213)         101.50-780.00
----------------------------------------------------------------------------
Balance outstanding at March 31, 1999     24,614,289           43.17-762.50
Granted                                    3,554,320           72.00-246.00
Exercised                                    (40,000)                136.00
Canceled                                  (7,983,486)          72.00-762.50
----------------------------------------------------------------------------
BALANCE OUTSTANDING
  AT MARCH 31, 2000                       20,145,123           43.17-730.00
----------------------------------------------------------------------------

Information with respect to share options outstanding at March 31, 2000 is as follows:

                             Number of       Weighted average
Price range in pence      Ordinary Shares    contractual life
-------------------------------------------------------------
 43.17-113.85                12,973,720         8.7 years
127.00-215.66                 2,664,000         9.1 years
246.00-378.67                 2,534,718         7.3 years
445.00-730.00                 1,972,685         6.8 years
-------------------------------------------------------------
                             20,145,123
-------------------------------------------------------------

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

                                      2000           1999            1998
                                      $000           $000            $000
                                           (Except per ADS data)
--------------------------------------------------------------------------
Net earnings (loss)
    As reported                      10,334        (294,780)        52,234
    Pro forma                        11,132        (299,105)        36,869
Basic income available to
  common shareholders per ADS
    As reported                       $0.10          $(5.18)         $0.92
    Pro forma                         $0.12          $(5.26)         $0.65
Diluted income available to
  common shareholders per ADS
    As reported                       $0.10          $(5.18)         $0.90
    Pro forma                         $0.11          $(5.26)         $0.64
--------------------------------------------------------------------------

The fair value of each option grant is estimated using the Black-Scholes option-pricing model. The following assumptions were used in determining the fair value of each option grant for each of the fiscal years ended March 31:

                                     2000             1999             1998
-----------------------------------------------------------------------------
Dividend yield                           0%               0%             .51%
Expected volatility                  172.0%           164.0%           139.0%
Risk-free interest rate           4.1%-6.7%        4.6%-5.7%        5.8%-6.7%
Expected life                       5 years          5 years          5 years
-----------------------------------------------------------------------------

The effects of applying Statement No. 123 in this pro forma disclosure are not indicative of future amounts.

13. COMMITMENTS, CONTINGENCIES AND RELATED PARTY TRANSACTIONS

LEASES: The Company is obligated under various noncancelable operating leases for its office facilities, office equipment and vehicles. Future noncancelable lease commitments as of March 31, 2000, are as follows:

Year ending March 31                                                      $000
-------------------------------------------------------------------------------
2001                                                                     89,183
2002                                                                     46,270
2003                                                                     36,041
2004                                                                     21,972
2005                                                                     14,815
Thereafter                                                               32,838
-------------------------------------------------------------------------------

Rental expense for fiscal years ended March 31, 2000, 1999 and 1998 was approximately $96,139,000, $109,582,000 and $84,482,000, respectively.

EQUIPMENT LEASING COMMITMENT: In April 2000, General Electric Capital Corporation ("GE Capital") and the Company entered into an agreement to provide a framework for ongoing customer lease financing through March 2003. In connection with this agreement, Danka is obligated to provide a minimum level of customer leases to GE Capital. If the Company is unable to meet the targeted volume commitments, it is obligated to make penalty payments up to a maximum of $12.0 to $14.0 million a year. Based upon the current level of customer leases available for financing under this agreement, the Company expects it will achieve future volume commitments and not be obligated to make penalty payments to GE Capital.

FACILITY LEASE COMMITMENTS: Danka Holding Company ("DHC"), a U.S. subsidiary of the Company, entered into an operating lease agreement (the "Agreement"), which expires in December 2002. The Agreement provides for DHC to lease certain real property in the U.S. The Agreement generally provides for DHC to pay property taxes, maintenance, insurance, and certain other operating costs of the leased properties. The leases covered by the Agreement provide for a residual guarantee by DHC at the end of the initial lease term, which has not been included in the table of future noncancelable lease commitments. The Agreement also includes purchase and renewal options at fair market values. DHC has the right to exercise a purchase option on the properties at the end of the lease term, or the properties can be sold to third parties. DHC expects the fair market value of the properties, subject to the purchase option or sale to third parties, to substantially reduce or eliminate DHC's payment under the residual value guarantee. DHC is obligated to pay the difference between the maximum amount of the residual guarantee and the fair market value at the termination of each lease under the Agreement. The maximum residual guarantee was approximately $41.2 million at March 31, 2000.

RELATED PARTY TRANSACTIONS: The Company remains contingently liable for the repayment of $318,000 of Industrial Revenue Bonds used to finance the construction of its corporate office in St. Petersburg, Florida. The obligation was assumed by a company controlled by the former Chief Executive when it acquired the corporate office building. The Company leases its corporate office and three other offices owned by companies in which the former Chief Executive has a significant interest. For the years ended March 31, 1999 and 1998, Danka was charged $721,000 and $756,000, respectively, for rent due under these leases. The leases expire at various dates, with the last lease expiring in December 2003. In addition, for the year ended March 31, 1999, the Company paid approximately $2.1 million to a real estate services company whose former president is related to the former Chief Executive.

LITIGATION: In March 2000, the Company was served with a complaint, filed in the United States District Court, Southern District of New York, alleging claims of breach of contract and declaratory judgment, more particularly, the plaintiff, an investment banking and securities firm, alleged that the Company failed and refused to pay certain fees alleged due and payable pursuant to various restructuring and financing activities engaged in by the Company during fiscal 1999 and 2000. The complaint sought damages in the approximate amount of not less than $16.0 million.

On May 15, 2000, the Company settled all claims for $4.3 million. This amount is included in interest and other, net on the accompanying consolidated statement of operations for the year ended March 31, 2000.

In March 2000, the respective courts as referred to below entered an order to dismiss unrelated lawsuits previously disclosed by the Company seeking damages of a material nature.

On March 22, 2000, the United States District Court for the Middle District of Florida, Tampa Division entered an order dismissing the consolidated class action complaint brought against the Company and certain former Directors and executives on or about June 18, 1998. The complaint alleged, principally, that the Company and the other defendants issued materially false and misleading statements related to the progress of the Company's integration of its acquisition of Kodak's Office Imaging and outsourcing businesses, engaged in improper accounting practices and that certain former officers utilized insider information, in violation of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder.

On March 15, 2000 the United States District Court, Southern District of New York entered an order dismissing a complaint brought against the Company and its attorneys in February 1999. The complaint alleged claims of breach of contract, breach of duty of good faith and fair dealing, conversion and violation of the Uniform Commercial Code. More particularly, the plaintiffs allege that in December 1997, they attempted to sell approximately one million restricted American Depositary Shares at approximately $35.00 per share and that the Company and its attorneys wrongfully refused and/or unreasonably delayed in registering the transfer of the plaintiffs' restricted shares. The complaint further stated that the plaintiffs were unable to complete the sale of shares and were later forced to sell the shares in February 1998 at approximately $17.00 per share. The plaintiffs were attempting to recover the difference from the Company and its attorneys.

Although both dismissals have been appealed, the Company believes that the orders of dismissal will be upheld.

The Company is subject to legal proceedings and claims, which arise in the ordinary course of its business, that are not expected to have a material adverse effect upon the Company's financial position, results of operations or liquidity.

INTERNAL REVENUE SERVICE: The Internal Revenue Service has completed an examination of the Company's federal income tax returns for the fiscal years ended March 31, 1996 and 1995. The Company received a notice of proposed deficiency in November 1999. The principal adjustments relate to the timing of certain deductions associated with leased equipment financing. The Company disagrees with these adjustments and will be filing a protest and requesting a conference with the Appellate Division of the Internal Revenue Service. If the Internal Revenue Service were to prevail, net operating losses available for carryback to these years would increase by corresponding amounts. The Company believes, however, that it will prevail on this issue on the merits. The Company believes the resolution will not have a material adverse impact upon the Company's consolidated results of operations, liquidity or financial position.

14. FINANCIAL INSTRUMENTS

FAIR VALUE OF FINANCIAL INSTRUMENTS: At March 31, 2000, the carrying values of cash and cash equivalents, accounts receivable, accounts payable, accrued expenses, and other notes payable approximated fair value due to the short-term maturities of these assets and liabilities. The estimated fair market value of the Company's $200.0 million 6.75% Convertible Subordinated Notes at March 31, 2000 was approximately $145.5 million, based on the quoted market price of the Notes. There are no quoted market prices for the 6.50% senior convertible participating shares. The participating shares are convertible into Ordinary Shares at a conversion price of $12.50 per ADS. Assuming all shares were converted to ADSs at March 31, 2000, the resulting shares would have a market value of $106.8 million at that date. The estimated fair market value at March 31, 2000 of the Company's Credit Agreement approximated the carrying amount of the debt, due to the short-term maturities of the individual components of debt.

From time to time, the Company enters into forward and option contracts to manage its exposure to fluctuations in foreign currency exchange rates on specific transactions. Foreign exchange forward contracts are legal agreements between two parties to purchase and sell a foreign currency, for a price specified at the contract date. The fair value of foreign exchange forward contracts is estimated by obtaining quotes for futures contracts with similar terms, adjusted where necessary for maturity differences. To hedge its foreign currency exposure, the Company also purchases foreign exchange options which permit, but do not require, the Company to exchange foreign currencies at a future date with another party at a contracted exchange rate. The fair value of foreign exchange options is estimated using active exchange quotations. At March 31, 2000, there were no outstanding forward contracts or option contracts to buy or sell foreign currency. For the year ended March 31, 2000, gains and losses realized on forward contracts and option contracts were not material.

Under the Company's Credit Agreement, it is required to enter into arrangements that provide protection from the volatility of variable interest rates for a portion of the outstanding principal balance on the Credit Agreement. To fulfill this obligation, the Company has utilized interest rate swap agreements to eliminate the impact of interest rate changes on certain variable rate principal balances outstanding under the Credit Agreement. At March 31, 2000, the Company had interest rate swap agreements with four financial institutions, effectively converting variable rate principal balances to fixed rates for periods of two to three years. At March 31, 2000, the Company maintained interest rate swaps on principal/notional amounts of DEM65.1 million ($31.9 million), NLG93.6 million ($40.7 million), FRF166.9 million ($24.4 million), and U.S.$100.0 million, with weighted average fixed rates of approximately 5.3%. If the Company were to have settled the commitments related to its interest rate swaps on March 31, 2000, the amount due by the Company would have been de minimis.

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

15. QUARTERLY FINANCIAL DATA (UNAUDITED)

The following table presents selected quarterly financial data for the periods indicated:

                                           June 30    September 30    December 31     March 31
                                            $000         $000           $000           $000
                                                          (Except per ADS data)
                                           -------    ------------    -----------     --------

Fiscal 2000
   Revenue                                 645,709     620,279        614,485        615,149
   Gross profit                            242,071     219,241        217,249        191,852
   Net earnings                             12,243       6,759(a)       9,887        (18,555)(b)
   Net earnings per ADS (diluted)            $0.21       $0.12(a)      $ 0.17        $ (0.39)(b)
                                           -------     -------        -------        -------
Fiscal 1999
   Revenue                                 765,399     733,844        723,874        674,103
   Gross profit                            279,071     249,722        145,684 (c)    261,420 (e)
   Net earnings (loss)                       5,011     (13,355)      (274,009)(d)    (12,427)(f)
   Net earnings (loss) per ADS (diluted)     $0.09      $(0.23)        $(4.82)(d)     $(0.22)(f)
                                           -------     -------        -------        -------

(a) Includes the effect of a $2.1 million loss related to the sale of the Omnifax business July 30, 1999.

(b) Includes the effect of $4.1 million in restructuring credits and a $4.3 million charge for settlement of litigation.

(c) Includes the effect of $73.2 million in special charges to the cost of revenue.

(d) Includes the effect of $236.2 million in restructuring and other special charges.

(e) Includes the net credit of $14.8 million in special charges and credits to the cost of revenue.

(f) Includes the net credit of $10.7 million in restructuring and other special charges and credits.

INDEPENDENT Auditor's Report

To the Members of Danka Business Systems PLC

We have audited the consolidated balance sheets of Danka Business Systems PLC and subsidiaries as of March 31, 2000 and 1999, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the years in the three-year period ended March 31, 2000. These consolidated financial statements are the responsibility of the group's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the aforementioned consolidated financial statements present fairly in all material respects the financial position of Danka Business Systems PLC and subsidiaries as of March 31, 2000 and 1999, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2000 in conformity with generally accepted accounting principles in the United States.

KPMG Audit Plc
Chartered Accountants
Registered Auditor
London, England                                                    May 26, 2000