Form 10-K, Exhibit 13
period 2001-03-31
DANKA BUSINESS SYSTEMS PLC
filed 2001-06-11
CIK 894010

                                                                      EXHIBIT 13

                           DANKA BUSINESS SYSTEMS PLC

                      SELECTED CONSOLIDATED FINANCIAL DATA

                                    For the years ended March 31
                          -----------------------------------------------------
                            2001       2000       1999       1998       1997
                          ---------  ---------  ---------  ---------  ---------
                            $000       $000       $000       $000       $000
                                        (Except per ADS data)
Revenue:
  Retail equipment
   sales................    626,717    742,084    764,598    993,882    698,996
  Retail service,
   supplies and
   rentals..............  1,339,415  1,648,069  1,924,492  2,071,812  1,152,770
  Wholesale.............     97,128    105,469    208,130    257,042    240,531
                          ---------  ---------  ---------  ---------  ---------
                          2,063,260  2,495,622  2,897,220  3,322,736  2,092,297
                          ---------  ---------  ---------  ---------  ---------
Gross Profit:
  Retail equipment
   sales................     98,430    218,091    172,659    321,292    250,830
  Special charges,
   retail equipment
   sales gross profit...         --         --    (30,709)   (10,000)        --
  Retail service,
   supplies and
   rentals..............    457,290    633,668    733,502    810,917    484,627
  Special charges,
   retail service,
   supplies and rentals
   gross profit.........         --         --    (27,144)        --         --
  Wholesale.............     16,206     18,654     28,992     49,136     44,061
  Special charges,
   wholesale gross
   profit...............         --         --       (514)        --         --
                          ---------  ---------  ---------  ---------  ---------
                            571,926    870,413    876,786  1,171,345    779,518
Selling, general and
 administrative
 expenses...............    676,953    738,319    919,897    941,707    610,770
Special charges, general
 and administrative
 expenses...............         --         --     16,805         --         --
Amortization of
 intangible assets......     13,252     14,258     19,714     21,232     19,386
Write-off of goodwill
 and other long-lived
 assets.................     25,577         --    109,474         --         --
Commitment to Kodak
 under R&D agreements...         --         --     53,434     50,000     12,500
Restructuring charges
 (credits)..............     15,705     (4,148)    40,818     11,000     35,000
Other income............         --         --     (2,668)      (896)        --
Other expense...........      9,622      4,879         --         --      1,626
                          ---------  ---------  ---------  ---------  ---------
(Loss) earnings from
 operations.............   (169,183)   117,105   (280,688)   148,302    100,236
Interest expense........    (82,639)  (105,060)   (79,540)   (68,253)   (34,947)
Interest income.........      3,163      4,369      2,675      3,143      2,588
Loss on sale of
 business...............         --     (2,061)        --         --         --
                          ---------  ---------  ---------  ---------  ---------
(Loss) earnings before
 income taxes...........   (248,659)    14,353   (357,553)    83,192     67,877
Provision (benefit) for
 income taxes...........    (28,099)     4,019    (62,773)    30,958     25,522
                          ---------  ---------  ---------  ---------  ---------
(Loss) earnings before
 extraordinary item.....   (220,560)    10,334   (294,780)    52,234     42,355
Extraordinary loss on
 early extinguishment of
 debt, net of tax.......         --         --         --         --       (578)
                          ---------  ---------  ---------  ---------  ---------
Net (loss) earnings.....   (220,560)    10,334   (294,780)    52,234     41,777
                          =========  =========  =========  =========  =========
Per ADS Data:
  Basic (loss) income
   available to common
   shareholders per
   ADS..................     $(3.91)     $0.10     $(5.18)     $0.92      $0.74
  Diluted (loss) income
   available to common
   shareholders per
   ADS..................     $(3.91)     $0.10     $(5.18)     $0.90      $0.72
  Dividends per ADS.....         --         --         --      $0.20      $0.16
Balance Sheet Data:
Total assets............  1,282,943  1,667,697  1,905,142  2,178,941  2,352,704
Long-term debt, less
 current maturities.....    201,731    715,406  1,052,415    858,892  1,059,823
Current maturities of
 long-term debt and
 notes payable..........    517,447     86,776     89,732     84,490     41,385
Redeemable convertible
 participating shares...    223,713    207,878         --         --         --
Shareholders' equity
 (deficit)..............    (72,350)   176,714    171,164    480,307    465,731

--------
Note: Certain prior year amounts have been reclassified to conform with the current year presentation.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

Danka

   We are one of the world's largest independent suppliers, by revenue, of photocopiers and office imaging equipment. We primarily market these products, and photocopier services, parts and supplies direct to customers in approximately 30 countries. Most of the products that we distribute are manufactured by Canon, Heidelberg, NexPress, Ricoh and Toshiba. Throughout Europe, we also market private label photocopiers, facsimile machines and related supplies directly to customers under our Infotec trademark. In addition, we market photocopiers, parts and supplies on a wholesale basis to independent dealers through our international operations.

   We also provide worldwide document management services through our outsourcing business, Danka Services International ("DSI"). Services provided by DSI range from on- and off-site document management services, including the management of central reprographics departments, the placement and maintenance of convenience copiers, print-on-demand operations and document archiving and retrieval services.

   On February 20, 2001, we announced a plan to reduce and refinance our debt. The plan has three parts:

  . the sale of DSI;

  . an exchange offer for all $200.0 million of our outstanding 6.75% convertible subordinated notes due April 1, 2002; and

  . the refinancing of our existing senior credit facility.

   See "Liquidity and Capital Resources" below for a discussion of our three-part plan.

   On April 9, 2001, we entered into an agreement to sell DSI to Pitney Bowes Inc., a global provider of integrated mail and document management solutions, for $290.0 million in cash, subject to adjustment depending on the value of DSI's net assets at closing of the sale. Closing of the sale is conditioned upon the approval of our shareholders, consent of our senior bank lenders, clearance of the sale, or expiry of the applicable waiting period, under United Kingdom competition legislation, and other customary conditions. The sale of DSI has been cleared by U.S. and German competition authorities. The sale of DSI will generate funds to repay part of our senior bank debt, which should assist us in refinancing that indebtedness. We also anticipate that we will use the net proceeds of the sale of DSI to finance the cash portion of the exchange offer for our convertible subordinated notes and to finance the costs of the exchange offer. We anticipate that we will close the sale of DSI on or about June 29, 2001, but we cannot assure you that we will do so.

   In the past few years, the photocopier industry has experienced rapid technological advances, specifically, the movement from analog to digital photocopiers. As a result of these advances, we found it necessary to write-off excess, obsolete and non-recoverable equipment, parts and accessories totaling approximately $86.8 million during fiscal year 2001. Of the total amount written off, $32.9 million was recorded in the second quarter of fiscal year 2001and $53.9 million was recorded in the fourth quarter of fiscal year 2001.

   We are taking steps to bring our cost structure into line with revenue and margin expectations. During the third quarter of our fiscal year 2001, we announced we would be eliminating approximately 1,200 positions, or approximately 8% of our worldwide work force, and would be closing and consolidating some of our facilities. As a result, we recorded a $27.5 million pre-tax restructuring charge in December 2000. We expect the workforce reductions to be substantially completed by the second quarter of fiscal year 2002. In addition, we identified 50 facilities to be closed and/or consolidated with other Danka facilities. In the fourth quarter we determined that 10 of the facilities previously identified for closure would remain open because of changes in our business plan. We reversed $1.4 million of reserves related to these 10 facilities. The remaining lease obligations related to these facility closures are expected to be substantially completed during fiscal year 2002.

Upon full implementation of this restructuring, we expect approximately $50.0 million in annualized savings, although we can give no assurance that these savings will be achieved. In addition, we recorded $28.6 million of charges to selling, general and administrative expenses during the fourth quarter of fiscal year 2001. Of this amount, $15.3 million related to our facilities and $8.0 million related to additional trade receivable reserves.

Results of Operations

   The following table sets forth for the periods indicated the percentage of total revenue represented by certain items in our Consolidated Statements of
Operations:

                                                            Years ended March
                                                                   31
                                                            -------------------
                                                            2001   2000   1999
                                                            -----  -----  -----
                                                             (Percentage of
                                                             total revenue)
Revenue:
  Retail equipment sales...................................  30.4%  29.7%  26.4%
  Retail service, supplies and rentals.....................  64.9   66.1   66.4
  Wholesale................................................   4.7    4.2    7.2
                                                            -----  -----  -----
Total revenue.............................................. 100.0  100.0  100.0
Cost of revenue............................................  72.3   65.1   69.7
                                                            -----  -----  -----
Gross profit...............................................  27.7   34.9   30.3
Selling, general and administrative expenses...............  32.8   29.6   32.4
Amortization of intangible assets..........................   0.6    0.5    0.7
Write-off of goodwill and other long-lived assets..........   1.2     --    3.8
Commitment to Kodak under R&D agreements...................    --     --    1.8
Restructuring charges (credits)............................   0.8   (0.1)   1.4
Other income...............................................    --     --   (0.1)
Other expense..............................................   0.5    0.2     --
                                                            -----  -----  -----
(Loss) earnings from operations............................  (8.2)   4.7   (9.7)
Interest expense...........................................  (4.0)  (4.2)  (2.7)
Interest income............................................   0.2    0.2    0.1
Loss on sale of business...................................    --   (0.1)    --
                                                            -----  -----  -----
(Loss) earnings before income taxes........................ (12.0)   0.6  (12.3)
Provision (benefit) for income taxes.......................  (1.4)   0.2   (2.1)
                                                            -----  -----  -----
Net (loss) earnings........................................ (10.6)   0.4  (10.2)
                                                            -----  -----  -----

--------
Note: Certain prior year amounts have been reclassified to conform with the current year presentation.

   The following table sets forth for the periods indicated the gross profit margin percentage for each of our revenue classifications:

                                                                Years ended
                                                                  March 31
                                                               ----------------
                                                               2001  2000  1999
                                                               ----  ----  ----
Retail equipment sales........................................ 15.7% 29.4% 18.6%
Retail service, supplies and rentals.......................... 34.1  38.4  36.7
Wholesale..................................................... 16.7  17.7  13.7

   Revenue: In fiscal year 2001, our revenue decreased 17.3% to $2.1 billion compared to $2.5 billion in fiscal year 2000. Our revenue for fiscal year 2001 was affected by the negative impact of foreign currency movements, which reduced revenue by approximately $99.4 million. Also, our results for fiscal year 2000 included $35.7 million of revenue from the Omnifax business, which was sold effective July 30, 1999. Excluding the above items, our total revenue was down 12.6% during fiscal year 2001.

   Our fiscal year 2001 retail equipment sales declined 15.5% to $626.7 million from $742.1 million in fiscal year 2000. After excluding the negative impact of foreign currency movements of approximately $29.3 million, and the sale of our Omnifax business which contributed $7.7 million to fiscal year 2000 retail equipment sales, our fiscal year 2001 retail equipment sales were down 11.1%. The decline in our retail equipment sales is due to several factors:

  . Increased competition and pricing pressures in the United States and Europe as a result of rapid technological advances in our industry. Besides competition from within the photocopier industry, we are also experiencing competition from other sources as a result of the development of new document processing, retention and duplication technologies.

  . Changes in the nature of the photocopier industry and the types of products that our customers are demanding, in particular, the transition from analog to digital equipment. Digital photocopiers are more efficient than analog photocopiers, meaning that our customers require less of them.

  . A reduction in the total number of our sales representatives during fiscal year 2001 due to attrition and our workforce restructuring announced during our third quarter.

   Our retail service, supplies and rentals revenue declined 18.7% to $1.3 billion in fiscal year 2001 from $1.6 billion in fiscal year 2000. After excluding the negative impact of foreign currency movements of approximately $58.9 million, our fiscal year 2001 retail service, supplies and rentals revenue declined 15.7%. The decline in our retail service, supplies and rentals revenue is primarily a result of the following factors:

  . The decline in our installed analog machine base due to lower retail equipment sales.

  . The transition of our industry from analog to digital photocopiers.
    Digital photocopiers are increasingly more reliable than analog photocopiers, which has resulted in a decline in the maintenance services required by many of our customers and a decrease in our service revenue.

   We anticipate that our retail equipment sales and retail service, supplies and rentals revenue will continue to be negatively impacted in future financial periods by the transition from analog to digital photocopiers and the competition and pricing pressures in our industry. We plan to substantially exit the analog business and position ourselves as a preeminent provider of digital equipment, services and solutions to our customers. We are also actively taking steps to develop and grow areas of our business which do not rely on the sale and servicing of photocopiers.

   Our fiscal year 2001 wholesale revenue declined 7.9% to $97.1 million from $105.5 million in fiscal year 2000. This was primarily due to the negative impact of foreign currency movements which reduced fiscal year 2001 wholesale revenue by approximately $11.2 million.

   In fiscal year 2000, our revenue declined 13.8% to $2.5 billion compared to $2.9 billion in fiscal year 1999. Our revenue for fiscal year 2000 was affected by the sale of our Omnifax business effective July 30, 1999 and the closure of our United States wholesale division effective March 31, 1999. Our results for fiscal year 2000 included $35.7 million of revenue from the Omnifax business compared to $111.0 million for fiscal year 1999. In addition, our United States wholesale operations reported revenue of $96.7 million in fiscal year 1999. Excluding the above items, our total revenue was down 8.5% during fiscal year 2000.

   Our fiscal year 2000 retail equipment sales declined 2.9% to $742.1 million from $764.6 million in fiscal year 1999. In fiscal year 1999, we entered into several key strategic vendor alliances and expanded our worldwide product portfolio to add new color, digital and high-volume products. Related to this strategic focus, we took actions to move aggressively away from the sale of low segment analog machines during fiscal year 2000. Further, strengthened by our expanded product portfolio, fiscal year 2000 sales of black and white digital and color equipment represented 42% of retail equipment sales compared to 25% in fiscal year 1999.

   Our retail service, supplies and rentals revenue declined 14.4% to $1.6 billion in fiscal year 2000 from $1.9 billion in fiscal year 1999. The decline was due to the sale of non-core operations, including our Omnifax business in July 1999. The decline was also due to a reduction in our analog machine base due to shifts in the industry and product mix to mid- and high-volume digital and color equipment. As discussed above, we took actions to move aggressively away from the sale of low segment analog machines which impacted service and supply revenue.

   Our fiscal year 2000 wholesale revenue declined 49.4% to $105.4 million from $208.1 million in fiscal year 1999 primarily due to the closure of our United States wholesale division effective March 31, 1999. As mentioned above, the United States wholesale division reported revenue of $96.7 million in fiscal year 1999. The decision to close our United States wholesale operations was consistent with our strategy to focus on higher margin businesses.

   Approximately 43% of our revenue in fiscal year 2001 was generated in countries outside of the United States. As a result of foreign currency fluctuations, our revenue for the fiscal years 2001, 2000 and 1999 was negatively impacted by approximately $99.4 million, $67.1 million, and $16.8 million, respectively.

   Gross profit: For fiscal year 2001 our gross profit declined 34.3% to $571.9 million from $870.4 million in fiscal year 2000. Our gross profit as a percentage of total revenue decreased to 27.7% in fiscal year 2001 from 34.9% in fiscal year 2000.

   Some of the factors that contributed to the decline in our combined gross profit margin are as follows:

  . Increased competition and pricing pressures in the United States and Europe discussed above.

  . An $86.8 million write-off of excess, obsolete and non-recoverable equipment, parts and accessories caused by the photocopier industry's rapid transition to digital products. The write-off is included in cost of retail equipment sales ($62.6 million) and retail service, supplies and rental costs ($24.2 million).

   Our gross profit as a percentage of retail equipment sales decreased to 15.7% for fiscal year 2001 from 29.4% for fiscal year 2000. This decrease was primarily due to the write-off discussed above and to the competitive pressures we are facing in our industry today. Certain of our major competitors are currently experiencing financial difficulties similar to our own. They are responding by reducing prices on some products to increase market share or by disposing of surplus inventory. Consequently, we have been required to reduce prices on some of our products to remain competitive.

   Our gross profit margin on retail service, supplies and rentals decreased to 34.1% in fiscal year 2001 from 38.4% in fiscal year 2000, due in part to the write-off discussed above. In addition, the gross profit margin on retail service, supplies and rentals was affected by lower service revenue, which was a result of the decline in the number of service contracts that we have for analog photocopiers.

   Our gross profit margin on wholesale sales declined to 16.7% in fiscal year 2001 from 17.7% in fiscal year 2000. Excluding the Omnifax business sold in July 1999, the gross profit margin on wholesale sales for fiscal year 2001 was relatively flat compared to fiscal year 2000.

   For fiscal year 2000 our gross profit declined 1.0% to $870.4 million from $876.8 million in fiscal year 1999. Our gross profit as a percentage of total revenue increased to 34.9% in fiscal year 2000 from 30.3% in fiscal year 1999. The increase in our combined gross profit margin was attributable to improvements in each of our revenue categories.

   Our gross profit as a percentage of retail equipment sales increased to 29.4% in fiscal year 2000 from 18.6% in fiscal year 1999. The margin for fiscal year 1999 was affected by our recording of special charges totaling $30.7 million, which primarily related to the write-down of Kodak equipment to reflect estimated market values. See Note 4 to the consolidated financial statements for a discussion of these charges. Changes in the product mix resulting from new, higher margin color, digital and high-volume products, positively affected the fiscal year 2000 retail equipment margin. The higher retail equipment margin was partially offset by a reduced margin in the fourth quarter of fiscal year 2000 related to our decision to sell off end of life Kodak analog equipment at significantly reduced margins. Also affecting the retail equipment margin were manufacturer price increases on digital equipment, which were not fully recovered in our pricing actions during the fourth quarter of fiscal year 2000. The margin for fiscal year 1999 also reflected the impact of the write-down of certain non-Kodak branded inventory to estimated market value and our efforts to reduce out-of-box inventories during the third quarter. Out-of-box inventories are photocopiers and other office imaging equipment that have been removed from their original shipping containers and are generally used for demonstration or showroom purposes.

   Our gross profit margin on retail service, supplies and rentals increased to 38.4% in fiscal year 2000 compared to 36.7% in fiscal year 1999. The margin for fiscal year 1999 included charges of $27.1 million which were primarily related to the write-off of supply agreements between Kodak and us which were terminated. See Note 4 to the consolidated financial statements for a discussion of these charges. Improvements in United States service productivity positively affected the fiscal year 2000 service margin. This improvement was partially offset by a lower margin in the fourth quarter of fiscal year 2000 which was impacted by higher parts costs specifically related to parts used in the servicing of Kodak photocopiers. The service margin was also affected by lower service revenue in the fourth quarter of fiscal year 2000, which has principally resulted from the decline in the number of photocopiers under service contracts.

   The gross profit margin on wholesale sales increased to 17.7% in fiscal year 2000 compared to 13.6% in fiscal year 1999. This was primarily due to the closure of our United States wholesale operations effective March 31, 1999. The margin for fiscal year 1999 included charges of $0.5 million for the write-off of inventory related to the closure. In addition, the United States wholesale operations generated a lower gross profit margin than our international wholesale business.

   Selling, general and administrative expenses: Our selling, general and administrative expenses declined 8.3% to $677.0 million in fiscal year 2001 from $738.3 million in fiscal year 2000. This decrease was due in part to:

  . lower employment costs achieved through our restructuring initiatives implemented in the third quarter of fiscal year 2001;

  . the sale of our Omnifax business in July 1999; and

  . currency fluctuations.

   As a percentage of revenue, selling, general and administrative expenses increased to 32.8% for fiscal year 2001 compared to 29.6% in fiscal year 2000. The increase was primarily due to the decline in our total revenue during fiscal year 2001.

   As discussed above, we commenced a restructuring program in the third quarter of fiscal year 2001 to bring our cost structure into line with current revenue and margin expectations.

   Our selling, general and administrative expenses declined 21.2% to $738.3 million in fiscal year 2000 from $936.7 million in fiscal year 1999. As a percentage of revenue, these expenses decreased to 29.6% for fiscal year 2000 compared to 32.4% in fiscal year 1999.

   This decrease was due in part to:

  . fiscal year 1999 expenses having included $16.8 million of special charges related to the write-off of terminated Kodak agreements and other assets;

  . cost savings achieved through our restructuring initiatives and worldwide cost reduction program implemented in December 1998;

  . the closure of our United States wholesale division in March 1999; and

  . the sale of our Omnifax business in July 1999.

   Amortization of intangible assets and write-off of goodwill and other long-lived assets: Amortization of intangible assets totaled $13.2 million, $14.2 million, and $19.7 million for fiscal years 2001, 2000 and 1999. The decrease from fiscal year 2000 to fiscal year 2001 was principally related to the write-off of goodwill in fiscal year 2001. We continually evaluate our goodwill and other long-lived assets for recoverability. In the third quarter of fiscal year 2001 we wrote off $18.7 million of goodwill attributable to our Australian subsidiary. In the fourth quarter of fiscal year 2001 we wrote off $6.9 million of goodwill related to one of our United States subsidiaries. These write-offs of goodwill were necessary as our forecast of future cash flows from these subsidiaries' operations were insufficient to recover the amount of goodwill recorded.

   Our total goodwill was reduced in fiscal year 2000 as a result of the sale of our Omnifax business.

   In fiscal year 1999, we determined that based on changes in the business environment and an analysis of projected cash flows, the carrying amount of certain goodwill and other long-lived assets in the United States and Canada would not be recoverable. Accordingly, we wrote-down $107.9 million during the third quarter of fiscal year 1999, comprised of $89.5 million in the United States and $18.4 million in Canada. In the fourth quarter of fiscal year 1999, we closed our United States wholesale operations and wrote-off $1.6 million of goodwill.

   Commitment to Kodak under research and development agreements: In connection with our acquisition of Kodak's office imaging and outsourcing businesses in December 1996, we agreed to provide funding to Kodak for ongoing research and development for new electrophotographic equipment under a research and development agreement. Under the agreement, we were entitled to distribute the equipment but legal rights to the technology were retained by Kodak. We were to pay Kodak a sum of $175.0 million over the period April 1, 1997 through December 31, 2002 (plus an additional $30.0 million if certain milestones were met). The research and development agreement was terminated as of December 15, 1998. Following the termination of this agreement, we reached a new agreement with Kodak under which Kodak was required to finish the development of a digital high-volume copier, the Digimaster 9110, and we agreed to pay Kodak $23.0 million. Ownership of the Digimaster 9110 and legal rights to the technology were retained by Kodak. We recorded commitments to Kodak under research and development agreements of $53.4 million and $50.0 million in fiscal years 1999 and 1998, respectively. We had no further commitments to Kodak for research and development in fiscal year 2000. Effective May 10, 1999, Kodak sold its equipment, toner and developer manufacturing operations to a subsidiary of Heidelberger Druckmaschinen AG, a German manufacturer of printing systems, commonly known as Heidelberg. The Digimaster 9110 is now designed and manufactured through a joint venture by Heidelberg and NexPress Solutions LLC. In October 1999, we signed a five-year agreement with Heidelberg to distribute worldwide black and white electrophotographic equipment manufactured by Heidelberg, including the Digimaster 9110.

   Restructuring charges (credits): We recorded a $27.5 million pre-tax restructuring charge during the third quarter of fiscal year 2001, which related principally to our plan to bring our cost structure into line with our revenue and margin expectations. The fiscal year 2001 restructuring charge was reduced by $11.8 million resulting in a net charge of $15.7 million. Of the total amount reversed, $10.4 million related to the fiscal year 1999 restructuring plan and $1.4 million related to the fiscal year 2001 restructuring plan. The reversals resulted from favorable lease settlements and revised estimates of amounts required to settle remaining lease obligations.

   We recorded a $42.7 million pre-tax restructuring charge during fiscal year 1999, primarily related to our worldwide cost reduction program. The fiscal year 1999 restructuring charge was reduced by $1.9 million for remaining liabilities unused from prior restructuring charges in fiscal year 1998 and fiscal year 1997 resulting in a net charge of $40.8 million. We also reversed $4.1 million in fiscal year 2000 which is included as a credit to restructuring charges. Of the total amount reversed, $3.1 million related to lease obligations originally provided for in the 1997 restructuring plan which were not utilized as a result of favorable lease settlements on certain facilities. The remaining $1.0 million reversal related to estimated severance provided for in the 1999 restructuring plan which was not fully utilized.

   Other income and other expense: Other expense increased to $9.6 million in fiscal year 2001 from $4.9 million in fiscal year 2000. This is due to a $9.0 million increase in foreign exchange losses because of the weakening of the Euro and the United Kingdom pound against the dollar. In fiscal year 2000 we settled a lawsuit brought against us by Wasserstein Perella, our former financial advisers, for $4.3 million which is included in other expense.

   In fiscal year 1999 we reported net foreign exchange gains of $2.7 million in other income.

   (Loss) earnings from operations: Our operating loss of $169.2 million in fiscal year 2001 compared to earnings from operations of $117.1 million in fiscal year 2000. The loss is primarily due to the decline in revenue, lower gross profit, write-offs of excess, obsolete and non-recoverable inventories, and the write-offs of goodwill and restructuring charge recorded in fiscal year 2001.

   Earnings from operations increased to $117.1 million in fiscal year 2000 compared to an operating loss of $280.7 million in fiscal year 1999. Fiscal year 1999 earnings from operations included restructuring and special charges of $225.4 million. Fiscal year 2000 earnings from operations were positively impacted by higher gross profit, lower selling, general and administrative expenses, lower amortization expense, and the elimination of our research and development commitments to Kodak.

   Interest expense: Our interest expense decreased to $82.6 million in fiscal year 2001 compared to $105.1 million in fiscal year 2000. This is primarily a result of a $19.4 million decrease in interest expense due to lower indebtedness in fiscal year 2001 and a $3.0 million reduction in the amount of bank waiver fees that we expensed during fiscal year 2001. We incurred bank waiver fees of $13.9 million in connection with amendments to our credit agreement.

   For fiscal year 2000, our interest expense increased to $105.1 million from $79.5 million in fiscal year 1999. The interest expense increase in fiscal year 2000 was primarily due to a higher interest rate under our credit agreement. It also includes bank waiver fees of $16.9 million that we incurred in connection with amendments to our credit agreement.

   Interest income: Interest income decreased to $3.2 million in fiscal year 2001 compared to $4.4 million in fiscal year 2000. This is a result of reduced interest income earned because of lower cash balances maintained during fiscal year 2001.

   For fiscal year 2000, interest income increased to $4.4 million from $2.7 million in fiscal year 1999. This is due to increased cash balances maintained during fiscal year 2000.

   Loss on sale of business: Fiscal year 2000 included a loss of $2.1 million related to the sale of our Omnifax business in July 1999.

   Income taxes: We recorded an income tax benefit of $28.1 million for fiscal year 2001 compared to a $4.0 million provision for fiscal year 2000. The decrease was primarily due to the net loss we reported in fiscal year 2001. The combined effective income tax rate was an 11.3% tax benefit for fiscal year 2001 compared to 28.0% tax provision for fiscal year 2000. The reduction from the statutory United Kingdom corporation tax rate of 30.0% in fiscal year 2001 was due to the following:

  . the write-off of goodwill with no associated tax benefit;

  . a shift in income from lower to higher tax jurisdictions; and

  . changes in the classification of income taxed at various rates within these jurisdictions.

   Our income taxes increased to $4.0 million for fiscal year 2000 compared to a tax benefit of $62.8 million for fiscal year 1999. The increase was primarily due to a higher level of earnings. The combined effective income tax rate was 28.0% for fiscal year 2000 compared to a 17.6% tax benefit in fiscal year 1999 due to the loss before income taxes. The reduction from the statutory United Kingdom corporation tax rate of 30.0% in fiscal year 2000 was due to utilization of tax loss carry-forwards.

   Net (loss) earnings: We reported a net loss of $220.6 million in fiscal year 2001 compared to net earnings of $10.3 million in fiscal year 2000. The loss is primarily due to the decline in revenue, lower gross profit, and the write-offs of goodwill and restructuring charge recorded in fiscal year 2001.

   For fiscal year 2000, we reported net earnings of $10.3 million compared to a net loss of $294.8 million in fiscal year 1999. The net loss in fiscal year 1999 included restructuring and special charges of $225.4 million as discussed above. Fiscal year 2000 net earnings were positively impacted by higher combined gross profit, lower selling, general and administrative expenses, lower amortization expense, and the elimination of our research and development commitments to Kodak.

Exchange rates

   Fluctuations in the exchange rates between the United Kingdom pound and the dollar affect the dollar equivalent of the pound market price of our ordinary shares on the London Stock Exchange and, as a result, are likely to affect the market price of our American depositary shares.

   We operate in approximately 30 countries worldwide. Fluctuations in exchange rates between the dollar and the currencies in each of the countries in which we operate affect:

  . the results of our international operations reported in dollars; and

  . the value of the net assets of our international operations reported in dollars.

   The results of operations are affected by the relative strength of currencies in the countries where our products are sold. Approximately 43% of our revenue in fiscal year 2001 was generated outside the United States. In fiscal year 2001, approximately 25% of our revenue was generated in euro countries, 9% in the United Kingdom, and 8% in other foreign locations. During fiscal year 2001, the euro currency and the United Kingdom pound weakened against the dollar by approximately 8% and 11%, respectively. This negatively impacted revenue by approximately $89.1 million and was also the primary reason for the $21.3 million increase in cumulative translation losses in shareholders' equity for fiscal year 2001. Our results of operations and financial condition have been, and may continue to be, adversely affected by the fluctuations in foreign currencies and by translation of the financial statements of our non-United States subsidiaries, including our European and Latin American subsidiaries, from local currencies to the dollar. Generally, we do not hedge our exposure to changes in foreign currency. Gains and losses included in the consolidated statements of operations from foreign currency transactions were not material in fiscal years 2001, 2000 and 1999.

   Euro: On January 1, 1999, eleven of the fifteen member countries of the European Union established fixed conversion rates between existing currencies and one common currency, referred to as the euro. Our operating subsidiaries affected by the euro conversion implemented changes to their information technology systems, accounting records, financial instruments, and customer contracts where necessary to allow for dual currency functionality. Dual currency functionality allows the business to invoice and to be invoiced in either local currencies or the euro. On an ongoing basis we are also evaluating the impact of the euro on our pricing and distribution. It is likely that the euro will lead to more uniform pricing in all of our European markets and the financial impact of this will depend on competitive conditions within our regional markets. Our euro conversion did not, nor is it expected to have in the future, any material impact on our financial condition, results of operations or our ability to continue to operate in markets affected by the euro. All costs related to the conversion to the euro, which are not significant, are expensed as incurred.

Liquidity and Capital Resources

   We have a credit agreement with a consortium of international bank lenders through March 31, 2002. The credit agreement requires that we maintain minimum levels of adjusted consolidated net worth and cumulative consolidated EBITDA, a ratio of consolidated EBITDA to interest expense, a consolidated fixed charge coverage ratio and a consolidated total leverage ratio.

   As of March 31, 2001, we owed approximately $515.0 million under the credit agreement. The available unused commitments as of March 31, 2001 were $17.3 million. However, our new borrowings are limited to amounts necessary for ordinary operational needs. The credit agreement prohibits us from incurring other significant indebtedness. We were incurring interest on our indebtedness under the credit agreement during fiscal year 2001 at a weighted average rate of 7.64% per annum. Effective interest rates under the credit agreement are IBOR, or comparable interbank rates for non-United States dollars, plus 2.75%.

   Our indebtedness under the credit agreement is secured by substantially all of our assets in the United States. The credit agreement contains negative and affirmative covenants which place restrictions on dispositions of assets, capital expenditures, incurring additional indebtedness and creating liens, prohibit the payment of dividends, other than payment-in-kind dividends on our participating shares, and require us to maintain certain financial ratios as described above. We are not permitted to make any acquisitions of businesses, except with the approval of our bank lenders. We cannot dispose of any of our assets outside the ordinary course of our business without the approval of our bank lenders.

   While we are generally prohibited from incurring new indebtedness other than under the credit agreement, we are permitted to borrow up to $40.0 million at any one time outside of the credit agreement to finance the purchase of high-volume digital copiers and to secure those loans with liens upon the financed equipment.

   Effective March 28, 2001, we obtained an amendment to the credit agreement which modifies the financial covenants for the period March 28, 2001 through July 16, 2001. During the waiver period ending July 16, 2001, we may receive advances under the credit agreement only for ordinary operational needs. We will pay fees to our bank lenders for the March 2001 amendment of approximately $1.5 million. These fees will be expensed over the period ending July 16, 2001. Without this amendment we would have been in violation of the financial covenants. As a result of the magnitude of the write-offs and charges taken in the fourth quarter of our 2001 fiscal year and the explanatory paragraph contained in our independent auditors' report on our 2001 fiscal year financial statements stating that there is substantial doubt about our ability to continue as a going concern, we were in non-compliance with the financial covenants and a covenant that our independent auditors' report must not contain such an explanatory paragraph. On June 7, 2001, we obtained an additional amendment to our credit agreement excluding certain of the fourth quarter write-offs and charges from the calculation of the financial covenants effective through July 16, 2001 and waiving permanently the requirement that the independent auditors' report on our March 31, 2001 financial statements must not contain such an explanatory paragraph. After giving effect to this additional amendment, we are in compliance with the financial covenants that apply under the credit agreement for the period through July 16, 2001. We were not required to pay a fee in consideration of the June 7, 2001 amendment. However, we anticipate that we would be required to pay our lenders a fee in respect of any further amendment or waiver that we obtain of the financial covenants.

   We intend to refinance our indebtedness under the credit agreement before July 17, 2001, but we cannot assure you that we will do so. If we do not refinance our indebtedness under the credit agreement before July 17, 2001, we expect that we will require an additional amendment to, or a further waiver of, the financial covenants that will be in effect under the credit agreement from that date. However, we cannot assure you that our lenders would agree to a further amendment or waiver. In the absence of a further amendment or waiver to the credit agreement, after July 16, 2001, our lenders would be entitled to exercise all of their rights under the credit agreement. These rights include the right of lenders owning a majority of our outstanding indebtedness under the credit agreement to decide to declare all amounts outstanding under the credit agreement immediately due.

   In March 1995, we issued $200.0 million in principal amount of 6.75% convertible subordinated notes at par in a private placement. The notes are due for repayment in full on April 1, 2002.

   We do not currently have, or expect to have, sufficient liquidity to repay in full both our indebtedness under our senior credit agreement when it is due for payment on March 31, 2002 and the convertible subordinated notes when they are due for payment on April 1, 2002. Accordingly, we are currently implementing a plan intended to reduce and refinance our indebtedness and permit us to maintain liquidity on a long-term basis. Our plan has three parts:

  . the sale of DSI;

  . the refinancing of our $200 million of 6.75% convertible subordinated notes due 2002 through an exchange offer; and

  . the refinancing of our indebtedness under the credit agreement.

   As discussed above, on April 9, 2001 we entered into an agreement to sell DSI to Pitney Bowes Inc. for $290.0 million in cash, subject to adjustment depending on the value of DSI's net assets on closing. We anticipate that we will use the majority of the net proceeds of DSI to repay part of our indebtedness under our credit agreement. We anticipate that we will also use part of the net proceeds of DSI to finance the cash payable under the exchange offer for the convertible subordinated notes, to finance the costs of, and taxes associated with, the exchange offer and costs associated with the refinancing of our senior bank debt.

   We believe that it is highly unlikely that we will be able to refinance our indebtedness under the credit agreement while any substantial portion of the old notes are outstanding. Therefore, we are making an exchange offer for our convertible subordinated notes under which noteholders can exchange each $1,000 in principal amount of notes for either:

  . $400 in cash;

  . $800 in principal amount of new zero coupon senior subordinated notes due
    2004;

  . $1,000 in principal amount of new 10% subordinated notes due 2008.

   Payments under the cash option will be limited to a maximum amount of $24 million, or $60 million in principal amount of notes tendered. If more than $60 million in principal amount of notes are tendered for the cash option, we will exchange $800 in principal amount of new zero coupon senior subordinated notes for every additional $1,000 in principal amount of old notes tendered. We will distribute the $24 million in cash so that everyone who tenders notes for the cash option will receive cash and new senior subordinated notes in the same proportion as everyone else who tenders notes under that option.

   If we fail to repay the new senior subordinated notes at maturity, holders of the new senior subordinated notes will be entitled, at their option, to convert all or part of their notes into our American depositary shares or ordinary shares. The conversion price will be calculated by reference to the closing market price of our American depositary shares for the twenty trading day period ending on the maturity date. This conversion right is subject to the prior approval of our shareholders, which we will agree to use our reasonable efforts to obtain. The conversion right is also subject to compliance with applicable laws and the obtaining of applicable regulatory approval.

   The exchange offer commenced on February 20, 2001 and is conditioned upon:

  . our receiving valid tenders of at least 95% of the outstanding amount of the 6.75% convertible subordinated notes;

  . the refinancing of our senior bank debt;

  . consent to the exchange offer from parties to our tax retention operating leases;

  . the closing of the sale of DSI; and

  . other customary conditions.

   The expiration date for the exchange offer is currently 11:59 p.m., New York City time, on June 22, 2001, subject to satisfaction or waiver of conditions, and unless extended.

   The principal effect of the exchange offer, if successful, would be to extend the maturity of our subordinated debt from 2002 to 2004 at the earliest, which should assist us to refinance our indebtedness under the credit agreement. The principal amount of the new subordinated notes outstanding following the exchange offer will depend upon which options noteholders select in the exchange offer.

   We are in the process of developing the financing structure that we will implement to refinance our senior bank debt. As discussed above, we anticipate that we will use the majority of the net proceeds of the sale of DSI to repay part of our indebtedness under the credit agreement prior to its refinancing. We anticipate we will refinance the remaining balance of our indebtedness under the credit agreement by drawing down a new credit facility, which may be provided by some or all of our lenders under our existing credit agreement. We have reached an agreement with the steering committee of our existing lenders on the principal terms of the new credit facility, which will consist of revolver, term loan and letter of credit commitments. The new credit facility is subject to approval by 100% of our lenders, finalization of definitive documentation, completion of the sale of DSI and closing of the exchange offer. The new credit facility will mature on the earlier of the third anniversary of its closing or the date which is one day in advance of the maturity of the senior subordinated notes being offered pursuant to the exchange offer, which is expected to be March 31, 2004.

   We anticipate that we will close the exchange offer, the refinancing of our senior bank debt and the sale of DSI on or about June 29, 2001. We cannot assure you that we will be successful in our efforts to implement our plan to complete the exchange offer, refinance our indebtedness under the credit agreement, or sell DSI, whether within the planned timeframe, or at all. If we are not successful, then we may have to consider other alternatives to refinance our indebtedness. These other alternatives may include the disposal of some or all of our businesses and assets in addition to DSI.

   On December 17, 1999, we issued 218,000 new 6.50% senior convertible participating shares for $218.0 million. The participating shares are entitled to dividends equal to the greater of 6.50% per annum or ordinary share dividends on an as converted basis. Dividends are cumulative and are paid in the form of additional participating shares for the first five years. The participating shares are currently convertible into ordinary shares at a conversion price of $3.11 per ordinary share (equal to $12.44 per American depositary share), subject to adjustment in certain circumstances to avoid dilution of the interests of participating shareholders. The participating shares have voting rights, on an as converted basis, currently corresponding to approximately 23.7% of the total voting power of our capital stock. As of March 31, 2001, we had issued an additional 16,993 participating shares as payment-in-kind dividends.

   We are not permitted to pay dividends (other than payment-in-kind dividends on our participating shares) under our credit agreement and we do not anticipate the payment of a dividend on our ordinary shares in the foreseeable future.

   We are an English company and, under English law, we are allowed to pay dividends to shareholders only if:

  . we have accumulated, realized profits that have not been previously distributed or capitalized, in excess of our accumulated, realized losses that have not previously been written off in a reduction or reorganization of capital; and

  . our net assets are not less than the aggregate of our share capital and our non-distributable reserves, either before, or as a result of, dividends or other distributions.

   At this time, we have insufficient profits to pay dividends to shareholders. Since December 2000, we have satisfied our obligation to make payment-in-kind dividends on our participating shares by capitalizing part of our share premium account, which is a reserve required by English company law and which consists of premiums paid to us on the issuance of our shares.

   The Internal Revenue Service has completed an examination of our federal income tax returns for the fiscal years ended March 31, 1996 and 1995. We received a notice of proposed deficiency in November 1999. The principal adjustments relate to the timing of certain deductions associated with leased equipment financing. We have filed a protest and are meeting with the Appellate Division of the Internal Revenue Service to resolve this issue. If the Internal Revenue Service were to prevail, net operating losses available for carry back to these years would increase by corresponding amounts. Discussions are ongoing and we expect that the issue will be resolved favorably for us and its resolution will not have a material impact on our financial position, results of operations or liquidity.

   The Internal Revenue Service is in the process of completing an audit of our federal income tax returns for the fiscal years 1998 and 1997. The proposed adjustments relate to the timing of certain deductions associated with our acquisition of Kodak's office imaging division, research and development costs and deductions associated with leased equipment financing. It is not anticipated that the resolution of this audit will have a material impact on our financial position, results of operations or liquidity.

   Fiscal authorities in the Netherlands are engaged in an audit of our Dutch operations. We do not believe that this audit, or any result thereof, will have a material impact on our financial position, results of operations or liquidity.

   Our net cash flow provided by operating activities was $146.5 million, $180.6 million, and $36.6 million in fiscal years 2001, 2000 and 1999, respectively. The decrease in fiscal year 2001 operating cash flow was primarily affected by a decrease in cash provided by net earnings, as well as changes in working capital accounts. Reductions in our accounts receivable and inventory balances, before reserves, were the primary source of operating cash. These were partially offset by decreases in accounts payable and accrued expenses due to payments of trade payables, employee commissions, and a legal settlement. Operating cash flow in fiscal year 2000 was favorably impacted by the increase in net earnings as well as increases in accounts payable, which were partially offset by decreases in accrued expenses. Accounts payable increased in fiscal year 2000 primarily due to the availability of better credit terms with our vendors as compared to the same period in fiscal year 1999. In addition, we made improvements in our inventory level in fiscal year 2000, reducing total inventory by $27.8 million. Our net loss and a significant reduction in accounts payable of $135.2 million impacted fiscal year 1999 operating cash flow.

   Our net cash flow used in investing activities was $82.3 million, $78.8 million and $190.3 million for fiscal years 2001, 2000 and 1999, respectively. The increase in fiscal year 2001 investing activities was primarily due to the $45.0 million in cash proceeds received from the sale of our Omnifax business in July 1999. Excluding the Omnifax sale, cash flow used in investing activities would have decreased by $41.5 million in fiscal year 2001 as compared to fiscal year 2000. This was due in large part to our reduction in capital expenditures for equipment on operating leases. The decrease in fiscal year 2000 investing activities was primarily due to the cash proceeds received from the sale of our Omnifax business as discussed above, together with a reduction in capital expenditures as compared to fiscal year 1999.

   Our net cash flow (used in) provided by financing activities was ($67.6) million, ($106.1) million and $185.7 million for fiscal years 2001, 2000 and 1999, respectively. The decrease in fiscal year 2001 financing activities was primarily due to repayment of borrowings in fiscal year 2000 from the cash received as a result of the Omnifax sale in July 1999. The increase in cash used in fiscal year 2000 financing activities as primarily attributable to changes in the level of borrowings, particularly payments made towards outstanding amounts under the credit agreement. We paid down total outstanding debt of $340.0 million during fiscal year 2000.

Market Risk Management

   Interest rate risk: Our exposure to interest rate risk primarily relates to our bank debt. As outlined above in "Liquidity and Capital Resources," at March 31, 2001 we had an outstanding balance of $515.0 million under our credit agreement. We incurred interest at a weighted average rate of 7.64% per annum during fiscal year 2001.

   We have notes payable with an aggregate outstanding balance of $4.2 million as of March 31, 2001 bearing interest from prime to 12%.

   Based on the outstanding balance under our credit agreement, a change of 100 basis points in the average interest rate, with all other variables remaining constant, would cause an increase/decrease in our interest expense of approximately $5.2 million on an annual basis, without taking into account the offset of the interest rate swap agreements discussed below.

   We offset interest rate risk by holding both fixed and variable debt as well as interest rate swap agreements. Under our credit agreement, we are required to enter into arrangements that provide protection from the volatility of variable interest rates for a portion of the outstanding principal balance on the credit agreement. As of March 31, 2001, we had interest rate swap agreements with three financial institutions, effectively converting portions of our indebtedness with variable interest rates into fixed rates for the next three months. As of March 31, 2001, we maintained interest rate swaps on notional amounts of DEM65.1 million ($29.4 million), NLG93.6 million ($37.5 million) and FRF166.9 million ($22.4 million), with weighted average fixed rates of approximately 4.4%. Based on the dollar balances maintained on the swap agreements, a 100 basis point change in the interest rate, with all other variables remaining constant, would result in gains/losses on these interest rate swap agreements of approximately $0.2 million. The estimated fair market value of the agreements at March 31, 2001 was minimal and the maturity date of the agreements is June 30, 2001.

   In March 1995, we issued $200.0 million of fixed rate 6.75% convertible subordinated notes at par, due April 2002. The estimated fair value of the notes at March 31, 2001 was approximately $35.0 million, based on our estimate of the trading price of the notes.

   After adjusting for the above interest rate swaps, and including our old notes, approximately 40% of our total indebtedness is at a fixed rate.

   Currency exchange risk: We are a multinational corporation. Therefore, foreign exchange risk arises as a normal part of our business. We reduce this risk by transacting our international business in local currencies. In this manner, assets and liabilities are matched in the local currency which reduces the need for dollar conversion. In addition, at March 31, 2001, approximately 13% of our indebtedness was non-dollar denominated. Any foreign currency impact on translating assets and liabilities into dollars is included as a component of shareholders' equity. Our recent results have been considerably negatively impacted by foreign currency movements, in particular the decline of the euro and the United Kingdom pound against the dollar.

   Generally, we do not enter into forward and option contracts with major banks to manage our exposure to foreign currency fluctuations. At March 31, 2001, we had no outstanding forward contracts or option contracts to buy or sell foreign currency. For the three years ended March 31, 2001, gains and losses included in our consolidated statements of operations on forward contracts and option contracts were not material.

Seasonality

   We have experienced some seasonality in our business. Our European and Canadian operations have historically experienced lower revenue for the second quarter of our fiscal year, which is the three month period ended September 30. This is due to increased vacation time by Europeans and Canadians during July and August. This has resulted in reduced sales activity and reduced usage of photocopiers, facsimiles and other office imaging equipment during that period.

Special Note Regarding Forward-Looking Statements

   Certain statements contained in this document, or otherwise made by our officers, including statements related to our future performance and our outlook for our businesses and respective markets, projections, statements of management's plans or objectives, forecasts of market trends, the sale of DSI, the exchange offer, the refinancing of our indebtedness and other matters, are forward-looking statements, and contain information relating to us that is based on the beliefs of our management as well as assumptions, made by, and information currently available to, our management. The words "goal," "anticipate," "expect," "believe" and similar expressions as they relate to us or our management, are intended to identify forward-looking statements. No assurance can be given that the results in any forward-looking statement will be achieved. For the forward-looking statements, we claim the protection of the safe harbor for forward-looking statements provided for in the Private Securities Litigation Reform Act of 1995. Such statements reflect our current views with respect to future events and are subject to certain risks, uncertainties and assumptions that could cause actual results to differ materially from those reflected in the forward-looking statements. Factors that might cause such differences include, but are not limited to (i) our failure to complete any or all of the parts of our refinancing plan, including the closing of the sale of DSI, the completion of the exchange offer, closing of the new credit facility and the refinancing of our indebtedness under our credit agreement, whether within the anticipated timeframe or at all, (ii) failure of the lenders under our senior credit facility to agree to an amendment to, or waiver of, the financial covenants applicable on and after July 17, 2001, (iii) any material adverse change in financial markets or in our own position, (iv) any inability to achieve or maintain cost savings, (v) increased competition resulting from other high-volume and digital copier distributors and the discounting of such copiers by our competitors, (vi) any inability to procure, or any inability to continue to gain access to and successfully distribute, new products, including digital products and high-volume copiers, or to continue to bring current products to the marketplace at competitive costs and prices, (vii) any negative impact from the loss of any of our key upper management personnel, (viii) the ultimate outcome and impact of pending lawsuits, (ix) the ultimate outcome of pending tax audits, (x) any inability to achieve minimum equipment leasing commitments under our customer financing arrangements, (xi) fluctuations in foreign currency exchange rates, and (xii) other risks including those risks identified in any of our filings with the Securities and Exchange Commission. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect our management's analysis only as of the date they are made. We undertake no obligation and do not intend to update these forward-looking statements to reflect events or circumstances that arise after the date such statements are made. Furthermore, as a matter of policy, we do not generally make any specific projections as to future earnings nor do we endorse any projections regarding future performance, which may be made by others outside our company.

                           DANKA BUSINESS SYSTEMS PLC

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                               For the years ended March 31
                                               -------------------------------
                                          Note   2001       2000       1999
                                          ---- ---------  ---------  ---------
                                                 $000       $000       $000
                                                 (Except per share amounts)
Revenue:
  Retail equipment sales.................        626,717    742,084    764,598
  Retail service, supplies and rentals...      1,339,415  1,648,069  1,924,492
  Wholesale..............................         97,128    105,469    208,130
                                               ---------  ---------  ---------
  Total revenue..........................      2,063,260  2,495,622  2,897,220
                                               ---------  ---------  ---------
Costs and operating expenses:
  Cost of retail equipment sales.........        528,287    523,993    591,939
  Special charges, cost of retail
   equipment sales.......................   4         --         --     30,709
  Retail service, supplies and rental
   costs.................................        882,125  1,014,401  1,190,990
  Special charges retail service,
   supplies and rental costs.............   4                    --     27,144
  Wholesale costs of revenue.............         80,922     86,815    179,138
  Special charges, wholesale costs of
   revenue...............................   4         --         --        514
  Selling, general and administrative
   expenses..............................        676,953    738,319    919,897
  Special charges, general and
   administrative expenses...............   4         --         --     16,805
  Amortization of intangible assets......         13,252     14,258     19,714
  Write-off of goodwill and other long-
   lived assets..........................   4     25,577         --    109,474
  Commitment to Kodak under R&D
   agreements............................             --         --     53,434
  Restructuring charges (credits)........   4     15,705     (4,148)    40,818
  Other income...........................   5         --         --     (2,668)
  Other expense..........................   5      9,622      4,879         --
                                               ---------  ---------  ---------
  Total costs and operating expenses.....      2,232,443  2,378,517  3,177,908
                                               ---------  ---------  ---------
(Loss) earnings from operations..........       (169,183)   117,105   (280,688)
Interest expense.........................   8    (82,639)  (105,060)   (79,540)
Interest income..........................          3,163      4,369      2,675
Loss on sale of business.................   3         --     (2,061)        --
                                               ---------  ---------  ---------
(Loss) earnings before income taxes......       (248,659)    14,353   (357,553)
Provision (benefit) for income taxes.....   9    (28,099)     4,019    (62,773)
                                               ---------  ---------  ---------
Net (loss) earnings......................       (220,560)    10,334   (294,780)
                                               =========  =========  =========
Basic (loss) earnings per ADS:...........  11
  (Loss) earnings available to common
   shareholders per ADS..................      $   (3.91) $    0.10  $   (5.18)
  Weighted average ADSs..................         60,438     57,624     56,915
                                               ---------  ---------  ---------
Diluted (loss) earnings per ADS:.........  11
  (Loss) earnings available to common
   shareholders per ADS..................      $   (3.91) $    0.10  $   (5.18)
  Weighted average ADSs..................         60,438     58,525     56,915
                                               ---------  ---------  ---------

  The accompanying notes are an integral part of these consolidated financial statements.

                           DANKA BUSINESS SYSTEMS PLC

                          CONSOLIDATED BALANCE SHEETS

                                                              At March 31
                                                          --------------------
                                                     Note   2001       2000
                                                     ---- ---------  ---------
                                                            $000       $000
                                                           (Except per share
                                                                amounts)
                       ASSETS

Current assets:
  Cash and cash equivalents.........................         69,085     64,861
  Accounts receivable, net of allowance for doubtful
   accounts of $43,824
   (2000--$42,188)..................................        395,849    527,793
  Inventories.......................................        201,645    328,290
  Prepaid expenses, deferred income taxes and other
   current assets...................................         83,229     81,837
                                                          ---------  ---------
    Total current assets............................        749,808  1,002,781
Equipment on operating leases, net..................   6    134,434    199,551
Property and equipment, net.........................   7     77,716     92,614
Intangible assets:
  Goodwill, net of accumulated amortization of
   $98,333
   (2000--$63,404)..................................   4    251,255    305,043
  Noncompete agreements, net of accumulated
   amortization of $3,645
   (2000--$9,264)...................................          1,444      1,863
Deferred income taxes and other noncurrent assets...   9     68,286     65,845
                                                          ---------  ---------
    Total assets....................................      1,282,943  1,667,697
                                                          =========  =========

   LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)

Current liabilities:
  Current maturities of long-term debt and notes
   payable..........................................   8    517,447     86,776
  Accounts payable..................................        153,392    178,870
  Accrued expenses and other current liabilities....        194,509    229,472
  Deferred revenue..................................         35,158     40,045
                                                          ---------  ---------
    Total current liabilities.......................        900,506    535,163
6.75% convertible subordinated notes................   8    200,000    200,000
Long-term debt and notes payable, less current
 maturities.........................................   8      1,731    515,406
Deferred income taxes and other long-term
 liabilities........................................   9     29,343     32,536
                                                          ---------  ---------
    Total liabilities...............................      1,131,580  1,283,105
                                                          ---------  ---------
6.50% convertible participating shares--redeemable:
  $1.00 stated value; 500,000 authorized; 234,993
   issued and outstanding
   (2000--220,320)..................................  10    223,713    207,878
                                                          ---------  ---------
Shareholders' equity (deficit):
  Ordinary Shares 1.25 pence stated value;
   500,000,000 authorized; 247,570,566 issued and
   outstanding (2000--234,573,862)..................  12      5,130      4,892
  Additional paid-in capital........................        325,399    317,056
  Accumulated deficit...............................       (302,619)   (66,226)
  Accumulated other comprehensive loss..............       (100,260)   (79,008)
                                                          ---------  ---------
    Total shareholders' equity (deficit)............        (72,350)   176,714
    Commitments and contingencies...................  15
                                                          ---------  ---------
    Total liabilities and shareholders' equity
     (deficit)......................................      1,282,943  1,667,697
                                                          =========  =========

  The accompanying notes are an integral part of these consolidated financial statements.

                           DANKA BUSINESS SYSTEMS PLC

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                  For the years ended March
                                                              31
                                                  ----------------------------
                                                    2001      2000      1999
                                                  --------  --------  --------
                                                    $000      $000      $000
Operating activities
  Net (loss) earnings............................ (220,560)   10,334  (294,780)
  Adjustments to reconcile net (loss) earnings to
   net cash provided by operating
   activities:
   Depreciation and amortization of intangible
    assets.......................................  169,270   160,292   163,321
   Amortization of debt issuance costs...........    1,912     4,101     3,742
   Deferred income taxes.........................  (32,831)  (10,904)  (73,105)
   Loss on sale of property and equipment and
    equipment on operating leases................   17,771    17,524    13,968
   Proceeds from sale of equipment on operating
    leases.......................................    7,971    16,921    33,289
   Restructuring and other special charges.......   15,705    (4,148)  225,464
   Loss on sale of Omnifax business..............       --     2,061        --
   Changes in assets and liabilities, net of
    effects from the purchase of subsidiaries
    and the assets and liabilities of business
    held for sale:
     Accounts receivable.........................  109,020    23,828    27,672
     Inventories.................................  121,398    14,693    94,943
     Prepaid expenses and other current assets...   (3,805)   (6,040)  (21,903)
     Other noncurrent assets.....................   19,597    24,509    28,984
     Accounts payable............................  (20,924)   38,313  (136,702)
     Accrued expenses and other current
      liabilities................................  (30,691)  (99,095)  (12,783)
     Deferred revenue............................   (3,702)  (11,165)   (7,847)
     Other long-term liabilities.................   (3,652)     (665)   (7,699)
                                                  --------  --------  --------
       Net cash provided by operating
        activities...............................  146,479   180,559    36,564
                                                  --------  --------  --------
Investing activities
  Capital expenditures...........................  (88,419) (126,879) (191,054)
  Proceeds from sale of property and equipment...    6,108     3,960     2,913
  Proceeds from sale of Omnifax..................       --    45,000        --
  Purchase of subsidiaries, net..................       --      (733)   (1,919)
  Payment for purchase of noncompete agreements..       --      (178)     (280)
                                                  --------  --------  --------
       Net cash used in investing activities.....  (82,311)  (78,830) (190,340)
                                                  --------  --------  --------
Financing activities
  Net (payments) borrowings under line of credit
   agreements....................................  (67,685) (307,383)  196,433
  Net borrowings (payments) on other long-term
   debt..........................................       45    (4,004)   (4,983)
  Proceeds from stock options exercised..........       --        87       251
  Capital contributions from the issuance of
   participating shares..........................       --   205,223        --
  Dividends......................................       --        --    (5,952)
                                                  --------  --------  --------
Net cash (used in) provided by financing
 activities......................................  (67,640) (106,077)  185,749
                                                  --------  --------  --------
Effect of exchange rates.........................    7,696     3,114      (531)
                                                  --------  --------  --------
Net increase (decrease) in cash and cash
 equivalents.....................................    4,224    (1,234)   31,442
Cash and cash equivalents, beginning of period...   64,861    66,095    34,653
                                                  --------  --------  --------
Cash and cash equivalents, end of period.........   69,085    64,861    66,095
                                                  ========  ========  ========
Supplemental disclosures
  Cash flow information:
   Interest paid.................................   83,283    99,635    76,288
   Income taxes paid.............................   10,586     9,151    10,902
                                                  --------  --------  --------

  The accompanying notes are an integral part of these consolidated financial statements.

                           DANKA BUSINESS SYSTEMS PLC

           CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (DEFICIT)

                           Number of
                            Ordinary
                             Shares                          Retained    Accumulated
                          (4 ordinary           Additional   Earnings       other
                          shares equal Ordinary  paid-in   (accumulated comprehensive
                             1 ADS)     shares   capital     deficit)   (loss) income  Total
                          ------------ -------- ---------- ------------ ------------- --------
                             000's       $000      $000        $000         $000        $000
Balances at April 1,
 1998...................    227,496     4,746    304,197      227,917      (56,553)    480,307
Net loss................                   --         --     (294,780)          --    (294,780)
Currency translation
 adjustment.............         --        --         --           --       (8,662)     (8,662)
                                                                                      --------
  Comprehensive loss....                                                              (303,442)
Dividends...............         --        --         --       (5,952)          --      (5,952)
Shares issued under
 employee option plans..        572        12        239           --           --         251
                            -------     -----    -------     --------     --------    --------
Balances at March 31,
 1999...................    228,068     4,758    304,436      (72,815)     (65,215)    171,164
Net earnings............         --        --         --       10,334           --      10,334
Currency translation
 adjustment.............         --        --         --           --      (13,793)    (13,793)
                                                                                      --------
  Comprehensive loss....                                                                (3,459)
Dividends, accretion and
 beneficial conversion
 of participating shares         --        --      1,089      (3,745)           --     (2,656)
Shares issued under
 employee stock and
 option plans...........      6,506       134     11,531           --           --      11,665
                            -------     -----    -------     --------     --------    --------
Balances at March 31,
 2000...................    234,574     4,892    317,056      (66,226)     (79,008)    176,714
Net loss................         --        --         --     (220,560)          --    (220,560)
Currency translation
 adjustment.............         --        --         --           --      (21,252)    (21,252)
                                                                                      --------
  Comprehensive loss....                                                              (241,812)
Dividends and accretion
 of participating
 shares.................         --        --         --      (15,833)          --     (15,833)
Shares issued under
 employee purchase and
 restricted
 stock plans............     12,997       238      8,343           --           --       8,581
                            -------     -----    -------     --------     --------    --------
Balances at March 31,
 2001...................    247,571     5,130    325,399     (302,619)    (100,260)    (72,350)
                            =======     =====    =======     ========     ========    ========


  The accompanying notes are an integral part of these consolidated financial statements.

                           DANKA BUSINESS SYSTEMS PLC

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Summary of Significant Accounting Policies

   (a) Basis of preparation: The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The principal accounting policies are set forth below.

   (b) Basis of consolidation: The consolidated financial statements include our accounts and the accounts of our wholly owned subsidiaries. Our principal operating subsidiaries are located in North America, Europe, Australia, and Latin America, and are principally engaged in the distribution and service of photocopiers and related office imaging equipment and outsourcing of document management solutions (See Note 17). All significant intercompany balances and transactions have been eliminated in consolidation. References herein to "we" or "our" refer to Danka Business Systems PLC and consolidated subsidiaries unless the context specifically requires otherwise.

   (c) Use of estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires our management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at year end and the reported amounts of revenues and expenses during the reporting period. Certain significant estimates are disclosed throughout this report. Our actual results could differ from these estimates.

   (d) Revenue recognition: Equipment sales are recognized at the time of customer acceptance and in the case of equipment sales financed by third party leasing companies, at the time of credit acceptance by the leasing company. Supply sales to customers are recognized at the time of shipment. In the case of service contracts which include supplies, supply sales are recognized upon usage by the customer. For the year ended March 31, 2001, retail service, supplies, and rentals revenue was reduced because of a change in our estimate of unbilled variable service revenue. After a detailed review of assumptions used to determine the amount of unbilled revenue, it was determined that the estimate of variable usage used to calculate the revenue accrual should be reduced by $11.3 million.

   Operating lease income is recognized as earned over the lease term. Maintenance contract service revenues are recognized ratably over the term of the underlying maintenance contract. Revenue from outsourcing contracts is recognized as earned over the contract term. Deferred revenue consists of unearned maintenance contract revenue that is recognized using the straight-line method over the life of the related contract, generally twelve months.

   (e) Property and equipment: Property and equipment are stated at cost. Depreciation and amortization is provided using the straight-line method over the assets' estimated economic lives. Expenditures for additions, major renewals or betterments are capitalized and expenditures for repairs and maintenance are charged to earnings as incurred. When property and equipment are retired or otherwise disposed of, the cost and the applicable accumulated depreciation are removed from the respective accounts and the resulting gain or loss is reflected in earnings.

   We expense software costs incurred in preliminary project stages and, thereafter, we capitalize any costs incurred in the developing or obtaining of internal use software. Capitalized costs are amortized over a period of three to five years. Costs related to maintenance and training are expensed as incurred.

   (f) Inventories: Inventories consist of photocopiers, facsimile equipment, other automated office equipment, and related parts and supplies, and are stated at the lower of cost (primarily specific cost for equipment and average cost for supplies and parts) or market.

   (g) Long-lived assets: The carrying value of long-lived assets to be held and used, including goodwill and other intangible assets is evaluated for recoverability whenever adverse effects or changes in circumstances indicate that the carrying amount may not be recoverable. Impairments are recognized if future undiscounted

                           DANKA BUSINESS SYSTEMS PLC
cash flows and earnings from operations are not expected to be sufficient to recover goodwill and other long-lived assets. The carrying amounts are then reduced by the estimated shortfall of the discounted cash flows. For the years ended March 31, 2001 and 1999, we wrote-off $25.6 million and $109.5 million, respectively, of goodwill and other long-lived assets (See Note 4). Goodwill, which represents the excess of purchase price over fair value of net assets acquired, is amortized over thirty years on a straight-line basis. Noncompete agreements are amortized over the lives of the agreements, generally three to seven years on a straight-line basis.

   Deferred financing costs incurred in connection with the issuance of the 6.75% Convertible Subordinated Notes and other financings are charged ratably to interest expense over the term of the related debt, and are included in other noncurrent assets.

   (h) Foreign currencies: The functional currency for most foreign operations is the local currency. Foreign currency transactions are converted at the rate of exchange on the date of the transaction or translated at the year end rate in the case of transactions not then finalized. Gains and losses resulting from foreign currency transactions are included in other income or other expense on the accompanying statements of operation.

   Assets and liabilities in currencies other than dollars are translated into U.S. dollars at the exchange rate in effect at the balance sheet date. Revenues and expenses are translated using the average rate of exchange for the period. The resulting translation adjustments are recorded as a separate component of shareholders' equity (deficit).

   (i) Cash and cash equivalents: Cash and cash equivalents consist of cash on hand and all highly liquid investments or deposits with original maturities of three months or less.

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

   (k) Earnings per share: Basic EPS is computed by dividing income available to common shareholders by the weighted average number of shares outstanding for the period. Diluted EPS reflects the potential dilution from the exercise of stock options or the conversion of securities into stock. Earnings per American depositary share are based on the current ratio of four ordinary shares to one ADS.

   (l) Concentrations of risk: Financial instruments which potentially subject us to concentrations of credit risk consist principally of cash and cash equivalents and trade receivables. Our cash and cash equivalents are placed with high credit quality financial institutions, and are invested in short-term maturity, highly rated securities. Concentrations of credit risk with respect to trade receivables are limited due to the large number of customers comprising our customer base, and their dispersion across many different industries and geographical areas. As of March 31, 2001, we had no significant concentrations of credit risk. Our business is dependent upon close relationships with our vendors and our ability to purchase photocopiers and related office imaging equipment from these vendors on competitive terms. We primarily purchase products from several key vendors including Canon, Heidelberg, Ricoh and Toshiba, each of which represented more than 10% of equipment purchases for the years ended March 31, 2001 and 2000.

   (m) Financial instruments: From time to time, we enter into foreign exchange forward and option contracts to manage our exposure to fluctuations in foreign currency exchange rates. Gains and losses that

                           DANKA BUSINESS SYSTEMS PLC
hedge specific currency commitments are deferred and recognized in net earnings in the period in which the transaction is consummated. Premiums paid on option contracts that hedge specific currency commitments are amortized over the term of the option. We use interest rate swap agreements to manage interest costs and the risks associated with changing interest rates. The interest differential to be paid or received is included in interest expense for the period.

   (n) Reclassifications: Certain prior year amounts have been reclassified to conform to the current year presentation.

   (o) Advertising costs: We expense advertising costs as incurred, except production costs which are expensed the first time the advertising takes place.

   (p) New accounting standards: In 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 138. SFAS No. 133, as amended, establishes accounting and reporting standards for derivative instruments including certain derivative instruments embedded in other contracts, and for hedging activities. SFAS No. 133 requires that an entity recognize all derivatives as assets or liabilities in the consolidated balance sheet and measure those instruments at fair value. The adoption of this pronouncement will not have a material impact on our financial position and results of operations.

   (q) Shipping and handling costs: Shipping and handling costs billed to our customers are included in the same category as the related sale. The cost of shipping and handling is included in cost of sales.

2. Going Concern

   The accompanying consolidated financial statements have been prepared on a going concern basis of accounting and do not reflect any adjustments that might result if we are unable to continue as a going concern. At March 31, 2001, we had $515.0 million outstanding under our Revolving Line of Credit Agreement maturing on March 31, 2002 and $200.0 million of 6.75% Convertible Subordinated Notes maturing April 1, 2002. During March 2001, we amended our Revolving Line of Credit Agreement for the third time in fiscal 2001 to avoid financial covenant violations. The latest amendment modified the covenants contained in the Revolving Credit Agreement until July 16, 2001. If we do not refinance the Revolving Credit Agreement by July 17, 2001, we expect it will require an additional amendment or waiver of the financial covenants from our lenders. Although we have developed a plan to refinance the amounts outstanding under the Revolving Credit Agreement and the $200.0 million of 6.75% Convertible Subordinated Notes, as discussed below, there can be no assurance we will be able to do so. In the event our plan is not successful, we will not have sufficient cash resources available for payments of the above indebtedness. Our inability to repay these amounts as they come due raises substantial doubt about our ability to continue as a going concern. The accompanying consolidated financial statements do not include any adjustments relating to recoverability and classification of recorded asset amounts or the amount and classification of liabilities that might be necessary should we be unable to continue as a going concern.

   Our goal is to provide for the long-term financing of the business through a plan to (i) reduce and refinance our indebtedness, which includes the refinancing of amounts outstanding under the 6.75% Convertible Subordinated Notes through an exchange offer, (ii) the sale of our operating segment, Danka Services International, and (iii) the refinancing of the amounts outstanding under our Revolving Credit Agreement. Each of these items is further described below.

   In February 2001, we announced an exchange offer to acquire for cash and new securities, the amounts outstanding under our $200.0 million 6.75% Convertible Subordinated Notes due April 1, 2002. We have filed

                           DANKA BUSINESS SYSTEMS PLC
a Form S-4 Registration Statement with the Securities and Exchange Commission. Under the current terms of the exchange offer, current note holders can exchange their notes for either new notes or a combination of cash and new notes. We expect to complete this exchange offer during June 2001.

   In April 2001, we announced an agreement to sell our operating segment, Danka Services International, to Pitney Bowes Inc. for $290.0 million in cash. The net proceeds of the sale will be used to fund the cash portion of the exchange offer of the 6.75% Convertible Subordinated Notes, and to repay a portion of the amounts outstanding under the Revolving Credit Agreement. We expect to complete the sale of Danka Services International on or about June 29, 2001.

   We also announced that we are currently in discussion with our lenders to refinance the amounts outstanding under our Revolving Credit Agreement. We expect to complete this refinancing simultaneously with the successful completion of the exchange offer and the sale of Danka Services International.

   Although we believe our plan to (i) refinance the 6.75% Convertible Subordinated Notes, (ii) sell our operating segment, Danka Services International, and (iii) refinance the Revolving Credit Agreement will be successful, there can be no assurance that we will be able to satisfy such debt repayments under the Revolving Credit Agreement due March 31, 2002 and the 6.75% Convertible Subordinated Notes due April 1, 2002, when they mature.

3. Sale of Assets

   On July 30, 1999, we sold our Omnifax business, a supplier of facsimiles and related services, parts and supplies, to Xerox Corporation for a cash consideration of $45.0 million. We recorded a $2.1 million loss on the sale of Omnifax which is reflected in other expense on the accompanying consolidated statement of operations for the twelve months ended March 31, 2000. The assets and liabilities of Omnifax at July 30, 1999 totaled $63.8 million and $18.0 million, respectively, and consisted primarily of property and equipment, accounts receivable, inventories, accounts payable and accrued expenses. The revenue, costs and operating expenses of Omnifax for the four months ended July 31, 1999 and the year ended March 31, 1999 are as follows:

                                                                   2000   1999
                                                                  ------ -------
                                                                   $000   $000
Total revenue.................................................... 35,705 111,008
                                                                  ------ -------
Costs of revenue................................................. 22,426  62,206
Selling, general and administrative expenses.....................  9,797  34,301
Amortization of intangible assets................................    222     664
                                                                  ------ -------
Total costs and operating expenses............................... 32,445  97,171
                                                                  ------ -------
Earnings from operations.........................................  3,260  13,837
                                                                  ====== =======

4. Restructuring and Other Special Charges

   Fiscal 2001: We recorded certain non-cash special charges during fiscal year 2001. Non-cash special charges resulted from an $18.7 million write-down of goodwill in Australia in the second quarter and a $6.9 million write-down of goodwill in the U.S. in the fourth quarter. Goodwill write-downs were determined based on changes in the business environment for certain of our operations and an analysis of projected cash flows related to those operations.

                           DANKA BUSINESS SYSTEMS PLC

   We also recorded a pre-tax restructuring charge of $27.5 million during the third quarter of the fiscal year ended March 31, 2001. The restructuring charge included $21.8 million related to severance, representing the reduction of approximately 1,200 positions worldwide. Cash outlays related to these reductions during the third and fourth quarters totaled $5.0 million. We expect to substantially complete these workforce reductions by the second quarter of fiscal 2002. The restructuring charge also comprised of $5.7 million for future lease obligations on facility closures and exit costs. We identified 50 facilities to be closed and/or consolidated with other Danka facilities. In the fourth quarter we determined that 10 of the facilities previously identified for closure would remain open because of changes in our business plan. We reversed $1.4 million of reserves related to these 10 facilities. The remaining lease obligations related to these facility closures are expected to be substantially completed during fiscal 2002. The following table summarizes the restructuring charge:

2001 Restructuring Charge:

                                                                    Reserve at
                               Total Fiscal  Cash    Other non-cash March 31,
                               2001 expense outlays     changes      2001(7)
                               ------------ -------  -------------- ----------
                                   $000      $000         $000         $000
Severance.....................    21,766    (5,023)          --       16,743
Future lease obligations on
 facility closures and exit
 costs........................     5,695      (123)      (1,400)       4,172
                                  ------    ------       ------       ------
Total restructuring charge....    27,461    (5,146)      (1,400)      20,915
                                  ======    ======       ======       ======

   Fiscal 1999: We recorded certain restructuring and other non-cash special charges during the third and fourth quarters of the fiscal year ended March 31, 1999. The restructuring charge included $19.8 million related to severance, representing the reduction of approximately 1,400 positions worldwide and the elimination of excess facilities. Special charges included the write-off of goodwill and other long-lived assets, as well as the write-down of assets which were impacted as a result of the termination of certain agreements between us and Kodak. Fiscal year 1999 restructuring charges of $40.8 million included the reversal of unutilized prior year accruals of $1.9 million. Fiscal year 2001 restructuring charges included the reversal of unutilized prior year accruals of $10.4 million.

   The following table summarizes the restructuring and other special pre-tax charges:

1999 Restructuring Charge (1):

                                                                             Reserve at
                          Fiscal 1999   Reserve at    Cash    Other non-cash   March 31,
                            expense   March 31, 2000 outlays     changes        2001(7)
                          ----------- -------------- -------  -------------- ----------
                             $000          $000       $000         $000         $000
Severance...............    19,820         1,623     (1,623)          --         --
Future lease obligations
 on facility closures...    19,790        11,802       (956)     (10,376)       470
Write-off of leasehold
 improvements on
 facility closures......     3,084            --         --           --         --
                            ------        ------     ------      -------        ---
Total restructuring
 charges................    42,694        13,425     (2,579)     (10,376)       470
                            ======        ======     ======      =======        ===

                           DANKA BUSINESS SYSTEMS PLC

Other Special Pre-Tax Charges:

                                                                    Fiscal 1999
                                                                      expense
                                                                    -----------
                                                                       $000
Special charges to cost of retail equipment (2):
  Kodak equipment valuations.......................................    39,559
  Adjustment to the accrued shortfall in Kodak equipment
   purchases.......................................................   (10,000)
  Write-off of other assets........................................     1,150
                                                                      -------
    Total..........................................................    30,709
Special charges to cost of retail service, supplies and rentals
 (3):
  Write-off of terminated Kodak agreements.........................    23,991
  Write-off of other assets........................................     3,153
                                                                      -------
    Total..........................................................    27,144
Special charges to wholesale costs of revenue (4):
  Inventory write-off related to closure of U.S. wholesale
   operations......................................................       514
                                                                      -------
Special charges to selling, general and administrative expenses
 (5):
  Write-off of terminated Kodak agreements.........................    13,750
  Write-off of other assets........................................     3,055
                                                                      -------
    Total..........................................................    16,805
                                                                      -------
FAS 121 impairment of long-lived assets (6)........................   109,474
                                                                      -------
    Total other special charges....................................   184,646
                                                                      =======

--------
(1) We initiated a worldwide cost reduction program during the third quarter of fiscal year 1999 with the goal of reducing SG&A and improving profitability. In connection with this program, we recorded pre-tax restructuring charges of $40.1 million and $2.6 million during the third and fourth quarters of fiscal year 1999, respectively. The restructuring charges included $19.8 million in costs related to severance, representing the reduction of approximately 1,400 positions worldwide during fiscal year 2000. Cash outlays related to the workforce reductions during fiscal years 1999 and 2000 totaled $5.7 million and $11.5 million, respectively. In fiscal year 2000, we reversed $1.0 million in accrued liabilities for unutilized severance originally estimated under the 1999 restructuring plan. This amount is included as a credit to restructuring charges in the accompanying statement of operations for the twelve months ended March 31, 2000. The restructuring charges were also comprised of $19.8 million for future lease obligations on 60 facility closures. Cash outlays related to the lease obligations on these closed facilities during fiscal years 1999 and 2000 totaled $2.1 million and $5.9 million, respectively. The remaining lease obligations are expected to continue beyond the year 2001. In addition, the restructuring charges included $3.1 million for the write-off of leasehold improvements on the aforementioned facility closures.

(2) Special charges to cost of retail equipment sales primarily consisted of $39.6 million to reflect the decline in the estimated market value of our Kodak branded inventory as well as additional amounts related to the termination of certain agreements between us and Kodak. See (3) below for the note on termination of agreements. This charge was reduced by an adjustment of the $10.0 million provision recorded in December 1997 for the anticipated shortfall in Kodak equipment purchases.

(3) Special charges to cost of retail service, supplies and rentals primarily consisted of $24.0 million for the write-off of terminated supply agreements between us and Kodak. On December 17, 1998, we announced the termination of our research and development agreement with Kodak, as well as the termination of certain supply and other agreements that required us to make minimum purchases of equipment from Kodak.

                           DANKA BUSINESS SYSTEMS PLC

(4) Special charges to wholesale costs of revenue consisted of $0.5 million for the write-off of inventory related to the closure of our U.S. wholesale operations effective March 31, 1999.

(5) Special charges to general and administrative expenses primarily consisted of $13.7 million related to the write-off of certain terminated agreements between us and Kodak.

(6) In connection with our analysis of operations and restructuring plan, we evaluated our goodwill and other long-lived assets for recoverability. We determined that based on changes in the business environment and an analysis of projected cash flows, the carrying amount of certain goodwill and other long-lived assets in the U.S. and Canada, would not be recoverable. Accordingly, the resulting analysis necessitated a write-down of $107.9 million during the third quarter of fiscal year 1999, which was comprised of $89.5 million in the U.S. and $18.4 million in Canada. We also wrote-off an additional $1.6 million of goodwill during the fourth quarter of fiscal year 1999 related to the closure of our U.S. wholesale division.

(7) The remaining reserves at March 31, 2001 are included in accrued expenses and other liabilities on the accompanying consolidated balance sheet.

5. Other Income and Expense

   Other income and other expense include the following for the years ended March 31, 2001, 2000, and 1999:

                                                               2001  2000  1999
                                                               ----- ----- -----
                                                               $000  $000  $000
Other income:
  Foreign exchange gains......................................    --    -- 2,668
                                                               ----- ----- -----
    Total other income........................................    --    -- 2,668
Other expense:
  Settlement of litigation....................................    -- 4,300    --
  Foreign exchange losses..................................... 9,622   579    --
                                                               ----- ----- -----
    Total other expense....................................... 9,622 4,879    --
                                                               ===== ===== =====

6. Equipment on Operating Leases, net

   Included in equipment on operating leases is equipment used to generate rental revenue in our core office imaging business and service revenue in our outsourcing business. Substantially all of our operating leases are cancelable. Equipment on operating leases is depreciated over three to five years assuming a salvage value ranging from zero to ten percent and consists of the following at March 31, 2001 and 2000:

                                                               2001      2000
                                                             --------  --------
                                                               $000      $000
Equipment on operating leases...............................  286,591   338,405
Equipment used in outsourcing business......................  114,088   118,474
Less accumulated depreciation............................... (266,245) (257,328)
                                                             --------  --------
Equipment on operating leases, net..........................  134,434   199,551
                                                             ========  ========

   Depreciation expense for the years ended March 31, 2001, 2000 and 1999 approximated $93,314,000, $112,879,000 and $112,426,000, respectively.

                           DANKA BUSINESS SYSTEMS PLC

7. Property and Equipment, net

   Property and equipment, along with their useful lives, consists of the following at March 31, 2001 and 2000:

                                                                     Average
                                                                   useful life
                                                 2001      2000     in years
                                                 ----      ----    -----------
                                                 $000      $000
Buildings.....................................    1,374     2,872       31
Office furniture, equipment and leasehold
 improvements.................................  174,424   177,812     3-10
Software......................................   45,172    26,859      3-5
Transportation equipment......................    3,327     5,685     5-15
Land..........................................      418       820       --
                                               --------  --------     ----
  Total cost..................................  224,715   214,048
Less accumulated depreciation and
 amortization................................. (146,999) (121,434)
                                               --------  --------
Property and equipment, net...................   77,716    92,614
                                               ========  ========

   Depreciation expense for the years ended March 31, 2001, 2000 and 1999 approximated $37,133,000, $33,155,000 and $31,181,000, respectively.

8. Debt

   We have developed a plan to pay down and restructure our debt (See Note 2).

   Debt consists of the following at March 31, 2001 and 2000:

                                                                 2001    2000
                                                                ------- -------
                                                                 $000    $000
Revolving line of credit (limited to $560.0 million) interest at IBOR plus an applicable margin or the agent bank's
 reference rate (8.9% average interest rate for 2001 and 9.2%
 for 2000, including additional leverage fees), due March
 2002.......................................................... 514,967 481,986
Term loan (limited to $130.0 million) interest at IBOR plus an applicable margin or the agent bank's reference rate (7.1%
 average interest rate, including additional leverage fees)
 paid in March 2001............................................      -- 115,027
6.75% Convertible Subordinated Notes due April 2002............ 200,000 200,000
Various notes payable bearing interest from prime to 12.0%,
 maturing principally over the next 6 years....................   4,211   5,169
                                                                ------- -------
Total long-term debt and notes payable......................... 719,178 802,182
Less current maturities of long-term debt and notes payable.... 517,447  86,776
                                                                ------- -------
Long-term debt and notes payable, less current maturities...... 201,731 715,406
                                                                ======= =======

   We have a credit agreement with a consortium of international bank lenders, which matures in March 2002 and requires scheduled payments of interest throughout the term of the loan. The term loan component of the credit agreement was repaid in full on March 31, 2001. Our indebtedness under the credit agreement is secured by substantially all of our assets in the United States. The credit agreement contains negative and affirmative covenants which place restrictions on us regarding the disposition of assets, capital expenditures, additional indebtedness and permitted liens, prohibit the payment of dividends (other than dividends on our participating shares) and requires us to maintain certain financial ratios. The credit agreement requires minimum levels of

                           DANKA BUSINESS SYSTEMS PLC
adjusted consolidated net worth, cumulative consolidated EBITDA, a ratio of consolidated EBITDA to interest expense, compliance with a consolidated fixed charge coverage ratio and a consolidated total leverage ratio. Interest expense includes waiver fees of $13.9 million, $16.9 million and $0.2 million for the fiscal years ended March 31, 2001, 2000 and 1999, respectively, related to amounts committed under the credit agreement.

   During the period April 1, 2001 through March 31, 2002 we were required to pay fees under the credit agreement equal to 1.50% annual interest if the average outstanding loans exceed $650.0 million and 0.75% if they are below $650.0 million. We are also required to apply 90% of any net proceeds received for any asset dispositions outside the ordinary course of business to repay outstanding indebtedness. Our lenders' commitment under the credit agreement will be reduced by the amount of such repayments.

   On March 28, 2001 and June 7, 2001 we obtained amendments to the covenants contained in the credit agreement for the period March 29, 2001 to July 16, 2001. We plan to refinance our indebtedness under the credit agreement as part of a plan to restructure our debt. Although we believe our plan to restructure our debt will be successful, we can give no assurance that we will be able to do so. (See Note 2.)

   While we are generally prohibited from incurring new indebtedness other than under the credit agreement, we are permitted to borrow up to $40.0 million at any one time outside of the credit agreement to finance the purchase of high-volume digital copiers and to secure such loans with liens upon the financed equipment.

   In March 1995, we issued $200.0 million of 6.75% convertible subordinated notes due April 2002 at par in a private placement offering. The notes are currently convertible into our ADSs at a conversion rate of $29.125 per ADS, or into our ordinary shares at a conversion rate of $7.281 per ordinary share (equivalent to approximately 34.335 ADSs or 137.339 ordinary shares for each $1,000 principal amount of notes). Interest is payable semi-annually on April 1 and October 1. The notes are not subject to sinking fund provisions. At March 31, 2001 we had a pending exchange offer for all $200 million of the notes (See
Note 2).

   Aggregate annual maturities of debt at March 31, 2001, are as follows:

                                                                          $000
                                                                         -------
   Year ending March 31
     2002............................................................... 517,447
     2003............................................................... 200,711
     2004...............................................................     426
     2005...............................................................     252
     2006...............................................................     241
     Thereafter.........................................................     101
                                                                         -------
                                                                         719,178
                                                                         =======

                          DANKA BUSINESS SYSTEMS PLC

9. Income Taxes

   The provision (benefit) for income taxes for the three years ended March 31, 2001 was as follows:

                                                       2001     2000     1999
                                                      -------  -------  -------
                                                       $000     $000     $000
U.S. income tax
  Current............................................     760    5,150     (923)
  Deferred........................................... (26,446) (11,328) (62,433)
                                                      -------  -------  -------
    Total U.S. tax provision (benefit)............... (25,686)  (6,178) (63,356)
                                                      -------  -------  -------
Europe income tax
  Current............................................   3,520    8,218    7,874
  Deferred...........................................  (6,291)   1,808   (8,120)
                                                      -------  -------  -------
    Total Europe tax provision (benefit).............  (2,771)  10,026     (246)
                                                      -------  -------  -------
Other international income tax
  Current............................................     452    1,555    3,380
  Deferred...........................................     (94)  (1,384)  (2,551)
                                                      -------  -------  -------
    Total other international tax provision..........     358      171      829
                                                      -------  -------  -------
    Total provision (benefit) for income taxes....... (28,099)   4,019  (62,773)
                                                      =======  =======  =======

   A reconciliation of the United Kingdom statutory corporation tax rate to the effective rate is as follows:

                                                    2001     2000      1999
                                                   -------  -------  --------
                                                    $000     $000      $000
Tax (benefit) charge at standard United Kingdom
 rate............................................. (74,598)   4,306  (110,841)
(Losses) profits taxed at other than standard
 United Kingdom rate..............................  17,286  (29,451)  (16,814)
Changes in valuation allowances...................  (1,273)  27,289    70,522
State tax provision, net of federal income tax
 provision........................................  (5,345)   1,600    (4,149)
United Kingdom tax on intra-group profits.........  29,241        0         0
Permanent differences.............................   6,590      275    (1,491)
                                                   -------  -------  --------
Provision (benefit) for income taxes.............. (28,099)   4,019   (62,773)
                                                   =======  =======  ========

   The United Kingdom statutory corporation tax rate was 30% in fiscal year 2001, 30% in fiscal year 2000 and 31% in fiscal year 1999.

                           DANKA BUSINESS SYSTEMS PLC

   The tax effects of temporary differences that comprise the elements of deferred tax at March 31, 2001 and 2000 are as follows:

                                                              2001      2000
                                                            --------  --------
                                                              $000      $000
Deferred tax assets:
  Accrued expenses not deducted for tax purposes...........   17,829     9,476
  Reserves for inventory and accounts receivable not
   deducted for tax purposes...............................   22,711    23,511
  Restructuring charges not deducted for tax purposes......        0     1,221
  Tax loss carryforwards...................................  177,174   185,956
  Tax credit carryforwards.................................    4,510     7,547
  Depreciation and other...................................   14,256    21,549
                                                            --------  --------
  Total gross deferred tax assets..........................  236,480   249,260
  Valuation allowance...................................... (111,121) (112,555)
                                                            --------  --------
  Net deferred tax assets..................................  125,359   136,706
                                                            --------  --------
Deferred tax liabilities:
  Leases...................................................  (34,468)  (78,645)
                                                            --------  --------
  Total gross deferred tax liabilities.....................  (34,468)  (78,645)
                                                            --------  --------
  Net deferred tax asset (liability).......................   90,891    58,060
                                                            ========  ========

   At March 31, 2001, we had net operating loss carryforwards relating to U.S. operations of approximately $254.4 million of which $101.7 million will expire if not used by March 31, 2013, $143.9 million if not used by March 31, 2019 and $8.8 million if not used by March 31, 2021. We also have a research and development credit of $3.4 million relating to U.S. operations, which will expire if not used by March 31, 2013. We have an alternative minimum tax credit carryforward of $1.1 million, also relating to U.S. operations, which is available indefinitely. We have foreign net operating loss carryforwards of approximately $371.4 million with varying expiration dates. Significant amounts of these losses are offset by valuation allowances reflecting the lack of certainty as to realization.

   The valuation allowance for deferred tax assets as of March 31, 2001 and 2000 was $111.1 and $112.6 million, respectively. The net change in the total valuation allowance for the years ended March 31, 2001 and 2000 was a decrease of $1.4 million and an increase of $27.3 million, respectively. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income, including the proposed sale of DSI discussed in Note 17, over the periods which the deferred tax assets are deductible, management believes it is more likely than not that we will realize the benefits of these deductible differences, net of the existing valuation allowances at March 31, 2001. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry-forward period are reduced.

   Undistributed earnings of our foreign subsidiaries that are considered to be reinvested indefinitely were approximately $309.3 million at March 31, 2001.

                           DANKA BUSINESS SYSTEMS PLC

10. 6.50% Senior Convertible Participating Shares

   On December 17, 1999, we issued an aggregate of 218,000 new 6.50% senior convertible participating shares of Danka Business Systems PLC for $218.0 million. The net proceeds to us for the share subscription totaled approximately $204.6 million, after deducting transaction expenses. Eighty-five percent (85%) of the net proceeds, or approximately $174.0 million of the share subscription was used to make a required repayment of our existing bank indebtedness and the remainder was used for general corporate purposes.

   The new participating shares are entitled to dividends equal to the greater of 6.50% per annum or ordinary share dividends on an as converted basis. Dividends are cumulative and will be paid in the form of additional participating shares for the first five years. The participating shares are currently convertible into ordinary shares at a conversion price of $3.11 per ordinary share (equal to $12.44 per ADS), subject to adjustment in certain circumstances to avoid dilution of the interests of participating shareholders. The participating shares have voting rights on an as converted basis, currently corresponding to approximately 23.7% of the total voting power of our capital stock. In addition, as of March 31, 2001 we had issued an aggregate of 16,993 additional participating shares in satisfaction of the payment-in-kind dividend.

   On or after December 17, 2003, and prior to December 17, 2010, we have the option to redeem the participating shares, in whole but not in part and subject to compliance with applicable laws, for cash at the greater of (a) the redemption price per share as set out in the table below (based on the liquidation return per participating share described below) and (b) the then market value of the ordinary shares into which the participating shares are convertible, in each case plus accumulated and unpaid dividends from the most recent dividend payment date. Instead of redemption in cash at the price set out in (b) above, we may decide to convert the participating shares into the number of ordinary shares into which they are convertible.

                                                                Percentage of
     Year                                                     liquidation return
     ----                                                     ------------------
     2003-2004...............................................      103.250%
     2004-2005...............................................      102.167%
     2005-2006...............................................      101.083%
     2006 and thereafter.....................................      100.000%

   In the event of liquidation of Danka, participating shareholders shall be entitled to receive a distribution equal to the greater of (a) the liquidation return per share (initially $1,000 and subject to upward adjustment on certain default events by us) plus any accumulated and unpaid dividends accumulating from the most recent dividend date, and (b) the amount that would have been payable on each participating share if it had been converted into ordinary shares.

   If by December 17, 2010, we have not converted or otherwise redeemed the participating shares, we are required, subject to compliance with applicable laws, to redeem the participating shares for cash at the greater of (a) the then liquidation value and (b) the then market value of the ordinary shares into which the participating shares are convertible, in each case plus accumulated and unpaid dividends from the most recent dividend payment date. Instead of redemption in cash at the price set out in (b) above, we may decide to convert the participating shares into the number of ordinary shares into which they are convertible.

                           DANKA BUSINESS SYSTEMS PLC

11. Earnings per Share

   A reconciliation of the numerators and denominators of the basic and diluted earnings (loss) per ADS computations follows:

                                               Per-                              Per-                             Per-
                      Income     2001 Shares  Share     Income     2000 Shares  Share    Income     1999 Shares  Share
                    (numerator) (denominator) Amount  (numerator) (denominator) amount (numerator) (denominator) amount
                    ----------- ------------- ------  ----------- ------------- ------ ----------- ------------- ------
                                                 (In thousands except per share amounts)
Net earnings
 (loss)...........   $(220,560)                         $10,334                         $(294,780)
Basic earnings
 (loss) per ADS:
 Dividends and
  accretion on
  participating
  shares..........     (15,953)                          (4,482)                               --
                     ---------                          -------                         ---------
 Income available
  to common
  shareholders....   $(236,513)    60,438     $(3.91)     5,852      57,624     $0.10    (294,780)    56,915     $(5.18)
                                              ======                            =====                            ======
Effect of Dilutive
 Securities:
 Stock options....                     --                               901                               --
                                   ------                            ------                           ------
 Dilutive shares..                                                   58,525                               --
Diluted earnings
 (loss) per ADS:
 Income available
  to common
  shareholders
  plus assumed
  conversion......   $(236,513)    60,438     $(3.91)   $ 5,852      58,525     $0.10   $(294,780)    56,915     $(5.18)
                     =========     ======     ======    =======      ======     =====   =========     ======     ======

   The effect of our $200.0 million of convertible subordinated notes is not included in the computation of diluted earnings per ADS for the three years ended March 31, 2001 because they are anti-dilutive. In addition, 1,531 and 336,293 of stock options for the year ended March 31, 2001 and 1999 and the effect of the convertible participating shares on the computation of diluted earnings per ADS for the two years ended March 31, 2001 are not included because they are anti-dilutive. For the years ended March 31, 2001 and March 31, 1999, basic and diluted per share amounts were equal because of the net losses we incurred in those years.

12. Share Option Plans

   Our 1996 share option plan authorizes the granting of both incentive and non-incentive share options for an aggregate of 22,000,000 ordinary shares (5,500,000 ADS equivalents). The option balance outstanding at March 31, 2001 also includes options issued pursuant to a plan that preceded the 1996 share option plan. There are no shares available for issue under the earlier plan. Under both plans, options are and were granted at prices not less than market value on the date of grant and the maximum term of an option may not exceed ten years. Share options granted under the 1996 share option plan generally vest ratably in equal tranches over three years beginning on the first anniversary of the date of grant.

   In October 1999, shareholders approved a new share option plan authorizing the granting of both incentive and non-incentive share options for an aggregate of 12,000,000 ordinary shares (3,000,000 ADS equivalents). Share options granted under the 1999 share option plan have the same terms as those granted under the 1996 share option plan.

   As of March 31, 2001, 12,645,281 ordinary shares (3,161,320 ADS equivalents) were available to grant under our existing option plans.

   We established The Danka Employees' Trust Fund for use in conjunction with our 1996 share option plan. The employees' trust may subscribe for new ordinary shares which we have granted in the form of share options, or it may purchase our ordinary shares on the open market. The employees' trust will transfer shares to employees upon exercise of their options. No shares were acquired by the employees' trust for the years ended March 31, 2001, 2000 and 1999.

                           DANKA BUSINESS SYSTEMS PLC

   Transactions during the three years ended March 31, 2001 were as follows:

                                        2001          2000          1999
                                        ----          ----          ----
Options outstanding at April 1.....   20,145,123    24,614,289     16,669,085
  Granted..........................    4,453,000     3,554,320     14,014,417
  Exercised........................           --       (40,000)      (572,000)
  Canceled.........................   (2,767,218)   (7,983,486)    (5,497,213)
                                    ------------  ------------  -------------
Options outstanding at March 31....   21,830,905    20,145,123     24,614,289
                                    ============  ============  =============
Options exercisable at March 31....   11,876,914     6,402,791      3,920,602
                                    ============  ============  =============
Option price ranges per share in
 pence:
  Granted..........................  11.75-83.34  72.00-246.00   80.75-301.00
  Exercised........................           --        136.00          26.13
  Canceled......................... 65.15-730.00  72.00-762.50  101.50-780.00
  Outstanding at March 31.......... 11.75-730.00  43.17-730.00   43.17-762.50
Weighted average option price per
 share in pence:
  Granted..........................        17.87        133.26          99.92
  Exercised........................           --        136.00          26.13
  Canceled.........................       176.59        219.49         471.28
  Outstanding at March 31..........       126.47        162.64         185.13
  Exercisable at March 31..........       176.71        179.98         145.95

   Information with respect to share options outstanding at March 31, 2001 is as follows:

                                   Weighted average  Number of  Weighted average
                                    exercise price  outstanding    remaining
   Price range in pence                in pence       shares    contractual life
   --------------------            ---------------- ----------- ----------------
   11.75-13.00....................       11.75       4,010,000     10.0 years
   43.17-113.85...................       83.21      11,821,720      7.8 years
   127.00-215.66..................      142.85       2,654,000      8.0 years
   246.00-378.67..................      266.60       1,801,043      5.6 years
   445.00-730.00..................      563.93       1,544,142      5.4 years
                                                    ----------
                                                    21,830,905
                                                    ==========

   Information with respect to share options exercisable at March 31, 2001 is as follows:

                                   Weighted average  Number of  Weighted average
                                    exercise price  exercisable    remaining
   Price range in pence                in pence       shares    contractual life
   --------------------            ---------------- ----------- ----------------
   11.75-13.00....................           0               0            --
   43.17-113.85...................       83.37       7,715,953     7.7 years
   127.00-215.66..................      143.81         911,333     7.9 years
   246.00-378.67..................      265.98       1,705,486     5.5 years
   445.00-730.00..................      563.93       1,544,142     5.4 years
                                                    ----------
                                                    11,876,914
                                                    ==========

                           DANKA BUSINESS SYSTEMS PLC

   We account for our share option plans under APB Opinion No. 25, under which no compensation cost has been recognized. We have adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation." Had compensation cost for the plans been determined consistent with Statement No. 123, our net earnings and net earnings per ADS would have been reduced to the following unaudited pro forma amounts:

                                                      2001     2000    1999
                                                    --------  ------ --------
                                                      $000     $000    $000
                                                     (Except per ADS data)
   Net (loss) earnings
     As reported................................... (220,560) 10,334 (294,780)
     Pro forma..................................... (226,099) 11,132 (299,105)
   Basic (loss) income available to common
    shareholders per ADS
     As reported...................................    (3.91) $ 0.10 $  (5.18)
     Pro forma.....................................    (4.00) $ 0.12 $  (5.26)
   Diluted (loss) income available to common
    shareholders per ADS
     As reported...................................    (3.91) $ 0.10 $  (5.18)
     Pro forma.....................................    (4.00) $ 0.11 $  (5.26)

   The weighted average fair value of ordinary shares at grant date, in pence, as of March 31, 2001, 2000 and 1999 was 17.48, 126.88 and 91.27, respectively.
The fair value of each option grant is estimated using the Black-Scholes option-pricing model. The following assumptions were used in determining the fair value of each option grant for each of the fiscal years ended March 31:

                                                       2001     2000     1999
                                                      -------  -------  -------
   Dividend yield....................................    0.00%    0.00%    0.00%
   Expected volatility...............................   234.0%   172.0%   164.0%
   Risk-free interest rate...........................    4.82%    5.75%    5.00%
   Expected life..................................... 5 years  5 years  5 years

   The effects of applying Statement No. 123 in this pro forma disclosure are not indicative of future amounts.

13. Segment Reporting

   Operating segments are defined as components of an enterprise in which separate financial information is available and evaluated regularly by the chief operating decision-maker in deciding how to allocate resources and in assessing performance. We identify such segments based on both management responsibility and geographical location.

   Our reportable operating segments include Danka Americas, Danka International and DSI. Danka Americas distributes photocopiers and other related office imaging equipment together with the related parts, supplies and services on a direct basis to retail customers. The geographical areas covered by Danka Americas include the United States, Canada and Latin America. Danka International distributes photocopiers, facsimiles and other related office imaging equipment. These products, together with the related services, parts and supplies, are marketed primarily on a direct basis to retail customers. Danka International also provides photocopiers, facsimiles and related office imaging equipment on a wholesale basis to independent dealers. Danka International has an extensive sales and service network throughout Europe and additional operations in Australia. DSI is our worldwide document outsourcing business, which provides a wide range of document management solutions, including the management of central reprographics departments, the placement and

                           DANKA BUSINESS SYSTEMS PLC
maintenance of convenience copiers, print-on-demand operations and document archiving and retrieval services and document management consulting. On April 9, 2001 we entered into an agreement to sell DSI to Pitney Bowes Inc. for $290 million in cash. The sale is subject to shareholders approval and the price is subject to adjustment depending on the value of DSI's net assets at the closing of the sale.

   We measure segment performance as earnings from operations, which is defined as earnings before interest expense and income taxes as shown on our consolidated statements of operations. Other items are shown for purposes of reconciling to our total consolidated amounts as shown in the following table for the three years ended March 31, 2001:

                                                      Danka
                           Danka        Danka       Services              Consolidated
                         Americas   International International Other(1)     Total
Year ended March 31      ---------  ------------- ------------- --------  ------------
-------------------        $000         $000          $000        $000        $000
2001
Total revenue........... 1,141,460     650,270       290,018     (18,488)  2,063,260
Depreciation and
 amortization...........    88,052      51,323        28,210       1,684     169,270
Earnings (loss) from
 operations.............   (59,762)    (37,662)       22,186     (93,945)   (169,183)
Interest expense........                                          82,639      82,639
Provision (benefit) for
 income taxes...........                                         (28,099)    (28,099)
Net loss................                                                    (220,560)
Total assets............   541,826     456,297       122,052     162,768   1,282,943
Capital expenditures....    48,478      20,389        19,537          15      88,419
                         ---------     -------       -------    --------   ---------
2000
Total revenue........... 1,378,743     835,284       281,595          --   2,495,622
Depreciation and
 amortization...........    84,931      41,774        31,405       2,182     160,292
Earnings (loss) from
 operations.............    81,984      30,338        24,964     (20,181)    117,105
Interest expense........                                         105,060     105,060
Provision for income
 taxes..................                                           4,019       4,019
Net earnings............                                                      10,334
Total assets............   781,900     600,540       132,983     152,274   1,667,697
Capital expenditures....    72,904      28,847        25,097          31     126,879
                         ---------     -------       -------    --------   ---------
1999
Total revenue........... 1,680,925     938,233       278,062          --   2,897,220
Depreciation and
 amortization...........    81,001      47,403        31,432       3,485     163,321
Earnings (loss) from
 operations.............   (37,129)     21,093        24,805    (289,457)   (280,688)
Interest expense........                                          79,540      79,540
Provision (benefit) for
 income taxes...........                                         (62,773)    (62,773)
Net loss................                                                    (294,780)
Total assets............   933,883     696,654       134,013     140,592   1,905,142
Capital expenditures....   102,189      49,312        38,643         910     191,054
                         ---------     -------       -------    --------   ---------

--------
(1) Other includes the elimination of intersegment revenues, corporate expenses, restructuring, other special charges and foreign exchange gains/losses.

                           DANKA BUSINESS SYSTEMS PLC

   The following table indicates the relative amounts of our revenue for the three years ended March 31, 2001 and our long-lived assets at the respective year ends by geographic area:

                                 2001                 2000                  1999
                         -------------------- -------------------- -----------------------
                                   Long-lived           Long-lived            Long-lived
                          Revenue  assets (1)  Revenue  assets (1)  Revenue  Assets (1)(2)
                         --------- ---------- --------- ---------- --------- -------------
                           $000       $000      $000       $000      $000        $000
United States........... 1,183,315  238,830   1,420,364  298,167   1,719,066    380,956
Europe
  Germany...............   109,836   31,920     152,833   43,089     159,231     53,860
  Netherlands...........   137,740   53,699     161,620   60,570     166,332     45,004
  United Kingdom........   190,970   56,244     227,921   68,836     256,934     98,725
  Other.................   273,265   55,445     332,077   68,490     363,291     82,344
                         ---------  -------   ---------  -------   ---------    -------
Total Europe............   711,811  197,308     874,451  240,985     945,788    279,932
Other foreign
 countries..............   168,134   28,711     200,807   59,919     232,366     69,080
                         ---------  -------   ---------  -------   ---------    -------
Total................... 2,063,260  464,849   2,495,622  599,071   2,897,220    729,969
                         =========  =======   =========  =======   =========    =======

--------
(1) Long-lived assets are defined as equipment on operating leases, property and equipment, goodwill and noncompete agreements, all of which are net of their related depreciation and amortization.
(2) Includes long-lived assets of business held for sale which totaled $30.2 million.

14. Employee Benefits

   Substantially all of our U.S. employees are entitled to participate in our profit sharing plan established under Section 401(k) of the U.S. Internal Revenue Code. Employees are eligible to contribute voluntarily to the plan after 90 days of employment. At our discretion, we may also contribute to the plan. Employees are always vested in their contributed balance and become fully vested in our contributions after four years of service. Effective February 1, 1999, we began matching employee contributions our ADSs in an action to conserve cash. In November 2000, we discontinued the match of employee contributions with shares of our ADSs because we had issued substantially all of the ADSs that we were authorized to issue for the matching contributions. For the period April 1, 2000 through October 31, 2000, we issued approximately
2.7 million ADSs to match employee contributions made to the plan. For the period February 1, 1999 through March 31, 2000, we issued approximately 1.6 million ADSs to match employee contributions made to the plan. The expenses related to contributions to the plan for the years ended March 31, 2001, 2000 and 1999 were approximately $5,336,000, $11,579,000 and $12,650,000, respectively.

   Most non-U.S. employees participate in defined benefit and contribution plans with varying vesting and contribution provisions. The expenses related to these contributions for the years ended March 31, 2001, 2000 and 1999 were approximately $5,474,000, $7,289,000 and $6,553,000, respectively.

   In connection with our acquisition of Kodak's office imaging and outsourcing businesses, we acquired certain pension obligations of non-U.S. employees from Kodak. At March 31, 2001 and 2000 the recorded liability for these pension obligations was $11.1 million and $10.3 million, respectively.

   We have a supplemental executive retirement plan which provides additional income for certain of our U.S. executives upon retirement. Contributions to this plan are at our discretion, and were $333,700 for the year ended March 31, 1999. There were no contributions to the plan for the years ended March 31, 2001 and 2000.

                           DANKA BUSINESS SYSTEMS PLC

15. Commitments, Contingencies and Related Party Transactions

   Leases: We are obligated under various noncancelable operating leases for our office facilities, office equipment and vehicles. Future noncancelable lease commitments as of March 31, 2001, are as follows:

   Year ending March 31
   --------------------                                                    $000
   2002.................................................................. 79,348
   2003.................................................................. 51,812
   2004.................................................................. 30,877
   2005.................................................................. 21,050
   2006.................................................................. 13,012
   Thereafter............................................................ 20,513

   Rental expense for fiscal years ended March 31, 2001, 2000 and 1999 was approximately $95,758,000, $96,139,000 and $109,582,000, respectively.

   Equipment Leasing Commitment: In April 2000, we entered into an agreement with General Electric Capital Corporation ("GE Capital") to provide a framework for ongoing customer lease financing through March 2003. In connection with this agreement, we are obligated to provide a minimum level of customer leases to GE Capital. If we are unable to meet the targeted volume commitments, we are obligated to make penalty payments up to a maximum of $13.1 million in fiscal year 2002 and $13.7 million in fiscal year 2003. For the year ended March 31, 2001, we were obligated for a penalty payment of approximately $1.9 million to GE Capital because we did not satisfy minimum level requirements.

   Facility Lease Commitments: Danka Holding Company ("DHC"), one of our subsidiaries, is party to a number of tax retention operating leases which expire on March 31, 2002. The leases provide for DHC to lease certain real property in the United States. The leases generally require DHC to pay property taxes, maintenance, insurance, and certain other operating costs of the leased properties. DHC has given a residual guarantee in respect of the properties, whereby it is obligated to pay the difference between the maximum amount of the residual guarantee which is equal to 87% of the total cost of the properties, and the fair market value of the properties at the termination of the leases. The residual guarantee has not been included in the table of future noncancelable lease commitments. Maximum contingent liability under the operating lease agreement was approximately $42.5 million as of March 31, 2001. DHC has purchase and renewal options over the leased properties at fair market value and has the right to exercise purchase options for the property at the end of the lease term. Alternatively, the properties can be sold to third parties, and at March 31, 2001, all properties were being offered for sale. We recognized a $11.4 million charge in fiscal year 2001 relating to DHC's expected liability under the residual guarantee.

   Related Party Transactions: We remain contingently liable for the repayment of $318,000 of Industrial Revenue Bonds used to finance the construction of our corporate office in St. Petersburg, Florida. The obligation was assumed by a company controlled by Daniel M. Doyle, one of our former chief executive officers when it acquired the corporate office building. We lease our corporate office and three other offices owned by companies in which our former chief executive officer has a significant interest. For the year ended March 31, 1999, we were charged $721,000 for rent due under these leases. The leases expire at various dates, with the last lease expiring in December 2003. In addition, for the year ended March 31, 1999, we paid approximately $2.1 million to a real estate services company whose former president is related to the former chief executive officer.

                           DANKA BUSINESS SYSTEMS PLC

   Litigation: On March 22, 2000, the United States District Court for the Middle District of Florida, Tampa Division entered an order dismissing the consolidated class action complaint brought against us and certain former directors and executives on June 18, 1998. The complaint alleged, principally, that we and the other defendants had issued materially false and misleading statements regarding our progress integrating Kodak's office imaging and outsourcing businesses, had engaged in improper accounting practices and that certain former officers had utilized insider information, in violation of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, and Rule 10b-
5. We have reached a tentative settlement agreement with the plaintiff class in which we have agreed to pay $2.7 million to the plaintiffs. The full payment will be covered by insurance. A fairness hearing, at which the parties will seek the court's approval of the settlement agreement is being rescheduled for July 2001. Management believes that approval will be granted by the court.

   On or about December 11, 2000, Larry K. Switzer, our former chief executive officer, filed a demand for arbitration with the American Arbitration Association to be heard in St. Petersburg, Florida. The demand alleges that Mr. Switzer is entitled to damages for an alleged breach of his employment contract with us, an alleged breach of the amendments to his employment agreement, an alleged breach of an agreement to provide split-dollar insurance, and other and further relief. Mr. Switzer is seeking four annual payments of approximately $900,000 each for split-dollar life insurance premiums and a $1.6 million bonus payment. Management believes that the potential outcome of these proceedings will not have a material effect on our financial position, results of operations or liquidity.

   We are also subject to other legal proceedings and claims which arise in the ordinary course of our business. We do not expect these legal proceedings to have a material effect on our financial position, results of operations or liquidity.

   Internal Revenue Service: The Internal Revenue Service has completed an examination of the Company's federal income tax returns for the fiscal years ended March 31, 1996 and 1995. The Company received a notice of proposed deficiency in November 1999. The principal adjustments relate to the timing of certain deductions associated with leased equipment financing. We have filed a protest and are meeting with the Appellate Division of the Internal Revenue Service. If the Internal Revenue Service were to prevail, net operating losses available for carryback to these years would increase by corresponding amounts. Discussions are ongoing and we expect that the issue will be resolved favorably for Danka and its resolution will not have a material effect on our financial position, results of operations or liquidity.

   The Internal Revenue Service is in the process of completing an audit of our federal income tax returns for the fiscal years 1998 and 1997. The proposed adjustments relate to the timing of certain deductions associated with our acquisition of Kodak's office imaging division, research and development costs and deductions associated with leased equipment financing. It is not anticipated that the resolution of this audit will have a material impact on our financial position, results of operations or liquidity.

16. Financial Instruments

   Fair Value of Financial Instruments: At March 31, 2000, the carrying values of cash and cash equivalents, accounts receivable, accounts payable, accrued expenses, and other notes payable approximated fair value due to the short-term maturities of these assets and liabilities. The estimated fair market value of our $200.0 million 6.75% convertible subordinated notes due 2002 at March 31, 2001 was approximately $35.0 million, based on our estimate of the trading price of the notes. There are no quoted market prices for our 6.50% senior convertible participating shares. The participating shares are convertible into ordinary shares at a current conversion price of $12.44 per ADS. Assuming all participating shares were converted to ADSs at March 31, 2001, the resulting shares would have a market value of $12.1 million at that date. The estimated

                           DANKA BUSINESS SYSTEMS PLC
fair market value at March 31, 2001 of our credit agreement of our senior bank debt approximated the carrying amount of the debt, due to the short-term maturities of the individual components of debt.

   From time to time, we enter into forward and option contracts to manage our exposure to fluctuations in foreign currency exchange rates on specific transactions. Foreign exchange forward contracts are legal agreements between two parties to purchase and sell a foreign currency, for a price specified at the contract date. The fair value of foreign exchange forward contracts is estimated by obtaining quotes for futures contracts with similar terms, adjusted where necessary for maturity differences. To hedge our foreign currency exposure, we also purchase foreign exchange options which permit, but do not require, us to exchange foreign currencies at a future date with another party at a contracted exchange rate. The fair value of foreign exchange options is estimated using active exchange quotations. At March 31, 2001, there were no outstanding forward contracts or option contracts to buy or sell foreign currency. For the year ended March 31, 2001, gains and losses realized on forward contracts and option contracts were not material.

   Under our credit agreement for our senior bank debt, we are required to enter into arrangements that provide protection from the volatility of variable interest rates for a portion of the outstanding principal balance on the credit agreement. To fulfill this obligation, we have utilized interest rate swap agreements to eliminate the impact of interest rate changes on certain variable rate principal balances outstanding under the credit agreement. At March 31, 2001, we had interest rate swap agreements with three financial institutions, effectively converting variable rate principal balances to fixed rates for the next three months. At March 31, 2001, we maintained interest rate swaps on principal/notional amounts of DEM65.1 million ($29.4 million), NLG93.6 million ($37.5 million), and FRF166.9 million ($22.4 million), with weighted average fixed rates of approximately 4.44%. If we were to have settled the commitments related to our interest rate swaps on March 31, 2001, the amount due to us would have been de minimis.

   Our financial instruments involve, to varying degrees, elements of exchange risk in excess of the amounts which would be recognized in the consolidated balance sheet. Exposure to foreign currency contracts results from fluctuations in currency rates during the periods in which the contracts are outstanding. Additionally, these contracts contain an element of credit risk to the extent of nonperformance by the counterparties. We minimize such risk by limiting the counterparties to a group of major international banks, and do not expect to record any losses as a result of nonperformance by these counterparties.

17. Subsequent Event

   On April 9, 2001 we entered into an agreement to sell our operating segment, DSI, to Pitney Bowes Inc., for $290.0 million in cash subject to adjustment at closing. Completion of the proposed sale is contingent upon approval of our shareholders, senior bank lenders, and the satisfaction of certain other customary conditions. If shareholders approval is obtained, we will account for DSI as a discontinued operation. We anticipate we will close the sale on or about June 29, 2001, although we can give no assurance that we will do so. (See
Note 2.)

                           DANKA BUSINESS SYSTEMS PLC

18. Quarterly Financial Data (unaudited)

   The following table presents selected quarterly financial data for the periods indicated:

                         June 30      September 30   December 31    March 31
                         --------     ------------   -----------    ---------
                           $000           $000          $000          $000
                                    (Except per ADS data)
Fiscal 2001
  Revenue...............  540,211        528,641       498,097        496,311
  Gross profit..........  187,774        135,005       156,233         92,914
  Net loss..............   (1,240)(a)    (60,178)(b)   (31,758)(c)   (127,384)(d)
  Net loss per ADS
   (diluted)............ $  (0.09)(a)   $  (1.08)(b)  $  (0.58)(c)  $   (2.12)(d)
                         --------       --------      --------      ---------
Fiscal 2000
  Revenue...............  645,709        620,279       614,485        615,149
  Gross profit..........  242,071        219,241       217,249        191,852
  Net earnings (loss)...   12,243          6,759 (e)     9,887        (18,555)(f)
  Net earnings (loss)
   per ADS (diluted).... $   0.21       $   0.12 (e)  $   0.17      $   (0.39)(f)
                         --------       --------      --------      ---------

--------
(a) Includes the pretax effect of $8.2 million in restructuring credits.
(b) Includes the pretax effect of an $18.7 million write-off of goodwill.
(c) Includes the pretax effect of $27.5 million in restructuring charges.
(d) Includes the pretax effect of $3.2 million for goodwill impairment and restructuring credits.
(e) Includes the pretax effect of a $2.1 million loss related to the sale of the Omnifax business July 30, 1999.
(f) Includes the pretax effect of $4.1 million in restructuring credits and a $4.3 million charge for settlement of litigation.

                          INDEPENDENT AUDITORS' REPORT

To the Members of Danka Business Systems PLC

   We have audited the consolidated balance sheets of Danka Business Systems PLC and subsidiaries as of March 31, 2001 and 2000, and the related consolidated statements of operations, shareholders' equity (deficit) and cash flows for each of the years in the three-year period ended March 31, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

   We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the aforementioned consolidated financial statements present fairly in all material respects the financial position of Danka Business Systems PLC and subsidiaries as of March 31, 2001 and 2000, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

   The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in
Note 2 to the consolidated financial statements, the Company has a substantial amount of indebtedness maturing on March 31, 2002 and April 1, 2002. The Company's need to restructure its indebtedness in order to meet its obligations and repay such indebtedness when it matures raises substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to debt restructuring are described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

KPMG Audit Plc
Chartered Accountants
Registered Auditor London,
England

June 7, 2001