Form 10-K405/A, Exhibit 13
period 2001-03-31
DANKA BUSINESS SYSTEMS PLC
filed 2001-06-27
CIK 894010

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

   The exchange offer commenced on February 20, 2001 and is conditioned upon:

  . our receiving valid tenders of at least 92% of the outstanding amount of the 6.75% convertible subordinated notes;

  . the refinancing of our senior bank debt;

  . consent to the exchange offer from parties to our tax retention operating leases;

  . the closing of the sale of DSI; and

  . other customary conditions.

   The expiration date for the exchange offer is currently 8:00 a.m., New York City time, on June 29, 2001, subject to satisfaction or waiver of conditions, and unless extended.

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

Special Note Regarding Forward-Looking Statements

   Certain statements contained in this document, or otherwise made by our officers, including statements related to our future performance and our outlook for our businesses and respective markets, projections, statements of management's plans or objectives, forecasts of market trends, the sale of DSI, the exchange offer, the refinancing of our indebtedness and other matters, are forward-looking statements, and contain information relating to us that is based on the beliefs of our management as well as assumptions, made by, and information currently available to, our management. The words "goal," "anticipate," "expect," "believe" and similar expressions as they relate to us or our management, are intended to identify forward-looking statements. No assurance can be given that the results in any forward-looking statement will be achieved. The safe harbor for forward-looking statements provided for in the Private Securities Litigation Reform Act of 1995 does not apply to statements made in connection with our exchange offer for our 6.75% convertible subordinated notes due April 1, 2002. Such statements reflect our current views with respect to future events and are subject to certain risks, uncertainties and assumptions that could cause actual results to differ materially from those reflected in the forward-looking statements. Factors that might cause such differences include, but are not limited to (i) our failure to complete any or all of the parts of our refinancing plan, including the closing of the sale of DSI, the completion of the exchange offer, closing of the new credit facility and the refinancing of our indebtedness under our credit agreement, whether within the anticipated timeframe or at all,
(ii) failure of the lenders under our senior credit facility to agree to an amendment to, or waiver of, the financial covenants applicable on and after July 17, 2001, (iii) any material adverse change in financial markets or in our own position, (iv) any inability to achieve or maintain cost savings, (v) increased competition resulting from other high-volume and digital copier distributors and the discounting of such copiers by our competitors, (vi) any inability to procure, or any inability to continue to gain access to and successfully distribute, new products, including digital products and high-volume copiers, or to continue to bring current products to the marketplace at competitive costs and prices, (vii) any negative impact from the loss of any of our key upper management personnel, (viii) the ultimate outcome and impact of pending lawsuits, (ix) the ultimate outcome of pending tax audits, (x) any inability to achieve minimum equipment leasing commitments under our customer financing arrangements, (xi) fluctuations in foreign currency exchange rates, and (xii) other risks including those risks identified in any of our filings with the Securities and Exchange Commission.

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

                           DANKA BUSINESS SYSTEMS PLC

11. Earnings per Share

   A reconciliation of the numerators and denominators of the basic and diluted earnings (loss) per ADS computations follows:

                                               Per-                              Per-                             Per-
                      Income     2001 Shares  Share     Income     2000 Shares  Share    Income     1999 Shares  Share
                    (numerator) (denominator) Amount  (numerator) (denominator) amount (numerator) (denominator) amount
                    ----------- ------------- ------  ----------- ------------- ------ ----------- ------------- ------
                                                 (In thousands except per share amounts)
Net earnings
 (loss)...........   $(220,560)                         $10,334                         $(294,780)
Basic earnings
 (loss) per ADS:
 Dividends and
  accretion on
  participating
  shares..........     (15,953)                          (4,482)                               --
                     ---------                          -------                         ---------
 Income available
  to common
  shareholders....   $(236,513)    60,438     $(3.91)     5,852      57,624     $0.10    (294,780)    56,915     $(5.18)
                                              ======                            =====                            ======
Effect of Dilutive
 Securities:
 Stock options....                     --                               901                               --
                                   ------                            ------                           ------
Diluted earnings
 (loss) per ADS:
 Income available
  to common
  shareholders
  plus assumed
  conversion......   $(236,513)    60,438     $(3.91)   $ 5,852      58,525     $0.10   $(294,780)    56,915     $(5.18)
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

16. Financial Instruments

   Fair Value of Financial Instruments: At March 31, 2001, the carrying values of cash and cash equivalents, accounts receivable, accounts payable, accrued expenses, and other notes payable approximated fair value due to the short-term maturities of these assets and liabilities. The estimated fair market value of our $200.0 million 6.75% convertible subordinated notes due 2002 at March 31, 2001 was approximately $35.0 million, based on our estimate of the trading price of the notes. There are no quoted market prices for our 6.50% senior convertible participating shares. The participating shares are convertible into ordinary shares at a current conversion price of $12.44 per ADS. Assuming all participating shares were converted to ADSs at March 31, 2001, the resulting shares would have a market value of $12.1 million at that date. The estimated

                           DANKA BUSINESS SYSTEMS PLC
fair market value at March 31, 2001 of our credit agreement of our senior bank debt approximated the carrying amount of the debt, due to the short-term maturities of the individual components of debt.

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

19. Supplemental Consolidating Financial Data for Subsidiary Guarantors

   As disclosed in Note 2, in February 2001, we announced an exchange offer for all $200 million of our 6.75% convertible subordinated notes due April 1, 2002. Under the terms of the exchange offer, holders of our 6.75% convertible subordinated notes can exchange their notes for either new notes or a combination of cash and new notes, including new zero coupon senior subordinated notes due April 1, 2004. The new zero coupon senior subordinated notes will be fully and unconditionally guaranteed on a joint and several basis by our 100% owned subsidiaries, Danka Holding Company and Danka Office Imaging Company (collectively, the "Subsidiary Guarantors"). The Subsidiary Guarantors represent substantially all of our operations conducted in the United States of America.

   The following supplemental consolidating financial data includes the combined Subsidiary Guarantors. Management believes separate complete financial statements of the respective Subsidiary Guarantors would not provide additional material information that would be useful in assessing the financial composition of the Subsidiary Guarantors. No single Subsidiary Guarantor has any significant legal restriction on the ability of investors or creditors to obtain access to its assets in the event of default on the guarantee other than subordination of the guarantee to our senior indebtedness. The new zero coupon senior subordinated notes and the guarantees are subordinated to all our existing and future senior indebtedness. The indenture governing the new zero coupon senior subordinated notes contains limitations on the amount of additional indebtedness, including senior indebtedness, that we may incur.

   We account for investment in subsidiaries on the equity method for purposes of the supplemental consolidating presentation. Earnings of subsidiaries are therefore reflected in Danka Business Systems PLC's ("Parent Company") investment in subsidiaries. The principal elimination entries eliminate investments in subsidiaries and intercompany balances and transactions.

                                 Supplemental Consolidating Statement of Operations
                                          For the year ended March 31, 2001
                          -----------------------------------------------------------------
                            Parent    Subsidiary      Subsidiary
                          Company(1) Guarantors(2) Non-Guarantors(3) Eliminations   Total
                          ---------- ------------- ----------------- ------------ ---------
                             $000        $000            $000            $000       $000
Revenue
 Retail equipment
  sales.................        --       356,024         270,693            --      626,717
 Retail service,
  supplies & rentals....        --       819,928         519,487            --    1,339,415
 Wholesale..............        --           --           97,128            --       97,128
                           --------    ---------       ---------       --------   ---------
 Total revenue..........        --     1,175,952         887,308            --    2,063,260
Cost and operating
 expenses
 Cost of retail
  equipment.............        --       318,888         209,399            --      528,287
 Retail service,
  supplies & rental
  cost..................        --       506,724         375,401            --      882,125
 Cost of wholesale
  sales.................        --           --           80,922            --       80,922
 Selling, general and
  administrative
  expenses..............     10,835      417,587         248,531            --      676,953
 Amortization of
  intangible assets.....      1,572        4,813           6,867            --       13,252
 Write-off of goodwill
  and other long-lived
  assets................    427,936          --           25,577       (427,936)     25,577
 Restructuring charges
  (credits).............     (2,485)       4,661          13,529            --       15,705
 (Income) loss of
  subsidiaries..........   (247,369)         --              --         247,369         --
 Other (income)
  expense...............     22,443      (14,312)          1,491            --        9,622
                           --------    ---------       ---------       --------   ---------
 Total costs and
  operating expenses....    212,932    1,238,361         961,717       (180,567)  2,232,443
                           --------    ---------       ---------       --------   ---------
(Loss) earnings from
 operations.............   (212,932)     (62,409)        (74,409)       180,567    (169,183)
Interest expense........    (91,824)     (81,759)          1,470         89,474     (82,639)
Interest income.........     84,335          --           71,121       (152,293)      3,163
                           --------    ---------       ---------       --------   ---------
(Loss) earnings before
 income taxes...........   (220,421)    (144,168)         (1,818)       117,748    (248,659)
 Provision (benefit) for
  income taxes..........        139      (25,685)         (2,553)           --      (28,099)
                           --------    ---------       ---------       --------   ---------
Net (loss) earnings.....   (220,560)    (118,483)            735        117,748    (220,560)
                           ========    =========       =========       ========   =========
                                 Supplemental Consolidating Statement of Operations
                                          For the year ended March 31, 2000
                          -----------------------------------------------------------------
                            Parent    Subsidiary      Subsidiary
                          Company(1) Guarantors(2) Non-Guarantors(3) Eliminations   Total
                          ---------- ------------- ----------------- ------------ ---------
                             $000        $000            $000            $000       $000
Revenue
 Retail equipment
  sales.................        --       421,863         320,221            --      742,084
 Retail service,
  supplies & rentals....        --       988,962         659,107            --    1,648,069
 Wholesale..............        --           --          105,469            --      105,469
                           --------    ---------       ---------       --------   ---------
 Total revenue..........        --     1,410,825       1,084,797            --    2,495,622
Cost and operating
 expenses
 Cost of retail
  equipment.............        --       301,686         222,307            --      523,993
 Retail service,
  supplies & rental
  cost..................        --       583,989         430,412            --    1,014,401
 Cost of wholesale
  sales.................        --           --           86,815            --       86,815
 Selling, general and
  administrative
  expenses..............     15,275      432,550         290,494            --      738,319
 Amortization of
  intangible assets.....      2,079        4,627           7,552            --       14,258
 Restructuring charges
  (credits).............      1,663          342          (6,153)           --       (4,148)
 (Income) loss of
  subsidiaries..........     (9,634)         --              --           9,634         --
 Other (income)
  expense...............    (25,368)       5,394          26,796         (1,943)      4,879
                           --------    ---------       ---------       --------   ---------
 Total costs and
  operating expenses....    (15,985)   1,328,588       1,058,223          7,691   2,378,517
                           --------    ---------       ---------       --------   ---------
Earnings (loss) from
 operations.............     15,985       82,237          26,574         (7,691)    117,105
Interest expense........    (90,350)     (90,127)        (38,562)       113,979    (105,060)
Interest income.........     83,402          --           64,686       (143,719)      4,369
Other non-operating
 income (expense).......        --        (2,061)            --             --       (2,061)
                           --------    ---------       ---------       --------   ---------
Earnings (loss) before
 income taxes...........      9,037       (9,951)         52,698        (37,431)     14,353
 Provision (benefit) for
  income taxes..........     (1,297)      (6,178)         11,494            --        4,019
                           --------    ---------       ---------       --------   ---------
Net earnings (loss).....     10,334       (3,773)         41,204        (37,431)     10,334
                           ========    =========       =========       ========   =========

--------
(1)Danka Business Systems PLC
(2)Danka Holding Company and Danka Office Imaging Company
(3) Subsidiaries of Danka Business Systems PLC other than Danka Holding Company and Danka Office Imaging Company

                                 Supplemental Consolidating Statement of Operations
                                          For the year ended March 31, 1999
                          -----------------------------------------------------------------
                            Parent    Subsidiary      Subsidiary
                          Company(1) Guarantors(2) Non-Guarantors(3) Eliminations   Total
                          ---------- ------------- ----------------- ------------ ---------
                             $000        $000            $000            $000       $000
Revenue
 Retail equipment
  sales.................        --       404,296         360,302            --      764,598
 Retail service,
  supplies & rentals....        --     1,182,236         742,256            --    1,924,492
 Wholesale..............        --       107,729         100,401            --      208,130
                           --------    ---------       ---------       --------   ---------
 Total revenue..........        --     1,694,261       1,202,959            --    2,897,220
Cost and operating
 expenses
 Cost of retail
  equipment.............        --       316,482         275,457            --      591,939
 Special charges, cost
  of retail equipment
  sales.................        --        32,225          (1,516)           --       30,709
 Retail service,
  supplies & rental
  cost..................        --       675,649         515,341            --    1,190,990
 Special charges, cost
  of retail service,
  supplies and rental
  costs.................        --         4,309          22,835            --       27,144
 Cost of wholesale
  sales.................        --        99,625          79,513            --      179,138
 Special charges, cost
  of wholesale sales ...        --           514             --             --          514
 Selling, general and
  administrative
  expenses..............      7,550      617,290         295,057            --      919,897
 Special charges,
  general and
  administrative
  expense...............        --        11,439           5,366            --       16,805
 Amortization of
  intangible assets.....      2,018        8,316           9,380            --       19,714
 Write-off of goodwill
  and other long-lived
  assets................        --        85,553          23,921            --      109,474
 Commitment to Kodak
  under r&d agreements..        --        53,434             --             --       53,434
 Restructuring charges..        306       21,566          18,946            --       40,818
 (Income) loss of
  subsidiaries..........    304,963          --              --        (304,963)        --
 Other (income)
  expense...............     26,810            3         (29,481)           --       (2,668)
                           --------    ---------       ---------       --------   ---------
 Total costs and
  operating expenses....    341,647    1,926,405       1,214,819       (304,963)  3,177,908
                           --------    ---------       ---------       --------   ---------
(Loss) earnings from
 operations.............   (341,647)    (232,144)        (11,860)       304,963    (280,688)
Interest expense........    (85,313)     (95,450)        (65,983)       167,206     (79,540)
Interest income.........    132,175          --           42,308       (171,808)      2,675
Other non-operating
 income (expense).......         (3)         --                3            --          --
                           --------    ---------       ---------       --------   ---------
(Loss) earnings before
 income taxes...........   (294,788)    (327,594)        (35,532)       300,361    (357,553)
 Provision (benefit) for
  income taxes..........         (8)     (63,356)            591            --      (62,773)
                           --------    ---------       ---------       --------   ---------
Net (loss) earnings.....   (294,780)    (264,238)        (36,123)       300,361    (294,780)
                           ========    =========       =========       ========   =========

--------
(1)Danka Business Systems PLC
(2)Danka Holding Company and Danka Office Imaging Company
(3) Subsidiaries of Danka Business Systems PLC other than Danka Holding Company and Danka Office Imaging Company

                                Supplemental Consolidating Balance Sheet Information
                                                   March 31, 2001
                          -----------------------------------------------------------------
                            Parent    Subsidiary      Subsidiary
                          Company(1) Guarantors(2) Non-Guarantors(3) Eliminations   Total
                          ---------- ------------- ----------------- ------------ ---------
                             $000        $000            $000            $000       $000
Assets
Current Assets:
 Cash and cash
  equivalents...........      5,471      27,723          35,891             --       69,085
 Accounts receivable,
  net...................        --      195,596         200,253             --      395,849
 Inventories............        --       88,959         112,686             --      201,645
 Prepaid expenses,
  deferred income taxes
  and other current
  assets................      3,350      68,285          11,594             --       83,229
                           --------    --------        --------        --------   ---------
 Total current assets...      8,821     380,563         360,424             --      749,808

 Equipment on operating
  leases, net...........        --       71,293          63,141             --      134,434
 Property and equipment,
  net...................        --       58,563          19,153             --       77,716
 Intangible assets,
  net...................        --       85,171         167,528             --      252,699
 Investments in
  subsidiaries..........    476,702       1,014             --         (477,716)        --
 Other non-current
  assets................         78      51,684          91,046         (74,522)     68,286
                           --------    --------        --------        --------   ---------
 Total assets...........    485,601     648,288         701,292        (552,238)  1,282,943
                           ========    ========        ========        ========   =========
Liabilities and
 Shareholders' Equity
 (Deficit)
Current Liabilities:
 Current maturities of
  long-term debt and
  notes payable.........    464,967      44,199           8,281             --      517,447
 Account payable........        --       89,154          64,238             --      153,392
 Accrued expenses and
  other current
  liabilities...........      8,793      72,090         113,626             --      194,509
 Deferred revenue.......        --       19,810          15,348             --       35,158
 Due to (from)
  affiliate.............   (339,522)    518,928        (179,406)            --          --
                           --------    --------        --------        --------   ---------
 Total current
  liabilities...........    134,238     744,181          22,087             --      900,506
 Due to (from) affiliate
  -- long-term..........        --      200,000        (200,000)            --          --
 6.75% convertible
  subordinated notes....    200,000         --              --              --      200,000
 Long-term debt and
  notes payable, less
  current maturities....        --          780             951             --        1,731
 Deferred income taxes
  and other long-term
  liabilities...........        --        4,445          48,044         (23,146)     29,343
                           --------    --------        --------        --------   ---------
 Total liabilities......    334,238     949,406        (998,714)        (23,146)  1,131,580
 6.50% convertible
  participating shares--
  redeemable............    223,713                                         --      223,713
Shareholders' Equity
 (Deficit):
 Ordinary shares........      5,130         258         565,480        (565,738)      5,130
 Additional paid-in-
  capital...............    325,399     106,644         103,297        (209,941)    325,399
 Accumulated deficit....   (302,619)   (408,020)        378,644          29,376    (302,619)
 Accumulated other
  comprehensive loss....   (100,260)        --         (217,211)        217,211    (100,260)
                           --------    --------        --------        --------   ---------
 Total shareholders'
  equity (deficit)......    (72,350)   (301,118)        830,210        (529,092)    (72,350)
                           --------    --------        --------        --------   ---------
 Total liabilities and
  shareholders' equity
  (deficit).............    485,601     648,288         701,292        (552,238)  1,282,943
                           ========    ========        ========        ========   =========

--------
(1)Danka Business Systems PLC
(2)Danka Holding Company and Danka Office Imaging Company
(3) Subsidiaries of Danka Business Systems PLC other than Danka Holding Company and Danka Office Imaging Company

                                Supplemental Consolidating Balance Sheet Information
                                                   March 31, 2000
                          ------------------------------------------------------------------
                            Parent     Subsidiary      Subsidiary
                          Company(1)  Guarantors(2) Non-Guarantors(3) Eliminations   Total
                          ----------  ------------- ----------------- ------------ ---------
                             $000         $000            $000            $000       $000
Assets
Current Assets:
 Cash and cash
  equivalents...........      2,759        31,572          30,530            --       64,861
 Accounts receivable....        --        263,170         264,623            --      527,793
 Inventories............        --        181,919         146,371            --      328,290
 Prepaid expenses,
  deferred income taxes
  and other current
  assets................      5,679        44,904          31,254            --       81,837
                          ---------    ----------       ---------      ---------   ---------
 Total current assets...      8,438       521,565         472,778            --    1,002,781
 Equipment on operating
  leases, net...........        --        131,215          68,336            --      199,551
 Property and equipment-
  net...................         13        49,914          42,687            --       92,614
 Intangible assets,
  net...................        --         98,972         207,934            --      306,906
 Investments in
  subsidiaries..........    799,881         1,014             --        (800,895)        --
 Other non-current
  assets................        134        69,936          (4,225)           --       65,845
                          ---------    ----------       ---------      ---------   ---------
 Total assets...........    808,466       872,616         787,510       (800,895)  1,667,697
                          =========    ==========       =========      =========   =========
Liabilities and
 Shareholders' Equity
 (Deficit)
Current Liabilities:
 Current maturities of
  long-term debt and
  notes payable.........     75,001           244          11,531            --       86,776
 Account payable........        --        100,806          78,064            --      178,870
 Accrued expenses and
  other current
  liabilities...........     11,131       100,247         118,094            --      229,472
 Deferred revenue.......        --         23,898          16,147            --       40,045
 Due to (from)
  affiliate.............   (375,359)      612,296        (236,937)           --          --
                          ---------    ----------       ---------      ---------   ---------
 Total current
  liabilities...........   (289,227)      837,491         (13,101)           --      535,163
 Due to (from) affiliate
  -- long-term..........        --        200,000        (200,000)           --          --
 6.75% convertible
  subordinated notes....    200,000           --              --             --      200,000
 Long-term debt and
  notes payable, less
  current maturities....    513,101           932           1,373            --      515,406
 Deferred income taxes
  and other long-term
  liabilities...........        --         16,828          15,708            --       32,536
                          ---------    ----------       ---------      ---------   ---------
 Total liabilities......    423,874     1,055,251        (196,020)           --    1,283,105
                          ---------    ----------       ---------      ---------   ---------
 6.50% convertible
  participating shares--
  redeemable............    207,878           --              --             --      207,878
Shareholders' Equity:
 Ordinary shares........      4,892           258         685,951       (686,209)      4,892
 Additional paid-in-
  capital...............    317,056       106,644         106,254       (212,898)    317,056
 Accumulated deficit....    (66,226)     (289,537)        377,909        (88,372)    (66,226)
 Accumulated other
  comprehensive loss....    (79,008)          --         (186,584)       186,584     (79,008)
                          ---------    ----------       ---------      ---------   ---------
 Total shareholders'
  equity................    176,714      (182,635)        983,530       (800,895)    176,714
                          ---------    ----------       ---------      ---------   ---------
 Total liabilities and
  shareholders' equity..    808,466       872,616         787,510       (800,895)  1,667,697
                          =========    ==========       =========      =========   =========

--------
(1)Danka Business Systems PLC
(2)Danka Holding Company and Danka Office Imaging Company
(3) Subsidiaries of Danka Business Systems PLC other than Danka Holding Company and Danka Office Imaging Company

                                 Supplemental Consolidating Statement of Cash Flows
                                         For the year ended March 31, 2001
                          ----------------------------------------------------------------
                            Parent    Subsidiary      Subsidiary
                          Company(1) Guarantors(2) Non-Guarantors(3) Eliminations  Total
                          ---------- ------------- ----------------- ------------ --------
                             $000        $000            $000            $000       $000
Net cash provided by
 (used in) operating
 activities.............    111,787      44,296          (9,604)          --       146,479
Investing Activities
 Capital expenditures...        --      (53,719)        (34,700)          --       (88,419)
 Proceeds from sale of
  property and
  equipment.............        --        5,726             382           --         6,108
                           --------    --------         -------          ----     --------
 Net cash (used in)
  investing activities..        --      (47,993)        (34,318)          --       (82,311)
Financing Activities
 Net (payments)
  borrowings under line
  of credit agreements
  and long-term debt....   (108,674)       (152)         41,186           --       (67,640)
                           --------    --------         -------          ----     --------
 Net cash provided by
  (used in) financing
  activities............   (108,674)       (152)         41,186           --       (67,640)
                           --------    --------         -------          ----     --------
Effect of exchange
 rates..................       (401)        --            8,097           --         7,696
                           --------    --------         -------          ----     --------
Net increase (decrease)
 in cash and cash
 equivalents............      2,712      (3,849)          5,361           --         4,224
Cash and cash
 equivalents, beginning
 of period..............      2,759      31,572          30,530           --        64,861
                           --------    --------         -------          ----     --------
Cash and cash
 equivalents, end of
 period.................      5,471      27,723          35,891           --        69,085
                           ========    ========         =======          ====     ========

                                 Supplemental Consolidating Statement of Cash Flows
                                         For the year ended March 31, 2000
                          ----------------------------------------------------------------
                            Parent    Subsidiary      Subsidiary
                          Company(1) Guarantors(2) Non-Guarantors(3) Eliminations  Total
                          ---------- ------------- ----------------- ------------ --------
                             $000        $000            $000            $000       $000
Net cash provided by
 (used in) operating
 activities.............   (115,404)    247,185          48,778           --       180,559
Investing Activities
 Capital expenditures...        --      (84,287)        (42,592)          --      (126,879)
 Proceeds from sale of
  property and
  equipment.............         31       3,016             913           --         3,960
 Proceeds from sale of
  Omnifax...............        --       45,000             --            --        45,000
 Other..................        --          --             (911)          --          (911)
                           --------    --------         -------          ----     --------
 Net cash provided by
  (used in) investing
  activities............         31     (36,271)        (42,590)          --       (78,830)
Financing Activities
 Net payments under line
  of credit agreements
  and
  long-term debt........    (93,477)   (209,465)         (8,445)          --      (311,387)
 Capital contributions
  from issuance of
  participating shares..    205,223         --              --            --       205,223
 Proceeds from stock
  options exercised.....         87         --              --            --            87
                           --------    --------         -------          ----     --------
 Net cash provided by
  (used in) financing
  activities............    111,833    (209,465)         (8,445)          --      (106,077)
                           --------    --------         -------          ----     --------
Effect of exchange
 rates..................        (44)        --            3,158           --         3,114
                           --------    --------         -------          ----     --------
Net increase (decrease)
 in cash and cash
 equivalents............     (3,584)      1,449             901           --        (1,234)
Cash and cash
 equivalents, beginning
 of period..............      6,343      30,123          29,629           --        66,095
                           --------    --------         -------          ----     --------
Cash and cash
 equivalents, end of
 period.................      2,759      31,572          30,530           --        64,861
                           ========    ========         =======          ====     ========

--------
(1)Danka Business Systems PLC
(2)Danka Holding Company and Danka Office Imaging Company
(3) Subsidiaries of Danka Business Systems PLC other than Danka Holding Company and Danka Office Imaging Company

                                 Supplemental Consolidating Statement of Cash Flows
                                         For the year ended March 31, 1999
                          ----------------------------------------------------------------
                            Parent    Subsidiary      Subsidiary
                          Company(1) Guarantors(2) Non-Guarantors(3) Eliminations  Total
                          ---------- ------------- ----------------- ------------ --------
                             $000        $000            $000            $000       $000
Net cash provided by
 (used in) operating
 activities.............   (126,543)     58,643         104,464           --        36,564
Investing Activities
 Capital expenditures...        (22)   (119,206)        (71,826)          --      (191,054)
 Proceeds from sale of
  property and
  equipment.............        --          512           2,401           --         2,913
 Other..................        --          --           (2,199)          --        (2,199)
                           --------    --------         -------          ----     --------
 Net cash provided by
  (used in) investing
  activities............        (22)   (118,694)        (71,624)          --      (190,340)
Financing Activities
 Net (payments)
  borrowings under line
  of credit agreements
  and long-term debt....    138,757      73,405         (20,712)          --       191,450
 Proceeds from stock
  options exercised.....        251         --              --            --           251
 Dividends..............     (5,952)        --              --            --        (5,952)
                           --------    --------         -------          ----     --------
 Net cash provided by
  (used in) financing
  activities............    133,056      73,405         (20,712)          --       185,749
                           --------    --------         -------          ----     --------
Effect of exchange
 rates..................       (156)        --             (375)          --          (531)
                           --------    --------         -------          ----     --------
Net increase in cash and
 cash equivalents.......      6,335      13,354          11,753           --        31,442
Cash and cash
 equivalents, beginning
 of period..............          8      16,769          17,876           --        34,653
                           --------    --------         -------          ----     --------
Cash and cash
 equivalents, end of
 period.................      6,343      30,123          29,629           --        66,095
                           ========    ========         =======          ====     ========

--------
(1)Danka Business Systems PLC
(2)Danka Holding Company and Danka Office Imaging Company
(3) Subsidiaries of Danka Business Systems PLC other than Danka Holding Company and Danka Office Imaging Company

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