Form 10-K405/A, Exhibit 13
period 2001-03-31
DANKA BUSINESS SYSTEMS PLC
filed 2001-08-21
CIK 894010

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


 On June 29, 2001 we completed a three part financial restructuring plan that reduced and refinanced our indebtedness to provide us with liquidity on a long-term basis. The three parts of the plan were:


     .   the sale of our Danka Services International ("DSI") business,

     . an exchange offer for our 6.75% convertible subordinated notes due April 1, 2002, and

     .   the refinancing of our senior bank debt.


     We sold DSI to Pitney Bowes Inc. for $290.0 million in cash, subject to adjustment depending on the value of DSI's net assets on closing. We used the net proceeds of DSI to repay part of our senior bank debt, to finance cash payable under the exchange offer, to finance the costs of the exchange offer and to finance costs associated with the refinancing of our senior bank debt.


     We accepted tenders from holders of a total of $184.0 million in aggregate principal amount (92%) of the 6.75% convertible subordinated notes pursuant to the exchange offer for $24.0 million in cash and approximately $112.1 million in new subordinated notes with extended maturities.


    We refinanced the remaining balance of our senior bank debt through an amended and restated credit facility with our existing senior bank lenders. The new credit facility consists of a $100.0 million revolver, a $190.0 million term loan and $30.0 million of letters of credit commitments.


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

Liquidity and Capital Resources


As of March 31, 2001, we had a credit agreement with a consortium of international bank lenders through March 31, 2002. As described below, we refinanced our indebtedness under the credit agreement on June 29, 2001. As of March 31, 2001, we owed approximately $515.0 million under the credit agreement. The available unused commitments as of March 31, 2001 were $17.3 million, but our new borrowings were limited to amounts necessary for ordinary operational needs. We were incurring interest on our indebtedness under the credit agreement during fiscal year 2001 at a weighted average rate of 7.64% per annum. Effective interest rates under the credit agreement were IBOR, or comparable interbank rates for non-United States dollars, plus 2.75%.

     Effective March 28, 2001, we obtained an amendment to the credit agreement which modified the financial covenants contained in the credit agreement for the period March 28, 2001 through July 16, 2001. We obtained an additional amendment to the credit agreement on June 7, 2001. Without these amendments we would have been in violation of the financial covenants contained in the credit agreement. We paid fees to our bank lenders for the March 2001 amendment of approximately $1.5 million. These fees were expensed over the period ending July 16, 2001. We were not required to pay a fee in consideration of the June 7, 2001 amendment.

     On June 29, 2001, we paid down part of our indebtedness under our credit agreement from the proceeds of the sale of DSI and refinanced the remaining balance of our indebtedness under the credit agreement through an amended and restated credit facility with our existing senior bank lenders. The new credit facility consists of a $100.0 million revolver, a $190.0 million term loan and $30.0 million of letters of credit commitments. As of June 30, 2001, we owed approximately $240.0 million under the credit facility and the available unused commitments were $50.0 million under the revolver component and $2.5 million under the letter of credit component. The credit facility limits us from incurring other significant indebtedness beyond certain agreed upon limits and requires that we comply with minimum levels of adjusted consolidated net worth, cumulative consolidated EBITDA, a ratio of consolidated EBITDA to interest expense, and maximum levels of capital expenditures effective from the second quarter of our fiscal year 2002. Effective interest rates under the revolver and term loan component of the credit facility are currently LIBOR, plus 5%. The interest rate will increase by 0.5% on December 29, 2001 June 29, 2001 and quarterly thereafter. The revolver component matures on March 31, 2004. The term loan component of the credit facility requires principal installment payments $5.0 million in fiscal year 2002, $16.0 million in fiscal year 2003, and $24.0 million in fiscal year 2004 with payment due in full on March 31, 2004.

     Our indebtedness under the credit facility is secured by substantially all of our assets in the United States, Canada, United Kingdom, the Netherlands and Germany. The credit facility contains negative and affirmative covenants which restrict our ability to incur additional indebtedness and create liens, prohibit the payment of dividends, other than payment-in-kind dividends on our participating shares, and require us to maintain certain financial ratios as described above. We are not permitted to make any acquisitions of businesses, except with the approval of our bank lenders. We cannot dispose of any of our assets outside the ordinary course of our business without the approval of our bank lenders. On June 29, 2002, we are required to pay our banks a fee equal to 1.5% of the then total commitment under the credit facility and on June 29, 2003 a fee equal to 4.0% of the then current commitment.

     In March 1995, we issued $200 million in principal of 6.75% convertible subordinated notes due April 1, 2002. On June 29, 2001, we completed an exchange offer for the 6.75% notes, which was accepted in respect of approximately $184 million in principal amount of the notes. Following completion of the exchange offer, approximately $16 million of the 6.75% notes remain outstanding. We issued approximately $47.6 million of zero coupon senior subordinated notes due April 1, 2004 and approximately $64.5 million of 10% subordinated notes due April 1, 2008 as consideration pursuant to the exchange offer. The senior subordinated notes are guaranteed by Danka Holding Company and Danka Office Imaging Company, two of our 100% owned United States subsidiaries. The senior subordinated notes and the 10% notes include convenants which restrict our ability to dispose of assets or to merge. The senior subordinated notes also include convenants which restrict us from incurring additional indebtedness, creating liens, and prohibit the payment of dividends, other than payment-in-kind dividends on our participating shares.

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

Market Risk Management





   Interest rate risk: Our exposure to interest rate risk primarily relates to our bank debt. As outlined above in "Liquidity and Capital Resources," at March 31, 2001 we had an outstanding balance of approximately $515.0 million under our credit agreement in force at that date. We incurred interest at a weighted average rate of 7.64% per annum during fiscal year 2001. As discussed above in "Liquidity and Capital Resources," we refinanced our outstanding indebtedness under the credit agreement on June 29, 2001.



   We had notes payable with an aggregate outstanding balance of $4.2 million as of March 31, 2001 bearing interest from prime to 12%

   Based on the outstanding balance under our credit agreement in force as of March 31, 2001, a change of 100 basis points in the average interest rate, with all other variables remaining constant, would have caused an increase/decrease in our interest expense of approximately $5.2 million on an annual basis, without taking into account the offset of the interest rate swap agreements discussed below.



   During our fiscal year 2001, we offset interest rate risk by holding both fixed and variable debt as well as interest rate swap agreements. Under our credit agreement in force as of March 31, 2001, we were required to enter into arrangements that provide protection from the volatility of variable interest rates for a portion of the outstanding principal balance on the credit agreement. As of March 31, 2001, we had interest rate swap agreements with three financial institutions, effectively converting portions of our indebtedness with variable interest rates into fixed rates for the next three months. As of March 31, 2001, we maintained interest rate swaps on notional amounts of DEM65.1 million ($29.4 million), NLG93.6 million ($37.5 million) and FRF166.9 million ($22.4 million), with weighted average fixed rates of approximately 4.4%. Based on the dollar balances maintained on the swap agreements, a 100 basis point change in the interest rate, with all other variables remaining constant, would have resulted in gains/losses on these interest rate swap agreements of approximately $0.2 million. The estimated fair market value of the agreements at March 31, 2001 was minimal and the maturity date of the agreements was June 30, 2001.


   March 1995, we issued $200.0 million of fixed rate 6.75% convertible subordinated notes at par, due April 1, 2002. The estimated fair value of the 6.75% notes at March 31, 2001 was approximately $35.0 million, based on our estimate of the trading price of the notes. As discussed above in "Liquidity and Capital Resources," on June 29, 2001 we completed an exchange offer for the 6.75% notes, pursuant to which approximately $184.0 million in principal amount of 6.75% notes was exchanged for cash and new subordinated notes with extended maturities. Following completion of the exchange offer, approximately $16.0 million in principal amount of the 6.75% notes remains outstanding.


   After adjusting for the above interest rate swaps, and including the 6.75% notes, as of March 31, 2001, approximately 40% of our total indebtedness was at a fixed rate.


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

Special Note Regarding Forward-Looking Statements

   Certain statements contained in this document, or otherwise made by our officers, including statements related to our future performance and our outlook for our businesses and respective markets, projections, statements of management's plans or objectives, forecasts of market trends and other matters, are forward-looking statements, and contain information relating to us that is based on the beliefs of our management as well as assumptions, made by, and information currently available to, our management. The words "goal," "anticipate," "expect," "believe" and similar expressions as they relate to us or our management, are intended to identify forward-looking statements. No assurance can be given that the results in any forward-looking statement will be achieved. For the forward-looking statements, we claim the protection of the safe harbor for forward-looking statements provided for in the Private Securities Litigation Reform Act of 1995. Such statements reflect our current views with respect to future events and are subject to certain risks, uncertainties and assumptions that could cause actual results to differ materially from those reflected in the forward-looking statements. Factors that might cause such differences include, but are not limited to (i) any material adverse change in financial markets or in our own position, (ii) any inability to achieve or maintain cost savings, (iii) increased competition resulting from other high-volume and digital copier distributors and the discounting of such copiers by our competitors, (iv) any inability to procure, or any inability to continue to gain access to and successfully distribute, new products, including digital products and high-volume copiers, or to continue to bring current products to the marketplace at competitive costs and prices, (v) any negative impact from the loss of any of our key upper management personnel, (vi) the ultimate outcome and impact of pending lawsuits, (vii) the ultimate outcome of pending tax audits, (viii) any inability to achieve minimum equipment leasing commitments under our customer financing arrangements, (ix) fluctuations in foreign currency exchange rates, and (x) other risks including those risks identified in any of our other filings with the Securities and Exchange Commission.

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


2. Financial Restructuring - Subsequent Event


         Our independent auditors' report dated June 7, 2001 contained an explanatory paragraph regarding our need to restructure our indebtedness in order to meet our obligations and repay such indebtedness when it matured, which raised substantial doubt about our ability to continue as a going concern. This explanatory paragraph was a result of the substantial amount of our indebtedness scheduled to mature on March 31, 2002 and April 1, 2002. Our financial restructuring plans in regard to these matters included the sale of our facilities management and outsourcing business, Danka Services International ("DSI") the restructuring of our subordinated indebtedness through an exchange offer for our existing convertible subordinated debt and a new credit facility with our senior bank lenders. As a result of the successful completion, our independent Auditors, KPMG Audit Plc, have issued a revised report which removes the explanatory paragraph.


         On June 29, 2001, we completed our financial restructuring as follows:


 .    The sale of DSI to Pitney Bowes Inc. for $290.0 million in cash, subject to post closing adjustments relating to DSI's net assets as of the closing date. Our shareholders approved the sale of DSI at an extraordinary general meeting on June 29, 2001. In connection with the sale, we entered into agreements to provide services and supplies to Pitney Bowes on a worldwide basis for an initial term of two years. We expect to realize an after-tax gain from the sale of DSI of $108.9 million. The gain will be reported as discontinued operations in our first quarter ended June 30, 2001. Proceeds from the sale of DSI were used to repay indebtedness under our senior credit agreement, to fund a $24.0 million cash component of the exchange offer for our outstanding 6.75% convertible subordinated notes due 2002 and to pay costs associated with the financial restructuring.

                           DANKA BUSINESS SYSTEMS PLC

 .    An exchange offer for $184,012,000 (92%) of our outstanding 6.75%
     convertible subordinated notes due April 1, 2002. Of the 6.75% notes tendered pursuant to the exchange offer, $118,484,000 in principal amount was tendered for a limited cash option, $1,008,000 in principal amount was tendered for zero coupon senior subordinated notes, and $64,520,000 in principal amount was tendered for 10% notes. In aggregate, we paid $24,000,000 in cash and issued $47,593,000 in principal amount of new zero coupon senior subordinated notes due April 1, 2004 and $64,520,000 in principal amount of 10% subordinated notes due April 1, 2008 as consideration under the exchange offer. The senior subordinated notes mature in full on April 1, 2004 and are guaranteed by Danka Holding Company and Danka Office Imaging Company, two of our 100% owned U.S. subsidiaries. The 10% notes pay interest semi-annually and mature in full on April 1, 2008. As a result of the exchange offer we expect to realize an after-tax extraordinary gain of $26.8 million. The exchange offer was accounted for as a troubled debt restructuring and resulted in an extraordinary gain of $26.8 million after income taxes of $11.5 million.


 .    An amended and restated senior credit facility with our bank lenders to provide us with financing through March 31, 2004. The credit facility consists of a $100.0 million revolver, a $190.0 million term loan and $30.0 million of letters of credit commitments. The revolver component matures on March 31, 2004. The term loan component of the credit facility requires principal installments of $5.0 million in fiscal year 2002, $16.0 in fiscal year 2003, and $24.0 million in fiscal year 2004, with payment due in full on March 31, 2004. Interest on the revolver and term loan components is currently payable at LIBOR plus 5%. The interest rate will increase by 0.5% on December 29, 2001, June 29, 2002 and quarterly thereafter. We are also required on June 29, 2002 to pay our banks a fee equal to 1.5% of the then current total commitments, and on June 29, 2003 a fee equal to 4.0% of the then current commitments. The credit facility requires that we comply with minimum levels of adjusted consolidated net worth, cumulative EBITDA, a ratio of EBITDA to interest expense, and maximum levels of capital expenditures. The covenants are effective beginning with the quarter ending September 30, 2001. Our indebtedness under the credit facility is secured by substantially all our assets in the United States, Canada, United Kingdom, Netherlands, and Germany. The credit facility contains negative and affirmative covenants which place restrictions on us regarding the disposition of assets, capital expenditures, additional indebtedness and permitted liens, prohibit the payment of dividends, other than dividends on our participating shares, and requires us to maintain certain financial ratios. We also incurred $11.2 million in bank fees and $3.6 million in third party fees relating to the credit facility. These costs will be amortized over the term of the credit facility.


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


   We have developed a plan to pay down and restructure our debt. (See Note 2).


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


   Our reportable operating segments include Danka Americas, Danka International and DSI. Danka Americas distributes photocopiers and other related office imaging equipment together with the related parts, supplies and services on a direct basis to retail customers. The geographical areas covered by Danka Americas include the United States, Canada and Latin America. Danka International distributes photocopiers, facsimiles and other related office imaging equipment. These products, together with the related services, parts and supplies, are marketed primarily on a direct basis to retail customers. Danka International also provides photocopiers, facsimiles and related office imaging equipment on a wholesale basis to independent dealers. Danka International has an extensive sales and service network throughout Europe and additional operations in Australia. DSI is our worldwide document outsourcing business, which provided a wide range of document management solutions, including the management of central reprographics departments, the placement and maintenance of convenience copiers, print-on-demand operations and document archiving and retrieval

                           DANKA BUSINESS SYSTEMS PLC
services and document management consulting. On April 9, 2001 we entered into an agreement to sell DSI to Pitney Bowes Inc. for $290.0 million in cash. The sale is subject to shareholders approval and the price is subject to adjustment depending on the value of DSI's net assets at closing.


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

                           DANKA BUSINESS SYSTEMS PLC

17. Quarterly Financial Data (unaudited)


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

18. Supplemental Consolidating Financial Data for Subsidiary Guarantors

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

                          INDEPENDENT AUDITORS' REPORT

To the Members of Danka Business Systems PLC:

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

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the aforementioned consolidated financial statements present fairly, in all material respects, the financial position of Danka Business Systems PLC and subsidiaries as of March 31, 2001 and 2000, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2001 in conformity with accounting principles generally accepted in the United States of America.



KPMG Audit Plc
Chartered Accountants
Registered Auditor London,
England

June 7, 2001, except as to note 2,
which is as of June 29, 2001