Form 10-K, Exhibit 13
period 2003-03-31
DANKA BUSINESS SYSTEMS PLC
filed 2003-06-10
CIK 894010

EXHIBIT 13

DANKA BUSINESS SYSTEMS PLC

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

The following table sets forth our selected historical consolidated financial data for each of the fiscal years in the five-year period ended March 31, 2003 which were derived from our audited consolidated financial statements. The following data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited consolidated financial statements and related notes included elsewhere in this offering memorandum.

		For the year ended March 31
	Footnote	2003	2002	2001	2000	1999
Revenue:		(in thousands, except per American Depositary Share (“ADS”) amounts)
Retail equipment and related sales		$476,729	$538,439	$614,107	$742,084	$764,598
Retail service, supplies and rentals		838,709	937,790	1,062,007	1,366,475	1,646,430
Wholesale		84,536	78,947	97,128	105,469	208,130

Total revenue		1,399,974	1,555,176	1,773,242	2,214,028	2,619,158

Gross Profit:
Retail equipment and related sales		165,837	144,383	95,811	218,091	172,659
Special charges, retail equipment and related sales	1	—	—	—	—	(30,709)
Retail service, supplies and rentals		341,218	390,909	401,840	573,183	671,619
Special charges, retail service, supplies and rentals	1	—	—	—	—	(27,144)
Wholesale		16,107	14,590	16,206	18,654	28,992
Special charges, wholesale	1	—	—	—	—	(514)

Total gross profit		523,162	549,882	513,857	809,928	814,903
Selling, general and administrative expenses		484,887	531,331	641,480	702,318	884,500
Special charges, selling, general and administrative expenses	1	—	—	—	—	16,805
Write-off of goodwill and other long-lived assets	2	—	—	25,577	—	109,474
Commitment to Kodak under R&D agreements		—	—	—	—	53,434
Restructuring charges (credits)	3	(555)	(1,992)	15,705	(4,148)	40,010
Other (income) expense		(6,081)	11,288	22,463	18,849	16,954

Operating earnings (loss) from continuing operations		44,911	9,255	(191,368)	92,909	(306,274)
Interest expense		(32,822)	(42,298)	(82,648)	(104,201)	(77,456)
Interest income		1,249	5,768	3,172	3,958	2,254
Loss on sale of business		—	—	—	(2,061)	—

Profit (loss) from continuing operations before income taxes		13,338	(27,275)	(270,844)	(9,395)	(381,476)
Provision (benefit) for income taxes		3,604	(17,407)	(37,328)	(5,860)	(71,798)

Earnings (loss) from continuing operations before extraordinary items		9,734	(9,868)	(233,516)	(3,535)	(309,678)
Discontinued operations, net of tax		—	119,490	12,956	13,869	14,898
Extraordinary gain on early retirement of debt, net of tax		—	27,933	—	—	—

Net earnings (loss)		$9,734	$137,555	$(220,560)	$10,334	$(294,780)

Basic earnings (loss), continuing operations available to common shareholders per ADS:		$(0.13)	$0.43	$(4.13)	$(0.14)	$(5.44)
Diluted earnings (loss), continuing operations available to common shareholders per ADS:		$(0.13)	$0.43	$(4.13)	$(0.14)	$(5.44)
Dividends per ADS		—	—	—	—	—
Other Data:
EBITDA	4	$103,988	$107,370	$(47,227)	$223,693	$(172,131)
Depreciation and amortization		57,828	92,347	140,969	128,887	131,889
Capital expenditures	5	48,550	50,577	68,881	101,782	152,411
Retail equipment and related sales gross profit margin		34.8%	26.8%	15.6%	29.4%	18.6%
Retail service, supplies and rentals gross profit margin		40.7%	41.7%	37.8%	41.9%	39.1%
Retail service, supplies and rentals gross profit margin		19.1%	18.5%	16.7%	17.7%	0.9%

Total gross profit margin		37.4%	35.4%	29.0%	36.6%	31.1%

Balance Sheet Data:
Cash, cash equivalents and restricted cash	6	$86,993	$59,470	$69,085	$64,861	$66,095
Accounts receivable, net of allowance for doubtful accounts		257,329	292,350	346,398	478,496	523,223
Inventories		111,471	130,599	199,523	326,966	355,135
Total assets		981,620	972,823	1,314,976	1,667,696	1,905,142
Total debt	7	232,855	304,454	719,178	802,182	1,142,147
6.5% convertible participating shares—redeemable		258,376	240,520	223,713	207,878	—
Total shareholders’ equity (deficit)		65,709	48,049	(65,642)	176,714	171,164

Note: Certain prior year amounts have been reclassified to conform with the current year presentation.

Footnotes to “SELECTED CONSOLIDATED FINANCIAL DATA”

1.	For fiscal year 1999, we had write-offs related to the reduction in the Kodak branded inventory as well as additional amounts related to the termination of certain agreements between us and Kodak of $30.7 million, a write-off of terminated supply agreements between us and Kodak and the write-off of other assets of $27.1 million, the write-off of inventory related to the closure of U.S. wholesale operations of $0.5 million and a write-off of terminated Kodak agreements and other assets of $16.8 million.

2.	During fiscal year 1999, we determined that based on changes in our business environment and an analysis of projected cash flows, the carrying amount of certain goodwill and other long-lived assets in the U.S. and Canada, would not be recoverable. Accordingly, the resulting analysis necessitated a write-down of $107.9 million during the third quarter of fiscal year 1999, which was comprised of $89.5 million in the U.S. and $18.4 million in Canada. We also wrote-off an additional $1.6 million of goodwill during the fourth quarter of fiscal year 1999 related to the closure of our U.S. wholesale division. During fiscal year 2001, we recorded an $18.7 million write-down of goodwill in Australia in the second quarter and a $6.9 million write-down of goodwill in the U.S. in the fourth quarter.

3.	For fiscal year 1999, we had total restructuring charges of $40.0 million of which $17.6 million was for severance, $19.3 million for facilities, $3.1 million was for the write-off of leasehold improvements. For fiscal year 2000, we had a total credit of $4.1 million representing the reversal of prior year restructuring accruals. For fiscal year 2001, we had total restructuring charges of $15.7 million of which $21.8 million was for severance and $4.3 million was for facilities less the reversal of $10.4 million of a prior year restructuring accrual. For fiscal year 2002, we had a total credit of $2.0 million which represents the reversal of prior year restructuring accruals for facilities. For fiscal year 2003, we had a total credit of $0.6 million which represents the reversal of prior year restructuring accruals.

4.	EBITDA is computed as earnings from continuing operations before income taxes, interest expense, depreciation and amortization. This measure is a non-GAAP financial measure, defined as a numerical measure of our financial performance that exclude or include amounts so as to be different than the most directly comparable measure calculated and presented in accordance with GAAP in our statement of operations, balance sheet or statement of cash flows. Pursuant to the requirements of Regulation G under the Securities Act, we have provided a reconciliation of this non-GAAP financial measure to the most directly comparable GAAP financial measure.

Although EBITDA represents a non-GAAP financial measure, we consider this measure to be a key operating metric of our business. We use this measure in our planning and budgeting processes, to monitor and evaluate our financial and operating results and to measure performance of our separate divisions. We also believe that EBITDA is useful to investors because it provides an analysis of financial and operating results using the same measure as we use in evaluating the company. We expect that such measure provides investors with the means to evaluate our financial and operating results against other companies within our industry. In addition, we believe that this measure is meaningful to investors in evaluating our ability to meet our future debt service requirements, to fund our capital expenditures and working capital requirements. Our calculation of EBITDA may not be consistent with the calculation of this measure by other companies in our industry. EBITDA is not a measurement of financial performance under GAAP and should not be considered as an alternative to operating income (loss), as an indicator of our operating performance or any other measures of performance derived in accordance with GAAP. See reconciliation below:

	For the year ended March 31
(in thousands)	2003	2002	2001		2000	1999
Earnings (loss) from continuing operations before income taxes	$13,338	$(27,275)	$(270,844	)(a)(b)	$(9,395)	$(381,476	)(c)
Depreciation and Amortization	57,828	92,347	140,969		128,887	131,889
Interest Expense	32,822	42,298	82,648		104,201	77,456

EBITDA	$103,988	$107,370	$(47,227)		$223,693	$(172,131)

(a)	Includes restructuring charges of $15.7 million, a $62.6 million write-off of retail equipment inventory, a $10.1 million write-off of service and supply inventory and a $28.6 million charge related to the exit of various real estate facilities and the write-down of receivables and $14.1 million related to the write-off of certain rental assets.
(b)	Includes $25.6 million for the write-off of goodwill as described in footnote (1) above.

(c)	Includes restructuring charges of $40.0 million, write-off related to the reduction in the Kodak branded inventory as well as additional amounts related to the termination of certain agreements between us and Kodak of $30.7 million, write-off of terminated supply agreements between us and Kodak and the write-off of other assets of $27.1 million, the write-off of inventory related to the closure of U.S. wholesale operations of $0.5 million and a write-off of terminated Kodak agreements and other assets of $16.8 million. Additionally, it includes $53.4 million in costs associated with the commitment to Kodak under R&D agreements and $109.5 million for the write-off of goodwill and other long-lived assets.

(5)	Includes $12.9 million, $13.9 million and $4.4 million in capitalized costs in connection with our vision 21 initiative for fiscal year 2003, 2002 and 2001 respectively.

(6)	For fiscal year 2003, cash, cash equivalents and restricted cash includes $5.5 million of restricted cash in other assets which is generally restricted to the partial payment of the zero coupon senior subordinated notes.

(7)	Total debt is computed as follows (in thousands):

	For the year ended March 31
	2003	2002	2001	2000	1999
Current maturities of long-term debt and notes payable	$58,443	$36,293	$517,447	$86,776	$89,732
Long-term debt and notes payables, less current maturities	174,412	268,161	201,731	715,406	1,052,415

Total debt	$232,855	$304,454	$719,178	$802,182	$1,142,147

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

The following discussion should be read in conjunction with our audited consolidated financial statements and related notes appearing elsewhere in this filing. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, including, but not limited to, those described under “Special Notice Regarding Forward-Looking Statements” and “Risk Factors,” each included elsewhere in this filing.

INTRODUCTION

Management’s discussion and analysis of results of operations and financial condition (“MD&A”) is provided as a supplement to the accompanying audited consolidated financial statements and footnotes to help provide an understanding of our financial condition, changes in financial condition and results of operations. The MD&A is organized as follows:

Overview. This section provides a general description of our business, as well as recent significant transactions that have occurred during fiscal years 2003, 2002 and 2001 that we believe are important in understanding our results of operations, and anticipating trends in those operations.

Critical accounting policies and estimates. This section discusses those accounting policies that both are considered important to our financial condition and results, and require significant judgment and estimates on the part of management in their application. In addition, our significant accounting policies, including the critical accounting policies, are summarized in Note 1 to the accompanying audited consolidated financial statements.

Results of operations. This section provides an analysis of our results of operations for all three years presented in the accompanying consolidated statement of operations. This analysis is presented on a consolidated basis. In addition, a brief description is provided of transactions and events that impact the comparability of the results being analyzed.

Exchange rates. This section provides an analysis of where we operate and the impact foreign exchange rates have on our results.

Liquidity and capital resources. This section provides an analysis of our cash flows, as well as a discussion of our outstanding obligations and commitments, both firm and contingent, existing as of March 31, 2003. Included in the discussion of outstanding obligations is a discussion of the amount of financial capacity available to fund our future commitments, as well as a discussion of other financial arrangements.

Market risk management. This section discusses how we manage exposure to potential loss arising from adverse changes in interest rates, foreign currency exchange rates and changes in the market value of investments.

New accounting pronouncements. This section discusses the impact on our prospective financial reporting of new financial accounting policies issued by the Financial Accounting Standards Board, the SEC or the Accounting Oversight Board.

Special note regarding forward-looking statements. This section discusses how certain forward-looking statements made by us throughout the MD&A are based on management’s present expectations about future events and are inherently susceptible to uncertainty and changes in circumstances.

Overview

Based on revenue, we are the second largest independent provider of office imaging equipment, document solutions and related services and supplies in the United States and the largest independent provider of such products and services in Europe. We offer a wide range of state of the art office imaging products, and solutions that primarily include digital and color copiers, digital and color multi-function products or MFPs, facsimile machines and software. We also provide a wide range of contract services, including professional and consulting services, maintenance, supplies, leasing arrangements, technical support and training, on the installed base of equipment created primarily by our retail equipment and related sales. We operate in 25 countries and employ approximately 8,700 individuals.

Through the mid-1990s we grew rapidly, primarily through acquisitions of independent dealers who provided traditional office imaging equipment and related services and supplies, which had the effect of substantially increasing our indebtedness. In December 1996, in an acquisition which approximately doubled our revenues, we acquired the large analog-only office equipment base of Kodak for approximately $588 million. This acquisition also included the sales and service organizations related to the acquired Kodak equipment base and approximately doubled the size of our workforce. Subsequently, the technological shift from analog to digital equipment commenced and accelerated rapidly thereafter. At the same time, we experienced increased challenges in integrating the businesses we had acquired. Between late 1997 and mid 2001, due in part to our high debt levels, we struggled through a series of financial and operating difficulties and leadership changes and, in December 1999, we sold $218.0 million of Senior Convertible Participating Shares to an investor group led by Cypress Merchant Banking Partners II, LLP, the proceeds of which were used to repay a portion of our indebtedness. In early 2001, we hired Lang Lowrey as Chief Executive Officer and commenced an effort to rationalize our operations, improve working capital, reduce indebtedness and position our business for profitable growth.

We have taken the following initiatives, among others, to strengthen our business operations and our balance sheet since the beginning of fiscal year 2001:

•	sold DSI, a facilities management business, for approximately $285 million in cash, after giving effect to purchase price adjustments, and used the net proceeds for debt reduction;

•	reduced selling, general and administrative expenses by approximately $157 million, or 24.4%, from fiscal year 2001 to fiscal year 2003, due in part to a worldwide program to reduce headcount by approximately 1,500 employees;

•	implemented new compensation programs for our senior management and U.S. field sales force that emphasize EBITDA, cash generation, debt reduction and improved gross profit margins for new retail equipment and related sales; and

•	capitalized on a number of one-time opportunities, including the receipt of a U.S. tax refund of $18.2 million in fiscal year 2002, the realization of $16 million in lease and residual payments from a diminishing external lease funding program through fiscal year 2003 and the full repayment of $36.7 million of obligations under our former TROL financing facility during fiscal year 2003.

Primarily as a result of the above initiatives, we:

•	reduced our outstanding indebtedness, net of cash on hand and $5.5 million of restricted cash or net debt from $650.1 million at March 31, 2001 to $145.9 million at March 31, 2003;

•	increased our EBITDA from $(47.2) million for fiscal year 2001 to $104.0 million for fiscal year 2003; and

•	improved U.S. retail equipment and related sales gross profit margins from 15.8% for fiscal year 2001 to 37.1% for fiscal year 2003.

Our reportable segments are United States, Europe and International. Our reportable segments do not include the discontinued operations of DSI. Our International segment includes operations in several South American countries that are experiencing political, social and economic upheaval. We continue to evaluate the viability and future prospects of these businesses in those countries in light of uncertain conditions. Should we decide to downsize or exit any of these businesses, we could incur costs in respect of severance and closure of facilities and we may also be required to recognize cumulative translation losses that would reduce our earnings, all or any of which may be material.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our management strives to report our financial results in a clear and understandable manner, even though in some cases accounting and disclosure rules are complex and require technical terminology. We follow accounting principles generally accepted in the United States in preparing our consolidated financial statements contained elsewhere and incorporated by reference herein, which require us to make certain estimates and apply judgments that affect our financial position and results of operations. Our management continually reviews our accounting policies, how they are applied and how they are reported and disclosed in our financial statements. Following is a summary of our critical accounting policies and how they are applied in the preparation of our financial statements.

Allowances for Accounts Receivable—We provide allowances for doubtful accounts on our accounts receivable for estimated losses. Our estimates are based upon the aging of our receivable accounts. If the financial condition of any of our customers were to deteriorate, which could result in the impairment of their ability to make payments to us, additional allowances may be required. The following table summarizes our net accounts receivable.

	At March 31,
(dollars in thousands)	2003	2002
Accounts Receivable	$298,739	$334,631
Bad Debt Reserve	(41,410)	(42,281)

Net Accounts Receivable	$257,329	$292,350

Bad Debt Reserve as a % of Total	13.9%	12.6%

During fiscal year 2002, we were advised by our independent public accountants of a “reportable condition” under standards established by the American Institute of Certified Public Accountants related to certain matters involving our internal control and operations. Such condition relates to continuing deficiencies in the design and operation of internal controls as they relate to our U.S. billing and collection functions. We acknowledge this condition, which has been reported to our audit committee, and expect the “reportable condition” will continue for fiscal year 2003 related to the same matter. Further, we are in the process of addressing this control issue concurrently with the implementation of our Oracle ERP System.

Inventories—Our inventory levels are based on our projections of future demand and market conditions. Any unexpected decline in demand and/or rapid product improvements or technological changes may cause us to have excess and/or obsolete inventories. The transition of our industry from analog to digital photocopiers has resulted in the obsolescence of some of our retail equipment, supplies and parts. Additional obsolescence could occur for some of our remaining retail equipment, supplies and parts, particularly as it relates to our Kodak installed base, which is primarily analog. We have taken reserves against these items in current and prior periods. On an ongoing basis, we review for estimated obsolete or unmarketable inventories and write-down our inventories to their estimated net realizable value based upon our forecasts of future demand and market conditions using historical trends and analysis. If actual market conditions are less favorable than our forecasts due, in part, to a greater acceleration within the industry to digital office imaging equipment, additional inventory write-downs may be required. Our estimates are influenced by a number of considerations, including but not limited to the following: sudden decline in demand due to economic downturns, rapid product improvements and technological changes and our ability to return to vendors a certain percentage of our purchases.

Revenue Recognition—Retail equipment and related sales are recognized upon acceptance of delivery by the customer and, in the case of equipment sales financed by third party finance or leasing companies, at the time of credit acceptance by the finance or leasing company, if later. However, for the sale of certain digital equipment that requires comprehensive setup by us before it can be used by a customer, such as a Heidelberg 9110/9150 or equivalent type of equipment, revenue is recognized upon acceptance of delivery by the customer and installation. Supply sales to customers are recognized at the time of shipment unless supply sales are included in a service contract, in which case supply sales are recognized upon usage by the customer.

Operating lease income is recognized as earned over the lease term. Maintenance contract service revenues are recognized ratably over the term of the underlying maintenance contracts. Deferred revenue consists of unearned maintenance contract revenue that is recognized using the straight-line method over the life of the related contract, generally three to twelve months.

Residual Values—We perform an annual review of the unguaranteed residual values of leased equipment to verify that the recorded residual values do not exceed market valuations. If the residual value is below the market value, a reserve is charged to cost of goods sold. No residual value is recorded for used equipment.

Deferred Income Taxes— As part of the process of preparing our consolidated financial statements, we have to estimate our income and corporation taxes in each of the taxing jurisdictions in which we operate. This process involves estimating our actual current tax expense together with assessing any temporary differences resulting from the different treatment of certain items, such as the timing for recognizing revenues and expenses for tax and accounting purposes. These differences may result in deferred tax assets and liabilities, which are included in our consolidated balance sheet.

In accordance with Statement of Financial Accounting Standards No. 109, we evaluate, quarterly, the likelihood that our deferred tax assets, which include net operating loss carryforwards and temporary differences that are expected to be deductible in future years, will be recoverable from future taxable income or other tax planning strategies. If recovery is not likely, we have to provide a valuation allowance based on our estimates of future taxable income in the various taxing jurisdictions, and the amount of deferred taxes that are ultimately realizable. The provision for current and deferred tax liabilities involves evaluations and judgments of uncertainties in the interpretation of complex tax regulations by various taxing authorities.

At March 31, 2003 and March 31, 2002, we had deferred tax assets in excess of deferred tax liabilities of $123.2 million and $127.1 million respectively. Management determined that it is more likely than not that $89.3 million and $88.3 million, respectively, of such net assets will be realized, resulting in a valuation allowance of $33.9 million and $38.8 million, respectively.

Approximately $175.0 million of future U.S. taxable income is ultimately needed to realize the net deferred tax assets at March 31, 2003. Failure to achieve forecasted taxable income might affect the ultimate realization of the net deferred tax assets. Factors that may affect our ability to achieve sufficient forecasted taxable income include, but are not limited to, the following: increased competition, a decline in sales or margins, loss of market share, delays in product availability or technological obsolescence.

In addition, the company operates within multiple taxing jurisdictions and is subject to audit in these jurisdictions. These audits can involve complex issues, which may require an extended period of time to resolve. In management’s opinion, adequate provisions for income and corporation taxes have been made for all years.

Goodwill—As described in Note 2 to the accompanying consolidated financial statements, we review our goodwill and indefinite-lived intangible assets annually for possible impairment, or more frequently if impairment indicators arise. Separable intangible assets that have finite lives will continue to be amortized over their estimated useful lives.

During the first quarter of fiscal year 2003, we finalized the required transitional impairment tests of goodwill and indefinite-lived intangible assets under the requirements of Statement of Financial Accounting Standards No., or SFAS 142. Based on the results of the transitional impairment tests, no adjustments for impairment were necessary. We then performed our annual impairment test as of December 31, 2002, which resulted in no adjustment for impairment.

We had goodwill of $257.0 million as of March 31, 2003. If it was determined under SFAS 142 that our goodwill was impaired, we would be required to write-down the value of such goodwill in amounts that could be material.

RESULTS OF OPERATIONS

The following table sets forth for the periods indicated the percentage of total revenue represented by certain items in our Consolidated Statements of Operations:

	For the year ended March 31,
	2003	2002	2001
Revenue:
Retail equipment and related sales	34.1%	34.6%	34.6%
Retail service, supplies and rentals	59.9	60.3	59.9
Wholesale	6.0	5.1	5.5

Total revenue	100.0	100.0	100.0
Cost of revenue	62.6	64.6	71.0

Gross profit	37.4	35.4	29.0
Selling, general and administrative expenses	34.6	34.2	36.2
Write-off of goodwill	—	—	1.4
Restructuring charges (credits)	—	(0.1)	0.9
Other (income) expense	(0.4)	0.7	1.3

Operating earnings (loss) from continuing operations	3.2	0.6	(10.8)
Interest expense	(2.3)	(2.7)	(4.7)
Interest income	0.1	0.4	0.2

Earnings (loss) from continuing operations before income taxes	1.0	(1.7)	(15.3)
Provision (benefit) for income taxes	0.3	(1.1)	(2.1)

Earnings (loss) from continuing operations before extraordinary items	0.7	(0.6)	(13.2)

Note: Certain prior year amounts have been reclassified to conform with the current year presentation.

The following table sets forth for the periods indicated the change in our revenue classifications from the prior year:

	For the year ended March 31,
	2003	2002	2001
Retail equipment and related sales	(11.5)%	(12.3)%	(17.2)%
Retail service, supplies and rentals	(10.6)	(11.7)	(22.3)
Wholesale	7.1	(18.7)	(7.9)
Total revenue	(10.0)	(12.3)	(19.9)

The following table sets forth for the periods indicated the gross profit margin percentage for each of our revenue classifications:

	For the year ended March 31,
	2003	2002	2001
Retail equipment and related sales	34.8%	26.8%	15.6%
Retail service, supplies and rentals	40.7	41.7	37.8
Wholesale	19.1	18.5	16.7
Total	37.4	35.4	29.0

The following tables set forth for the periods indicated the revenue, gross profit and operating earnings (loss) from continuing operations for each of our operating segments:

	For the year ended March 31,
(in thousands)	2003	2002	2001
Revenues:
United States	$747,787	$871,508	$1,019,019
Europe	532,248	542,426	602,877
International	119,939	144,945	159,864
Other (1)	—	(3,703)	(8,518)

Total Revenues	$1,399,974	$1,555,176	$1,773,242

Gross Profit:
United States	$319,414	$336,089	$339,025
Europe	169,534	165,379	158,468
International	34,214	49,367	49,493
Other (1)	—	(953)	(33,129)

Total Gross Profit	$523,162	$549,882	$513,857

Operating earnings (loss) from continuing operations:
United States	$39,648	$17,201	$(64,010)
Europe	26,346	11,886	(25,475)
International	(11,434)	4,959	(37,864)
Other (1)	(9,649)	(24,791)	(64,019)

Total operating earnings (loss) from continuing operations	$44,911	$9,255	$(191,368)

(1)	Other includes the elimination of inter-segment revenues, corporate expenses, restructuring, foreign exchange gains/losses, corporate assets, deferred tax assets and assets of discontinued operations.

The following table sets forth for the periods indicated the percentage growth for each of our operating segments:

	For the year ended March 31,
	2003	2002	2001
United States	(14.2)%	(14.5)%	(15.9)%
Europe	(1.9)	(10.0)	(21.6)
International	(17.3)	(9.3)	(19.2)
Total revenue	(10.0)	(12.3)	(19.9)

The following tables set forth for the periods indicated the gross profit margin percentage and operating earnings (loss) from continuing operations margin percentages for each of our operating segments:

	For the year ended March 31,
	2003	2002	2001
Gross profit margin:
United States	42.7%	38.6%	33.3%
Europe	31.9	30.5	26.3
International	28.5	34.1	31.0
Operating earnings (loss) from continuing operations margin:
United States	5.3%	2.0%	(6.3)%
Europe	4.9	2.2	(4.2)
International	(9.5)	3.4	(23.7)

Fiscal Year 2003 Compared to Fiscal Year 2002

Revenue

In fiscal year 2003, our revenue from continuing operations decreased by 10.0% to $1.4 billion from $1.6 billion in fiscal year 2002, with the United States segment down 14.2%, the European segment down 1.9% and the International segment down 17.3%. Approximately 53.3% of our revenue in fiscal year 2003 was generated by our United States segment, 38.1% by our European segment and 8.6% by our International segment. Our revenue for fiscal year 2003 was affected by the positive impact of foreign currency movements, which increased revenue by approximately $54.1 million. Excluding the positive foreign currency movement, our total revenues decreased 13.5% during fiscal year 2003.

Our fiscal year 2003 retail equipment and related sales declined by 11.5% to $476.7 million from $538.4 million in fiscal year 2002, with the United States segment down 12.0%, the European segment down 10.1% and the International segment down 19.9%. After excluding the positive impact of foreign currency movements of approximately $17.4 million, our fiscal year 2003 retail equipment sales decreased by 14.7%.

Our retail service, supplies and rentals revenue declined by 10.6% to $838.7 million in fiscal year 2003 from $937.8 million in fiscal year 2002 with the United States segment down 15.4%, the European segment up 0.8% and the International segment down 15.6%. After excluding the positive impact of foreign currency movements of approximately $27.5 million, our fiscal year 2003 retail service, supplies and rentals revenue declined by 13.5%.

The decline in our revenue was primarily due to the following factors:

•	the transition in our industry from analog to digital products and the resulting lower retail equipment placements and reduced machines in field or MIFs;

•	increased competition as a result of technology convergence, such as the advent of MFPs, and an increase in the migration of copy volume from traditional stand alone copiers to network printers, which resulted in lower service and supplies revenue and manufacturers selling on a direct basis;

•	our decision to reduce our sales force and the number of geographic locations and markets in which we operate;

•	reduced retail equipment and related sales revenue as a result of our focus on higher margin transactions; and

•	a weakening of global economic conditions which resulted in reduced or delayed capital spending by customers.

Our fiscal year 2003 wholesale revenue increased 7.1% to $84.5 million from $78.9 million in fiscal year 2002. This was primarily due to the positive impact of foreign currency movements which increased fiscal year 2003 wholesale revenue by approximately $9.2 million offset by declines in revenue due to the competitive market and the worldwide economic downturn.

Gross Profit

For fiscal year 2003, our consolidated gross profit decreased 4.9% to $523.2 million from $549.9 million in fiscal year 2002. Our consolidated gross profit margin increased to 37.4% in fiscal year 2003 from 35.4% in fiscal year 2002. The gross profit margin for the United States segment increased to 42.7% from 38.6%, the European segment increased to 31.9% from 30.5%

while the International segment decreased to 28.5% from 34.1%. The primary reasons for the increase in our consolidated gross profit margin were higher margins in the United States, positive effect of foreign currency movements in Europe and an increase in equipment leasing income of approximately $11.9 million related to higher lease and residual payments from a diminishing external lease funding program. This increase was partially offset by a $3.9 million charge that consisted primarily of write-downs of inventory and residual values in Canada.

Retail equipment margins increased to 34.8% for fiscal year 2003 from 26.8% for fiscal year 2002, due to an emphasis on higher margin transactions in the United States and Europe and higher lease and residual payments. Retail service, supplies and rental margins decreased to 40.7% in fiscal year 2003 from 41.7% in fiscal year 2002, due to higher costs in Europe and a $1.5 million write-down of inventory and residual values in Canada. Wholesale margins increased to 19.1% in fiscal year 2003 from 18.5% in fiscal year 2002 primarily due to higher margin transactions in the current year.

SG&A

Our selling, general and administrative expenses, or SG&A, declined 8.7% to $484.9 million in fiscal year 2003 from $531.3 million in fiscal year 2002. As a percentage of total revenue, SG&A expenses increased to 34.6% from 34.2% primarily due to lower revenues and approximately $10.9 million of expenses associated with the implementation of our Vision 21 reengineering initiative, which includes our U.S. management information system, offset in part, by a $3.5 million reversal of a prior year facilities reserve related to our TROL facilities.

Restructuring Charges (Credits)

We reversed $0.6 million of restructuring charges in fiscal year 2003 that were incurred in previous years due to a re-evaluation of those amounts.

Other (Income) Expense

Other (income) expense increased to ($6.1) million in fiscal year 2003 from $11.3 million in fiscal year 2002. This change was primarily due to the discontinuance of goodwill amortization and a $7.1 million foreign exchange gain in fiscal year 2003 versus a $3.0 million foreign exchange gain in fiscal year 2002 and $3.1 million of country exit costs and impairment costs incurred in fiscal year 2002.

Operating Earnings (Loss) from Continuing Operations

Operating earnings from continuing operations increased to $44.9 million in fiscal year 2003 compared to operating earnings from continuing operations of $9.3 million in fiscal year 2002. Earnings for the comparable prior year included a $8.0 million charge associated with the consolidation and exiting of certain facilities and a $2.0 million net credit for restructuring reserves.

Interest Expense and Interest Income

Our interest expense decreased to $32.8 million in fiscal year 2003 compared to $42.3 million in fiscal year 2002. This decrease was the result of reduced outstanding debt over the past twelve months offset in part by increased interest rates. Interest income decreased by $4.5 million to $1.2 million in fiscal year 2003 due to lower cash balances and interest income on a United States income tax refund received in fiscal year 2002.

Income Taxes

Our income tax expense of $3.6 million for fiscal year 2003 compared to a tax benefit of $17.4 million for fiscal year 2002. The effective income tax rate was 27.0% for fiscal year 2003 compared to a income tax benefit rate of 63.8% for fiscal year 2002. The change in the effective tax rate is primarily due to the generation of net earnings rather than losses and the recognition of loss carryforwards in various tax jurisdictions.

Net Earnings (Loss) from Continuing Operations, Before Extraordinary Items

Our net income from continuing operations before extraordinary items of $9.7 million in fiscal year 2003, compared to a net loss from continuing operations before extraordinary items of $9.9 million in fiscal year 2002. After allowing for the dilutive effect of dividends on our participating shares, we incurred a net loss from continuing operations before extraordinary items available to common shareholders of $0.13 per American depositary share, or ADS, in fiscal year 2003 compared to a net loss from continuing operations before extraordinary items available to common shareholders of $0.43 per ADS in fiscal year 2002.

Net Earnings (Loss)

Our net earnings of $9.7 million in fiscal year 2003 compared to net earnings of $137.6 million in fiscal year 2002 for the reasons discussed above. After allowing for the dilutive effect of dividends on our participating shares, we had a net loss available to common shareholders of $0.13 per ADS in fiscal year 2003 compared to net earnings available to common shareholders of $1.95 per ADS in fiscal year 2002.

Fiscal Year 2002 compared to Fiscal Year 2001

Revenue

In fiscal year 2002, our revenue from continuing operations decreased by 12.3% to $1.6 billion from $1.8 billion in fiscal year 2001, with the United States segment down 14.5%, the European segment down 10.0% and the International segment down 9.3%. Approximately 55.8% of our revenue in fiscal year 2002 was generated by our United States segment, 34.9% by our European segment and 9.3% by our International segment. Our revenue for fiscal year 2002 was affected by the negative impact of foreign currency movements, which reduced revenue by approximately $21.7 million. Excluding that impact, our total revenue decreased 11% during fiscal year 2002.

Our fiscal year 2002 retail equipment and related sales declined by 12.3% to $538.4 million from $614.1 million in fiscal year 2001 with the United States segment down 16.2%, the European segment down 10.9% and the International segment down 3.9%. After excluding the negative impact of foreign currency movements of approximately $7.6 million, our fiscal year 2002 retail equipment sales decreased by 11.1%.

Our retail service, supplies and rentals revenue declined by 11.7% to $937.8 million in fiscal year 2002 from $1,062.0 million in fiscal year 2001 with the United States segment down 13.5%, the European segment down 6.7% and the International segment down 12.4%. After excluding the negative impact of foreign currency movements of approximately $12.2 million, our fiscal year 2002 retail service, supplies and rentals revenue declined by 10.5%.

The decline in our revenue was primarily due to the following factors:

•	the transition in our industry from analog to digital products and the resulting lower retail equipment placements and reduced MIF;

•	increased competition as a result of technology convergence, such as the advent of MFPs and an increase in the migration of copy volume from traditional stand alone copiers to network printers, which resulted in lower service and supplies revenue and manufacturers selling on a direct basis;

•	our decision to reduce our sales force and the number of geographic locations and markets in which we operate;

•	reduced new retail equipment and related sales revenue as a result of our focus on higher margin transactions and

•	a weakening of global economic conditions which resulted in reduced or delayed capital spending by customers.

Our fiscal year 2002 wholesale revenue declined 18.7% to $78.9 million from $97.1 million in fiscal year 2001. This was primarily due to the competitive market, the worldwide economic downturn and the negative impact of foreign currency movements which reduced fiscal year 2002 wholesale revenue by approximately $1.9 million.

Gross Profit

For fiscal year 2002, our consolidated gross profit increased 7.0% to $549.9 million from $513.9 million in fiscal year 2001. Our consolidated gross profit as a percentage of total revenue increased to 35.4% in fiscal year 2002 from 29.0% in fiscal year 2001. The gross profit margin for the United States segment increased to 38.6% from 33.3%, while the European segment increased to 30.5% from 26.3% and the International segment increased to 34.1% from 31.0%. The primary reason for the increase in our consolidated gross profit margin was an $86.8 million write-off of excess, obsolete and non-recoverable equipment, parts and accessories in fiscal year 2001, which was a result of the office imaging industry’s rapid transition to digital products. The write-off was included in fiscal year 2001’s cost of retail equipment sales ($62.6 million) and retail service, supplies and rental costs ($24.2 million).

Retail equipment margins increased to 26.8% for fiscal year 2002 from 25.8% for fiscal year 2001, excluding the $62.6 million charge discussed above or 15.6% including such charge. Retail service, supplies and rental margins increased to 41.7% in fiscal year 2002 from 40.1% in fiscal year 2001, excluding the $24.2 million charge discussed above or 37.8% including such charge. Wholesale margins increased to 18.5% in fiscal year 2002 from 16.7% in fiscal year 2001.

SG&A

Our SG&A expenses declined 17.2% to $531.3 million in fiscal year 2002 from $641.5 million in fiscal year 2001, while as a percentage of total revenue, SG&A expenses decreased to 34.2% from 36.2%. Excluding a charge of $8.0 million related to the exit of certain facilities in the current year and $28.6 million relating to charges for the exit of real estate facilities and receivables in the prior year, SG&A declined to 33.6% from 34.6% of total revenue, respectively. The reduction was primarily attributable to lower selling expenses resulting from reduced sales and a decrease in our work force partially offset by an increase in our bad debt expense, software write-offs and executive contract termination charges.

Restructuring Charges (Credits)

Our pre-tax restructuring charge of $11.0 million in fiscal year 2002, which included a $4.9 million charge for severance and a $6.1 million charge for the exit of facilities. The hiring of a new Chief Executive Officer in March of 2001 was the first in a series of changes to our senior management team. Upon completion of the financial restructuring plan at the end of the first quarter of fiscal year 2002, we made additional significant changes to our senior management team, including the hiring of new Chief Operating Officers for Danka Europe, Danka International and Danka United States. Our new management team reviewed the existing restructuring plan and as a result of changing business conditions in the United States and Europe and revisions to our business strategies, we decided to modify our fiscal year 2001 and fiscal year 2002 restructuring plans. Additionally, higher than anticipated employee attrition reduced cash outlay requirements for severance. As a result of these actions and evaluations, we reversed $13.0 million of fiscal year 2001 severance and facility restructuring reserves in fiscal year 2002

We had a $27.5 million pre-tax restructuring charge during the third quarter of fiscal year 2001, which related principally to our plan to bring our cost structure into line with our revenue and margin expectations. The fiscal year 2001 restructuring charge was reduced by $11.8 million in reversals of restructuring charges incurred in prior periods, resulting in a net charge of $15.7 million. Of the total amount reversed, $10.4 million related to our fiscal year 1999 restructuring plan and $1.4 million related to our fiscal year 2001 restructuring plan. The reversals resulted from favorable lease settlements and revised estimates of amounts required to settle remaining lease obligations.

Goodwill Write-offs

In the third quarter of fiscal year 2001, we wrote off $18.7 million of goodwill attributable to our Australian subsidiary. In the fourth quarter of fiscal year 2001, we wrote off $6.9 million of goodwill related to one of our United States subsidiaries. These write-offs of goodwill in those years were necessary since our forecasted future cash flows from these subsidiaries’ operations were insufficient to recover the amount of goodwill recorded.

Other (Income) Expense

Other expense decreased to $11.3 million in fiscal year 2002 from $22.5 million in fiscal year 2001. This change is primarily due to a $3.0 million foreign exchange gain in fiscal year 2002 versus a $9.6 million foreign exchange loss in fiscal year 2001, a $2.4 million charge in the fiscal year 2002 year associated with our decision to exit from certain non-strategic businesses and $0.7 million of charges for the impairment of certain assets.

Operating Earnings (Loss) from Continuing Operations

Operating earnings from continuing operations increased to $9.3 million in fiscal year 2002 compared to an operating loss from continuing operations of $191.4 million in fiscal year 2001. Earnings in the current year included a $8.0 million charge associated with the consolidation and exiting of certain facilities and a $2.0 million net credit for restructuring reserves.

Earnings for the comparable prior year included a $15.7 million restructuring charge, a $86.8 million write-down for analog inventory and rental equipment and a $25.6 million write-off of goodwill.

Interest Expense and Interest Income

Our interest expense decreased to $42.3 million in fiscal year 2002 compared to $82.6 million in fiscal year 2001. This decrease was the result of reduced outstanding debt, lower interest rates and reduced bank waiver fees. Interest income increased by $2.6 million due to $3.6 million of interest received as the result of a United States income tax refund.

Income Taxes

Our income tax benefit was $17.4 million for fiscal year 2002 compared to a tax benefit of $37.3 million for fiscal year 2001. The effective income tax benefit rate was 63.8% for fiscal year 2002 compared to 13.8% for fiscal year 2001. The increase in the effective tax rate was primarily due to the recognition of loss carryforwards in the United Kingdom.

Net Earnings (Loss) from Continuing Operations, Before Extraordinary Items

We reported a net loss from continuing operations before extraordinary items of $9.9 million in fiscal year 2002, compared to a net loss from continuing operations before extraordinary items of $233.5 million in fiscal year 2001. After allowing for the dilutive effect of dividends on our participating shares, we incurred a net loss from continuing operations before extraordinary items available to common shareholders of $0.43 per ADS in fiscal year 2002 compared to a net loss from continuing operations before extraordinary items available to common shareholders of $4.13 per ADS in fiscal year 2001.

Discontinued Operations, Net of Tax

Discontinued operations, net of tax, include the operations of DSI that were sold on June 29, 2001. For fiscal year 2002, earnings from discontinued operations were $119.5 million, which included a $115.9 million gain on the sale of DSI and $3.6 million for net earnings from discontinued operations. For fiscal year 2001 net earnings from discontinued operations were $13.0 million. Net earnings from discontinued operations were $1.93 per ADS in fiscal year 2002 and $0.22 per ADS in fiscal year 2001.

Extraordinary Gain, net of Tax

The $27.9 million extraordinary gain on the early retirement of debt, net of tax, in fiscal year 2002 was the result of the debt forgiveness arising from the exchange offer for our 6.75% convertible subordinated notes due in 2002. Net earnings from extraordinary items were $0.45 per ADS in fiscal year 2002.

Net Earnings (Loss)

Our net earnings was $137.6 million in fiscal year 2002 compared to a net loss of $220.6 million in fiscal year 2001 for the reasons discussed above. After allowing for the dilutive effect of dividends on our participating shares, we had net earnings available to common shareholders of $1.95 per ADS in fiscal year 2002 compared to a net loss available to common shareholders of $3.91 per ADS in fiscal year 2001.

EXCHANGE RATES

We operate in 25 countries worldwide. Fluctuations in exchange rates between the dollar and the currencies in each of the countries in which we operate affect:

•	the results of our international operations reported in United States dollars; and

•	the value of the net assets of our international operations reported in United States dollars.

Our results of operations are affected by the relative strength of currencies in the countries where our products are sold. Approximately 46.6%, 44.2% and 43.0% of our revenue in fiscal year 2003, 2002 and 2001, respectively, was generated outside the United States. In fiscal year 2003, approximately 30.4% of our revenue was generated in Euro countries, 7.7% in the United Kingdom, and 8.5% in other foreign locations. In fiscal year 2002, approximately 27.7% of our revenue was generated in Euro countries, 7.2% in the United Kingdom, and 9.3% in other foreign locations. In fiscal year 2001, approximately 26.5% of our revenue was generated in Euro countries, 7.5% in the United Kingdom, and 9.0% in other foreign locations.

During fiscal year 2003, the Euro and the United Kingdom pound strengthened against the dollar by approximately 12.3% and 7.8%, respectively. This positively impacted revenue by approximately $54.2 million and was also the primary reason for the $24.5 million decrease in cumulative currency translation losses in shareholders’ equity for fiscal year 2003. During fiscal year 2002, the Euro and the United Kingdom pound weakened against the dollar by approximately 2.5% and 3.1%, respectively. This negatively impacted revenue by approximately $21.7 million and was also the primary reason for the $7.5 million increase in cumulative currency translation losses in shareholders’ equity for fiscal year 2002.

Our inter-company loans are subject to fluctuations in exchanges rates between the U.S. dollar and the currencies in each of the countries in which we operate, primarily the euro and the United Kingdom pound. Based on the outstanding balance of our inter-company loans at March 31, 2003, a change of 1% in the exchange rate for the euro and United Kingdom pound, would cause an increase/decrease in our foreign exchange gain of approximately $0.1 million.

Our results of operations and financial condition have been, and in the future may be, adversely affected by the fluctuations in foreign currencies and by translation of the financial statements of our non-United States subsidiaries, including our European, South American and Latin American subsidiaries, from local currencies to the dollar. Generally, we do not hedge our exposure to changes in foreign currency. Gains and losses included in the consolidated statements of operations from foreign currency transactions included a $7.1 million gain in fiscal 2003, a $3.0 million gain in fiscal 2002 and a $9.6 million loss in fiscal 2001.

LIQUIDITY AND CAPITAL RESOURCES

The following summarizes our cash flows for fiscal years 2003, 2002 and 2001 as reported in our Consolidated Statements of Cash Flows in the accompanying Consolidated Financial Statements:

	For the year ended March 31,
(In Thousands)	2003	2002	2001
Net cash provided by operating activities	$155,018	$155,566	$126,941
Net cash provided by (used in) investing activities	(41,977)	224,345	(62,773)
Net cash used in financing activities	(92,749)	(392,923)	(67,640)
Effect of exchange rates	1,731	3,397	7,696

Net increase/(decrease) in cash	22,023	(9,615)	4,224
Cash and cash equivalents, beginning of period	59,470	69,085	64,861

Cash and cash equivalents, end of period	$81,493	$59,470	$69,085

Cash flows

Our net cash flow provided by operating activities was $155.0 million, $155.6 million, and $126.9 million in fiscal years 2003, 2002 and 2001, respectively. The slight decrease in net cash provided by operating activities for fiscal year 2003 was primarily due to reduced proceeds from the sale of equipment that was partially offset by increased profitability from continuing operations from our United States and European segments and continuing improvements in cash provided by working capital. The increase in net cash provided by operating activities for fiscal year 2002 was primarily due to a significant improvement in earnings, net of extraordinary items, combined with the receipt of a $18.2 million U.S. income tax refund (which included $3.6 million of associated interest income) that was partially offset by a decline in other balance sheet accounts.

Our net cash flow provided by, used (in) investing activities was $(42.0) million, $224.3 million and ($62.8) million for fiscal years 2003, 2002 and 2001, respectively. The decrease in fiscal year 2003 cash provided by investing activities was primarily due to the non-recurrence of the sale of DSI to Pitney Bowes which occurred in fiscal year 2002 along with reduced capital spending.

Our net cash flow used in financing activities was $92.7 million, $392.9 million and $67.6 million for fiscal years 2003, 2002 and 2001, respectively. The decrease in net cash used in financing activities for fiscal year 2003 was due primarily to lower debt repayments. The increase in net cash used in financing activities for fiscal year 2002 was due to the repayment of debt primarily from proceeds from the sale of DSI and from the cash flow from operations discussed above.

Outstanding Obligations and Commitments

The following tables set forth information concerning our obligations and commitments to make future payments under contracts, such as our debt and lease agreements, and under contingent commitments.

		Payments due in
Contractual Obligations	Total	Less than 1 year	1 – 3 years	4 – 5 years	After 5 years
(in 000’s)
Credit facility	$112,889	$53,176	$59,713	$—	$—
Notes payable	112,114	—	47,594	—	64,520
Capital leases	4,305	2,410	1,026	869	—
Other long-term obligations	3,547	2,857	257	162	271

Total contractual obligations	$232,855	$58,443	$108,590	$1,031	$64,791

		Amount of commitment expiration per period
Other Commercial commitments	Total	Less than 1 year	1 – 3 years	4 – 5 years	After 5 years
(in 000’s)
Lease commitments	$161,639	$48,752	$50,423	$26,694	$35,770
Letters of credit	30,000	—	30,000	—	—

Total commercial commitments	$191,639	$48,752	$80,423	$26,694	$35,770

Existing credit facility

Our existing credit facility is with a consortium of international lenders and matures on March 31, 2006. At March 31, 2003, we had an outstanding balance of $112.9 million under our existing credit facility in the form of term loans, with no amount due under the $65.0 million revolving portion of our existing credit facility. Availability of the revolver commitment is based on the amount of our receivables and inventory. As of March 31, 2003, the available commitment under the revolving portion of our existing credit facility was $65.0 million.

During fiscal year 2003 we paid fees in the amount of $6.9 million to extend our existing credit facility for an additional two years through March 31, 2006, and fees of $4.3 million in order to amend certain terms of our existing credit facility effective December 31, 2002. On July 1, 2002, December 31, 2002 and March 31, 2003, we paid the lenders under our existing credit facility a fee equal to 1% of the total commitment under the existing credit facility. In addition, we will be required to pay fees of 1% of total commitments at June 30, 2003, December 31, 2003, March 31, 2004, December 31, 2004, March 31, 2005 and June 30, 2005, and a fee of 2% of the total commitments at June 30, 2004.

We paid $11.2 million in bank fees and $6.6 million in third party fees in our 2002 fiscal year relating to the credit facility. We have paid $20.4 million in bank fees related to the credit facility during fiscal 2003. These fees are being amortized over the term of the facility and at March 31, 2003, we had $22.4 million of unamortized debt issuance costs, anniversary fees and amendment fees.

Our credit facility requires that we maintain minimum levels of adjusted consolidated net worth and cumulative consolidated EBITDA and a minimum ratio of consolidated EBITDA to cash interest expense and bank fees paid and contains limitations on the amounts of our annual capital expenditures, each as defined in the credit facility. The credit agreement reached with the lenders on June 29, 2001 contained certain covenants which escalated for each rolling four quarter period and which, in addition to the cost of the facility, have encouraged us to seek an early refinancing of the debt under the credit facility. On December 31, 2002 we modified the credit agreement which, among other things, included an amendment which fixed the required amount of consolidated cumulative EBITDA for the trailing four fiscal quarter periods for periods ending on or after December 31, 2002 at $91.5 Million. Our EBITDA for the first, second third and fourth quarters of fiscal 2003 was $29.8 million, $23.9 million, $27.2 million and $23.1 million respectively, for a total of $104.0 million.

Our results of operations continue to be adversely impacted by the shift from analog to digital equipment, technology convergence and the difficult global economic and market conditions. In addition, certain of our non U.S. operations have traditionally experienced lower revenues in the second quarter of our fiscal year. In order to satisfy the minimum EBITDA covenant through the first two quarters of fiscal 2004 we must have EBITDA totaling $41.2 million. We currently expect to exceed this level and we currently expect substantial improvement in our EBITDA levels in the second half of fiscal 2004 but there can be no assurance we will do so.

We must also maintain a minimum level of EBITDA to cash interest expense (which includes bank fees paid). This ratio escalates over time, and was originally set at 2.74 to 1.00 for our fourth quarter. By agreements with our lenders, this ratio was waived and amended to 2.30 to 1.00 for our fourth quarter of fiscal 2003 and our first quarter of fiscal 2004. This was due to the adverse impact on this ratio of the substantial fees paid in the first half of fiscal year 2003; in particular the $7.1 million paid for the extension of the credit facility through fiscal year 2006. The ratio will escalate to 2.74 to 1.00 beginning in the second quarter of fiscal 2004. We expect to achieve EBITDA levels sufficient to cover the interest and bank fees we expect to incur during fiscal 2004 and, hence, satisfy this covenant; however, there can be no assurance we will do so.

If we were to fail to satisfy the minimum EBITDA or minimum EBITDA to interest covenants, we would require an amendment or waiver of the covenant. Although we have been successful in concluding many amendments and waivers with our lenders, we cannot assure you that our lenders would agree to an amendment or waiver. In the absence of an amendment or waiver to the credit agreement, after a failure to satisfy the covenant, our lenders would be entitled to exercise all of their rights under the credit agreement. These rights include the right of lenders owning a majority of our outstanding indebtedness under the credit agreement to decide to declare all amounts outstanding under the credit agreement immediately due. As previously discussed, the proceeds of our contemplated refinancing would be used to refinance our indebtedness under our credit facility and our zero coupon notes. No assurances can be given as to our ability to consummate any such refinancing or the terms of such refinancing.

We incurred interest on our indebtedness under the existing credit facility during fiscal year 2003 and 2002 at a weighted average rate of approximately 8.0% and 7.61% per annum, respectively. The interest rate under our existing credit facility for each interest period, as defined in the existing credit facility, commencing on or after November 30, 2002 is LIBOR plus 8.25%, subject to a downward adjustment to 7.5% if we receive a credit rating from Moody’s for our indebtedness under the credit facility of at least B2 during any such interest period.

Our indebtedness under our existing credit facility is secured by substantially all of our assets in the United States, Canada, the United Kingdom, the Netherlands and Germany.

Our existing credit facility contains negative and affirmative covenants which restrict, among other things, our ability to incur additional indebtedness and create liens beyond certain agreed limits, prohibit the payment of dividends, other than payment-in-kind dividends on our participating shares, and require us to maintain certain financial ratios. We were in compliance with such covenants as of March 31, 2003.

Zero coupon notes and subordinated notes

In June 2001, we issued approximately $47.6 million of zero coupon senior subordinated notes due April 1, 2004 and approximately $64.5 million of 10% subordinated notes due April 1, 2008 in exchange for 92% of our 6.75% convertible subordinated notes due April 1, 2002. The zero coupon notes are guaranteed by Danka Holding Company and Danka Office Imaging Company, which are both 100% owned U.S. subsidiaries. The zero coupon notes and the subordinated notes include covenants which restrict our ability to dispose of assets or merge. The zero coupon notes also include covenants which restrict us from incurring additional indebtedness or creating liens and limit the payment of dividends, other than payment-in-kind dividends on our participating shares. We have $5.5 million of cash that is categorized within “Other Assets” since it is in an escrow account that will be used for partial payment of our zero coupon notes.

In order to reduce future cash interest payments and future amounts due at maturity or on redemption, we or our affiliates may from time to time purchase our subordinated indebtedness for cash, in exchange for our ordinary shares and/or ADSs, or for a combination of debt and equity, in open market purchases and/or privately negotiated transactions. The amounts involved may be material. However, such repurchases and/or exchanges, if any, will depend upon prevailing market conditions, the price at which the subordinated indebtedness is available for purchase and/or exchange, our liquidity requirements and prospects for future access to capital, contractual restrictions, bank group approval and other factors, and may, in certain cases, require the prior approval of our shareholders. We can give no assurances as to our, or to our affiliates’ ability to consummate any such purchase or exchange or the terms of any such purchase or exchange.

Operating Lease

On September 27, 2002, we entered into a 15 year operating lease for facilities to house the headquarters of our United States and corporate operations and our national supply center. Payments due under this lease are approximately $3.1 million each year.

OTHER FINANCING ARRANGEMENTS

Tax Retention Operating Lease (“TROL”)

Danka Holding Company (“DHC”), one of our subsidiaries, has been a party to a number of TROLs. The TROL facility sold three properties during fiscal year 2003 for approximately $34.9 million. The proceeds from these sales were used to repay the entire outstanding obligation under the TROL facility.

Senior Convertible Participating Shares

On December 17, 1999, we issued 218,000 6.50% senior convertible participating shares for $218.0 million. The participating shares are entitled to dividends equal to the greater of 6.50% per annum or ordinary share dividends on an as converted basis. Dividends are cumulative and are paid in the form of additional participating shares through December 2004. At that time, we will be obliged to pay the participating share dividends in cash. However, the terms of the participating shares permit us to continue to pay payment-in-kind dividends following December 17, 2004 if our then existing principal indebtedness prohibits us from paying cash dividends. Further, if we are not permitted by the terms of the participating shares to pay payment-in-kind dividends following December 17, 2004 and we have insufficient distributable reserves under English law to pay cash dividends the amount of any unpaid dividend will be added to the “liquidation return” of each participating share.

The participating shares are currently convertible into ordinary shares at a conversion price of $3.11 per ordinary share (equal to $12.44 per ADS), subject to adjustment in certain circumstances to avoid dilution of the interests of participating shareholders. As of March 31, 2003, the participating shares have voting rights, on an as converted basis, currently corresponding to approximately 25.8% of the total voting power of our capital stock which includes an additional 49,339 participating shares in respect of payment-in-kind dividends.

If, by December 17, 2010, we have not converted or otherwise redeemed the participating shares, we are required, subject to compliance with applicable laws, to redeem the participating shares for cash at the greater of (a) the then liquidation value and (b) the then market value of the ordinary shares into which the participating shares are convertible, in each case plus accumulated and unpaid dividends from the most recent dividend payment date. If the price set out in (b) above is applicable, we are permitted to convert the participating shares into the number of ordinary shares into which they are convertible instead of making the cash payment.

In the event of liquidation of Danka, participating shareholders will be entitled to receive a distribution equal to the greater of (a) the liquidation return per share (initially $1,000 and subject to upward adjustment on certain default events by us) plus any accumulated and unpaid dividends accumulating from the most recent dividend date and b) the amount that would have been payable on each participating share if it had been converted into ordinary shares if the market value of those shares exceed the liquidation value of the participating shares.

We are not permitted to pay dividends, other than payment-in-kind dividends on our participating shares, under our credit facility and we do not anticipate the payment of a dividend on our ordinary shares in the foreseeable future.

We are an English company and, under English law, we are allowed to pay dividends to shareholders only if as determined by reference to our financial statements prepared in accordance with U.K. GAAP:

•	we have accumulated, realized profits that have not been previously distributed or capitalized, in excess of our accumulated, realized losses that have not previously been written off in a reduction or reorganization of capital; and

•	our net assets are not less than the aggregate of our share capital and our non-distributable reserves, either before, or as a result of, dividends or other distributions.

At this time, we have insufficient, accumulated realized profits to pay dividends to shareholders. Since December 2000, we have satisfied our obligation to make payment-in-kind dividends on our participating shares by capitalizing part of our share premium account, which is a reserve required by English company law and which consists of premiums paid to us on the issuance of our shares.

GECC

We have an agreement with General Electric Capital Corporation (“GECC”) under which GECC agrees to provide financing to our United States customers to purchase equipment. The agreement expires March 31, 2009. In connection with this agreement, we are obligated to provide a minimum level of customer leases to GECC. The minimum level of customer leases is equal to a specified percentage of U.S. retail equipment and related sales revenues. If we fail to provide a minimum level of customer leases under the agreement, we are obligated to pay penalty payments to GECC. For the years ended March 31, 2002 and 2001, we were obligated for penalty payments of approximately $0.2 million and $1.9 million, respectively. We were not required to make any penalty payments for the year ended March 31, 2003.

Our agreement with GECC requires us to maintain a consolidated net worth at or above specified levels during specified time periods, and a failure by us to maintain such consolidated networth as provided under the GECC agreement may result in a termination event under the GECC agreement. Under the terms of the GECC agreement and GECC election, any financial covenant contained in any credit agreement entered into by us in connection with the refinancing of our existing credit facility that relates to or measures our net worth will be incorporated into the GECC agreement.

MARKET RISK MANAGEMENT

Interest Rate Risk

Our exposure to interest rate risk primarily relates to our variable rate bank debt. At March 31, 2003 we had an outstanding balance of $112.9 million under our credit facility. We incurred interest on our credit facility at a weighted average rate of 9.5% and 8.0% per annum during the three and twelve months ended March 31, 2003. Our weighted average interest rate for all of our borrowings were 17.1% and 13.7% per annum during the three and twelve months ended March 31, 2003, which includes amortization of debt issuance costs, amendment fees and anniversary fees.

Based on the outstanding balance under our credit facility, a change of 100 basis points in the average interest rate, with all other variables remaining constant, would cause an increase/decrease in our interest expense of approximately $1.1 million on an annual basis, subject to the interest rate cap discussed above.

Currency exchange risk

We are a multinational corporation. Therefore, foreign exchange risk arises as a normal part of our business. We strive to reduce this risk by transacting our international business in local currencies. In this manner, assets and liabilities are matched in the local currency, which reduces the need for dollar conversion. Any foreign currency impact on translating assets and liabilities into dollars is included as a component of shareholders’ equity. Our results for fiscal year 2003 were positively impacted by a $54.1 million foreign currency movement, in particular the strengthening of the euro and the United Kingdom pound against the dollar.

Generally, we do not enter into forward and option contracts to manage our exposure to foreign currency fluctuations. At March 31, 2003, we had no outstanding forward contracts or option contracts to buy or sell foreign currency. For the three year period ended March 31, 2003, there were no gains or losses included in our consolidated statements of operations on forward contracts and option contracts.

Seasonality

We have experienced some seasonality in our business. Our European and Canadian operations have historically experienced lower revenue for the second quarter of our fiscal year, which is the three month period ended September 30. This is primarily due to increased vacation time by Europeans and Canadians during July and August. This has resulted in reduced sales activity and reduced usage of photocopiers, facsimiles and other office imaging equipment during that period.

NEW ACCOUNTING PRONOUNCEMENTS

In April 2002, the FASB issued SFAS No. 145, “Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections” (“SFAS 145”) which is effective for fiscal years beginning after May 15, 2002. This Statement rescinds SFAS No. 4, “Reporting Gains and Losses from Extinguishment of Debt”, as well as SFAS No. 64, “Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements”. As a result, the gains or losses from debt extinguishments will no longer be classified as extraordinary items unless they meet the requirements in APB 30 of being unusual and infrequently occurring. Additionally, this Statement amends SFAS No. 13, “Accounting for Leases”, to eliminate any inconsistency between the reporting requirements for sale-leaseback transactions and certain lease modifications that have similar economic effects. We will adopt the provisions of Statement 145 no later than the first quarter of our fiscal year 2004. Upon adoption, the prior year’s gains from debt extinguishment will be reclassified to continuing operations.

SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities” requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. Statement 146 is to be applied prospectively to exit or disposal activities initiated after March 31, 2003.

SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity” requires mandatorily redeemable instruments to be classified as liabilities if they embody an obligation outside the control of the issuer and the holder to redeem the instrument by transferring cash or other assets and if the obligation is required to be redeemed at a specified or determinable date or upon an event certain to occur. We will adopt the provisions of Statement 150 no later than the second quarter of our fiscal year 2004. Since the holders of our 6.5% convertible participating shares have the option to convert the instrument into ordinary shares, it will be not be classified as a liability.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained herein, or otherwise made by our officers, including statements related to our future performance and our outlook for our businesses and respective markets, projections, statements of management’s plans or objectives, forecasts of market trends and other matters, are forward-looking statements, and contain information relating to us that is based on the beliefs of our management as well as assumptions, made by, and information currently available to, our management. The words “goal”, “anticipate”, “expect”, “believe” and similar expressions as they relate to us or our management are intended to identify forward-looking statements, although not all forward looking statements contain such identifying words. No assurance can be given that the results in any forward-looking statement will be achieved. For the forward-looking statements, we claim the protection of the safe harbor for forward-looking statements provided for in the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such statements reflect our current views with respect to future events and are subject to certain risks, uncertainties and assumptions that could cause actual results to differ materially from those reflected in the forward-looking statements. Factors that might cause such actual results to differ materially from those reflected in any forward-looking statements include, but are not limited to, the following: (i) any material adverse change in financial markets or in our financial position; (ii) any inability to successfully implement our strategy; (iii) any inability to achieve or maintain cost savings; (iv) increased competition in our industry and the discounting of products by our competitors; (v) new competition as a result of evolving technology; (vi) any inability by us to procure, or any inability by us to continue to gain access to and successfully distribute, new products, including digital products, color products, multifunction products and high-volume copiers, or to continue to bring current products to the marketplace at competitive costs and prices; (vii) any negative impact from the loss of any of our key senior management personnel; (viii) any negative impact from the loss of a key vendor; (ix) fluctuations in foreign currencies; (x) any change in economic conditions in domestic or international markets where we operate or have material investments which may affect demand for our services; (xi) any inability to achieve minimum equipment leasing commitments under our customer financing arrangements; (xii) any inability to comply with the financial or other covenants in our debt instruments; (xiii) any delayed or lost sales and other impacts related to the commercial and economic disruption caused by past or future terrorist attacks, the related war on terrorism, the fear of additional terrorist attacks or the war in Iraq; and (xiv) other risks including those risks identified in any of our filings with the Securities and Exchange Commission. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect our analysis only as of the date they are made. Except as required by applicable law, we undertake no obligation, and do not intend, to update these forward-looking statements to reflect events or circumstances that arise after the date they are made. Furthermore, as a matter of policy, we do not generally make any specific projections as to future earnings nor do we endorse any projections regarding future performance which may be made by others outside our company.

DANKA BUSINESS SYSTEMS PLC

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per American Depositary Share (“ADS”) amounts)

		For the year ended March 31,
	Note	2003	2002	2001
Revenue:
Retail equipment and related sales		$476,729	$538,439	$614,107
Retail service, supplies and rentals		838,709	937,790	1,062,007
Wholesale		84,536	78,947	97,128

Total revenue		1,399,974	1,555,176	1,773,242

Costs and operating expenses:
Cost of retail equipment sales		310,892	394,056	518,296
Retail service, supplies and rental costs		497,491	546,881	660,167
Wholesale costs of revenue		68,429	64,357	80,922
Selling, general and administrative expenses		484,887	531,331	641,480
Write-off of goodwill	3	—	—	25,577
Restructuring charges (credits)	3	(555)	(1,992)	15,705
Other (income) expense	3,4	(6,081)	11,288	22,463

Total costs and operating expenses		1,355,063	1,545,921	1,964,610

Operating earnings (loss) from continuing operations		44,911	9,255	(191,368)
Interest expense	12	(32,822)	(42,298)	(82,648)
Interest income		1,249	5,768	3,172

Earnings (loss) from continuing operations before income taxes		13,338	(27,275)	(270,844)
Provision (benefit) for income taxes	6	3,604	(17,407)	(37,328)

Earnings (loss) from continuing operations before extraordinary items		9,734	(9,868)	(233,516)
Discontinued operations, net of tax		—	119,490	12,956
Extraordinary gain on early retirement of debt, net of tax		—	27,933	—

Net earnings (loss)		$9,734	$137,555	$(220,560)

Basic earnings (loss) available to common shareholders per ADS:	7
Net loss per ADS, continuing operations		$(0.13)	$(0.43)	$(4.13)
Net earnings per ADS, discontinued operations		—	1.93	0.22
Net earnings per ADS, extraordinary item		—	0.45	—

Net earnings (loss) per ADS		$(0.13)	$1.95	$(3.91)

Weighted average ADSs		62,141	61,967	60,438
Diluted earnings (loss) available to common shareholders per ADS:	7
Net (loss) per ADS, continuing operations		$(0.13)	$(0.43)	$(4.13)
Net earnings per ADS, discontinued operations		—	1.93	0.22
Net earnings per ADS, extraordinary item		—	0.45	—

Net earnings (loss) per ADS		$(0.13)	$1.95	$(3.91)

Weighted average ADSs		62,141	61,967	60,438

The accompanying notes are an integral part of these consolidated financial statements.

DANKA BUSINESS SYSTEMS PLC

CONSOLIDATED BALANCE SHEETS

(In thousands)

		At March 31,
	Note	2003	2002
Assets
Current assets:
Cash and cash equivalents		$81,493	$59,470
Accounts receivable, net of allowance for doubtful accounts of:
$41,410 (2002 - $42,281)		257,329	292,350
Inventories		111,471	130,599
Prepaid expenses, deferred income taxes and other current assets		45,879	35,935

Total current assets		496,172	518,354
Equipment on operating leases, net	10	39,829	57,432
Property and equipment, net	11	67,782	60,549
Intangible assets:
Goodwill, net of accumulated amortization of:
$87,646 (2002 - $71,795)	2	256,990	231,908
Noncompete agreements, net of accumulated amortization of:
$1,432 (2002 - $3,084)		799	1,078
Deferred income taxes	6	78,480	67,583
Other assets		41,568	35,919

Total assets		$981,620	$972,823

Liabilities and shareholders’ equity
Current liabilities:
Current maturities of long-term debt and notes payable	12	$58,443	$36,293
Accounts payable		140,207	110,586
Accrued expenses and other current liabilities		101,749	109,219
Taxes payable		112,311	94,237
Deferred revenue		40,628	42,343

Total current liabilities		453,338	392,678
Long-term debt and notes payables, less current maturities	12	174,412	268,161
Deferred income taxes and other long-term liabilities		29,785	23,415

Total liabilities		657,535	684,254

6.5% convertible participating shares—redeemable:
$1.00 stated value; 500,000 authorized; 267,339 issued and outstanding (2002 – 250,644)	13	258,376	240,520

Shareholders’ equity:
Ordinary shares, 1.25 pence stated value 500,000,000 authorized; 249,531,546 issued and outstanding (2002 – 248,084,622)	7	5,167	5,139
Additional paid-in capital		327,173	325,880
Accumulated deficit		(189,995)	(181,872)
Accumulated other comprehensive loss		(76,636)	(101,098)

Total shareholders’ equity		65,709	48,049
Commitments and contingencies	16

Total liabilities & shareholders’ equity		$981,620	$972,823

The accompanying notes are an integral part of these consolidated financial statements.

DANKA BUSINESS SYSTEMS PLC

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	For the year ended March 31,
	2003	2002	2001
Operating activities:
Net earnings (loss)	$9,734	$137,555	$(220,560)
Adjustments to reconcile net earnings (loss) to net cash provided by operating activities of continuing operations:
Extraordinary gain on debt retirement	—	(27,933)	—
Net earnings and gain from sale of discontinued operations	—	(119,490)	(12,956)
Depreciation and amortization	57,828	92,347	140,969
Deferred income taxes	(966)	(12,440)	(32,801)
Amortization of debt issuance costs	10,944	5,187	1,912
Loss on sale of property and equipment and equipment on operating leases	5,933	14,075	13,700
Proceeds from sale of equipment on operating leases	1,986	5,483	5,845
Restructuring and other special charges (credits)	(555)	(1,992)	15,705
Loss on sale of business	462	—	—
Changes in assets and liabilities, net of effects from the purchase of subsidiaries and the assets and liabilities of business held for sale
Changes in net assets of discontinued operations	—	—	28,062
Accounts receivable	35,021	54,048	106,624
Inventories	19,128	68,924	124,201
Prepaid expenses and other current assets	(6,658)	7,520	(5,168)
Other non-current assets	(18,597)	(14,002)	30,670
Accounts payable	29,621	(26,018)	(24,233)
Accrued expenses and other current liabilities	10,490	(29,054)	(47,519)
Deferred revenue	(1,715)	7,374	(3,863)
Other long-term liabilities	2,362	(6,018)	6,353

Net cash provided by operating activities	155,018	155,566	126,941

Investing activities:
Capital expenditures	(48,550)	(50,577)	(68,881)
Proceeds from the sale of property and equipment	633	928	6,108
Net proceeds from the sale of business	5,940	273,994	—

Net cash (used in) provided by investing activities	(41,977)	224,345	(62,773)

Financing activities:
Net payments under line of credit agreements	(54,013)	(341,845)	(67,810)
Principal borrowings (payments) on other long-term debt	(18,301)	(25,281)	170
Payment of debt issue costs	(20,435)	(25,797)	—

Net cash used in financing activities	(92,749)	(392,923)	(67,640)

Effect of exchange rates	1,731	3,397	7,696

Net increase (decrease) in cash and cash equivalents	22,023	(9,615)	4,224
Cash and cash equivalents, beginning of period	59,470	69,085	64,861

Cash and cash equivalents, end of period	$81,493	$59,470	$69,085

Supplemental disclosures—cash flow information:
Interest paid:	$42,795	$38,972	$83,283
Income taxes paid:	2,676	2,420	10,586

The accompanying notes are an integral part of these consolidated financial statements.

DANKA BUSINESS SYSTEMS PLC

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (DEFICIT)

(In thousands, except per American Depositary Share (“ADS”) amounts)

	Number of ordinary shares (4 ordinary shares equal 1 ADS)	Ordinary shares	Additional paid-in capital	Accumulated deficit	Accumulated other compre- hensive (loss) income	Total

Balances at March 31, 2000	234,574	$4,892	$317,056	$(66,226)	$(79,009)	$176,713
Net loss	—	—	—	(220,560)	—	(220,560)
Currency translation adjustment	—	—	—	—	(14,543)	(14,543)

Comprehensive loss						(235,103)
Dividends and accretion on participating shares	—	—	—	(15,833)	—	(15,833)
Shares issued under employee stock plans	12,997	238	8,343	—	—	8,581

Balances at March 31, 2001	247,571	$5,130	$325,399	$(302,619)	$(93,552)	$(65,642)
Net earnings	—	—	—	137,555	—	137,555
Currency translation adjustment	—	—	—	—	(7,546)	(7,546)

Comprehensive income						130,009
Dividends and accretion on participating shares	—	—	—	(16,808)	—	(16,808)
Shares issued under employee stock plans	514	9	481	—	—	490

Balances at March 31, 2002	248,085	$5,139	$325,880	$(181,872)	$(101,098)	$48,049

Net earnings	—	—	—	9,734	—	9,734
Currency translation adjustment	—	—	—	—	24,462	24,462

Comprehensive income						34,196
Dividends and accretion on participating shares	—	—	—	(17,857)	—	(17,857)
Shares issued under:
director stock plan	269	2	134	—	—	136
employee stock plans	1,178	26	1,159	—	—	1,185

Balances at March 31, 2003	249,532	$5,167	$327,173	$(189,995)	$(76,636)	$65,709

The accompanying notes are an integral part of these consolidated financial statements.

Notes to Consolidated Financial Statements

1. Summary of Significant Accounting Policies

Basis of preparation: The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The principal accounting policies are set forth below.

Basis of consolidation: The consolidated financial statements include our accounts and the accounts of our wholly owned subsidiaries. Our principal operating subsidiaries are located in North America, Europe, Australia, and Latin America, and are principally engaged in the distribution and service of photocopiers and related office imaging equipment. All inter-company balances and transactions have been eliminated in consolidation. References herein to “we” or “our” refer to Danka Business Systems PLC and consolidated subsidiaries unless the context specifically requires otherwise.

Use of estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires our management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at year end and the reported amounts of revenues and expenses during the reporting period. Certain significant estimates are disclosed throughout this report. Our actual results could differ from these estimates.

Cash and cash equivalents: Cash and cash equivalents consist of cash on hand and all highly liquid investments or deposits with original maturities of three months or less. We have $5.5 million of cash that is categorized within “Other Assets” that can be used for payment of our zero coupon senior subordinated notes which are due April 1, 2004.

Allowances for Accounts Receivable—We provide allowances for doubtful accounts on our accounts receivable for estimated losses. Our estimates are based upon the aging of our accounts receivable. Our estimates are influenced by a number of considerations, including but not limited to the following: our large number of customers and their dispersion across wide geographic areas, the fact that no single customer accounts for 2% or more of our net sales, our continuing credit evaluation of our customers’ financial conditions and credit insurance coverage in certain circumstances.

Inventories: Inventories consist of photocopiers, facsimile equipment and other automated office equipment which are stated at the lower of specific cost or market of $56.6 million for fiscal 2003 and $62.2 million for fiscal 2002. The related parts and supplies are valued at the lower of average cost or market of $54.9 million for fiscal 2003 and $68.4 million for fiscal 2002.

Property and equipment: Property and equipment are stated at cost. Depreciation and amortization are provided using the straight-line method over the assets’ estimated economic lives. Expenditures for additions, major renewals or betterments are capitalized and expenditures for repairs and maintenance are charged to earnings as incurred. When property and equipment are retired or otherwise disposed of, the cost and the applicable accumulated depreciation are removed from the respective accounts and the resulting gain or loss is reflected in operations. We expense software costs incurred in preliminary project stages. We capitalize any costs incurred in the developing or obtaining of internal use software. Capitalized costs are amortized over a period of three to five years. Costs related to maintenance and training are expensed as incurred.

Goodwill: We adopted SFAS 142 “Goodwill and Other Intangible Assets” effective April 1, 2002. See note 2 to the consolidated financial statements. Prior to April 1, 2002, goodwill and other intangible assets were evaluated for recoverability whenever adverse effects or changes in circumstances indicate that the carrying amount may not be recoverable. Impairments were recognized if future discounted cash flows and earnings from operations were not expected to be sufficient to recover goodwill and other long-lived assets. The carrying amounts were then reduced by the estimated shortfall of the discounted cash flows. For the year ended March 31, 2001, we wrote-off $25.6 million of goodwill (See Note 3).

Long-lived assets: The carrying value of long-lived assets to be held and used, including other intangible assets are evaluated for recoverability whenever adverse effects or changes in circumstances indicate that the carrying amount may not be recoverable. Impairments are recognized if future discounted cash flows and earnings from operations are not expected to be sufficient to recover other long-lived assets. The carrying amounts are then reduced by the estimated shortfall of the discounted cash flows. Noncompete agreements are amortized over the lives of the agreements, generally three to seven years, on a straight-line basis.

Deferred financing costs are charged ratably to interest expense over the term of the related debt, and are included in “Other Current Assets” and in “Other Noncurrent Assets.”

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

Notes to Consolidated Financial Statements

differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Revenue recognition: Retail equipment and related sales are recognized upon acceptance of delivery by the customer and, in the case of equipment sales financed by third party finance or leasing companies, at the time of credit acceptance by the finance or leasing company, if later. However, for the sale of equipment that requires setup by us before it can be used by a customer, such as a Heidelberg 9110/9150 or equivalent type of equipment, revenue is recognized upon acceptance of delivery by the customer and installation. Supply sales to customers are recognized at the time of shipment unless supply sales are included in a service contract, in which case supply sales are recognized upon usage by the customer. For the year ended March 31, 2001, our retail service, supplies, and rentals revenue was reduced because of a change in our estimate of unbilled variable service revenue. After a detailed review of assumptions used to determine the amount of unbilled revenue, we determined that the estimate of variable usage used to calculate the revenue accrual for fiscal year 2001 should be reduced by $11.3 million.

Operating lease income is recognized as earned over the lease term. Maintenance contract service revenues are recognized ratably over the term of the underlying maintenance contracts. Deferred revenue consists of unearned maintenance contract revenue that is recognized using the straight-line method over the life of the related contract, generally three to twelve months.

Shipping and handling costs: Shipping and handling costs billed to our customers are included in the same category as the related sale. The cost of shipping and handling is included in cost of sales.

Advertising costs: We expense advertising costs as incurred, except production costs which are expensed the first time the advertising takes place.

Earnings per share: Basic EPS is computed by dividing income available to common shareholders by the weighted average number of shares outstanding for the period. Diluted EPS reflects the potential dilution from the exercise of stock options or the conversion of securities into stock. Income available to common shareholders is determined by reducing net earnings or (loss) by the dividends for the relevant fiscal year paid on the 6.5% senior convertible participating shares. Earnings per American depositary share are based on the current ratio of four ordinary shares to one ADS.

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

Assets and liabilities in currencies other than dollars are translated into U.S. dollars at the exchange rate in effect at the balance sheet date. Revenues and expenses are translated using the average rate of exchange for the period. The resulting translation adjustments are recorded as a separate component of shareholders’ equity (deficit).

Concentrations of risk: Financial instruments, which potentially subject us to concentrations of credit risk, consist principally of cash and cash equivalents and trade receivables. Our cash and cash equivalents are placed with high credit quality financial institutions, and are invested in short-term maturity, highly rated securities. Concentrations of credit risk with respect to trade receivables are limited due to the large number of customers comprising our customer base and their dispersion across many different industries and geographical areas. As of March 31, 2003, we had no significant concentrations of credit risk. Our business is dependent upon close relationships with our vendors and our ability to purchase photocopiers and related office imaging equipment from these vendors on competitive terms. We primarily purchase products from several key vendors including Canon, Ricoh and Toshiba, each of which represented more than 10% of equipment purchases for the years ended March 31, 2003 and 2002.

Financial instruments: From time to time, we may use interest rate swap agreements to manage interest costs and the risks associated with changing interest rates. The interest differential to be paid or received is included in interest expense for the period. We do not hold derivative financial instruments for trading purposes.

Stock Based Compensation: We have employee stock benefit plans, which are described more fully in “Note 15: Share Option Plans.” Our stock option plans are accounted for under the instrinsic value recognition and measurement principles of APB Opinion No. 25, “Accounting for Stock Issued to Employees,” and related Interpretations. As the exercise price of all options granted under these plans was equal to the market price of the underlying common stock on the grant date, no stock-based employee compensation cost is recognized in net income. The following table illustrates the effect on net income and earnings per share if we had applied the fair value recognition provisions of SFAS No. 123, “Accounting for Stock-Based Compensation,” to employee stock benefits, including shares issued under the stock option plans.

Notes to Consolidated Financial Statements

For purposes of this pro-forma disclosure, the estimated fair value of the options is assumed to be amortized to expense over the options’ vesting periods.

	For the year ended March 31,
(in $000 except per ADS data)	2003	2002	2001
Net earnings (loss), as reported	$9,734	$137,555	$(220,560)
Less: total stock-based employee compensation expense determined under the fair value for all awards, net of tax	2,293	1,113	5,539

Pro forma net earnings (loss)	$7,441	$136,442	$(226,099)

Basic (loss) earnings available to common shareholders per ADS
As reported	$(0.13)	$1.95	$(3.91)
Pro forma	(0.17)	1.93	(4.00)
Diluted (loss) earnings available to common shareholders per ADS
As reported	$(0.13)	$1.95	$(3.91)
Pro forma	(0.17)	1.93	(4.00)

SFAS No. 123 requires the use of option pricing models that were not developed for use in valuing employee stock options. The Black-Scholes option pricing model was developed for use in estimating the fair value of short-lived exchange traded options that have no vesting restrictions and are fully transferable. In addition, option pricing models require the input of highly subjective assumptions, including the option’s expected life and price volatility of the underlying stock. Because our stock options have characteristics significantly different from those traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in the option of management, the existing model does not necessarily provide a reliable single measure of the fair value of employee stock options. See “Note 15: Share Option Plans” for a discussion of the assumptions used in the option pricing model and estimated fair value of employee stock options.

Reclassifications: Certain prior year amounts have been reclassified to conform to the current year presentation.

New accounting standards:

In April 2002, the FASB issued SFAS No. 145, “Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections” (“SFAS 145”) which is generally effective for fiscal years beginning after May 15, 2002. This Statement rescinds SFAS No. 4, “Reporting Gains and Losses from Extinguishment of Debt”, as well as SFAS No. 64, “Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements”. As a result, the gains or losses from debt extinguishments will no longer be classified as extraordinary items unless they meet the requirements in APB 30 of being unusual and infrequently occurring. Additionally, this Statement amends SFAS No. 13, “Accounting for Leases”, to eliminate any inconsistency between the reporting requirements for sale-leaseback transactions and certain lease modifications that have similar economic effects. We will adopt the provisions of Statement 145 no later than the first quarter of our fiscal year 2004. Upon adoption, the prior year’s gains from early retirement of debt will be reclassified to continuing operations.

SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities” requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. Statement 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002.

SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of Liabilities and Equity” requires mandatorily redeemable instruments to be classified as liabilities if they embody an obligation outside the control of the issuer and the holder to redeem the instrument by transferring cash or other assets and if the obligation is required to be redeemed at a specified or determinable date or upon an event certain to occur. We will adopt the provisions of Statement 150 no later than the second quarter of our fiscal year 2004. Since the holder of our 6.5% convertible participating shares has the option to convert the instrument into ordinary shares, it will be not be classified as a liability.

United Kingdom Companies Act 1985: The financial statements for the years ended March 31, 2003, 2002 and 2001 do not comprise statutory accounts within the meaning of section 240 of the United Kingdom Companies Act 1985. Statutory accounts for the year ended March 31, 2003 will be delivered to the Registrar of Companies for England and Wales following our 2003 annual general meeting. The auditors’ reports on those statutory accounts was unqualified.

Notes to Consolidated Financial Statements

Note 2. Intangible Assets

In June 2001, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” (“SFAS 142”). SFAS 142 revises the standards of accounting for goodwill and indefinite-lived intangible assets by replacing the regular amortization of these assets with the requirement that they be reviewed annually for possible impairment or more frequently if impairment indicators arise. Separable intangible assets that have finite lives will continue to be amortized over their estimated useful lives. We adopted SFAS 142 effective April 1, 2002. During the first quarter of the fiscal year ending March 31, 2003, we finalized the required transitional impairment tests of goodwill and indefinite-lived intangible assets under the requirements of SFAS 142. Based on the results of the transitional impairment tests, no adjustments for impairment were necessary. We performed another impairment test for goodwill in the fourth quarter of fiscal year 2003. Based on the results of that test, no adjustment for impairment was necessary.

The following table reflects unaudited pro forma results of operations giving effect to the discontinuance of goodwill amortization as if it were adopted on April 1, 2000:

	For the year ended March 31,
(in 000’s, except per ADS amounts)	2003	2002	2001
Earnings (loss) from continuing operations before extraordinary items	$9,734	$(9,868)	$(233,516)
Add-back goodwill amortization, net of taxes	—	5,244	10,530

Adjusted earnings (loss) from continuing operations before extraordinary items	9,734	(4,624)	(222,986)
Discontinued operations, net of tax	—	119,490	12,956
Extraordinary gain on early retirement of debt, net of tax	—	27,933	—

Adjusted net earnings (loss)	$9,734	$142,799	$(210,030)

Basic (loss) earnings available to common shareholders per ADS:
Net loss per ADS, continuing operations	$(0.13)	$(0.43)	$(4.13)
Add-back goodwill amortization, net of taxes	—	0.08	0.17

Adjusted net loss per ADS, continuing operations	(0.13)	(0.35)	(3.96)
Net earnings per ADS, discontinued operations	—	1.93	0.22
Net earnings per ADS, extraordinary item	—	0.45	—

Adjusted net earnings (loss) per ADS	$(0.13)	$2.03	$(3.74)

Weighted average ADSs	62,141	61,967	60,438

Diluted operating (loss) earnings available to common shareholders per ADS:
Net loss per ADS, continuing operations	$(0.13)	$(0.43)	$(4.13)
Add-back goodwill amortization, net of taxes	—	0.08	0.17

Adjusted net loss per ADS, continuing operations	(0.13)	(0.35)	(3.96)
Net earnings per ADS, discontinued operations	—	1.93	0.22
Net earnings per ADS, extraordinary item	—	0.45	—

Adjusted reported net earnings (loss) per ADS	$(0.13)	$2.03	$(3.74)

Weighted average ADSs	62,141	61,967	60,438

As of March 31, 2003, goodwill amounted to $257.0 million. Changes to goodwill for fiscal year ended March 31, 2003 resulted primarily from fluctuations in foreign currency exchange rates and an adjustment related to a prior year acquisition. Non-compete agreements, net amounted to $0.8 million, which included $1.4 million of accumulated amortization.

Notes to Consolidated Financial Statements

Aggregate amortization expense of non-compete agreements for fiscal 2003 amounted to $0.3 million. Estimated amortization expense for the current fiscal year is $0.2 million and the succeeding five fiscal years is between $0.1 million and $0.2 million per year.

Goodwill by operating segment as of March 31, 2003:

(in 000’s)	Goodwill
United States	$76,685
Europe	174,855
International	5,450

Total	$256,990

3. Restructuring and Other Special Charges

Fiscal Year 2002 Charge: Our fiscal year 2002 restructuring charge included $4.9 million related to severance for 355 employees in the U.S., Canada and Europe. Cash outlays for the reductions during fiscal year 2003 totaled $0.8 million. Substantially all of these reductions were completed by March 31, 2003 but with payments being made over the next two years. The restructuring charge also included $6.1 million for future lease obligations on 39 facilities that were vacated by March 31, 2002. Cash outlays for the facilities during fiscal year 2003 totaled $2.9 million. The 2002 restructuring charge is categorized within “Accrued expense and other current liabilities.” The following table summarizes the fiscal year 2002 restructuring charge:

2002 Restructuring Charge:

(in 000’s)	Fiscal 2002 Expense	Reserve at March 31, 2002	Cash Outlays	Other Non-Cash Changes	Reserve at March 31, 2003
Severance	$4,967	$1,210	$(785)	$(80)	$345
Future lease obligations on facility closures	6,074	3,426	(2,898)	67	595

Total	$11,041	$4,636	$(3,683)	$(13)	$940

Fiscal Year 2001 Charge: Our fiscal year 2001 restructuring charge included $21.8 million related to severance, which represented the anticipated reduction of approximately 1,100 positions worldwide. Cash outlays related to these reductions during fiscal year 2003 totaled $0.2 million. Substantially all of these reductions were completed by March 31, 2003 but with payments being made over the next two years.

The fiscal year 2001 restructuring charge also included $4.3 million for future lease obligations on facility closures and exit costs. Cash outlays for facilities during fiscal year 2003 totaled $0.02 million. We reversed $0.3 million of fiscal year 2001 facility charges during fiscal year 2003 due to favorable lease settlements and revised estimates of amounts required to settle remaining lease obligations . The 2001 restructuring charge is categorized within “Accrued expense and other current liabilities.” The following table summarizes the fiscal year 2001 restructuring charge:

2001 Restructuring Charge:

(in 000’s)	Fiscal 2001 Expense	Reserve at March 31, 2002	Cash Outlays	Other Non-Cash Changes	Reserve at March 31, 2003
Severance	$21,766	$414	$(200)	$—	$214
Future lease obligations on facility closures and other exit costs	4,295	475	(28)	(316)	131

Total	$26,061	$889	$(228)	$(316)	$345

Goodwill Write-off—Fiscal 2001: We recorded other non-cash charges during fiscal year 2001. Non-cash special charges resulted from a $18.7 million write-down of goodwill in Australia in the second quarter and a $6.9 million write-down of goodwill in the U.S. in the fourth quarter. Goodwill write-downs were determined based on changes in the business environment for certain of our operations and an analysis of projected cash flows related to those operations.

Notes to Consolidated Financial Statements

4. Other Income and Expense

Other income and other expense include the following:

	For the year ended March 31,
(in 000’s)	2003	2002	2001
Other (income) expense:
Foreign exchange gains	$(7,108)	$(3,000)	$—
Foreign exchange losses	—	—	9,621
Disposal of business	576	—	—
Amortization of goodwill and non-compete covenants	451	11,207	12,842
Country exit costs and asset impairment costs	—	3,081	—

Total	$(6,081)	$11,288	$22,463

5. Sale of Danka Services International

On June 29, 2001, we completed the sale of Danka Services International, Inc. (“DSI”) to Pitney Bowes Inc. for $285 million in cash, after giving effect to purchase price adjustments, pursuant to an asset purchase agreement dated April 9, 2001. DSI was our facilities management and outsourcing business. Our shareholders approved the sale at an extraordinary general meeting on June 29, 2001. We also entered into agreements to provide services and supplies to Pitney Bowes, Inc. on a worldwide basis for an initial term of two years.

The sale of DSI resulted in a gain in fiscal year 2002 of $119.5 million after income taxes of $57.9 million. A summary of the operating results of discontinued operations are as follows:

	For the year ended March 31,
(in 000’s)	2002	2001
Revenue	$74,234	$290,018

Earnings before income taxes	$5,425	$22,185
Provision for income taxes	1,848	9,229

Net earnings from discontinued operations	3,577	12,956
Gain from sale of discontinued operations after income taxes of $57.9 million	115,913	—

Discontinued operations, net of tax	$119,490	$12,956

6. Income Taxes

The provision (benefit) for income taxes attributable to continuing operations was as follows:

	For the year ended March 31,
(in 000’s)	2003	2002	2001
U.S. income tax
Current	$(1,888)	$(42)	$760
Deferred	(4,979)	(5,010)	(35,134)

Total U.S. tax provision (benefit)	(6,867)	(5,052)	(34,374)
U.K. income tax
Current	—	—	—
Deferred	169	(19,513)	(8,044)

Total U.K. tax provision (benefit)	169	(19,513)	(8,044)
Other international income tax
Current	6,458	1,091	3,973
Deferred	3,843	6,067	1,117

Total other international tax provision (benefit)	10,301	7,158	5,090

Total provision (benefit) for income taxes	$3,604	$(17,407)	$(37,328)

Notes to Consolidated Financial Statements

A reconciliation of the United Kingdom statutory corporation tax rate to the effective rate is as follows:

	For the year ended March 31,
(in 000’s)	2003	2002	2001
Tax (benefit) charge at standard United Kingdom rate	$4,001	$(8,183)	$(81,254)
Profits (losses) taxed at other than standard United Kingdom rate	1,694	21,331	14,129
Changes in valuation allowances	(4,880)	(1,715)	(146)
State tax provision, net of federal income tax provision	(1,465)	(28)	(5,888)
United Kingdom tax on intra-group profits	—	(29,241)	29,241
Permanent differences	4,254	429	6,590

Provision (benefit) for income taxes	$3,604	$(17,407)	$(37,328)

The United Kingdom statutory corporation tax rate was 30% in fiscal years 2003, 2002 and 2001.

The tax effects of temporary differences that comprise the elements of deferred tax are as follows:

	At March 31,
(in 000’s)	2003	2002
Deferred tax assets:
Accrued expenses not deducted for tax purposes	$7,163	$5,962
Reserves for inventory and accounts receivables not deducted for tax purposes	14,026	14,215
Tax loss carryforwards	102,521	101,084
Tax credit carryforwards	3,200	4,493
Depreciation and other	564	1,624

Total gross deferred tax assets	127,474	127,378
Valuation allowance	(33,884)	(38,764)

Net deferred tax assets	93,590	88,614
Deferred tax liabilities:
Leases and depreciation	(4,271)	(261)

Total gross deferred tax liabilities	(4,271)	(261)

Net deferred tax asset	$89,319	$88,353

Net deferred tax assets was classified on the Consolidated Balance Sheets as follows:

	At March 31,
(in 000’s)	2003	2002
Deferred tax assets—current	$15,110	$21,031
Deferred tax assets—non-current	78,480	67,583
Deferred tax liabilities—non-current	(4,271)	(261)

Net deferred tax asset	89,319	88,353

At March 31, 2003, we had net operating losses and other carryforwards relating to our U.S. operations of approximately $175.0 million of which $91.3 million will expire if not used by March 31, 2019 and $53.3 million if not used by March 31, 2021 and $30.4 million if not used by March 31, 2023. We have an alternative minimum tax credit carryforward of $3.2 million relating to U.S. operations, which is available indefinitely. We have foreign net operating loss carryforwards of approximately $95.3 million with varying expiration dates. Significant amounts of these loss carryforwards are offset by valuation allowances reflecting the lack of certainty as to realization.

The valuation allowance for deferred tax assets as of March 31, 2003 and 2002 was $33.9 and $38.8 million, respectively. The net change in the total valuation allowance for the years ended March 31, 2003 and 2002 was a decrease of $4.9 million and $72.4 million, respectively. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax

Notes to Consolidated Financial Statements

planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods which the deferred tax assets are deductible, management believes it is more likely than not that we will realize the benefits of these deductible differences, net of the existing valuation allowances at March 31, 2003. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry-forward period are reduced.

The repatriation of the undistributed earnings of our non United Kingdom foreign subsidiaries at March 31, 2003 would not result in an additional material amount of tax.

7. Earnings per Share

A reconciliation of the numerators and denominators of the basic and diluted earnings (loss) from continuing operations before extraordinary items per ADS computations follows:

	March 31, 2003			March 31, 2002			March 31, 2001
(in 000’s except per share amounts)	Earnings (loss) from continuing operations (numerator)	Shares (denominator)	Per-share amount	Earnings (loss) from continuing operations (numerator)	Shares (denominator)	Per-share amount	Earnings (loss) from continuing operations (numerator)	Shares (denominator)	Per-share amount
Basic loss available to common shareholders per ADS:
Net earnings (loss) from continuing operations before extraordinary Items	$9,734			$(9,868)			$(233,516)
Dividends and accretion on participating shares	(17,981)			(16,930)			(15,953)

Loss	(8,247)	62,141	$(0.13)	(26,798)	61,967	$(0.43)	(249,469)	60,438	$(4.13)

Effect of dilutive securities:
Stock options	—	—		—	—		—	—

Diluted loss available to common shareholders per ADS:
Loss	$(8,247)	62,141	$(0.13)	$(26,798)	61,967	$(0.43)	$(249,469)	60,438	$(4.13)

The effect of our convertible subordinated notes is not included in the computation of diluted earnings per ADS for the two years ended March 31, 2002 because they are anti-dilutive. In addition, 1,942,000, 548,000 and 1,531,000 of stock options for the years ended March 31, 2003, 2002 and 2001, respectively, and the effect of the convertible participating shares on the computation of diluted earnings per ADS for the three years ended March 31, 2003 are not included because they are anti-dilutive. For the three years ended March 31, 2003, basic and diluted per share amounts were equal because of the losses available to common shareholders incurred in those years.

8. Segment Reporting

We manage our business geographically and our primary areas of management and decision making are the United States, Europe and International. Our reportable segments do not include the discontinued operations of DSI. Our United States, Europe and International segments provide office imaging equipment, document solutions and related service and supplies on a direct basis to retail customers. The geographical areas covered by our International segment include Canada, Latin America and Australia. Our European segment also provides office imaging equipment and supplies on a wholesale basis to independent dealers. Our management relies on an internal management reporting process that provides segment revenue and earnings from operations, which is defined as earnings before interest expense, interest income and income taxes as shown on our consolidated statements of operations less restructuring charges and foreign exchange gains and losses. Management believes that this is an appropriate measure of evaluating the operating performance of our segments. The following tables present information about our segments.

Notes to Consolidated Financial Statements

	For the year ended March 31,
(in 000’s)	2003	2002	2001
Revenues
United States	$747,787	$871,508	$1,019,019
Europe	532,248	542,426	602,877
International	119,939	144,945	159,864
Other (1)	—	(3,703)	(8,518)

Total Revenues	$1,399,974	$1,555,176	$1,773,242

Gross Profit
United States	$319,414	$336,089	$339,025
Europe	169,534	165,379	158,468
International	34,214	49,367	49,493
Other (1)	—	(953)	(33,129)

Total Gross Profit	$523,162	$549,882	$513,857

Operating earnings (loss) from continuing operations
United States	$39,648	$17,201	$(64,010)
Europe	26,346	11,886	(25,475)
International	(11,434)	4,959	(37,864)
Other (1)	(9,649)	(24,791)	(64,019)

Total operating earnings (loss) from continuing operations	$44,911	$9,255	$(191,368)

Assets
United States	$305,284	$334,067	$429,612
Europe	429,685	434,687	501,481
International	57,495	78,131	91,358
Other (1)	189,156	125,938	292,525

Total Assets	$981,620	$972,823	$1,314,976

Capital Expenditures
United States	$29,782	$32,721	$32,761
Europe	11,036	11,900	24,671
International	5,384	5,236	10,069
Other (1)	2,348	720	1,380

Total Capital Expenditures	$48,550	$50,577	$68,881

Depreciation and Amortization
United States	$35,397	$53,666	$69,014
Europe	13,344	28,152	33,482
International	8,845	9,615	32,561
Other (1)	242	914	5,912

Total Depreciation and Amortization	$57,828	$92,347	$140,969

Long-lived Assets (2)
United States	$151,364	$136,961	$160,064
Europe	192,224	155,920	177,962
International	18,066	20,768	27,499
Other (1)	3,746	37,318	39,201

Total Long-lived Assets (2)	$365,400	$350,967	$404,726

Notes to Consolidated Financial Statements

(1)	Other includes the elimination of inter-segment revenues, corporate expenses, restructuring, foreign exchange gains/losses, corporate assets, deferred tax assets and assets of discontinued operations.
(2)	Long-lived assets are defined as equipment on operating leases, property and equipment, goodwill and noncompete agreements, all of which are net of their related depreciation and amortization. For fiscal year 2003, goodwill has been allocated pursuant to footnote 2.

9. Quarterly Financial Data (unaudited)

The following table presents selected quarterly financial data for the periods indicated:

	June 30	Sept. 30	Dec. 31	March 31	Total Year
(in 000’s), except per ADS data
Fiscal 2003
Total Revenue	$347,061	$343,750	$353,115	$356,048	$1,399,974
Gross profit	134,000	123,831	131,253	134,080	523,162
Earnings (loss) from continuing operations before income taxes	7,879	2,400	4,503	(1,443)	13,338
Net earnings (loss)	5,752	1,756	3,284	(1,057)	9,734
Per ADS—diluted:
Net earnings (loss)	0.02	(0.04)	(0.02)	(0.09)	(0.13)
Stock prices (high/low) per ADS	$5.05 – $2.96	$3.62 – $1.77	$4.80 – $1.33	$5.27 – $3.05	$5.27 – $1.33

Fiscal 2002
Revenue	$401,668	$381,310	$400,554	$371,643	$1,555,176
Gross profit	139,871	129,550	140,809	139,642	549,882
Earnings (loss) from continuing operations before income taxes	(16,360)	(6,382)	1,429	(5,966)	(27,275)
Earnings (loss) from continuing operations	(13,156)	(1,876)	560	4,601	(9,868)
Discontinued operations, net of tax	113,052	(1,291)	(2,901)	10,630	119,490
Extraordinary gain (loss) on early retirement of debt, net of tax	26,762	(241)	1,415	—	27,933
Net earnings (loss)	126,658	(3,408)	(926)	15,231	137,555
Per ADS—diluted:
Earnings (loss) from continuing operations	(0.28)	(0.10)	(0.06)	—	(0.43)
Discontinued operations	1.83	(0.02)	(0.04)	0.17	1.93
Extraordinary gain	0.43	—	0.02	—	0.45
Net earnings (loss)	1.98	(0.12)	(0.08)	0.17	1.95
Stock prices (high/low) per ADS	$1.25 – $0.63	$1.12 – $0.49	$1.13 – $0.50	$4.15 – $0.97	$4.15 – $0.49

10. Equipment on Operating Leases, net

Included in equipment on operating leases is equipment used to generate rental revenue in our core office imaging business. Substantially all of our governmental operating leases are cancelable. Equipment on operating leases is depreciated over three to five years assuming a salvage value ranging from zero to ten percent and consists of the following:

	At March 31,
(in 000’s)	2003	2002
Equipment on operating leases	$183,862	$230,098
Less accumulated depreciation	(144,033)	(172,666)

Equipment on operating leases, net	$39,829	$57,432

Depreciation expense for the years ended March 31, 2003, 2002 and 2001 approximated $36,139,000, $44,199,000 and $67,463,000, respectively.

Notes to Consolidated Financial Statements

11. Property and Equipment, net

Property and equipment, along with their useful lives, consists of the following:

	At March 31,		Average Useful life In years
(in 000’s)	2003	2002
Buildings	$1,447	$1,438	31
Office furniture, equipment	142,057	136,040	3 – 10
Leasehold improvements	22,927	20,307	3 – 15
Software	45,664	27,556	3 – 5
Transportation equipment	2,667	1,751	5 – 15
Land	420	418	—

Total Cost	215,182	187,510
Less accumulated depreciation and amortization	(147,400)	(126,961)

Property and equipment, net	$67,782	$60,549

Depreciation expense for the years ended March 31, 2003, 2002 and 2001 approximated $21,237,000, $36,836,000 and $35,092,000, respectively.

12. Debt

Debt consists of the following:

	At March 31,
(in 000’s)	2003	2002
Credit facility (limited to $202.9 million) interest at LIBOR plus an applicable margin (7.98% average interest rate for 2003) due March 2006—see below	$112,889	$170,000
10% subordinated notes due April 2008	64,520	64,520
Zero coupon senior subordinated notes due April 2004	47,594	47,594
Various notes payable bearing interest from prime to 12.0% maturing principally over the next 5 years	7,852	6,352

Total long-term debt and notes payable	232,855	304,454
Less current maturities of long-term debt and notes payable	58,443	36,293

Long-term debt and notes payable, less current maturities	$174,412	$268,161

We entered into an amended and restated credit facility on June 14, 2002 with our existing senior bank lenders to provide us with financing through March 31, 2006. At March 31, 2003, we had an outstanding balance of $112.9 million under the credit facility, with no amount due under the revolver.

During fiscal year 2003, we paid fees in the amount of $6.9 million to our senior bank lenders to extend the credit facility for an additional two years through March 31, 2006 and fees of $4.3 million to modify the credit facility, among other things, to allow for the early repurchase of up to $20 million in principal amount of our zero coupon senior subordinated notes (subject to certain purchase price discount requirements) and to allow us to apply up to 75% of the proceeds of any equity offering to the early repurchase of our zero coupon senior subordinated notes.

The term loan component of the facility, as extended, requires principal repayments in installments of $32 million in fiscal years 2004 and 2005 ($8 million at the end of each quarter), and $24 million in fiscal year 2006 ($8 million at the end of the first three quarters), with the balance due March 31, 2006. In addition, we are required to make additional repayments of our indebtedness under the credit facility in amounts equal to 50% of our excess cash flow (as defined in the credit facility) for each of our fiscal years, which will be $21.2 million for fiscal year 2003 to be paid in the first quarter of fiscal year 2004.

The interest rate on the revolver and term loan components of the credit facility effective September 30, 2002 was LIBOR plus 7.5% through November 30, 2002. The interest rate for each interest period, as defined in the credit facility, commencing on or after November 30, 2002 is LIBOR plus 8.25%, subject to a downward reduction to 7.5% if we receive a credit rating from Moody’s for our indebtedness under the credit facility of at least B2 during any such interest period.

Notes to Consolidated Financial Statements

Our indebtedness under the credit facility is secured by substantially all of our assets in the United States, Canada, United Kingdom, Netherlands, and Germany. The credit facility contains negative and affirmative covenants which place restrictions on us regarding, among other things, the disposition of assets, capital expenditures, additional indebtedness and permitted liens, and prohibits the payment of dividends (other than payment-in-kind dividends on our participating shares). The credit facility requires that we maintain minimum levels of adjusted consolidated net worth and cumulative consolidated EBITDA, a minimum ratio of consolidated EBITDA to interest expense and contains limitations on the amounts of our annual capital expenditures, each as defined in the credit facility. The December 31, 2002 modification to the credit agreement included a reduction in the level of consolidated cumulative EBITDA required for periods ending on or after December 31, 2002 and decreased the amount of permitted annual capital expenditures. The consolidated cumulative EBITDA requirement for the twelve months ending March 31, 2003 was $91.5 million. We were in compliance with the covenants at March 31, 2003 as amended.

We paid $11.2 million in bank fees and $6.6 million in third party fees in our 2002 fiscal year relating to the credit facility. We have paid $20.4 million in bank fees related to the credit facility during fiscal year 2003. These fees are being amortized over the term of the facility and at March 31, 2003, we had $22.4 million of unamortized debt issuance costs, anniversary fees and amendment fees. We are also required to pay fees of 1% of total commitments at June 30, 2003, December 31, 2003, March 31, 2004, December 31, 2004, March 31, 2005 and June 30, 2005, and a fee of 2% of the total commitments at June 30, 2004.

We have $47.6 million in principal amount of zero coupon senior subordinated notes due April 1, 2004 and $64.5 million in principal amount of 10% subordinated notes due April 1, 2008. The zero coupon senior subordinated notes are guaranteed by Danka Holding Company and Danka Office Imaging Company, which are both our 100% owned U.S. subsidiaries. The 6.75% convertible subordinated notes were due April 2002 and were fully repaid at that time.

Aggregate annual maturities of debt at March 31, 2003, are as follows:

(in 000’s)
Year Ending March 31,
2004	$58,443
2005	80,177
2006	49,589
2007	517
2008	514
Thereafter	43,615

$232,855

13. 6.50% Senior Convertible Participating Shares

On December 17, 1999, we issued 218,000 new 6.50% senior convertible participating shares of Danka Business Systems PLC for $218.0 million. The net proceeds of the share subscription totaled approximately $204.6 million, after deducting transaction expenses. Eighty-five percent (85%) of the net proceeds, or approximately $174.0 million of the share subscription, was used to make a required repayment of our existing bank indebtedness and the remainder was used for general corporate purposes.

The participating shares are entitled to dividends equal to the greater of 6.50% per annum or ordinary share dividends on an as converted basis. Dividends are cumulative and are paid in the form of additional participating shares through December 2004. At that time we will be obliged to pay the participating share dividends in cash. However, the terms of the participating shares permit us to continue to pay payment-in-kind dividends following December 17, 2004 if our then existing principal indebtedness prohibits us from paying cash dividends. Further, if we are not permitted by the terms of the participating shares to pay payment-in-kind dividends following December 17, 2004 and we have insufficient distributable reserves under English law to pay cash dividends the amount of any unpaid dividend will be added to the “liquidation return” of each participating share.

The participating shares are currently convertible into ordinary shares at a conversion price of $3.11 per ordinary share (equal to $12.44 per ADS), subject to adjustment in certain circumstances to avoid dilution of the interests of participating shareholders. As of March 31, 2003 the participating shares have voting rights on an as converted basis, currently corresponding to approximately 25.8% of the total voting power of our capital stock, which includes an additional 49,339 participating shares in satisfaction of the payment-in-kind dividends.

On or after December 17, 2003, and prior to December 17, 2010, we have the option to redeem the participating shares, in whole but not in part, and subject to compliance with applicable laws, for cash at the greater of (a) the redemption price per share as set out in the table below (based on the liquidation return per participating share described below) or (b) the then market value of the ordinary shares into which the participating shares are convertible, in each case plus accumulated and unpaid dividends from the most recent dividend payment date. Instead of redemption in cash at the price set out in (b) above, we may decide to convert the participating shares into the number of ordinary shares into which they are convertible if the market value of those shares exceed the redemption price set out below.

Notes to Consolidated Financial Statements

Year	Percentage of liquidation return
2003 –2004	103.250%
2004 – 2005	102.167%
2005 – 2006	101.083%
2006 and thereafter	100.000%

If by December 17, 2010, we have not converted or otherwise redeemed the participating shares, we are required, subject to compliance with applicable laws, to redeem the participating shares for cash at the greater of (a) the then liquidation value or (b) the then market value of the ordinary shares into which the participating shares are convertible, in each case plus accumulated and unpaid dividends from the most recent dividend payment date. If the price set out in (b) above is applicable, we are permitted to convert the participating shares into the number of ordinary shares into which they are convertible instead of making the cash payment.

In the event of liquidation of Danka, participating shareholders will be entitled to receive a distribution equal to the greater of (a) the liquidation return per share (initially $1,000 and subject to upward adjustment on certain default events by us) plus any accumulated and unpaid dividends accumulating from the most recent dividend date or b) the amount that would have been payable on each participating share if it had been converted into ordinary shares if the market value of those shares exceed the liquidation value of the participating shares.

14. Employee Benefit Plans

Substantially all of our U.S. employees are entitled to participate in our profit sharing plan established under Section 401(k) of the U.S. Internal Revenue Code. Employees are eligible to contribute voluntarily to the plan after 90 days of employment. At our discretion, we may also contribute to the plan. Employees are always vested in their contributed balance and become fully vested in our contributions after four years of service. Effective February 1, 1999, we began matching employee contributions with our ADSs in an action to conserve cash. In November 2000, we discontinued the match of employee contributions with shares of our ADSs because we had issued substantially all of the ADSs that we were authorized to issue for the matching contributions. For the period April 1, 2000 through October 31, 2000, we issued approximately 2.7 million ADSs to match employee contributions made to the plan. We re-instated the employee cash match beginning April 1, 2001 for the years ended March 31, 2003 and 2002. The expenses related to contributions to the plan for the years ended March 31, 2003, 2002 and 2001 were approximately $1.5 million, $2.5 million and $4.8 million, respectively.

Most non-U.S. employees participate in defined benefit and contribution plans with varying vesting and contribution provisions. The expenses related to these contributions for the years ended March 31, 2003, 2002 and 2001 were approximately $2.5 million, $4.7 million and $4.3 million, respectively.

In connection with our acquisition of Kodak’s office imaging and outsourcing businesses, we acquired certain pension obligations of non-U.S. employees from Kodak. At March 31, 2003 and 2002 the liability for these pension obligations was $7.7 and $7.9 million, respectively.

We have a supplemental executive retirement plan, which provides additional income for certain of our U.S. executives upon retirement. There were no contributions to the plan for the years ended March 31, 2003, 2002 and 2001.

Under the Danka Section 423 Employee Stock Purchase Plan approved on March 28, 2002, we are authorized to issue up to 8,000,000 ordinary shares (2,000,000 ADS equivalents) to eligible employees in Danka Office Imaging Company, our principal U.S. operating subsidiary. Under the terms of the plan, employees can choose to have a fixed dollar amount deducted from their biweekly compensation to purchase our ADS. The purchase price of the ADS is 85% of the market value of the stock on the first day of the purchase period or the purchase date, whichever is lower. Employees are limited to a maximum purchase under the plan of stock with a fair market value of $25,000 during each calendar year. The plan is effective as of April 1, 2002. All stock purchased under this plan must be retained for a period of six months. As of March 31, 2003, we had issued 149,340 ordinary shares under this plan.

15. Share Option and Stock Compensation Plans

We have four stock option and stock compensation plans, the 1996 Share Option Plan, the 1999 Share Option Plan, the 2001 Long-Term Incentive Plan and the 2002 Outside Director Stock Compensation Plan. Awards may be made under all three plans to our officers and key employees. The awards for the 1996 Share Option Plan and the 1999 Share Option Plan allow for the purchase of shares of our authorized but unissued ordinary shares. Under all of the stock option plans, the option exercise price is

Notes to Consolidated Financial Statements

equal to the fair market value of our ordinary shares or ADS stock at the date of grant. Options granted by us currently expire no later than 10 years from the date of grant and generally vest within 3 – 5 years. During fiscal 2003, the shareholders approved a reduction in the number of shares available for issuance under the Danka 2001 Long-Term Incentive Plan by 2,000,000 ordinary shares or 500,000 ADRs to 18,000,000 ordinary shares or 4,500,000 ADRs.

1996 Share Option Plan

Our 1996 share option plan authorizes the granting of both incentive and non-incentive share options over an aggregate of 22,000,000 ordinary shares (5,500,000 ADS equivalents). The option balance outstanding at March 31, 2003 also includes options issued pursuant to a plan that preceded the 1996 share option plan. There are no shares available for issue under the earlier plan. Under both plans, options are and were granted at prices not less than market value on the date of grant and the maximum term of an option may not exceed ten years. Share options granted under the 1996 share option plan generally vest ratably in equal tranches over three years beginning on the first anniversary of the date of grant.

We established The Danka Employees’ Trust Fund for use in conjunction with our 1996 share option plan. The employees’ trust may subscribe for new ordinary shares which we have granted in the form of share options, or it may purchase our ordinary shares on the open market. The employees’ trust will transfer shares to employees upon exercise of their options. No shares were acquired by the employees’ trust for the years ended March 31, 2003, 2002, and 2001.

1999 Share Option Plan

In October 1999, shareholders approved a share option plan authorizing the granting of both incentive and non-incentive share options for an aggregate of 12,000,000 ordinary shares (3,000,000 ADS equivalents). In October 2001, shareholders approved the issuance of an additional 20,000,000 ordinary shares (5,000,000 ADS equivalents) pursuant to the 1999 plan. Share options granted under the 1999 share option plan have the same terms as those granted under the 1996 share option plan.

2001 Long Term Incentive Plan

In October 2001, shareholders approved the Danka 2001 Long Term Incentive Plan, under which we may make awards of a variety of equity-related incentives to our executive directors, officers and employees. Awards under the 2001 plan may take the form of restricted stock unit awards, stock appreciation rights and other share-based awards. The 2001 plan is administered by our human resources committee, which determines the persons to whom awards may be made, the form of the awards, the terms and conditions of the awards, the number of shares subject to each award and the dates of grant. The total number of ordinary shares in respect of which awards may be made under the 2001 plan is 18,000,000 ordinary shares (4,500,000 ADS equivalents). Awards may be made over ordinary shares or ADSs. As of March 31, 2003, no awards had been made under the 2001 plan.

2002 Outside Director Stock Compensation Plan

In October 2002, we approved the 2002 Outside Director Stock Compensation Plan which allows us to pay part of our outside (non-executive) directors’ compensation in shares. The total number of shares in respect of which awards may be made under the 2002 Plan are 2,000,000 ordinary shares or 500,000 ADS. As of March 31, 2003, 269,472 ordinary shares or 67,368 ADS had been issued under the 2002 Plan.

In July 2000, shareholders approved a restricted stock award for the issuance of 1,542,168 ordinary shares (385,542 ADS equivalent) to be issued in three equal installments in 2001, 2002 and 2003 to our former president.

As of March 31, 2003, there were 39,847,302 ordinary shares (9,785,090 ADS equivalents) available to grant under all of our existing equity compensation plans.

Additional information with respect to stock option plan activity for the 1996 and 1999 share option plans during the three years ended March 31, 2003 was as follows:

Notes to Consolidated Financial Statements

	For the year ended March 31,
	2003		2002		2001
	Options (000’s)	Weighted- average exercise price in pence	Options (000’s)	Weighted- average exercise price in pence	Options (000’s)	Weighted- average exercise price in pence
Options outstanding at April 1	27,893	90.40	21,831	126.47	20,145	162.64
Granted	9,973	58.13	8,260	25.00	4,453	17.87
Exercised	—	—	—	—	—	—
Cancelled	(3,713)	166.47	(2,198)	187.40	(2,767)	176.59

Options outstanding at March 31	34,153	72.81	27,893	90.40	21,831	126.47

Options exercisable at March 31	18,488	97.53	16,415	133.25	11,877	176.71

Shares available for issuance at March 31	19,847		26,107		12,169

The range of option exercise prices for options outstanding at March 31, 2003 was 9.25 pence to 730.0 pence. This range reflects the fluctuating price of our ordinary shares.

The following table summarizes information about options outstanding at March 31, 2003.

	Outstanding Options			Exercisable Options
Price range in pence	Number of shares (In Thousands)	Weighted average remaining contractual life (In Years)	Weighted average exercise price in pence	Number of shares (In Thousands)	Weighted average remaining contractual life (In Years)	Weighted average exercise price in pence
9.25 – 42.00	11,830	8.5	21.16	5,013	8.3	17.82
43.17 – 113.85	19,496	7.5	72.17	10,648	5.9	82.28
127.00 – 215.66	1,184	6.4	143.10	1,184	6.4	143.10
246.00 – 378.67	875	4.2	268.95	875	4.2	268.95
445.00 – 730.00	768	2.8	563.90	768	2.8	563.90

	34,153			18,488

SFAS No. 123 Assumptions and Fair Value

The fair value of options granted in 2003, 2002 and 2001 reported above in “Note 2: Accounting Policies” was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions:

	For the year ended March 31,
	2003	2002	2001
Dividend yield	0%	0%	0%
Expected volatility	197.41%	310.70%	234.00%
Risk-free interest rate	3.43%	4.43%	4.82%
Expected life	5 years	5 years	5 years

The weighted average fair value of ordinary shares at grant date, in pence, as of March 31, 2003, 2002 and 2001 was 57.64, 24.96 and 17.48, respectively.

16. Commitments, Contingencies and Related Party Transactions

Leases: We are obligated under various noncancelable operating leases for our office facilities, office equipment and vehicles. Future noncancelable lease commitments as of March 31, 2003, are as follows:

Notes to Consolidated Financial Statements

(in 000’s)
Year Ending March 31,
2004	$48,752
2005	30,266
2006	20,157
2007	14,374
2008	12,320
Thereafter	35,771

Rental expense for fiscal years ended March 31, 2003, 2002 and 2001 was approximately $61,627,000, $70,385,000 and $93,273,000, respectively.

Equipment Leasing Commitment: We have an agreement with General Electric Capital Corporation (“GECC”) under which GECC agrees to provide financing to our United States customers to purchase equipment. The agreement expires March 31, 2009. In connection with this agreement, we are obligated to provide a minimum level of customer leases to GECC. The minimum level of customer leases is equal to a specified percentage of U.S. retail equipment and related sales revenues. If we fail to provide a minimum level of customer leases under the agreement, we are obligated to pay penalty payments to GECC. For the years ended March 31, 2002 and 2001, we were obligated for penalty payments of approximately $0.2 million and $1.9 million, respectively. We were not required to make any penalty payments for the year ended March 31, 2003.

Facility Lease Commitments: Danka Holding Company (“DHC”), one of our subsidiaries, has been a party to a number of tax retention operating lease (“TROLs”). Three properties subject to the TROL financing were sold during fiscal year 2003 for approximately $34.9 million.

Related Party Transactions: We remain contingently liable for the repayment of $318,000 of Industrial Revenue Bonds used to finance the construction of our corporate office in St. Petersburg, Florida. The obligation was assumed by a company controlled by our former chief executive officer, when it acquired the corporate office building. We lease our corporate office and three other offices owned by companies in which our former chief executive officer has a significant interest. The leases expire at various dates through December 2003.

Litigation: On or about June 6, 2003, we were served with a putative class action complaint titled Stephen L. Edwards, et al., Plaintiffs vs Danka Industries, Inc., et al., including American Business Credit Corporation, Defendants, alleging claims of breach of contract, fraud/intentional misrepresentation, unjust enrichment, violation of the Florida Deception and Unfair Trade Protection Act and injunctive relief. We intend to vigorously defend all claims alleged by the plaintiff.

Also, we are subject to legal proceedings and claims which arise in the ordinary course of our business. We do not expect these legal proceedings to have a material effect upon our financial position, results of operations or liquidity.

17. Financial Instruments

Fair Value of Financial Instruments: At March 31, 2003, the carrying values of cash and cash equivalents, accounts receivable, accounts payable, accrued expenses, and other notes payable approximated fair value due to the short-term maturities of these assets and liabilities. There are no quoted market prices for our 6.50% senior convertible participating shares. The participating shares currently are convertible into ordinary shares at a current conversion price of $12.44 per ADS. Assuming all participating shares were converted to ADSs at March 31, 2003, the resulting shares would have a market value of $70.3 million at that date. There are no quoted market prices for the $47.6 million of zero coupon senior subordinated notes and the $64.5 million in 10% subordinated notes. Therefore, their market value at March 31, 2003 are assumed to be their par values. The estimated fair market value at March 31, 2003 of our credit agreement of our senior bank debt approximated the carrying amount of the debt.

Foreign Currency Hedging: Generally, we do not enter into forward and option contracts to manage our exposure to foreign currency fluctuations. Foreign exchange forward contracts are legal agreements between two parties to purchase and sell a foreign currency, for a price specified at the contract date. The fair value of foreign exchange forward contracts is estimated by obtaining quotes for futures contracts with similar terms, adjusted where necessary for maturity differences. We did not enter into any material forward contracts or option contracts to buy or sell foreign currency for fiscal years 2003, 2002 and 2001.

Interest Rate Hedging: Under our credit agreement for our senior bank debt, we are required to enter into arrangements that provide protection from the volatility of variable interest rates for a portion of the outstanding principal balance on the credit agreement. To fulfill this obligation, we utilized interest rate swap agreements to eliminate the impact of interest rate changes on certain variable rate principal balances outstanding under the credit agreement. Pursuant to our credit agreement, we entered into a $80 million notional interest rate cap agreement with Bank of America. The interest rate cap would have paid Danka the difference between the quarterly LIBOR rate and 3.99% for the period March 18, 2002 to March 18, 2003. We have not entered into any new interest rate swap agreements since March 18, 2003.

Our financial instruments involve, to varying degrees, elements of exchange risk in excess of the amounts, which would be recognized in the consolidated balance sheet. Exposure to foreign currency contracts results from fluctuations in currency rates

Notes to Consolidated Financial Statements

during the periods in which the contracts are outstanding. Additionally, these contracts contain an element of credit risk to the extent of nonperformance by the counterparties. We minimize such risk by limiting the counterparties to a group of major international banks, and do not expect to record any losses as a result of nonperformance by these counterparties.

18. Supplemental Consolidating Financial Data for Subsidiary Guarantors

On June 29, 2001, we issued approximately $47.6 million in principal amount of zero coupon senior subordinated notes due April 1, 2004. The zero coupon senior subordinated notes are fully and unconditionally guaranteed on a joint and several basis by our 100% owned subsidiaries, Danka Holding Company and Danka Office Imaging company (collectively, the “Subsidiary Guarantors”). The Subsidiary Guarantors represent substantially all of our operations conducted in the United States of America.

The following supplemental consolidating financial data includes the combined Subsidiary Guarantors. Management believes separate complete financial statements of the respective Subsidiary Guarantors would not provide additional material information that would be useful in assessing the financial composition of the Subsidiary Guarantors. No single Subsidiary Guarantor has any significant legal restriction on the ability of investors or creditors to obtain access to its assets in the event of default on the guarantee other than subordination of the guarantee to our senior indebtedness. The zero coupon senior subordinated notes and the guarantees are subordinated to all our existing and future senior indebtedness. The indenture governing the zero coupon senior subordinated notes contains limitations on the amount of additional indebtedness, including senior indebtedness, that we may incur.

We account for investment in subsidiaries on the equity method for purposes of the supplemental consolidating presentation. Earnings of subsidiaries are therefore reflected in Danka Business Systems PLC’s (“Parent Company”) investment in subsidiaries. The principal elimination entries eliminate investments in subsidiaries and intercompany balances and transactions.

Notes to Consolidated Financial Statements

Supplemental Consolidating Statement of Operations

For the year ended March 31, 2003

(in 000’s)	Parent Company(1)	Subsidiary Guarantors(2)	Subsidiary Non- Guarantors(3)	Eliminations	Consolidated Total
Revenue:
Retail equipment and related sales	$—	$273,021	$203,708	$—	$476,729
Retail service, supplies and rentals	—	474,766	363,943	—	838,709
Wholesale	—	—	84,536	—	84,536

Total revenue	—	747,787	652,187	—	1,399,974

Costs and operating expenses:
Cost of retail equipment sales	—	171,786	139,106	—	310,892
Retail service, supplies and rental costs	—	256,813	240,678	—	497,491
Wholesale costs of revenue	—	—	68,429	—	68,429
Selling, general and administrative expenses	5,172	292,844	186,871	—	484,887
Restructuring charges (credits)	—	(555)	—	—	(555)
Equity (income) loss	19,590	—	—	(19,590)	—
Other (income) expense	(17,935)	(644)	12,499	(0)	(6,081)

Total costs and operating expenses	6,827	720,244	647,583	(19,590)	1,355,063

Operating earnings (loss) from continuing operations	(6,827)	27,543	4,604	19,590	44,911
Interest expense	(30,020)	(31,936)	(63,471)	92,605	(32,822)
Interest income	57,438	578	35,838	(92,605)	1,249

Earnings (loss) from continuing operations before income taxes	20,591	(3,815)	(23,029)	19,590	13,338
Provision (benefit) for income taxes	10,857	(1,031)	(6,222)	—	3,604

Net (loss) earnings	$9,734	$(2,784)	$(16,807)	$19,590	$9,734

(1)	Danka Business Systems PLC
(2)	Danka Holding Company and Danka Office Imaging Company
(3)	Subsidiaries of Danka Business Systems PLC other than Danka Holding Company and Danka Office Imaging Company

Notes to Consolidated Financial Statements

Supplemental Consolidating Statement of Operations

For the year ended March 31, 2002

	Parent Company(1)	Subsidiary Guarantors(2)	Subsidiary Non- Guarantors(3)	Eliminations	Consolidated Total
(in 000’s)
Revenue:
Retail equipment and related sales	$—	$304,546	$233,893	$—	$538,439
Retail service, supplies and rentals	—	560,745	377,045	—	937,790
Wholesale	—	—	78,947	—	78,947

Total revenue	—	865,291	689,885	—	1,555,176

Costs and operating expenses
Cost of retail equipment sales	—	232,724	161,332	—	394,056
Retail service, supplies and rental costs	—	297,798	249,083	—	546,881
Wholesale costs of revenue	—	—	64,357	—	64,357
Selling, general and administrative expenses	4,245	335,174	191,912	—	531,331
Restructuring charges (credits)	—	(1,991)	(1)	—	(1,992)
Equity (income) loss	(106,570)	—	—	106,570	—
Other (income) expense	2,057	3,778	5,486	(33)	11,288

Total costs and operating expenses	(100,268)	867,483	672,169	106,537	1,545,921

Operating earnings (loss) from continuing operations	100,268	(2,192)	17,716	(106,537)	9,255
Interest expense	(36,783)	(68,429)	(66,618)	129,532	(42,298)
Interest income	52,417	5,198	77,685	(129,532)	5,768

Earnings (loss) from continuing operations before income taxes	115,902	(65,423)	28,783	(106,537)	(27,275)
Provision (benefit) for income taxes	5,956	(41,754)	18,370	21	(17,407)

Earnings (loss) from continuing operations before extraordinary items	109,946	(23,669)	10,413	(106,558)	(9,868)
Discontinued operations, net of tax	(324)	54,004	65,810	—	119,490
Extraordinary gain early retirement of debt, net of tax	27,933	—	—	—	27,933

Net (loss) earnings	$137,555	$30,335	$76,223	$(106,558)	$137,555

(1)	Danka Business Systems PLC
(2)	Danka Holding Company and Danka Office Imaging Company
(3)	Subsidiaries of Danka Business Systems PLC other than Danka Holding Company and Danka Office Imaging Company

Notes to Consolidated Financial Statements

Supplemental Consolidating Statement of Operations

For the year ended March 31, 2001

	Parent Company (1)	Subsidiary Guarantors (2)	Subsidiary Non- Guarantors (3)	Eliminations	Consolidated Total
(in 000’s)
Revenue:
Retail equipment and related sales	$—	$351,917	$262,190	$—	$614,107
Retail service, supplies and rentals	—	648,613	413,394	—	1,062,007
Wholesale	—	—	97,128	—	97,128

Total revenue	—	1,000,530	772,712	—	1,773,242

Costs and operating expenses
Cost of retail equipment sales	—	319,911	198,385	—	518,296
Retail service, supplies and rental costs	—	378,721	281,446	—	660,167
Wholesale costs of revenue	—	—	80,922	—	80,922
Selling, general and administrative expenses	8,402	400,336	232,742	—	641,480
Write-off of goodwill	—	—	25,577	—	25,577
Restructuring charges (credits)	—	4,661	11,044	—	15,705
Equity (income) loss	211,674	—	—	(211,674)	—
Other (income) expense	(5,585)	4,075	23,973	—	22,463

Total costs and operating expenses	214,491	1,107,704	854,089	(211,674)	1,964,610

Operating earnings (loss) from continuing operations	(214,491)	(107,174)	(81,377)	211,674	(191,368)
Interest expense	(91,824)	(83,344)	(89,904)	182,424	(82,648)
Interest income	84,335	2,049	99,212	(182,424)	3,172

Earnings (loss) from continuing operations before income taxes	(221,980)	(188,469)	(72,069)	211,674	(270,844)
Provision (benefit) for income taxes	(1,420)	(25,975)	(9,933)	—	(37,328)

Earnings (loss) from continuing operations before extraordinary items	(220,560)	(162,494)	(62,136)	211,674	(233,516)
Discontinued operations, net of tax	—	11,004	1,952	—	12,956
Extraordinary gain early retirement of debt, net of tax	—	—	—	—	—

Net (loss) earnings	$(220,560)	$(151,490)	$(60,184)	$211,674	$(220,560)

(1)	Danka Business Systems PLC
(2)	Danka Holding Company and Danka Office Imaging Company
(3)	Subsidiaries of Danka Business Systems PLC other than Danka Holding Company and Danka Office Imaging Company

Notes to Consolidated Financial Statements

Supplemental Consolidating Balance Sheet Information

March 31, 2003

	Parent Company (1)	Subsidiary Guarantors (2)	Subsidiary Non- Guarantors (3)	Eliminations	Consolidated Total
(in 000’s)
Assets
Current assets:
Cash and cash equivalents	$42,709	$9,020	$29,764	$—	$81,493
Accounts receivable, net	—	114,563	142,766	—	257,329
Inventories	—	51,770	59,701	—	111,471
Prepaid expenses, deferred income taxes and other current assets	19,262	21,802	4,815	—	45,879

Total current assets	61,971	197,155	237,046	—	496,172
Equipment on operating leases, net	—	21,363	18,466	—	39,829
Property and equipment, net	—	55,279	12,503	—	67,782
Goodwill, net	—	93,541	163,449	—	256,990
Non-compete agreements, net	—	799	—	—	799
Investment in subsidiaries	611,982	282	1	(612,265)	—
Deferred income tax	—	78,458	22	—	78,480
Other assets	8,784	13,583	19,201	—	41,568

Total assets	$682,737	$460,460	$450,688	$(612,265)	$981,620

Liabilities and shareholders’ equity (deficit)
Current liabilities:
Current maturities of long-term debt and notes payable	$13,719	$23,548	$21,176	$—	$58,443
Accounts payable	253	81,728	58,226	—	140,207
Accrued expenses and other current liabilities	(3,908)	53,392	52,266	(1)	101,749
Taxes Payable	—	35,296	77,015	—	112,311
Deferred revenue	—	14,010	26,618	—	40,628
Due to/(from) affiliate	137,304	138,792	(272,051)	(4,045)	—

Total current liabilities	147,368	346,766	(36,750)	(4,046)	453,338
Due to/(from) affiliates—long-term		200,000	(200,000)	—	—
Long-term debt and notes payables, less current maturities	211,284	(20,485)	(16,387)	—	174,412
Deferred income taxes and other long-term liabilities	—	7,865	21,920	—	29,785

Total liabilities	358,652	534,146	(231,217)	(4,046)	657,535

6.5% convertible participating shares	258,376	—	—	—	258,376

Shareholders’ equity (deficit):
Ordinary shares, 1.25 pence stated value	5,167	258	608,999	(609,257)	5,167
Additional paid-in capital	327,173	306,644	(97,145)	(209,499)	327,173
Retained earnings (accumulated deficit)	(189,995)	(380,588)	438,180	(57,592)	(189,995)
Accumulated other comprehensive (loss) income	(76,636)	—	(268,129)	268,129	(76,636)

Total shareholders’ equity (deficit)	65,709	(73,686)	681,905	(608,219)	65,709

Total liabilities & shareholders’ equity (deficit)	$682,737	$460,460	$450,688	$(612,265)	$981,620

(1)	Danka Business Systems PLC
(2)	Danka Holding Company and Danka Office Imaging Company
(3)	Subsidiaries of Danka Business Systems PLC other than Danka Holding Company and Danka Office Imaging Company

Notes to Consolidated Financila Statements

Supplemental Consolidating Balance Sheet Information

March 31, 2002

	Parent Company (1)	Subsidiary Guarantors (2)	Subsidiary Non- Guarantors (3)	Eliminations	Consolidated Total
(in 000’s)
Current assets:
Cash and cash equivalents	$8,420	$10,453	$40,597	$—	$59,470
Accounts receivable, net	—	143,685	148,665	—	292,350
Inventories	—	46,584	84,015	—	130,599
Prepaid expenses, deferred income taxes and other current assets	5,060	21,470	9,405	—	35,935

Total current assets	13,480	222,192	282,682	—	518,354
Equipment on operating leases, net	—	29,408	28,024	—	57,432
Property and equipment, net	—	49,250	11,299	—	60,549
Goodwill, net	—	93,541	138,367	—	231,908
Non-compete agreements, net	—	1,078	—	—	1,078
Investment in subsidiaries	631,572	1,014	—	(632,586)	—
Deferred income taxes	—	67,583	—	—	67,583
Other assets	13,183	20,745	1,991	—	35,919

Total assets	$658,235	$484,811	$462,363	$(632,586)	$972,823

Liabilities and shareholders’ equity (deficit)
Current liabilities:
Current maturities of long-term debt and notes payable	$31,988	$161	$4,144	$—	$36,293
Accounts payable	5,822	69,535	35,229	—	110,586
Accrued expenses and other current liabilities	6,155	52,375	46,645	4,044	109,219
Taxes Payable	—	65,259	28,978	—	94,237
Deferred revenue	—	19,951	22,392	—	42,343
Due to/(from) affiliate	59,591	140,033	(195,579)	(4,045)	—

Total current liabilities	103,556	347,314	(58,191)	(1)	392,678
Due to/(from) affiliates—long-term		200,000	(200,000)	—	—
Long-term debt and notes payables, less current maturities	266,114	817	1,230	—	268,161
Deferred income taxes and other long-term liabilities	—	7,621	15,794	—	23,415

Total liabilities	369,670	555,752	(241,167)	(1)	684,254

6.5% convertible participating shares	240,520	—	—	—	240,520

Shareholders’ equity (deficit):
Ordinary shares, 1.25 pence stated value	5,139	259	608,998	(609,257)	5,139
Additional paid-in capital	325,880	306,644	(96,703)	(209,941)	325,880
Retained earnings (accumulated deficit)	(181,876)	(377,805)	454,991	(77,182)	(181,872)
Accumulated other comprehensive (loss) income	(101,098)	(39)	(263,756)	263,795	(101,098)

Total shareholders’ equity (deficit)	48,045	(70,941)	703,530	(632,585)	48,049

Total liabilities & shareholders’ equity (deficit)	$658,235	$484,811	$462,363	$(632,586)	$972,823

(1)	Danka Business Systems PLC
(2)	Danka Holding Company and Danka Office Imaging Company
(3)	Subsidiaries of Danka Business Systems PLC other than Danka Holding Company and Danka Office Imaging Company

Notes to Consolidated Financial Statements

Supplemental Consolidating Statement of Cash Flows

For the year ended March 31, 2003

	Parent Company (1)	Subsidiary Guarantors (2)	Subsidiary Non- Guarantors (3)	Eliminations	Consolidated Total
(in 000’s)
Net cash provided by (used in) operating activities	$126,807	$18,281	$9,930	$—	$155,018
Investing activities
Capital expenditures	—	(21,826)	(26,724)	—	(48,550)
Proceeds from sale of property and equipment	—	27	606	—	633
Proceeds from sale of business	—	—	5,940	—	5,940

Net cash provided by (used in) investing activities	—	(21,799)	(20,178)	—	(41,977)

Financing activities
Net (payment) borrowing of debt	(73,814)	2,085	(585)	—	(72,314)
Payment of debt issue costs	(20,435)	—	—	—	(20,435)

Net cash provided by (used in) financing activities	(94,249)	2,085	(585)	—	(92,749)

Effect of exchange rates	1,731	—	—	—	1,731

Net increase (decrease) in cash	34,289	(1,433)	(10,833)	—	22,023
Cash and cash equivalents, beginning of period	8,420	10,453	40,597	—	59,470

Cash and cash equivalents, end of period	$42,709	$9,020	$29,764	$—	$81,493

Supplemental Consolidating Statement of Cash Flows

For the year ended March 31, 2002

	Parent Company (1)	Subsidiary Guarantors (2)	Subsidiary Non- Guarantors (3)	Eliminations	Consolidated Total
(in 000’s)
Net cash provided by (used in) operating activities	$347,997	$(119,338)	$(73,093)	$—	$155,566
Investing activities
Capital expenditures	—	(33,441)	(17,136)	—	(50,577)
Proceeds from sale of property and equipment	—	411	517	—	928
Proceeds from sale of business	—	179,099	94,895	—	273,994

Net cash provided by (used in) investing activities	—	146,069	78,276	—	224,345

Financing activities
Net (payment) borrowing of debt	(319,267)	(44,001)	(3,858)	—	(367,126)
Payment of debt issue costs	(25,797)	—	—	—	(25,797)

Net cash provided by (used in) financing activities	(345,064)	(44,001)	(3,858)	—	(392,923)

Effect of exchange rates	16	—	3,381	—	3,397

Net increase (decrease) in cash	2,949	(17,270)	4,706	—	(9,615)
Cash and cash equivalents, beginning of period	5,471	27,723	35,891	—	69,085

Cash and cash equivalents, end of period	$8,420	$10,453	$40,597	$—	$59,470

(1)	Danka Business Systems PLC
(2)	Danka Holding Company and Danka Office Imaging Company
(3)	Subsidiaries of Danka Business Systems PLC other than Danka Holding Company and Danka Office Imaging Company

Notes to Consolidated Financial Statements

Supplemental Consolidating Statement of Cash Flows

For the year ended March 31, 2001

(in 000’s)	Parent Company (1)	Subsidiary Guarantors (2)	Subsidiary Non- Guarantors (3)	Eliminations	Consolidated Total
Net cash provided by (used in) operating activities	$84,629	$34,282	$8,030	$—	$126,941
Investing activities
Capital expenditures	—	(38,813)	(30,068)	—	(68,881)
Proceeds from sale of property and equipment	—	164	5,944	—	6,108
Proceeds from sale of business	—	—	—	—	—

Net cash provided by (used in) investing activities	—	(38,649)	(24,124)	—	(62,773)

Financing activities
Net (payment) borrowing of debt	(81,722)	518	13,564	—	(67,640)

Net cash provided by (used in) financing activities	(81,722)	518	13,564	—	(67,640)

Effect of exchange rates	(195)	—	7,891	—	7,696

Net increase (decrease) in cash	2,712	(3,849)	5,361	—	4,224
Cash and cash equivalents, beginning of period	2,759	31,572	30,530	—	64,861

Cash and cash equivalents, end of period	$5,471	$27,723	$35,891	$—	$69,085

(1)	Danka Business Systems PLC
(2)	Danka Holding Company and Danka Office Imaging Company
(3)	Subsidiaries of Danka Business Systems PLC other than Danka Holding Company and Danka Office Imaging Company

INDEPENDENT AUDITORS’ REPORT

To the Members of Danka Business Systems PLC:

We have audited the consolidated balance sheets of Danka Business Systems PLC and subsidiaries as of March 31, 2003 and 2002, and the related consolidated statements of operations, shareholders’ equity (deficit) and cash flows for each of the years in the three-year period ended March 31, 2003. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the aforementioned consolidated financial statements present fairly, in all material respects, the financial position of Danka Business Systems PLC and subsidiaries as of March 31, 2003 and 2002, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards 142, Goodwill and Other Intangible Assets, effective April 1, 2002.

KPMG Audit Plc

Chartered Accountants

Registered Auditor London,

England

June 9, 2003